

RECEIVED
AUG 14 2018
OFFICE OF THE SECRETARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2018
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant's name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

<u>Item</u>

1.   Form 6k dated August 8, 2018
2.   Annual Report–Year 2017-18
3.   Business Responsibility Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: August 8, 2018   By: _Vivek Ranjan_

Name: Vivek Ranjan

Title: Chief Manager






ICICI Bank

PARTNERING A
DYNAMIC▶
INDIA

ANNUAL REPORT **2017-2018**

CONTENTS

REGISTERED OFFICE - ICICI Bank Tower,
Near Chakli Circle, Old Padra Road, Vadodara 390 007
Tel : +91-265-6722239
CIN : L65190GJ1994PLC021012

CORPORATE OFFICE - ICICI Bank Towers,
Bandra-Kurla Complex, Mumbai 400 051
Tel : +91-22-33667777
Fax : +91-22-26531122

STATUTORY AUDITORS - B S R & CO. LLP,
5th Floor, Lodha Excelus, Apollo Mills Compound,
N. M. Joshi Marg, Mahalaxmi,
Mumbai 400 011

REGISTRAR AND TRANSFER AGENTS -
3i Infotech Limited, International Infotech Park,
Tower 5, 3rd Floor, Vashi Railway Station Complex,
Vashi, Navi Mumbai 400 703

PARTNERING A DYNAMIC INDIA

India is on the move. At ICICI Bank, we are on the move too, to support the ambitions and aspirations of Indians and India Inc. Our mission is to help realise the aspirations of a dynamic India in the backdrop of a rapidly changing economic and technological landscape.

ICICI Bank is partnering with a dynamic India by constantly innovating its products and services for its individual and business customers across urban and rural India. Driven by our core ethos of putting customers first, we are aligning our internal processes and strengthening the capabilities of our employees to lead the charge in transforming banking. We continue to create the latest trends in financial services by deploying innovative solutions to make banking more personalised, more accessible and more intuitive.

At ICICI Bank, our promise to our stakeholders is that we are ready to shape the financial services industry as a dynamic India marches ahead.

EMPOWERING THE DYNAMIC INDIAN

Indians today are challenging the status quo and moving ahead. At ICICI Bank, we are cognisant of the evolving needs and aspirations of Indians, whether they reside in metros or smaller towns and whether they are salaried or self-employed. We are continuously investing in personalising, digitising and innovating our industry-leading products and services to empower our dynamic fellow citizens in fulfilling their ambitions.

PROPELLING A DYNAMIC INDIA INC.

India Inc. is moving rapidly to meet the needs of a dynamic India and a transforming global economy. It is producing global leaders across industries. At ICICI Bank, we have always propelled the global and local aspirations of Indian businesses by enabling corporates to grow and to operate with speed and efficiency. Our extensive experience and wide gamut of best-in-class innovative and customised banking solutions help large corporates, young entrepreneurs and small and medium enterprises alike in managing their day-to-day transactions and in raising capital.

COLLABORATING WITH A DYNAMIC BHARAT

The future of Bharat resides in her dynamic villages. At ICICI Bank, we are committed to creating and strengthening local ecosystems to make our villages self-sustaining. Our initiatives promote sustainable growth and financial inclusion and help Bharat in becoming ready for a digital, cashless and prosperous future. We have created over 600 Digital Villages across 21 states in India over the last two years to help support this ambition.

NURTURING A DYNAMIC TEAM ICICI

A dynamic Team ICICI is at the core of our partnership with a dynamic India. Our leaders and employees drive our pursuit for constant innovation, profitable growth and flawless execution. We are nurturing our teams to become future-ready by reinforcing our commitment to building a DYNAMIC (Digital, Young, Nurturing, Agile, Mindful, Inclusive and Connected) work culture. In addition to investing in capability building and development of future leaders, we are consciously creating an environment that promotes continuous learning, unlearning and relearning for a dynamic world.

ICICI BANK AT A GLANCE ▶

ICICI Bank is the country's largest private sector bank by consolidated assets. We pride ourselves in continuing to support India's growth story with our extensive distribution network, diversified portfolio and leadership in technology.

₹ **11,242.81** billion
Consolidated Total Assets

₹ **189.40** billion
Core Operating Profit
(Profit before provisions and tax, excluding treasury income)

21%
Year-on-Year Growth in Retail Loans

56.6%
Retail Loans as a Proportion
of Total Loans

51.7%
CASA Ratio

18.42%
Total Capital Adequacy Ratio

4,867
Branches

14,367
ATMs

All information as on March 31, 2018

Digital First Bank

Over 95% of financial and non-financial transactions undertaken by savings account customers in fiscal 2018 were done outside branches. ICICI Bank's mobile and internet channels offer more than 250 banking services.

Digital Transactions of over ₹ 7 trillion

Digital channels recorded over ₹ 7 trillion worth of transactions in fiscal 2018.

Biggest Blockchain Deployment

Over 250 Indian corporates used the Bank's blockchain platform for undertaking domestic and international trade finance transactions.

iPal - First Banking Chatbot Service Available on Both Website and Mobile App

First bank in the country to offer Artificial Intelligence (AI) based chatbot services on its website and mobile application. ICICI Bank's iPal handles about 1.3 million queries on a monthly basis.

Largest Mortgage Portfolio

Largest mortgage portfolio among private sector banks of more than ₹ 1.5 trillion.

Best Retail Bank

Declared the 'Best Retail Bank' in India for five years in a row at The Asian Banker Excellence in Retail Financial Services awards.

First Bank in the Country to Offer a Digital Procedure for Opening PPF Accounts

ICICI Bank offers customers the facility to open a Public Provident Fund (PPF) account instantly and in a completely online and paperless manner.

Close to 20% of Transactions Handled by Software Robotic Systems

Over 750 software robotic systems perform close to 2 million transactions.

Skilled over 267,000 Indians

Trained over 267,000 underprivileged individuals since inception through the ICICI Digital Villages Programme, Rural Self Employment Training Institutes (RSETIs) & ICICI Academy of Skills.

Best Company to Work For

Awarded 'Best Company to Work For' in the Banking, Financial Services and Insurance sector by Business Today magazine for the second year in a row.

FINANCIAL HIGHLIGHTS ▶

TOTAL DEPOSITS



Total Deposits (₹ in billion) — ◦ — Average CASA ratio

TOTAL ADVANCES



Retail
Domestic Corporate
Small & Medium Enterprise
Overseas
— ◦ — Total (₹ in billion)

TOTAL ASSETS



Total Assets (₹ in billion)

CAPITAL ADEQUACY RATIO



Tier I
Tier II
— ◦ — Total

NII & NIM



Net Interest Income (NII) (₹ in billion)
- Net Interest Margin (NIM)

FEE INCOME



Retail Fee Income
Corporate Fee Income
- Fee Income (₹ in billion)

OPERATING EXPENSES



Operating Expenses (₹ in billion)

CORE OPERATING PROFIT



Core Operating Profit (₹ in billion)
(Profit before provisions and tax, excluding treasury income)

MESSAGE FROM THE CHAIRMAN ▶



> **ICICI Bank has continued to focus on improving its portfolio mix, resolving stressed assets and maintaining and <u>enhancing</u> its customer franchise.**

I am delighted to join ICICI Bank as the Chairman of the Board of Directors. This esteemed organisation has a rich legacy of partnering India in its growth and development. Founded as a development finance bank in 1955, the institution has taken several pioneering strides in catalysing the growth of the financial industry. As a financial conglomerate, the ICICI Group has been on a continuous journey of transformation, diversification and expansion. It is a pleasure to be addressing my first message to the shareholders of ICICI Bank.

The year 2017 saw positive trends in global growth, across most developed and emerging economies. This was accompanied by the normalisation of monetary policy in major economies. In recent times, differences between major economies on trade issues have led to protectionist measures and counter-measures in some countries. The future course of events in this regard and their impact on global trade, growth and capital flows will have to be closely monitored. Geopolitical developments in various regions may also affect the economy and financial markets through their impact on commodity prices, risk appetite and capital flows.

In India, the first half of the fiscal year 2018 was marked by the adjustment to the demonetisation of high value currency notes, and to the introduction of the Goods & Services Tax. Both of them are welcome from a longer term perspective – the first step has provided an impetus to digitisation, much needed in the financial sector, and the second to elimination of the cascading effect of diverse taxes and greater formalisation of the economy. However, in the short term, these reflected in a moderation in economic growth and banking system credit growth, while banking system deposit growth continued to be high on a year-on-year basis. The second half of the year saw an improvement in economic growth. Banking system credit growth also improved from the post-demonetisation lows, while deposit growth normalised. Government spending has played a significant role in boosting growth and demand. The turnaround in industrial production and the capital goods sector is particularly encouraging as it bodes well for revival in investments going forward. The economic growth outlook is positive, with most agencies forecasting higher GDP growth in fiscal 2019. At the same time, oil prices have risen significantly, which has implications for inflation and external sector parameters. The hardening of interest rates also represents a reversal in the declining interest rate environment of recent years.

The corporate lending and resolution landscape underwent a radical shift during fiscal 2018. The Reserve Bank of India mandated the referral of large non-performing borrowers for resolution under the Insolvency and Bankruptcy Code. Judicial decisions as well as legislative amendments are refining the framework and process of insolvency and resolution under the Code. The Reserve Bank of India also issued its revised framework for resolution of stressed assets. These are welcome steps aimed at accelerating resolution of existing stressed loans as well as enhancing credit discipline and proactive resolution on a sustained basis going forward.

Against this backdrop, ICICI Bank has continued to focus on improving its portfolio mix, resolving stressed assets and enhancing its customer franchise. Loan growth was driven by the retail segment, backed by healthy growth in deposits. The Bank's subsidiaries continued to perform well in their respective sectors, maintaining the ICICI Group's position as a leading diversified financial services franchise. The financial sector is the backbone of the economy. As India grows and financial penetration increases, the growth opportunities for various businesses of the Bank and its subsidiaries will be significant. I am sure the teams across the Group are focusing on maximising profitable growth, with the requisite focus on risk management and sustainable performance.

In recent months, the Bank has seen some esteemed members on the Board retiring as they completed the maximum permissible tenure of eight years for independent Directors of banks under the Banking Regulation Act. Consequently, there have been several appointments to the Board to fill these vacancies. While this transition of independent Directors has been well-handled, the Bank is taking steps to ensure that going forward the retirements and induction of independent Directors are more evenly spaced out. ICICI Bank would like to thank the former Board members for their valuable contribution and support. I also take this opportunity to welcome the new Directors who bring diverse and rich experience with them, and I am sure will provide invaluable guidance to the Bank.

ICICI Bank has seen its share of challenges in the recent past due to the elevated levels of NPAs but has been dealing with them in the best interest of all stakeholders. Taking a longer term view of the past, it is indeed remarkable to see how the institution has grown and transformed over these years, from essentially a development finance institution with a small commercial banking business, to a large and diversified financial conglomerate. Along the way, the Bank has taken many pioneering initiatives that have contributed to the development of the financial sector as a whole. The fledgling retail and insurance businesses of 2003 have grown into leading consumer banking, life insurance and non-life insurance franchises; the Bank has kept pace with developments in technology and consumer preferences; and it has navigated through rapidly evolving operating environments, capitalising on opportunities as they emerged and changing course to address challenges.

In recent months, the Bank has been facing questions with regard to governance. The Board of Directors have instituted an enquiry to examine issues relating to the same. The scope of enquiry will be comprehensive and we hope to conclude the uncertainties relating to this issue at the earliest. It will be my topmost priority to uphold the best governance practices at this esteemed institution.

As the new Chairman of the Bank, I am happy to be a part of this organisation and its illustrious journey. I hope that we continue to see many more innovations and transformational initiatives from ICICI Bank in the years to come.

With best wishes,

Girish Chandra Chaturvedi
Chairman

MESSAGE FROM THE MD & CEO ▶



> **The Bank has made significant progress in de-risking the balance sheet and continued to enhance the franchise.**

Economic developments in fiscal 2018 indicate a positive momentum for the Indian economy. The economic environment has seen a marked shift to a higher growth trajectory in the latter part of the year. The improvement in growth in the industrial sector is encouraging as it has the potential to spur recovery in capital investments in the private sector. The momentum in reforms has continued with the introduction of the Goods and Services Tax. Key macroeconomic parameters including inflation and exchange rates remained stable for most of fiscal 2018. The increase in global commodity and crude oil prices however pose some risk to inflation and the current account deficit. The process of resolution of large stressed corporate assets under the Insolvency and Bankruptcy Code, 2016, has been set in motion during fiscal 2018. The new framework for

resolution of stressed assets announced by the Reserve Bank of India is expected to ensure focus on proactive early resolution of stress going forward.

ICICI Bank continued to focus on the strategic priorities in its 4x4 Agenda, covering Portfolio Quality and Enhancing Franchise. The Bank has achieved significant success in further strengthening its balance sheet and businesses through this strategy. I would like to mention a few highlights in this regard:

- The Bank continued to strengthen its funding profile, with a healthy growth in its low cost deposit base. At March 31, 2018, the current account and savings account (CASA) deposits were 51.7% of total deposits. The average CASA ratio has improved from 39.5% in fiscal 2015 to 45.6% in fiscal 2018 and the cost of deposits in fiscal 2018 was less than 5.0%, the lowest in the last 10 years.

- The Bank has continued to improve the portfolio mix towards retail and higher rated corporate loans. The proportion of retail loans in the portfolio increased to 56.6% at March 31, 2018. A high proportion of corporate loans disbursed were to customers rated A- and above.

- The Bank continued to enhance and strengthen its technology capabilities and was at the forefront in offering technology-led solutions to customers. The Bank continues to invest in areas like mobility, analytics and blockchain and offer superior functionalities across all channels.

- Since fiscal 2016, the Bank has unlocked more than ₹ 140.00 billion of capital in its subsidiaries, demonstrating the value created in these business. The aggregate market capitalisation of the three listed subsidiaries is now about ₹ 1.00 trillion.

- The Bank's capital position continues to be very strong. The Tier-1 capital adequacy of 15.92% and the total capital adequacy of 18.42% at March 31, 2018 were well above regulatory requirements.

The Bank's social initiatives were focussed on skill development and rural development, with the objective of enabling every individual to participate in nation-building and the growth of the Indian economy. The ICICI Foundation for Inclusive Growth has set up skill training centres across the country and provides industry-relevant skill training to underprivileged youth. The ICICI Academy for Skills, launched in October 2013, has 24 centres operating across key urban areas. Apart from this, the Foundation also runs rural self-employment training institutes for skill training in rural areas. In fiscal 2017, ICICI Bank and ICICI Foundation had launched the ICICI Digital Villages initiative. Over 600 villages have now been covered under this initiative, which encompasses digital payment ecosystems, skill training, financial inclusion and facilitating market linkages for the villagers. Through the ICICI Academy for Skills, rural self-employment training institutes and the Digital Villages initiative, ICICI Foundation has imparted skill training to over 267,000 individuals till March 31, 2018, of whom 52% were women.

In the past four years, the Bank has made significant progress in de-risking the balance sheet and continued to enhance the franchise. The ICICI Group has a strong market position across banking, insurance, asset management and securities. We are a leader in catering to the full spectrum of customer needs - be it savings & investments, payments & transactions, credit, protection from risks or advisory services. We believe that there are healthy growth prospects across our businesses.

The retail segment would remain the key driver of growth, with segments like business banking, credit cards and personal loans growing at a higher pace off a lower base, while home loans would continue to be the largest part of the portfolio. The proportion of retail loans in the total loan portfolio is expected to increase, while the proportion of overseas loans is expected to decline. The Bank has adopted a new approach to corporate lending with enhanced focus on concentration risk. The Bank would aim to maintain a robust funding profile. The Bank will continue to invest in technology and preserve its digital leadership by offering best in-class digital products to customers and automating internal processes for increasing efficiency. The insurance, asset management & securities businesses would focus on savings & protection opportunities, working towards market leadership and value creation.

The Bank would like to thank all its stakeholders, including regulators, government, investors, customers and employees. The Bank looks forward to the continued support of all stakeholders in its journey.

With best wishes,

Chanda Kochhar
MD & CEO

MESSAGE FROM THE COO ▶



I am honoured and excited by this new role in the growth of ICICI and the shaping of its future.

In recent times, you would have seen media coverage on ICICI Bank centred around NPAs and recognition of stress in earlier years. I thought I should put this in context. In the period from 2010-2012, the Indian economy saw a strong investment phase, and banks like ICICI Bank which were involved in project finance participated in financing this investment activity. These loans subsequently faced significant stress due to many reasons, including a global slowdown and commodity cycles. The regulatory approach also evolved. In 2015, RBI articulated an objective of early and conservative recognition of stress and conducted an asset quality review of Indian banks. Following this review, the gross NPAs of the Indian banking system increased by an estimated ₹ 2.5 trillion in a span of six months from October 2015 to March 2016,

compared to an increase of ₹ 1.7 trillion in the previous two and a half years. Since then the banking system accelerated the classification of assets including assets under various RBI schemes as non-performing. Various banks including ICICI Bank have undergone annual regulatory assessments and were required to report divergences in asset classification and provisions assessed by the regulator based on thresholds prescribed in the guidelines. For March 2017, no such reporting was required to be made by ICICI Bank.

We continue to focus on improving portfolio quality and further strengthening internal processes. We have improved our portfolio mix with a higher share of retail loans, which has stable asset quality. We have improved the proportion of highly rated corporates in the incremental portfolio, reduced the concentration in our portfolio with incremental lending under a revised concentration risk framework and reduced the proportion of exposure to key sectors under stress. We achieved higher recoveries and played a key role in some of the large asset resolutions.

Looking ahead, India presents an exciting landscape of opportunities for the financial sector. The growth in savings, the increasing formalisation of the economy, the rapidly growing digitisation across various economic activities and the continuing entrepreneurship and aspirations of the Indian are driving both demand as well as innovation in the market for financial services. Technology, in particular, is transforming the way financial services are conceptualised and delivered to the customers. Market infrastructure, be it in payments or credit, is also evolving quickly to keep pace with the needs of customers and financial sector players.

The ICICI Group is a unique franchise with a presence across customer segments, products and geographies, excellent technology capabilities and a diverse talent pool. Our objective is to bring all our capabilities together to be the trusted partner in serving our customers and become their banker of choice. We will focus on streamlining processes and empowering our teams to deliver this objective, while ensuring that our growth is appropriately risk-calibrated. Our asset growth will be backed by our robust funding profile and healthy capital position. I believe that the ICICI Group is very well-positioned to capture the exciting opportunities in the Indian financial services sector. I look forward to working with my senior colleagues, the entire team and the outstanding franchise that is ICICI to create value for all our stakeholders.

With best wishes,

Sandeep Bakhshi
COO (Designate)

MESSAGES FROM THE EXECUTIVE DIRECTORS



VISHAKHA MULYE

Fiscal 2018 saw a revival in global economic growth along with pickup in global trade flows and increase in commodity prices. However, domestic growth moderated in fiscal 2018 as compared to the previous year. Credit off-take by corporates remained muted. The Insolvency and Bankruptcy Code and National Company Law Tribunal provided the platform for resolution of stressed assets and many assets were bid for. We continued our strategy of enhancing the quality of our corporate portfolio as well as the quality of earnings. In line with the same, our disbursements were largely to higher-rated customers. We were successful in resolution of large assets and saw significant progress in many other stressed assets. We continued to strengthen our franchise with both existing and new customers with focus on improving our profitability. Technology continued to be a cornerstone of our strategy and we leveraged the same to offer superior and customised solutions to our clients.



VIJAY CHANDOK

Fiscal 2018 witnessed broad-based global growth across advanced and emerging economies. While the US Federal Reserve tightened its policy with three rate hikes during the year, the European and Japanese Central Banks maintained a relatively accommodative stance. Moody's upgraded India's sovereign rating during the year and investment inflows remained strong. In this environment, the international business of the Bank continued to operate within its risk appetite framework and pursue opportunities with select Indian, MNC and local corporate clients with a focus to grow commercial banking business across its offshore locations. The Bank scaled up its trade franchise and on-boarded 250 corporate clients on the blockchain platform during the year. The Bank maintained its market leadership in remittances through innovations like WhatsApp linked 'Social Pay' and Apple's voice assistant enabled 'Siri Pay'. In the SME business, the Bank embarked on a journey to digitise its approval & monitoring platform and commenced a digital lending proposition for eligible SMEs.



ANUP BAGCHI

ICICI Bank has a rich legacy of catalysing the growth of retail banking in India. We are committed to making a wide range of innovative products and services accessible to our customers in accordance with their life cycle needs. We believe that speed to market and convenience are keys to meeting their demands in the backdrop of rising income levels, rapid urbanisation and the mainstreaming of the rural economy. During fiscal 2018, our industry-first product propositions included API based solutions, Instant OD to MSMEs for increasing ease of doing business, Developer High Rise platform for real estate developers to manage retail and corporate transactions, UPI solutions for ecosystem players and solutions for government departments. In line with our philosophy of promoting inclusive growth, the Bank is also committed to multiple initiatives that are instrumental in impacting communities and helping people lead better lives. Our developmental efforts include creation of 'ICICI Digital Villages' and disbursement of 'Pratham' home loans for the affordable housing segment.

BOARD OF DIRECTORS ▶

CHAIRMAN, MD & CEO AND COO





Girish Chandra Chaturvedi
Chairman

Chanda Kochhar
MD & CEO

Sandeep Bakhshi
COO (Designate)*

NON-EXECUTIVE DIRECTORS






Dileep Choksi

V. K. Sharma

Neelam Dhawan

Uday Chitale





Lok Ranjan

Radhakrishnan Nair

M. D. Mallya

EXECUTIVE DIRECTORS





Vishakha Mulye

Vijay Chandok

Anup Bagchi

*Subject to RBI approval

BOARD COMMITTEES AND MANAGEMENT TEAM ▶

BOARD COMMITTEES

Audit Committee
Uday Chitale, *Chairperson*
Dileep Choksi, *Alternate Chairperson*
Radhakrishnan Nair

Board Governance, Remuneration & Nomination Committee
Neelam Dhawan, *Chairperson*
Girish Chandra Chaturvedi
Dileep Choksi
V. K. Sharma

Corporate Social Responsibility Committee
Radhakrishnan Nair, *Chairperson*
Dileep Choksi
Chanda Kochhar
Anup Bagchi

Credit Committee
Chairperson would be an Executive Director as determined at each meeting.
M. D. Mallya
Radhakrishnan Nair
Chanda Kochhar
Sandeep Bakhshi*
Vishakha Mulye

Customer Service Committee
M.D. Mallya, *Chairperson*
Uday Chitale
Neelam Dhawan
Chanda Kochhar
Sandeep Bakhshi*
Anup Bagchi

Fraud Monitoring Committee
Dileep Choksi, *Chairperson*
Uday Chitale
Neelam Dhawan
Chanda Kochhar
Sandeep Bakhshi*
Anup Bagchi

Information Technology Strategy Committee
Neelam Dhawan, *Chairperson*
Dileep Choksi
Chanda Kochhar
Sandeep Bakhshi*
Anup Bagchi

Risk Committee
Dileep Choksi, *Chairperson*
M. D. Mallya
V. K. Sharma
Chanda Kochhar
Sandeep Bakhshi*

Stakeholders Relationship Committee
M. D. Mallya, *Chairperson*
Uday Chitale,
Anup Bagchi

MANAGEMENT TEAM

PRESIDENT
Sandeep Batra

GROUP EXECUTIVES
Rakesh Jha
Chief Financial Officer

B. Madhivanan

B. Prasanna

SENIOR GENERAL MANAGERS
Sanjay Chougule
Head – Group Internal Audit

Sudhir Dole
Anita Pai
G. Srinivas
T. K. Srirang
Kumar Ashish
Anindya Banerjee
Anuj Bhargava

Partha Dey
Sujit Ganguli
Ajay Gupta
Sriram H.
Anirudh Kamani
Loknath Mishra
Pranav Mishra
Ravi Narayanan
Amit Palta

Murali Ramakrishnan
Avijit Saha
Subir Saha
P. Sanker
Supritha Shetty
Group Compliance Officer

Saurabh Singh

COMPANY SECRETARY
Ranganath Athreya
(with effect from July 28, 2018)

*Will be inducted as a member effective from the date of RBI approval for his appointment.

EMPOWERING THE DYNAMIC INDIAN ▶

At ICICI Bank, our constant endeavour is to work towards fulfilling the banking needs of every Indian. Our products and services empower our customers to achieve their dreams and aspirations in this dynamic and digital world. We are relentlessly pursuing our goal of making banking for every Indian more convenient, personalised, accessible, and intuitive.

Our commitment to continuously create new solutions and reimagine existing products and services for our retail customers ensured that we won the award for the 'Best Retail Bank' in India at The Asian Banker Awards, 2018 for the fifth year in a row.



INSTANT LOANS AND CREDIT CARDS

In order to realise their ambitions, Indians today need their bank to be ubiquitous and to be available instantly on demand. During fiscal 2018, ICICI Bank introduced two products for our existing customers that fulfilled this latent need with the compelling proposition of paperless, hassle free and instant availability of funds.

This year, we became the first Bank in the country to launch an Insta Credit Card. This feature allows our 'pre-qualified' customers to avail a credit card from the convenience of their mobile or computer. The customers can start using their credit cards online immediately while they receive the physical credit card over the next few days.

Insta Personal Loan allows immediate disbursal of personal loans through ATMs, mobile banking and internet banking. The personal loan amount gets credited instantly to the savings account for our 'pre-qualified' customers in a single click.

HOME LOANS

Young Indians today dream of owning homes early in life. At ICICI Bank, our extensive suite of home loan products enable Indians at different stages of life to fulfil this dream and has helped us build a mortgage portfolio of over ₹ 1.5 trillion, the largest among private sector banks.

During fiscal 2018, we introduced Step Up Home Loans, a product designed especially for our salaried customers. Step Up Home Loans offer aspirational home buyers higher loan eligibility of up to 20%, thereby making their dream homes a reality. In a bid to make affordable housing more accessible, we have opened more than 100 new loan processing centres in Tier II & III cities and micro-markets near large cities.





DIGITAL INDIA

ICICI Bank continues to play a pioneering role in reimagining digital and cashless payments and transactions in India. **Public Provident Fund (PPF)** is one of the most popular investment options in our country. Working closely with the Ministry of Finance, we became the first bank in the country to introduce a 24x7, fully digital and paperless procedure for opening a PPF account through internet banking as well as mobile banking. In addition, we introduced a service enabling customers to register conveniently for the **National Pension System (NPS)** through their internet banking accounts without visiting the branch or submitting any physical documents.

In fiscal 2018, as part of the smart city programme, we launched our **Janmitra Card** in the city of Ahmedabad, a solution based on the National Common Mobility Card (NCMC) guidelines. Janmitra Card is a single wallet card which can be used for payments for inter-city transit. At ICICI Bank, we believe that this initiative has the potential to help transform the payments landscape in our cities and take us a step closer towards promoting a cashless India.

We also continuously invest in enhancing our processes to be able to service our dynamic customers. Our **AI-powered chatbot called iPal** now handles over 1.3 million queries monthly with more than 90% resolutions instantly.

RETAIL SAVINGS ACCOUNTS

Our savings deposits stood at ₹ 2,009.67 billion on March 31, 2018. In line with our goal of providing personalised products to our customers, we enhanced our retail savings accounts for two key segments - women and senior citizens.

The modern Indian woman is an important force in shaping a dynamic India. At ICICI Bank, we have designed the **Advantage Woman Savings Account,** an account with power-packed features and embellished with offers from alliance partners to fulfil her special banking needs. The number of accounts opened in this segment more than doubled in fiscal 2018 compared to the previous year and there was a three-fold increase in month-end balances in these accounts during the year.

In fiscal 2018, we also launched a special marketing initiative **#FundYourOwnWorth,** as part of our ongoing initiative to encourage women to invest in themselves and dream big. We profiled and recognised 25 lesser known, yet inspiring, women from across the nation to help create new role models for a young and dynamic India.

ICICI Bank is focussed on making banking more convenient for our senior citizens. Our **'Life Plus' Senior Citizens' Savings Account** was enhanced during the year by adding features like doorstep services and a special facility – 'Quantum Optima'. These features enable our senior citizen customers to bank from the comfort of their homes as well as earn higher returns on their savings.



PROPELLING A DYNAMIC INDIA INC.

India is one of the fastest growing economies in the world and India Inc. is producing global leaders across various industries. At ICICI Bank, we have always partnered with businesses across the spectrum to enable them to leverage technology and to operate with speed and efficiency in this dynamic global environment.

Innovating continuously is at the core of everything we do so that we can support the ambitions of large corporates, young entrepreneurs and small and medium enterprises alike.



BLOCKCHAIN

ICICI Bank has played a pioneering role in promoting the usage of blockchain technology across banking. In fiscal 2018, we launched a blockchain application for trade and remittances that has already been adopted by more than 250 of our corporate clients in the first year of its launch.

We believe that blockchain has the potential to revolutionise the paper intensive manner in which trade is currently done in India. We are collaborating with various stakeholders and partners in co-creating a comprehensive trade ecosystem which uses blockchain and other innovative technologies as its backbone.

EAZYPAY

Our market leading product **EazyPay** was launched last year to serve as a one-stop payment solution for merchants. It was significantly enhanced and scaled in fiscal 2018 to multiple channels and to accept all modes of payments. With more than 160,000 merchants on the platform, EazyPay now provides an integrated billing and payments platform to both large and small merchants.


eazypay
by ICICI Bank
UPI
VISA

E-XPRESSWAY-PAY2CORP

At ICICI Bank, we are particularly cognisant of the need to have specialised solutions for various industries to address the unique challenges faced by them. In fiscal 2018, we partnered with a software service provider specialising in maritime business to extend a customised port solution - **e-Xpressway-Pay2Corp**. This composite solution is aimed at digitising documentation and financial transactions for the port ecosystem and serves as a one-stop solution for addressing the multiple needs of various stakeholders in the maritime industry. e-Xpressway is a web-based electronic platform developed by Maritime Gateway and Pay2Corp is a customised B2B payment option built by ICICI Bank offering multiple modes of payment on a single platform.

CONNECTED BANKING

We believe that integrated banking is the future of banking. ICICI Bank has the best-in-class cash management and working capital solutions, which include customised ERP integrations for collections and payments. We enhanced our product suite in fiscal 2018 by launching ICICI Bank **Connected Banking,** an innovative digital solution for all businesses. Connected Banking helps businesses to make payments, receive invoice collections and facilitates seamless reconciliations, directly from their business management platforms. They do not need to toggle between these platforms and ICICI Bank's digital or physical channels thus adding to customer delight.



DIGITAL ENABLEMENT OF INDIA INC.

ICICI Bank has also undertaken an array of initiatives to accelerate the pace of digital 'business-to-business' and 'business-to-consumer' transactions in the country.

ICICI Bank changed the way current accounts are sourced in the banking industry by launching India's First Digital Current Account Opening Process through **SmartForm**. Within nine months of launch, the process is being used to source 95% of individual and proprietorship accounts and 74% of total current accounts. We have reduced our turnaround time for opening of accounts to less than one-third to the delight of our customers.

We became one of the first banks to integrate with **GeM (Government eMarketplace)** to provide a payments solution tailored to suit the requirements of all participants. GeM is a significant step taken by Government of India towards ensuring transparency in government procurement.

We are one of the first banks in the country to launch **e-Bank Guarantee.** The product enables beneficiaries of Bank Guarantees (BGs) to view and download BG cover notes on a near real-time basis. It also allows them to have a consolidated view and a single point access of their BGs through ICICI Bank's Corporate Internet Banking (CIB) system.

We also introduced **e-LC**, a unique service which enables the beneficiary of a Letter of Credit (LC) to view and download a non-negotiable LC copy on a real-time basis. This service also provides a ready repository of all LCs received by the beneficiary.

In fiscal 2018, the implementation of **Goods & Services Tax (GST)** was a landmark event in India's journey to simplify the indirect tax structure. We are proud that ICICI Bank was awarded the mandate for collection of GST payments from customers under the Government Agency business. In addition, we have enabled GST payments through our internet banking platform and through our wide network of branches across the country. In our quest to help our clients in transacting more efficiently, ICICI Bank has tied up with a GST Suvidha Provider to provide them with a comprehensive solution – Saral GST for filing GST returns on a centralised basis.

COLLABORATING WITH A DYNAMIC BHARAT ▶

Our dynamic villages represent the spirit of a dynamic Bharat. At ICICI Bank, we are committed to collaborating with this dynamic Bharat as it marches ahead to a prosperous and digital future. Our products and services for our rural customers help bridge the technological gap between rural and urban India and reflect the soaring aspirations of our fellow citizens in our villages.

With our large network of 2,432 branches in semi-urban and rural areas, we have opened 21 million Basic Savings Bank Deposit Accounts (BSBDA). ICICI Bank is focussed on the twin goals of financial inclusion and sustainable growth as <u>the cornerstones</u> of building a dynamic and vibrant rural economy. A growth of <u>19% in our rural portfolio</u> in fiscal 2018 is a testimony to our commitment to support the growth of Bharat.

SASHAKTA GAON, SAMRIDDHA BHARAT

ICICI Bank is focussed on helping in creating a dynamic Bharat by empowering our villages to create and strengthen local ecosystems to make them self-sustaining. After transforming 100 villages into 'Digital Villages' in fiscal 2017, we extended the programme to another 500 villages in 21 states of India in fiscal 2018.

In association with the ICICI Foundation for Inclusive Growth, the Bank provided skill training to over 87,000 villagers in fiscal 2018 across more than 100 disciplines in areas like animal husbandry, dairy farming, pump repair and dress designing. We further supported these villagers by providing credit and market linkages so that they can use their learnings to make new beginnings.

We also help in creating a digital payments ecosystem in these villages by introducing an array of digital banking services like opening of bank accounts through eKYC, digital payments to merchants through SMS Banking, POS terminals and Bhim Aadhaar Pay devices.

Given that animal husbandry is a key source of income for our villagers, ICICI Bank introduced a customised solution aimed at digitising dairy units and enabling milk societies to transfer payments directly into the milk suppliers' accounts.



Akodara Village





DIGITAL BHARAT

In fiscal 2018, we also launched a suite of banking products and services aimed at furthering financial inclusion in rural India and making financial services more accessible and easier to use for our customers.

Last year, we had introduced **'Mera iMobile'** – a comprehensive, first-of-its-kind mobile app in 11 languages, developed especially for Bharat. This app is now used by over half a million customers and as of end of fiscal 2018, we had processed close to 1.1 million transactions through Mera iMobile. During the year, we enhanced the app by introducing additional services including crop advisory and agriculture news, gold loan renewals and railway ticket bookings. The app was also enhanced with Insta Banking services that allow customers to initiate banking transactions even before they reach the branch to save time.

We launched **Express Loans,** an integrated platform to enhance ease and speed of lending to our rural customers. We have rolled out this platform for Tractor Loans and have launched a pilot for Kisan Credit Card (KCC). The platform helps the sales officers in taking preliminary decisions on the field itself due to availability of eKYC, online integration with the credit bureau and inbuilt algorithms to rate the creditworthiness of customers.

We introduced another simple yet powerful product called **Mandi OD**. It is available through our branches in rural and semi-urban locations. This product is specifically designed to cater to the working capital requirements of traders and commission agents in agricultural markets. A special current account variant was also launched for them with attractive features like zero charges for basic banking transactions, free NEFT/RTGS and CMS facility to encourage transactions through formal channels.

Our branches have also conducted several **Gram Samvaads** which have helped them in reaching out to the farmers in the villages near large mandis to promote the government's **eNAM initiative** (the electronic National Agricultural Market).

ICICI Bank launched a unique product called **Gold Overdraft** for the self-employed segment. This offering allows our SME customers to access funds quickly. It is characterised by its flexibility and 'pay as you use' features.



NURTURING A DYNAMIC TEAM ICICI

ICICI Bank was awarded the 'Best Company to Work For' in the <u>Banking, Financial</u> Services and Insurance sector by Business Today magazine, for the second year in a row. Our Bank scored highly on critical parameters that include 'Work Environment', 'Culture of Inclusion' and 'Fairness & Objectivity'. We are pleased to report that we were ranked No. 4 across all companies and were the only BFSI company in the top 10 companies.

At ICICI Bank, we are committed to creating a world-class organisation. We are constantly investing in human capital and empowering them to serve the needs and aspirations of Indians and India Inc. better. With more than 80,000 employees spread over 15 countries, Team ICICI will continue to support and partner with a dynamic India.

#ICICI LEAD THE NEW

In line with our ethos of empowering employees, we embarked on a journey of becoming ready for a dynamic future by launching an umbrella initiative - #ICICI Lead the New. In fiscal 2018, we undertook various initiatives under this umbrella to reinforce our DNA, DYNAMIC - Digital, Young, Nurturing, Agile, Mindful, Inclusive and Connected.

Team ICICI is driven by a DYNAMIC performance-focussed and customer-first culture. To foster a spirit of innovation and collaboration among various teams, we launched #Simplify, an initiative in which agile cross-functional teams come together to identify and redesign high impact processes. These teams helped us in achieving significant benefits for our customers in terms of reduced turnaround times, enhanced customer service, higher efficiency, reduced error rates and cost reduction.

At ICICI Bank, we are committed to ensuring that we continue to engage with Team ICICI through a host of initiatives including harnessing the power of technology. #CEOConnect is a platform for our employees to engage directly with our MD & CEO and gain perspectives on organisational strategy and philosophy. It also provides employees a platform to share their views and suggestions and provide insights to the leadership team. The senior management team can now connect directly with employees all over the country through our internally developed virtual presence solution - iStudio.

We launched the ICICI Centre of New – ICON at our corporate office. ICON is a unique, state-of-the-art, modern space which is positioned as a nucleus of the Bank's DNA





and morphs itself seamlessly between a new-age cafeteria, meeting place, and a #befit centre. It is a space that fosters innovation, collaboration, ideation and helps in reinforcing a sense of community.

Our employee-centric HR app 'Universe On The Move' now includes a unique offering called 'Zeno', an AI-based chatbot which instantly answers text-based queries raised by employees. This significantly enhances their overall service experience. In fiscal 2018, we also launched the T360 app which serves as a platform for recording behaviours displayed by employees at the workplace and enables real-time feedback on the basis of the Bank's DNA anchors. It is used as an input for the Bank's talent management processes.



LEADERSHIP DEVELOPMENT AND CAPABILITY BUILDING

At ICICI Bank, we are constantly investing in enabling our employees to deliver customer-centric solutions, nurturing leaders, cultivating deep domain skills, and building a culture of data-enabled decision-making. At ICICI Bank, we have identified three emerging capabilities as key to leveraging the opportunities in the transforming business landscape – Design Thinking, Data Analytics and Advisory Skills. By investing in equipping our employees with these capabilities, we are ensuring that ICICI Bank continues to be future-ready.

As part of our endeavour to become future-ready, we have institutionalised a robust **leadership potential assessment and leadership development process.** These processes identify and groom leaders for the future and also enable succession planning for critical positions. We continuously invest in **Leadership Development Programmes** for our senior management that help them in accessing the best of leadership thought and research across the globe. In addition, we enable our employees to constantly up-skill themselves in the context of a dynamic environment.



ICICI Bank launched a new Learning and Development approach on 'Capability Building' to foster innovation. With this approach, our focus is to create a culture of learning and to build in-house skills which are aligned to customer needs. In fiscal 2018, we launched an array of programmes as part of our Capability Building initiatives. From the Self Employed Segment (SES) Academy which includes initiatives for our employees in Retail Banking to the Mortgage Academy which focusses on our employees in mortgage team; our courses helped in enhancing our capabilities to offer effective solutions and service experiences to customers. We also introduced the Retail and SME Credit Academies and an Internal Controls workshop among other initiatives under the aegis of Capability Building.

PROMOTING INCLUSIVE GROWTH FOR A DYNAMIC INDIA

The ICICI Group has a rich legacy of promoting inclusive growth. With a view to furthering this legacy, the ICICI Group set up the ICICI Foundation for Inclusive Growth (ICICI Foundation) in the year 2008. The Foundation focusses on sustainable and scalable high-impact initiatives that help in empowering the underprivileged.

At ICICI, we believe that skill development will play a pivotal part in building a strong nation. Guided by this philosophy, the ICICI Foundation provides pro bono skill development to underprivileged youth across the country. The structured training programmes with deep market and credit linkages enable our youth to earn sustainable livelihoods. These initiatives empower them with financial literacy and a combination of industry relevant skills as well as soft skills.

At the end of fiscal 2018, we imparted skills to over 267,000 people across India out of which 52% were women.

ICICI DIGITAL VILLAGES PROGRAMME

The ICICI Digital Villages Programme takes a holistic approach to the development of rural India and encompasses four components – skill development, establishing credit linkages, facilitating market linkages and digitising transactions.

This programme was launched in fiscal 2017 and by the end of fiscal 2018, the Bank covered more than 600 villages across 21 states in India, as part of this initiative. One of the key goals of the Digital Villages Programme is to improve the income level of villagers by training them in locally relevant skills and making them financially independent.

ICICI Foundation reaches out to participants in villages through multiple channels and identifies final candidates. Post selection, ICICI Foundation maps existing skills of the candidates to the skill requirements of the local economy. Based on this, relevant need-based livelihood trainings are offered to the participants.

On completion of training, the participants are provided opportunities of earning sustainable livelihood through a combination of credit and market linkages. A strong hand-holding process allows us to monitor livelihood growth of all trainees. In parallel, ICICI Bank also works on the financial inclusion of the villagers and provides a platform for digital banking through a host of products and channels.

In fiscal 2018, we trained more than 87,000 individuals under this programme, of whom 63% were women. Over 75% of the trained individuals have been linked to the market for selling their products and services.



It was all but over for Sunita Limbakai. She lost her husband and her younger son to illness, and was rendered homeless. With her meagre income from working on farms, it was tough for her to make both ends meet and support her son's education.

Sunita joined the Dress Designing course at the ICICI Academy for Skills in her village. This was the turning point in her life. On completion of the training programme, the Academy helped her find employment at a garment factory.

Sunita is now providing for her son's future and hopes to start her own tailoring shop soon. She has learnt to dream again.



Lajwanti's life was a saga of struggles. She could not complete her education and was married at an early age. She had an uneasy relationship with her new family.

Determined to take charge of her life, Lajwanti joined the Beauty Parlour Management course at the ICICI Rural Self Employment Training Institute (RSETI) at Jodhpur. The course equipped her not only with technical and practical knowledge but also helped her in gaining confidence to put her know-how to use. After she completed the course, she got a loan from ICICI Bank and opened her own parlour.

Lajwanti is a successful entrepreneur today and saves for the future. She is educating her children and is filled with hope.

RURAL SKILL DEVELOPMENT - RURAL SELF EMPLOYMENT TRAINING INSTITUTES (RSETIs)

ICICI Foundation operates two RSETIs at Udaipur and Jodhpur as part of a national programme initiated by the Ministry of Rural Development to provide vocational training and placement support to citizens from marginalised communities. In March 2018, we inaugurated ICICI Green RSETI, Jodhpur, the first green RSETI in the country.

The RSETIs offers intensive full-time residential, industry relevant training and on-location courses in various trades to participants like Lajwanti. During fiscal 2018, we trained over 15,000 youth at our RSETIs. More than 60% of our trainees were women.

ICICI ACADEMY FOR SKILLS

The ICICI Academy for Skills launched in October 2013 has trained and helped more than 92,000 urban youth find employment. Our 24 centres have a stellar record of providing 100% employment to all our trainees.

The occupational skill building programmes in 11 disciplines are offered in partnership with industry leaders who are our Knowledge Partners. Focussed on making trainees employable, we collaborate with more than 1,300 industry partners to provide placement to our trainees on completion of their courses. During the year, over 28,000 youth across India benefitted from these courses and 40% of these trainees were women.

ICICI BANK'S FINANCIAL INCLUSION INITIATIVES

ICICI Bank is working with 17 Business Correspondents who have a network of about 5,920 Customer Service Points covering over 16,100 villages. At the end of fiscal 2018, the Bank had opened over 21 million Basic Savings Bank Deposit Accounts, of which 4.0 million were opened under the Pradhan Mantri Jan-Dhan Yojana. The Bank has enrolled more than 4.4 million customers under the Pradhan Mantri Jan Suraksha Yojana.



Arjun Solanki lost his father at the age of 14 and dropped out of school. His family members worked as daily wage labourers to make a living. They had lost all hopes of leading a better life.

On the advice of a friend, Arjun visited the ICICI Academy for Skills at Indore and enrolled in the Paint Application Techniques course. Over the next three months, he became a skilled painter and enhanced his communication skills. Post completion of the course, the Academy helped Arjun in getting a job with a painting contractor.

Arjun is a transformed man today. He works as an independent contractor and has built a pucca house for his mother. He is empowered to fulfil his dreams.

AWARDS & RECOGNITIONS



At ICICI Bank, we are committed to supporting the needs and aspirations of a dynamic India. The many awards and accolades that we won in fiscal 2018 are a testimony to the continued partnership we share with our customers and stakeholders as we together build a better tomorrow.

- 'Best Retail Bank' in India award for the fifth year in a row at The Asian Banker Excellence in Retail Financial Services International Awards 2018. We also won the 'Best Retail Operational Risk Initiative Application or Programme' award.

- 'Best Company to Work For' award by Business Today magazine for the second year in a row in the Banking, Financial Services and Insurance sector. We were ranked No. 4 across all companies and were the only BFSI company in the top 10 companies.

- Most awarded bank at the Indian Banks' Association Banking Technology Awards 2018. ICICI Bank was the winner in four categories and the first runner-up in two categories.

- Awarded in the 'Analytics & Big Data' category at the IDRBT Banking Technology Excellence Award for 2016–2017, organised by the Institute for Development & Research in Banking Technology (IDRBT), an institute established by the Reserve Bank of India.

- Recognised as a leader in a report on Indian Mobile Apps published by Forrester, an American research agency. The report also mentions ICICI Bank's mobile banking app as among the world's best.

- Celent Model Bank Award 2018 in the 'Emerging Innovation' category for our pioneering initiatives in the application of blockchain in the trade finance and supply chain segments.

- Judged Best Bank in the 'Fintech Engagement' category at the Business Today – KPMG Best Bank Awards 2018.

- Winner in the 'Most Innovative ATM Project' category in India at The Asset Digital Awards 2017.

- Judged Best in India across three categories in the 2018 Euromoney Private Banking and Wealth Management Survey. The categories were 'Commercial Banking Capabilities', 'Net Worth Specific Services' and 'Innovative Technology - Client Experience'.

- 'Best Foreign Exchange Provider' in India award by Global Finance magazine as part of its list of 'The World's Best Foreign Exchange Providers 2017'.

- Recognised as the 'Derivatives House of the Year' and 'Best Structured Products House' in India, at The Asset Triple A Private Banking, Wealth Management, Investment and ETF Awards 2017.

- 'Best Private Sector Bank - Rural Reach' award at the Dun & Bradstreet Banking Awards 2017.

- Recognised for our untiring initiatives in the 'Environment Leadership' category, in the service sector at the Frost & Sullivan Project Evaluation and Recognition Program 2017.

DIRECTORS' REPORT

Your Directors have pleasure in presenting the Twenty-Fourth Annual Report of ICICI Bank Limited along with the audited financial statements for the year ended March 31, 2018.

FINANCIAL HIGHLIGHTS

The financial performance for fiscal 2018 is summarised in the following table:

₹ in billion, except percentages	Fiscal 2017	Fiscal 2018	% change
Net interest income and other income	412.42	404.45	(1.9)%
Operating expenses	147.55	157.04	6.4%
Provisions & contingencies[1]	152.08	173.07	13.8%
Profit before tax	112.79	74.34	(34.1)%
Profit after tax	98.01	67.77	(30.9)%

[1]Excludes provision for taxes.

₹ in billion, except percentages	Fiscal 2017	Fiscal 2018	% change
Consolidated profit before tax and minority interest	138.09	109.78	(20.5)%
Consolidated profit after tax and minority interest	101.88	77.12	(24.3)%

APPROPRIATIONS

The profit after tax of the Bank for fiscal 2018 is ₹ 67.77 billion after provisions and contingencies of ₹ 173.07 billion, provision for taxes of ₹ 6.57 billion and all expenses. The accumulated profit is ₹ 249.97 billion, taking into account the balance of ₹ 187.45 billion brought forward from the previous year and deducting ₹ 5.25 billion directly from balance in profit and loss account towards provision for frauds on non-retail accounts. Your Bank's dividend policy is based on the profitability and key financial metrics of the Bank, the Bank's capital position and requirements and the regulations pertaining to the same. Your Bank has a consistent dividend payment history. Given the financial performance for fiscal 2018 and in line with the Bank's dividend policy and applicable regulations, your Directors are pleased to recommend a dividend of ₹ 1.50 per equity share for the year ended March 31, 2018 and have appropriated the disposable profit as follows:

₹ billion	Fiscal 2017	Fiscal 2018
To Statutory Reserve, making in all ₹ 228.97 billion	24.50	16.94
To Special Reserve created and maintained in terms of Section 36(1)(viii) of the Income Tax Act, 1961, making in all ₹ 89.79 billion	4.50	6.00
To Capital Reserve, making in all ₹ 128.26 billion[1]	52.93	25.66
To Revenue and other reserves, making in all ₹ 39.59 billion[2]	0.01	7.01
Dividend paid during the year		
– On equity shares, during fiscal 2018 @ ₹ 2.50 per share of face value ₹ 2.00 each[3,4]	0.01	14.57
– On preference shares, during fiscal 2018 @ 100.00 per preference shares (₹)	..	35,000
– Corporate dividend tax[4]	(0.07)	0.09
Leaving balance to be carried forward to the next year	187.45	179.70

1. *Includes transfer of ₹ 24.90 billion on account of sale of part of a equity investment in the Bank's insurance subsidiary during fiscal 2018 (₹ 42.61 billion for fiscal 2017).*

2. *Includes transfer of ₹ 10.6 million to Reserve Fund for fiscal 2018 (₹ 9.8 million for fiscal 2017) in accordance with regulations applicable to the Sri Lanka branch.*

3. *Includes dividend for the prior year paid on shares issued after the balance sheet date and prior to the record date.*

4. *The proposed dividend (including dividend distribution tax) is not accounted as a liability in accordance with the revised AS 4 – 'Contingencies and events occurring after the balance sheet date' from fiscal 2017.*

The Bank prepares its financial statements in accordance with the applicable accounting standards, Reserve Bank of India (RBI) guidelines and other applicable laws/regulations. RBI, under its risk-based supervision exercise, carries out the risk assessment of the Bank on an annual basis. This assessment is initiated subsequent to the finalisation, completion

DIRECTORS' REPORT

of audit and publication of audited financial statements for a financial year and typically occurs a few months after the financial year-end. As a part of this assessment, RBI separately reviews asset classification and provisioning of credit facilities given by the Bank to its borrowers. The divergences, if any, in classification or provisioning arising out of the supervisory process are given effect to in the financial statements in subsequent periods after conclusion of the exercise.

In terms of the RBI circular no. DBR.BP.BC.No.63/21.04.018/2016-17 dated April 18, 2017, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 15% of the published net profits after tax for the reference period or (b) the additional Gross NPAs identified by RBI exceed 15% of the published incremental Gross NPAs for the reference period, or both. Based on the above, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's annual supervisory process for fiscal 2017.

REDEMPTION OF PREFERENCE SHARES

The Board of Directors at their Meeting held on April 2, 2018 considered and approved the redemption of 350, 0.001% Redeemable Non-Cumulative Preference Shares of ₹ 1,00,00,000/- each which was due on April 20, 2018. Pursuant to the RBI approval dated April 16, 2018, the above mentioned preference shares were redeemed on April 20, 2018. In line with the provisions of Section 61 and other applicable provisions of the Companies Act, 2013, approval of members is being sought in the Notice of the forthcoming Annual General Meeting (AGM) for re-classification of the authorised share capital of the Bank from ₹ 25,000,000,000 divided into 10,000,000,000 equity shares of ₹ 2 each, 15,000,000 shares of ₹ 100 each and 350 shares of ₹ 10,000,000 each to ₹ 25,000,000,000 comprising 12,500,000,000 equity shares of ₹ 2 each. No objection under Section 49C of the Banking Regulation Act, 1949 for the above alteration in the Memorandum of Association and Articles of Association of the Bank has been received from RBI vide DBR.PSBD No.11582/16.01.128/2017-18 dated June 25, 2018.

DIVIDEND DISTRIBUTION POLICY

In accordance with Regulation 43A of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Bank has formulated a Dividend Distribution Policy and the same is annexed herewith as Annexure F. The Policy is hosted on the website of the Bank and can be viewed (https://www.icicibank.com/managed-assets/docs/investor/policy-for-determining-material-subsidiaries/dividend-distribution-policy.pdf).

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS

Pursuant to Section 186(11) of the Companies Act, 2013, the provisions of Section 186 of Companies Act, 2013, except sub-section (1), do not apply to a loan made, guarantee given or security provided by a banking company in the ordinary course of business. The particulars of investments made by the Bank are disclosed in Schedule 8 of the financial statements as per the applicable provisions of Banking Regulation Act, 1949.

SUBSIDIARY, ASSOCIATE AND JOINT VENTURE COMPANIES

The Bank, to protect its interests as a lender, converts loans or exercises pledge of shares from time to time and hence acquires holding in unrelated companies, which is required to be reported as associate under the Companies Act, 2013 if the holding exceeds 20.0% of the total share capital. Accordingly, during fiscal 2018, pursuant to conversion of loan, Shree Renuka Sugars Limited became an associate company of the Bank for the purpose of reporting under the Companies Act, 2013. Further, pursuant to the Bank's investments in National Investment and Infrastructure Fund Limited (NIIFL), NIIFL became an associate company of the Bank during the year ended March 31, 2018. The particulars of subsidiary and associate companies as on March 31, 2018 have been included in Form MGT-9 which is annexed to this report as Annexure D. Escorts Motors Limited, which was considered as an associate under Section 2(6) of the Companies Act, 2013, ceased to be an associate of the Bank during fiscal 2018.

HIGHLIGHTS OF PERFORMANCE OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE COMPANIES AND THEIR CONTRIBUTION TO THE OVERALL PERFORMANCE OF THE COMPANY

The performance of subsidiaries and associates and their contribution to the overall performance of the Bank as on March 31, 2018 has been annexed to this report as Annexure A. A summary of key financials of the Bank's subsidiaries is also included in this Annual Report.

The highlights of the performance of key subsidiaries are given as a part of Management's Discussion & Analysis under the section "Consolidated financials as per Indian GAAP".

The Bank will make available separate audited financial statements of the subsidiaries to any Member upon request. These documents/details are available on the Bank's website (www.icicibank.com) and will also be available for inspection by any Member or trustee of the holder of any debentures of the Bank at its Registered Office and Corporate Office. As required by Accounting Standard 21 (AS 21) issued by the Institute of Chartered Accountants of India, the Bank's consolidated financial statements included in this Annual Report incorporate the accounts of its subsidiaries and other consolidating entities.

SIGNIFICANT AND MATERIAL ORDERS PASSED BY THE REGULATORS OR COURTS OR TRIBUNALS IMPACTING THE GOING CONCERN STATUS OF THE COMPANY AND ITS FUTURE OPERATIONS

There are no significant and/or material orders passed by the regulators or courts or tribunals impacting the going concern status or future operations of the Bank.

DIRECTORS AND OTHER KEY MANAGERIAL PERSONNEL

The Board of the Bank at March 31, 2018 consisted of 12 Directors, out of which six were independent Directors, one was a Government Nominee Director and five were wholetime Directors. The current composition of the Board consisted of 12 Directors, out of which seven are independent Directors, one is a Government Nominee Director and four are wholetime Directors.

Changes in the composition of the Board of Directors and other Key Managerial Personnel

The Board of Directors at their Meetings held on January 12, 2018, January 17, 2018, May 2, 2018 and May 29, 2018 approved the appointments of Neelam Dhawan, Uday Chitale, Radhakrishnan Nair and M. D. Mallya, respectively as additional (independent) Directors for a period of five years subject to the approval of the Members. All the above four Directors hold office upto the date of the forthcoming AGM and are eligible for appointment. Their appointments are being proposed in the Notice of the forthcoming AGM.

Lok Ranjan, Joint Secretary, Department of Financial Services, Ministry of Finance has been nominated by Government of India as a Director on the Board of the Bank effective April 5, 2018 in place of Amit Agrawal.

Pursuant to completion of their maximum permissible tenure of eight years as per the provisions of the Banking Regulation Act, 1949, Homi Khusrokhan and V. Sridar, independent Directors ceased to be Directors on the Board of the Bank effective close of business hours on January 20, 2018 and Tushaar Shah, independent Director, ceased to be a Director on the Board of the Bank effective close of business hours on May 2, 2018. The Board acknowledges the valuable contribution and guidance provided by the above Directors.

Further, the Board at its Meeting held on June 18, 2018 recommended to the Board of Directors of ICICI Prudential Life Insurance Company Limited (ICICI Life/Company) to appoint N. S. Kannan as the Managing Director & Chief Executive Officer (CEO) of the Company subject to regulatory and other approvals. The Board of Directors of ICICI Life at its Meeting held on June 18, 2018 appointed N. S. Kannan, as Managing Director & Chief Executive Officer of the Company with effect from June 19, 2018, subject to approval of Insurance Regulatory Development Authority of India (IRDAI) and Members of the Company. Pursuant to the aforesaid movement, N. S. Kannan ceased to be the Executive Director of the Bank effective close of business hours on June 18, 2018. The Board acknowledges the valuable contribution and guidance provided by N. S. Kannan during his tenure as executive Director of the Bank.

The Board of Directors at its Meeting held on June 18, 2018 approved the appointment of Sandeep Bakhshi as a wholetime Director and Chief Operating Officer (Designate) for a period of five years effective from June 19, 2018 or the date of receipt of approval from RBI, whichever is later. Application has been made to RBI for seeking necessary approval. The said appointment is subject to the approval of RBI and Members. Approval of the Members is being sought for Sandeep Bakhshi's appointment for five years in the Notice of the forthcoming Annual General Meeting through item nos.13 and 14. The Appointment of Mr. Bakhshi as a Wholetime Director to be designated as Chief Operating Officer is subject to the approval of RBI and would be effective from the date of RBI approval.

DIRECTORS' REPORT

Further, the Board at its Meeting held on June 29, 2018 approved the appointment of Girish Chandra Chaturvedi as an Additional (Independent) Director effective July 1, 2018 for a period of three years subject to the approval of Members. The Board also approved the appointment of Girish Chandra Chaturvedi as non-executive part-time Chairman effective from July 1, 2018 or the date of receipt of RBI approval for such appointment whichever is later. RBI vide its letter no DBR. Appt.No.451/08.88.001/ 2018-19 dated July 17, 2018 has approved the appointment of Mr. Girish Chandra Chaturvedi as Non-executive (part time) Chairman of the Bank effective July 17, 2018 till June 30, 2021. Approval of the Members is being sought for Girish Chandra Chaturvedi's appointment for five years in the Notice of the forthcoming Annual General Meeting through item nos.11 and 12.

The Board of Directors at its Meeting held July 27, 2018 appointed Ranganath Athreya as the Company Secretary and Compliance Officer of the Bank effective July 28, 2018. The Board in the same Meeting noted the cessation of Mr. P. Sanker, as the Company Secretary and Compliance Officer of the Bank effective close of business hours on July 27, 2018. The Board acknowledges the valuable contribution provided by P. Sanker during his tenure as the Company Secretary and Compliance Officer of the Bank.

Declaration of Independence

All independent Directors have given declarations that they meet the criteria of independence as laid down under Section 149 of the Companies Act, 2013 and as amended by the Companies (Amendment) Act, 2017 and Regulation 16 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, which have been relied on by the Bank and were placed at the Board Meetings held on April 2, 2018 and May 29, 2018. In the opinion of the Board, the independent Directors fulfil the necessary criteria for independence as stipulated under the statutes.

Retirement by rotation

In terms of Section 152 of the Companies Act, 2013, Vijay Chandok would retire by rotation at the forthcoming AGM and is eligible for re-appointment. Vijay Chandok has offered himself for re-appointment.

AUDITORS

Statutory Auditors

M/s B S R & Co. LLP, Chartered Accountants will retire at the ensuing AGM. B S R & Co. LLP, Chartered Accountants were appointed as auditors by the Members at their Twentieth Annual General Meeting (AGM) held on June 30, 2014 to hold office till conclusion of the Twenty-Fourth AGM. Their appointment was last ratified by the Members at their Twenty Third Annual General Meeting held on June 30, 2017 where they were appointed as auditors to hold office from the conclusion of the Twenty Third AGM until the conclusion of the Twenty-Fourth AGM of the Bank. B S R & Co. LLP have been auditors of the Company for four consecutive years, which is the maximum term for statutory auditors of banking companies as per the guidelines issued by Reserve Bank of India (RBI). Hence they would be retiring at the conclusion of the forthcoming Annual General Meeting. The Audit Committee and the Board of Directors have placed on record their appreciation of the professional services rendered by B S R & Co. LLP during their association with the Company as its auditors. As recommended by the Audit Committee, the Board has proposed the appointment of M/s Walker Chandiok & Co LLP as statutory auditors for the year ending March 31, 2019 (fiscal 2019). Their appointment has been approved by RBI on May 17, 2018. The appointment of the auditors is proposed to the Members in the Notice of the current AGM through item no. 5. You are requested to consider their appointment.

There are no qualifications, reservation or adverse remarks made by the statutory auditors in the audit report.

Secretarial Auditors

Pursuant to the provisions of Section 204 of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the Bank with the approval of its Board, appointed M/s. Parikh Parekh & Associates, a firm of Company Secretaries in Practice to undertake the Secretarial Audit of the Bank for fiscal 2018. The Secretarial Audit Report is annexed herewith as Annexure B. There are no qualifications, reservation or adverse remark or disclaimer made by the auditor in the report save and except disclaimer made by them in discharge of their professional obligation.

The Secretarial Auditor has drawn reference to the following observation in the audit report:

In reference to show cause notice issued by RBI dated September 6, 2017 and supplementary show cause notice dated November 7, 2017 and as mentioned by RBI in its press release dated March 29, 2018, RBI has through an order dated

March 26, 2018, imposed a monetary penalty of ₹ 589.0 million on ICICI Bank for non-compliance with directions/ guidelines issued by RBI. This penalty has been imposed in exercise of powers vested in RBI under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.

PERSONNEL

The statement containing particulars of employees as required under Section 197(12) of the Companies Act, 2013 read with rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is given in an Annexure and forms part of this report. In terms of Section 136(1) of the Companies Act, 2013, the annual report and the accounts are being sent to the Members excluding the aforesaid Annexure. Any Member interested in obtaining a copy of the Annexure may write to the Company Secretary at the Registered Office of the Bank.

INTERNAL CONTROL AND ITS ADEQUACY

The Bank has adequate internal controls and processes in place with respect to its financial statements which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. These controls and processes are driven through various policies, procedures and certifications. The processes and controls are reviewed periodically. The Bank has a mechanism of testing the controls at regular intervals for their design and operating effectiveness to ascertain the reliability and authenticity of financial information.

DISCLOSURE UNDER FOREIGN EXCHANGE MANAGEMENT ACT, 1999

The Bank has obtained a certificate from its statutory auditors that it is in compliance with the Foreign Exchange Management Act, 1999 provisions with respect to investments made in its consolidated subsidiaries and associates during fiscal 2018.

RELATED PARTY TRANSACTIONS

The Bank undertakes various transactions with related parties in the ordinary course of business. The Bank has a Board approved policy on Related Party Transactions, which has been disclosed on the website of the Bank and can be viewed at https://www.icicibank.com/managed-assets/docs/personal/general-links/related-party-transactions-policy.pdf.   The Bank also has a Board approved Group Arm's Length Policy which requires transactions with the group companies to be at arm's length. The transactions between the Bank and its related parties, during fiscal 2018, were in the ordinary course of business and based on the principles of arm's length. The details of material related party transactions at an aggregate level for fiscal 2018 are given in Annexure C.

EXTRACT OF ANNUAL RETURN

The details forming part of the extract of the Annual Return in form MGT-9 is annexed herewith as Annexure D.

BUSINESS RESPONSIBILITY REPORTING

The Business Responsibility Report as stipulated under Regulation 34 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 has been hosted on the website of the Bank (https:// www.icicibank.com/aboutus/annual.html). Any Member interested in obtaining a physical copy of the same may write to the Company Secretary at the Registered Office of the Bank.

RISK MANAGEMENT FRAMEWORK

The Bank's risk management framework is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The policies and procedures established for this purpose are continuously benchmarked with international best practices. The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees have been constituted to facilitate focused oversight of various risks, as follows:

- The Risk Committee of the Board reviews risk management policies of the Bank pertaining to credit, market, liquidity, operational and outsourcing risks and business continuity management. The Committee also reviews the Risk Appetite and Enterprise Risk Management frameworks, Internal Capital Adequacy Assessment Process (ICAAP) and stress testing. The stress testing framework includes a range of Bank-specific, market (systemic) and combined scenarios. The ICAAP exercise covers the domestic and overseas operations of the Bank, banking subsidiaries

DIRECTORS' REPORT

and non-banking subsidiaries. The Committee reviews migration to the advanced approaches under Basel II and implementation of Basel III, risk return profile of the Bank and the activities of the Asset Liability Management Committee. The Committee reviews the level and direction of major risks pertaining to credit, market, liquidity, operational, technology, compliance, group, management and capital at risk as a part of the risk dashboard. In addition, the Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Risk Committee also reviews the Liquidity Contingency Plan for the Bank and the various thresholds set out in the Plan.

- The Credit Committee of the Board, apart from sanctioning credit proposals based on the Bank's credit approval authorisation framework, reviews developments in key industrial sectors and the Bank's exposure to these sectors as well as to large borrower accounts and borrower groups. The Credit Committee also reviews major credit portfolios, non-performing loans, accounts under watch, overdues and incremental sanctions.

- The Audit Committee of the Board provides direction to and monitors the quality of the internal audit function and also monitors compliance with inspection and audit reports of RBI, other regulators and statutory auditors.

- The Asset Liability Management Committee provides guidance for management of liquidity of the overall Bank and management of interest rate risk in the banking book within the broad parameters laid down by the Board of Directors/ Risk Committee.

Summaries of reviews conducted by these Committees are reported to the Board on a regular basis.

Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

The Bank has dedicated groups, namely, the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and the Financial Crime Prevention & Reputation Risk Management Group, with a mandate to identify, assess and monitor all of the Bank's principal risks in accordance with well-defined policies and procedures. The Risk Management Group is further organised into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Information Security Group. The Bank has designated an official in the grade of Senior General Manager as Chief Risk Officer (CRO) who reports to the Risk Committee constituted by the Board which reviews risk management policies of the Bank. The CRO, for administrative purpose reports to an President. The above mentioned groups are independent of all business operations and coordinate with representatives of the business units to implement the Bank's risk management policies and methodologies. The Internal Audit and Compliance groups are responsible to the Audit Committee of the Board.

INFORMATION REQUIRED UNDER SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION & REDRESSAL), ACT, 2013

Please refer Principle 3 under Section E of the Business Responsibility Report.

CORPORATE GOVERNANCE

The corporate governance framework at ICICI Bank is based on an effective independent Board, the separation of the Board's supervisory role from the executive management and the constitution of Board Committees to oversee critical areas. At March 31, 2018, independent Directors constituted a majority on most of the Committees and most of the Committees were chaired by independent Directors.

I. Philosophy of Corporate Governance

ICICI Bank's corporate governance philosophy encompasses regulatory and legal requirements, which aims at a high level of business ethics, effective supervision and enhancement of value for all stakeholders.

Whistle Blower Policy

The Bank has formulated a Whistle Blower Policy. The policy comprehensively provides an opportunity for any employee/ Director of the Bank to raise any issue concerning breaches of law, accounting policies or any act resulting in financial or reputation loss and misuse of office or suspected or actual fraud. The policy provides for a mechanism to report such concerns to the Audit Committee through specified channels. The policy has been periodically communicated to the employees and also posted on the Bank's intranet. The Whistle Blower Policy complies with the requirements of Vigil mechanism as stipulated under Section 177 of the Companies Act, 2013. The details of establishment of the Whistle Blower Policy/Vigil mechanism have been disclosed on the website of the Bank.

Code of Conduct as prescribed under Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015

In accordance with the requirements of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, ICICI Bank has instituted a comprehensive code of conduct to regulate, monitor and report trading by its directors, employees and other connected persons.

Group Code of Business Conduct and Ethics

The Group Code of Business Conduct and Ethics for Directors and employees of the ICICI Group aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the ICICI Group. This Code is reviewed on an annual basis and the latest Code is available on the website of the Bank (www.icicibank.com). Pursuant to Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, a confirmation from Chief Operating Officer along with one Executive Director regarding compliance with the Code by all the Directors and senior management forms part of the Annual Report. The above mentioned confirmation is as per the letter filed by the Bank with the stock exchanges on July 23, 2018 and the authorisation for the said confirmation has been granted by the Board at its Meeting held on July 27, 2018.

Material Subsidiaries

In accordance with the requirements of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Bank has formulated a Policy for determining Material Subsidiaries and the same has been hosted on the website of the Bank (https://www.icicibank.com/managed-assets/docs/investor/policy-for-determining-material-subsidiaries/policy-for-determining-material-subsidiaries.pdf). Presently no subsidiary of the Bank qualifies as a material unlisted subsidiary as per the criteria stipulated in the regulations.

Familiarisation Programme for independent Directors

Independent Directors are familiarised with their roles, rights and responsibilities in the Bank as well as with the nature of the industry and the business model of the Bank through induction programmes at the time of their appointment as Directors and through presentations on economy & industry overview, key regulatory developments, strategy and performance which are made to the Directors from time to time. The details of the familiarisation programmes have been hosted on the website of the Bank and can be accessed on the link: (http://www.icicibank.com/managed-assets/docs/about-us/board-of-directors/familiarisation-programme-for-independent-directors.pdf).

CEO/CFO Certification

In terms of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the certification by the Chief Operating Officer along with one Executive Director on the financial statements and internal controls relating to financial reporting has been obtained as per the letter filed by the Bank with the stock exchanges on July 23, 2018 and the authorisation for the said certification has been granted by the Board at its Meeting held on July 27, 2018.

Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, the Companies Act, 2013 and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in accordance with good corporate governance practices. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas. The Board has constituted various committees, namely, Audit Committee, Board Governance, Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Risk Committee, Stakeholders Relationship Committee and Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers. At March 31, 2018, independent Directors constituted a majority most of the Board Committees and all Committees except Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers were chaired by independent Directors.

DIRECTORS' REPORT

There were 13 Meetings of the Board during fiscal 2018 - on April 6-7, May 3, June 5, June 28, July 27, September 12, October 27, November 7 and December 11 in 2017 and January 12, January 17, January 31 and March 28 in 2018.

At March 31, 2018, the Board of Directors consisted of 12 Members. There were no inter-se relationships between any of the Directors. The names of the Directors, their attendance at Board Meetings during the year, attendance at the last AGM and the number of other directorships and board committee memberships held by them at March 31, 2018 are set out in the following table:

| Name of Director | Board Meetings attended during the year | Attendance at last AGM (June 30, 2017) | Number of other directorships | | Number of other committee[3] memberships |
			of Indian public limited companies[1]	of other companies[2]	
Independent Directors					
M. K. Sharma, *Chairman* (DIN: 00327684)	13/13	Present	4	4	5(3)
Uday Chitale *(w.e.f. January 17, 2018)* (DIN: 00043268)	2/2	N.A.	6	1	7(1)
Dileep Choksi (DIN: 00016322)	13/13	Present	9	2	7(4)
Neelam Dhawan* *(w.e.f. January 12, 2018)* (DIN: 00871445)	2/3	N.A.	-	1	-
Homi Khusrokhan *(upto close of business hours on January 20, 2018)* (DIN: 00005085)	11/11	Present	N.A.	N.A.	N.A.
M. S. Ramachandran *(upto close of business hours on April 24, 2017)* (DIN: 00943629)	1/1	N.A.	N.A.	N.A.	N.A.
Tushaar Shah* (DIN: 03055738)	6/13	Present	-	-	-
V. K. Sharma (DIN : 02449088)	4/13	Absent	6	7	-
V. Sridar *(upto close of business hours on January 20, 2018)* (DIN: 02241339)	10/11	Absent	N.A.	N.A.	N.A.
Government Nominee Director					
Amit Agrawal (DIN:07117013)	2/13	Absent	-	-	-
Wholetime/Executive Directors					
Chanda Kochhar (DIN: 00043617)	12/13	Present	4	2	-
N. S. Kannan (DIN: 00066009)	12/13	Present	4	2	3
Vishakha Mulye (DIN: 00203578)	13/13	Present	1	-	1
Vijay Chandok (DIN: 01545262)	12/13	Present	1	2	1
Anup Bagchi (DIN: 00105962)	9/13	Present	2	-	1

* *Participated in one Meeting through video-conference.*

1. *Comprises public limited companies incorporated in India.*

2. *Comprises private limited companies incorporated in India, foreign companies, statutory bodies and insurance corporations but excludes Section 8 companies and not for profit foreign companies.*

3. *Comprises only Audit Committee and Stakeholders' Relationship Committee of Indian public limited companies. Figures in parentheses indicate committee chairpersonships.*

In terms of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the number of Committees (audit committee and stakeholders' relationship committee) of public limited companies in which a Director is a member/chairman were within the limits provided under listing regulations, for all the Directors of the Bank. The number of directorships of each independent Director is also within the limits prescribed under listing regulations.

The terms of reference of the Board Committees as mentioned earlier, their composition and attendance of the respective Members at the various Committee Meetings held during fiscal 2018 are set out below:

II. Audit Committee

Terms of Reference

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors' report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, recommendation of appointment, terms of appointment, remuneration and removal of central and branch statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor's independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications, review of statement of significant related party transactions, review of functioning of the Whistle Blower Policy, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilisation of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e., the wholetime Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Composition

At March 31, 2018, the Audit Committee consisted three independent Directors and was chaired by Uday Chitale, an independent Director. There were 13 Meetings of the Committee during the year.

The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Uday Chitale, *Chairman (w.e.f. January 21, 2018)*	4/4
Dileep Choksi, *Alternate Chairman*	12/13
Tushaar Shah*(w.e.f. January 21, 2018)	2/4
Homi Khusrokhan *(upto January 20, 2018)*	9/9
M. S. Ramachandran *(upto April 24, 2017)*	1/1
V. Sridar *(upto January 20, 2018)*	8/9

* *Participated in one Meeting through video-conference.*

Upon completion of his tenure as a Director, Tushaar Shah ceased to be a Member of the Committee with effect from May 3, 2018. The Board at its Meeting held on May 2, 2018 reconstituted the Committee pursuant to which Radhakrishnan Nair, an independent Director, was inducted as a Member of the Committee with effect from May 3, 2018.

DIRECTORS' REPORT

III. Board Governance, Remuneration & Nomination Committee

Terms of Reference

The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the wholetime/independent Directors and the Board and to extend or continue the term of appointment of independent Directors on the basis of the report of performance evaluation of independent Directors, recommending to the Board a policy relating to the remuneration for the Directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime Directors, commission and fee payable to non-executive Directors subject to applicable regulations, approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme (ESOS) and decide on the grant of stock options to employees and wholetime Directors of the Bank and its subsidiary companies.

Composition

At March 31, 2018, the Board Governance, Remuneration & Nomination Committee consisted three independent Directors and was chaired by Tushaar Shah, an independent Director. There were seven Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Tushaar Shah, *Chairman (w.e.f. January 21, 2018)*	N.A.
Homi Khusrokhan *(upto January 20, 2018)*	7/7
M. S. Ramachandran *(upto April 24, 2017)*	1/1
M. K. Sharma	7/7
V. K. Sharma *(w.e.f. April 6, 2017)*	2/6

Upon completion of his tenure as a Director, Tushaar Shah ceased to be a Member of the Committee with effect from May 3, 2018. The Board at its Meeting held on May 2, 2018 reconstituted the Committee pursuant to which Dileep Choksi, an independent Director, was inducted as a Member as well as appointed as the Chairman of the Committee with effect from May 3, 2018.

Upon completion of his tenure as a Director, M. K. Sharma ceased to be a Member of the Committee with effect from July 1, 2018. The Board at its Meeting held on June 27, 2018 reconstituted the Committee pursuant to which Neelam Dhawan, an independent Director, was inducted as a Member as well as appointed as the Chairperson of the Committee with effect from July 1, 2018. The Board at its Meeting held on July 27, 2018 further reconstituted the Committee pursuant to which Girish Chandra Chaturvedi, an independent Director, was inducted as a Member of the Committee with immediate effect.

Policy/Criteria for Directors' Appointment

The Bank with the approval of its Board Governance, Remuneration & Nomination Committee (Committee) has put in place a policy on Directors' appointment and remuneration including criteria for determining qualifications, positive attributes and independence of a Director as well as a policy on Board diversity. The policy has been framed based on the broad principles as outlined hereinafter. The Committee would evaluate the composition of the Board and vacancies arising in the Board from time to time. The Committee while recommending candidature of a Director would consider the special knowledge or expertise possessed by the candidate as required under Banking Regulation Act, 1949. The Committee would assess the fit and proper credentials of the candidate and the companies/entities with which the candidate is associated either as a director or otherwise and as to whether such association is permissible under RBI guidelines and the internal norms adopted by the Bank. For the above assessment, the Committee would be guided by the guidelines issued by RBI in this regard.

The Committee will also evaluate the prospective candidate for the position of a Director from the perspective of the criteria for independence prescribed under Companies Act, 2013 as well as the listing regulations. For a non-executive Director to be classified as independent he/she must satisfy the criteria of independence as prescribed and sign a declaration of independence. The Committee will review the same and determine the independence of a Director.

The Committee based on the above assessments will make suitable recommendations on the appointment of Directors to the Board.

Remuneration policy

Reserve Bank of India (RBI) vide its circular DBOD No. BC. 72/29.67.001/2011-12 dated January 13, 2012 has issued guidelines on "Compensation of wholetime Directors/Chief executive Officers/Risk takers and Control function staff etc." for implementation by private sector banks and foreign banks from the financial year 2012-13. The Bank adopted a Compensation Policy in January 2012 which is amended from time to time based on regulatory requirements. The Compensation Policy of the Bank is in line with the RBI circular dated January 13, 2012 and is in compliance with the requirements for the Remuneration Policy as prescribed under the Companies Act, 2013. The Policy is divided into the segments, Part A, Part B and Part C where Part A covers the requirements for wholetime Directors & employees pursuant to RBI guidelines, Part B relates to compensation to non-executive Directors (except part-time non-executive Chairman) and Part C relates to compensation to part-time non-executive Chairman. The Compensation/Remuneration Policy is available on the website of the Bank under the link https://www.icicibank.com/aboutus/other-policies.page. Further details with respect to the Compensation Policy are provided under the section titled "Compensation Policy and Practices".

The remuneration payable to non-executive/independent Directors is governed by the provisions of the Banking Regulation Act, 1949, RBI guidelines issued from time to time and the provisions of the Companies Act, 2013 and related rules to the extent it is not inconsistent with the provisions of the Banking Regulation Act, 1949/RBI guidelines. The remuneration for the non-executive/independent Directors (other than Government nominee) would be sitting fee for attending each Meeting of the Committee/Board as approved by the Board from time to time within the limits as provided under Companies Act, 2013 and related rules. RBI vide its guidelines dated June 1, 2015 regarding Compensation of non-executive Directors (NEDs) (except part-time Chairman) of Private Sector Banks has permitted payment of profit related commission up to ₹ 1,000,000 per annum for non-executive Directors (other than part-time Chairman). The Members at their Meeting held on July 11, 2016 approved the payment of profit related commission upto ₹ 1,000,000 per annum to non-executive Directors (other than the non-executive Chairman and the Government Nominee Director), for each year effective from the financial year ended March 31, 2016.

For the non-executive Chairman, the remuneration, in addition to sitting fee includes such fixed payments on such periodicity as may be recommended by the Board and approved by the Members and RBI from time to time, maintaining a Chairman's office at the Bank's expense, bearing expenses for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing travel/halting/other expenses and allowances for attending to duties as Chairman of the Bank and any other modes of remuneration as may be permitted by RBI through any circulars/guidelines as may be issued from time to time.

All the non-executive/independent Directors would be entitled to reimbursement of expenses for attending Board/Committee Meetings, official visits and participation in various forums on behalf of the Bank.

Performance evaluation of the Board, Committees and Directors

The Bank with the approval of its Board Governance, Remuneration & Nomination Committee has put in place an evaluation framework for evaluation of the Board, Directors, Chairperson and Committees.

The evaluations for the Directors, the Board, Chairman of the Board and the Committees is carried out through circulation of four different questionnaires, for the Directors, for the Board, for the Chairperson of the Board and the Committees respectively. The performance of the Board is assessed on select parameters related to roles, responsibilities and obligations of the Board, relevance of Board discussions, attention to strategic issues, performance on key areas, providing feedback to executive management and assessing the quality, quantity and timeliness of flow of information between the company management and the Board that is necessary for the Board to effectively and reasonably perform their duties. The evaluation criteria for the Directors is based on their participation, contribution and offering guidance to and understanding of the areas which were relevant to them in their capacity as members of the Board. The evaluation criteria for the Chairperson of the Board besides the general criteria adopted for assessment of all Directors, focuses incrementally on leadership abilities, effective management of meetings and preservation of interest of stakeholders. The evaluation of the Committees is based on assessment of the clarity with which the mandate of the Committee is defined, effective discharge of terms and reference of the Committees and assessment of effectiveness of contribution of the Committee's deliberation/recommendations to the functioning/decisions of the Board.

DIRECTORS' REPORT

The evaluation process for wholetime Directors is further detailed under the section titled "Compensation Policy and Practices".

Details of Remuneration paid to wholetime Directors

The Board Governance, Remuneration & Nomination Committee determines and recommends to the Board the amount of remuneration, including performance bonus and perquisites, payable to the wholetime Directors.

The following table sets out the details of remuneration (including perquisites and retiral benefits) paid to wholetime Directors in fiscal 2018:

	Details of Remuneration (₹)				
	Chanda Kochhar	N. S. Kannan	Vishakha Mulye	Vijay Chandok	Anup Bagchi
Basic	30,671,520	20,262,600	20,262,600	18,319,560	18,319,560
Performance bonus paid in fiscal 2018 [1]	2,068,811	1,386,781	-	1,271,214	-
Allowances and perquisites [2]	26,831,413	17,999,637	17,425,454	22,293,290	16,803,746
Contribution to provident fund	3,680,579	2,431,512	2,431,512	2,198,349	2,198,349
Contribution to superannuation fund	-	3,039,393	3,039,393	-	-
Contribution to gratuity fund	2,554,938	1,687,875	1,687,875	1,526,019	1,526,019
Stock options [1,3] (Numbers)					
Fiscal 2018	1,512,500	753,500	753,500	753,500	753,500
Fiscal 2017	1,512,500	753,500	753,500	544,500	NA
Fiscal 2016 [4]	1,595,000	797,500	NA	462,000	NA

1. *Represents amounts paid/ options granted during the year as per RBI approvals. The bonus amounts are the deferred portion of bonus approved in earlier years that was paid during fiscal 2018 and the comparable amounts for fiscal 2017 were ₹ 4.5 million for Chanda Kochhar, ₹ 3.0 million for N. S. Kannan, ₹ 2.6 million for Vijay Chandok. Vishakha Mulye and Anup Bagchi had Nil deferred payouts in fiscal 2017 & fiscal 2018 as they were transferred to the Bank from group companies in FY2016 and FY2017 respectively. The consolidated details of variable pay and share-linked instruments for the year ended March 31, 2018 approved by the Board/Board Governance Remuneration & Nomination Committee which are pending regulatory approvals are disclosed in the footnote under the segment titled Quantitative disclosures under Compensation Policy and Practices.*

2. *Allowances and perquisites exclude stock options exercised during fiscal 2018 which does not constitute remuneration paid to the wholetime Directors for fiscal 2018.*

3. *Pursuant to the issuance of bonus shares by the Bank on June 24, 2017, stock options were also adjusted with increase of one option for every 10 outstanding options. Accordingly the numbers for fiscal 2018, 2017 and 2016 have been restated.*

4. *Excludes special grant of stock options approved by RBI in November 2015.*

Perquisites (evaluated as per Income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, were provided in accordance with the scheme(s) and rule(s) applicable from time to time. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to approval of RBI.

The Board at its Meeting held on June 18, 2018 approved the appointment of Sandeep Bakhshi as wholetime Director and Chief Operating Officer (Designate) for a period of five years effective June 19, 2018 or the date of RBI approval whichever is later. The Board based on the recommendation of the Board Governance Remuneration & Nomination Committee has approved a basic salary of 2,381,000 p.m. and supplementary allowance of 1,632,500 p.m. Approval for the appointment and terms of remuneration of Mr. Bakhshi is being sought for the Members through item No. 12 and 13 of the Notice. Members are requested to consider the same.

Details of Remuneration paid to non-executive Directors

As provided under Article 132 of the Articles of Association of the Bank, the fees payable to a non-executive Director (other than to the nominee of Government of India) for attending a Meeting of the Board or Committee thereof are decided by the Board of Directors from time to time within the limits prescribed by the Companies Act, 2013 and the rules thereunder. The Board had approved the payment of ₹ 100,000 as sitting fees for each Meeting of the Board and ₹ 20,000 as sitting fees for each Meeting of the Committee attended. The Board at its Meeting held on April 2, 2018 approved revision in sitting fee payable to the non-executive Directors (other than the Government nominee) from ₹ 20,000 to ₹ 100,000 for attending each Meeting of the Audit Committee and to ₹ 50,000 for attending each Meeting of Committees other than the Audit Committee, with effect from April 1, 2018.

The Board of Directors at its Meeting held on June 9, 2015 and subsequently the Members through a postal ballot resolution dated April 22, 2016 approved a remuneration range of ₹ 3,000,000 – ₹ 5,000,000 per annum for M. K. Sharma, Chairman of the Board with the remuneration for each year to be determined by the Board within this range. The remuneration for M. K. Sharma is ₹ 3,500,000 per annum as approved by the Board and RBI.

Information on the total sitting fees paid to each non-executive Director during fiscal 2018 for attending Meetings of the Board and its Committees is set out in the following table:

Name of Director	Amount (₹)
M. K. Sharma	2,080,000
Uday Chitale *(w.e.f. January 17, 2018)*	360,000
Dileep Choksi	1,920,000
Neelam Dhawan *(w.e.f. January 12, 2018)*	240,000
Homi Khusrokhan *(ceased w. ef. January 21, 2018)*	2,200,000
M. S. Ramachandran *(ceased w.e.f. April 25, 2017)*	180,000
Tushaar Shah	900,000
V. K. Sharma	440,000
V. Sridar *(ceased w.e.f. January 21, 2018)*	1,600,000
Amit Agrawal[1]	-
Total	**9,920,000**

1. *Being a Government Nominee Director, not entitled to receive sitting fees.*

The details of shares and convertible instruments of the Bank, held by the non-executive Directors as at March 31, 2018 are set out in the following table:

Name of Director	Instrument	No. of shares held
M. K. Sharma	Equity	55,000
Uday Chitale	-	-
Dileep Choksi	Equity	2,750
Neelam Dhawan	-	-
Tushaar Shah	-	-
V. K. Sharma	-	-
Amit Agrawal	-	-

Remuneration disclosures as required under RBI guidelines

The RBI circular DBOD No. BC. 72/29.67.001/2011-12 on "Compensation of wholetime Directors/Chief Executive Officers/ Risk takers and Control function staff etc." requires the Bank to make following disclosures on remuneration on an annual basis in their Annual Report:

COMPENSATION POLICY AND PRACTICES

(A) Qualitative Disclosures

a) *Information relating to the bodies that oversee remuneration.*

- Name, composition and mandate of the main body overseeing remuneration

  The Board Governance, Remuneration & Nomination Committee (BGRNC/ Committee) is the body which oversees the remuneration aspects. The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be

DIRECTORS' REPORT

appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulating a criteria for the evaluation of the performance of the wholetime/independent Directors and the Board and to extend or continue the term of appointment of independent Director on the basis of the report of performance evaluation of independent Directors, recommending to the Board a policy relating to the remuneration for the Directors, Key Managerial Personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime Directors (WTDs), commission and fee payable to non- executive Directors subject to applicable regulations, approving the policy for and quantum of bonus payable to members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employee Stock Option Scheme (ESOS) and decide on the grant of the Bank's stock options to employees and WTDs of the Bank and its subsidiary companies.

- **External consultants whose advice has been sought, the body by which they were commissioned, and in what areas of the remuneration process**
  The Bank did not take advice from an external consultant on any area of remuneration during fiscal 2018.

- **Scope of the Bank's remuneration policy (eg. by regions, business lines), including the extent to which it is applicable to foreign subsidiaries and branches**
  The Compensation Policy of the Bank, as last amended during fiscal 2018 and approved by the BGRNC and the Board at their meeting held on May 3, 2017, pursuant to the guidelines issued by RBI, covers all employees of the Bank, including those in overseas branches of the Bank. In addition to the Bank's Compensation Policy guidelines, the overseas branches also adhere to relevant local regulations.

- **Type of employees covered and number of such employees**
  All employees of the Bank are governed by the Compensation Policy. The total number of permanent employees of the Bank at March 31, 2018 was 81,548.

b) Information relating to the design and structure of remuneration processes.

- **Key features and objectives of remuneration policy**
  The Bank has under the guidance of the Board and the BGRNC, followed compensation practices intended to drive meritocracy within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy, the key elements of which are given below.

  o **Effective governance of compensation:**
  The BGRNC has oversight over compensation. The Committee defines Key Performance Indicators (KPIs) for WTDs and equivalent positions and the organisational performance norms for bonus based on the financial and strategic plan approved by the Board. The KPIs include both quantitative and qualitative aspects. The BGRNC assesses organisational performance as well as the individual performance for WTDs and equivalent positions. Based on its assessment, it makes recommendations to the Board regarding compensation for WTDs and equivalent positions and bonus for employees, including senior management and key management personnel.

  o **Alignment of compensation philosophy with prudent risk taking:**
  The Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non-financial indicators of performance including aspects like risk management and customer service. In addition, the Bank has an employee stock option scheme aimed at aligning compensation to long term performance through stock option grants that vest over a period of time. Compensation of staff in financial and risk control functions is independent of the business areas they oversee and depends on their performance assessment.

- **Whether the remuneration committee reviewed the firm's remuneration policy during the past year, and if so, an overview of any changes that were made**
  During FY2018, the Bank's Compensation Policy was reviewed by the BGRNC and the Board at their meeting held on May 3, 2017. The disclosures were reviewed pursuant to RBI circular on Disclosures in Financial Statements.

- **Discussion of how the Bank ensures that risk and compliance employees are remunerated independently of the businesses they oversee**

  The compensation of staff engaged in control functions like Risk and Compliance depends on their performance, which is based on achievement of the key results of their respective functions. Their goal sheets do not include any business targets.

c) ***Description of the ways in which current and future risks are taken into account in the remuneration processes.***

- **Overview of the key risks that the Bank takes into account when implementing remuneration measures**

  The Board approves the risk framework for the Bank and the business activities of the Bank are undertaken within this framework to achieve the financial plan. The risk framework includes the Bank's risk appetite, limits framework and policies and procedures governing various types of risk. KPIs of WTDs & equivalent positions, as well as employees, incorporate relevant risk management related aspects. For example, in addition to performance targets in areas such as growth and profits, performance indicators include aspects such as the desired funding profile and asset quality. The BGRNC takes into consideration all the above aspects while assessing organisational and individual performance and making compensation-related recommendations to the Board.

- **Overview of the nature and type of key measures used to take account of these risks, including risk difficult to measure**

  The annual performance targets and performance evaluation incorporate both qualitative and quantitative aspects including asset quality, provisioning, increase in stable funding sources, refinement/improvement of the risk management framework, effective management of stakeholder relationships and mentoring key members of the top and senior management.

- **Discussion of the ways in which these measures affect remuneration**

  Every year, the financial plan/targets are formulated in conjunction with a risk framework with limit structures for various areas of risk/lines of business, within which the Bank operates to achieve the financial plan. To ensure effective alignment of compensation with prudent risk taking, the BGRNC takes into account adherence to the risk framework in conjunction with which the financial plan/targets have been formulated. KPIs of WTDs and equivalent positions, as well as employees, incorporate relevant risk management related aspects. For example, in addition to performance targets in areas such as growth and profits, performance indicators include aspects such as the desired funding profile and asset quality. The BGRNC takes into consideration all the above aspects while assessing organisational and individual performance and making compensation-related recommendations to the Board.

- **Discussion of how the nature and type of these measures have changed over the past year and reasons for the changes, as well as the impact of changes on remuneration.**

  The nature and type of these measures have not changed over the past year and hence, there is no impact on remuneration.

d) ***Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration***

- **Overview of main performance metrics for Bank, top level business lines and individuals**

  The main performance metrics include profits, loan growth, deposit growth, risk metrics (such as quality of assets), compliance with regulatory norms, refinement of risk management processes and customer service. The specific metrics and weightages for various metrics vary with the role and level of the individual.

- **Discussion of how amounts of individual remuneration are linked to the Bank-wide and individual performance**

  The BGRNC takes into consideration above mentioned aspects while assessing performance and making compensation-related recommendations to the Board regarding the performance assessment of WTDs and equivalent positions. The performance assessment of individual employees is undertaken based on achievements compared to their goal sheets, which incorporate various aspects/metrics described earlier.

DIRECTORS' REPORT

- Discussion of the measures the Bank will in general implement to adjust remuneration in the event that performance metrics are weak, including the Bank's criteria for determining 'weak' performance metrics

  The Bank's Compensation Policy outlines the measures the Bank will implement in the event of a reasonable evidence of deterioration in financial performance. Should such an event occur in the manner outlined in the policy, the BGRNC may decide to apply malus on none, part or all of the unvested deferred variable compensation.

e) *Description of the ways in which the Bank seeks to adjust remuneration to take account of the longer term performance*

- Discussion of the Bank's policy on deferral and vesting of variable remuneration and, if the fraction of variable remuneration that is deferred differs across employees or groups of employees, a description of the factors that determine the fraction and their relative importance

  The quantum of bonus for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. Within this percentage, if the quantum of bonus exceeds a predefined threshold percentage of the total fixed pay, a part of the bonus is deferred and paid over a period. These thresholds for deferrals are same across employees.

- Discussion of the Bank's policy and criteria for adjusting deferred remuneration before vesting and (if permitted by national law) after vesting through claw back arrangements

  The deferred portion of variable pay is subject to malus, under which the Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence, breach of integrity or in the event of a reasonable evidence of deterioration in financial performance. In such cases, variable pay already paid out may also be subjected to clawback arrangements, as applicable.

f) *Description of the different forms of variable remuneration that the Bank utilises and the rationale for using these different forms*

- Overview of the forms of variable remuneration offered. A discussion of the use of different forms of variable remuneration and, if the mix of different forms of variable remuneration differs across employees or group of employees, a description of the factors that determine the mix and their relative importance

  The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management and performance bonus to its middle and senior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service. The Bank also pays variable pay to sales officers and relationship managers in wealth management roles while ensuring that such pay-outs are in accordance with applicable regulatory requirements.

  The Bank ensures higher proportion of variable pay at senior levels and lower variable pay for front-line staff and junior management levels.

(B) Quantitative disclosures

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of wholetime Directors (including MD & CEO) and equivalent positions.

₹ in million, except numbers

Particulars	Year ended March 31, 2017	Year ended March 31, 2018
Number of meetings held by the BGRNC	10	7
Remuneration paid to its members during the financial year (sitting fees)	0.5	0.3
Number of employees who received a variable remuneration award[1]	6	4
Number and total amount of sign-on awards made	-	-
Number and total amount of guaranteed bonuses awarded	-	-
Details of severance pay, in addition to accrued benefits	-	-
Breakdown of amount of remuneration awards for the financial year		

₹ in million, except numbers

Particulars	Year ended March 31, 2017	Year ended March 31, 2018
Fixed[2]	231.5	222.7
Variable[3]	-	-
- Deferred	-	-
- Non-deferred	-	-
Share-linked instruments[3,4]	5,071,000	4,526,500
Total amount of deferred remuneration paid out during the year	16	6.1
Total amount of outstanding deferred remuneration		
Cash	6.1	NA
Shares (nos.)	-	-
Shares-linked instruments[4]	14,747,150	14,825,250
Other forms	-	-
Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments	6.1	-
Total amount of reductions during the year due to ex-post explicit adjustments	-	-
Total amount of reductions during the year due to ex-post implicit adjustments	-	-

1. Includes deferred remuneration paid during the year to retired WTDs.
2. Fixed pay includes basic salary, supplementary allowances, superannuation, contribution to provident fund and gratuity fund by the Bank.
3. For the years ended March 31, 2018 and March 31, 2017, variable pay and share-linked instruments represent amounts paid/options awarded for the years ended March 31, 2017 and March 31, 2016 respectively, as per RBI approvals. For the year ended March 31, 2018, ₹ 90.4 million of variable pay (FY2017: ₹ 75.6 million) and 4,307,500 share-linked instruments (FY2017: 4,526,500 option) are subject to RBI approval.
4. Pursuant to the issuance of bonus shares by the Bank on June 24, 2017, the share-linked instruments have been adjusted with increase of one option for every 10 outstanding options.

Disclosures required with respect to Section 197(12) of the Companies Act, 2013

The ratio of the remuneration of each Director to the median employee's remuneration and such other details in terms of Section 197(12) of the Companies Act, 2013 read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, and as amended from time to time.

(i) *The ratio of the remuneration of each director to the median remuneration of the employees of the company for the financial year;*

Chanda Kochhar, *Managing Director & CEO*	131:1
N. S. Kannan	88:1
Vishakha Mulye	88:1
Vijay Chandok	80:1
Anup Bagchi	80:1

(ii) *The percentage increase in remuneration of each director, Chief Financial Officer, Chief Executive Officer, Company Secretary or Manager, if any, in the financial year;*

The percentage increase in remuneration of each Director, Chief Financial Officer, Chief Executive Officer and Company Secretary ranges between 12% and 15%.

(iii) *The percentage increase in the median remuneration of employees in the financial year;*

The percentage increase in the median remuneration of employees in the financial year was around 10%.

(iv) *The number of permanent employees on the rolls of company;*

The number of employees, as mentioned in the section on 'Management's Discussion & Analysis' is 82,724. Out of this, the employees on permanent rolls of the company is 81,548, including employees in overseas locations.

DIRECTORS' REPORT

(v) *Average percentile increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentile increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration;*

The average percentage increase made in the salaries of total employees other than the Key Managerial Personnel for fiscal 2018 was around 9 % while the average increase in the remuneration of the Key Managerial Personnel was in the range of 12% to 15%.

(vi) *Affirmation that the remuneration is as per the remuneration policy of the company.*

Yes

IV. Corporate Social Responsibility Committee

Terms of Reference

The functions of the Committee include review of corporate social responsibility (CSR) initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a CSR Policy indicating the activities to be undertaken by the Company and recommendation of the amount of expenditure to be incurred on such activities, reviewing and recommending the annual CSR plan to the Board, making recommendations to the Board with respect to the CSR initiatives, policies and practices of the ICICI Group, monitoring the CSR activities, implementation and compliance with the CSR Policy and reviewing and implementing, if required, any other matter related to CSR initiatives as recommended/suggested by RBI or any other body.

Composition

At March 31, 2018, the Corporate Social Responsibility Committee consisted four Directors including two independent Directors, the Government Nominee Director and the Managing Director & CEO and was chaired by Tushaar Shah, an independent Director. There were three Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Tushaar Shah, *Chairman (Chairman w.e.f. April 25, 2017)*	3/3
Dileep Choksi *(w.e.f. April 6, 2017)*	3/3
M. S. Ramachandran *(upto April 24, 2017)*	1/1
Amit Agrawal *(w.e.f. April 6, 2017)*	1/3
Chanda Kochhar	3/3

Amit Agrawal ceased to be a member of the Committee pursuant to his cessation as the Government Nominee Director with effect from April 5, 2018. Upon completion of his tenure as a Director, Tushaar Shah ceased to be a Member of the Committee with effect from May 3, 2018. The Board at its Meeting held on May 2, 2018 appointed Dileep Choksi as the Chairman of the Committee and inducted Radhakrishnan Nair, an independent Director as a Member of the Committee with effect from May 3, 2018.

The Board at its Meeting held on June 27, 2018 further reconstituted the Committee pursuant to which Anup Bagchi, Executive Director was inducted as a Member and Radhakrishnan Nair, an independent Director, was appointed as the Chairperson of the Committee with effect from July 1, 2018.

Details about the policy developed and implemented by the company on corporate social responsibility initiatives taken during the year

The CSR policy has been hosted on the website of the Company http://www.icicibank.com/managed-assets/docs/about-us/ICICI-Bank-CSR-Policy.pdf.

The Annual Report on CSR activities is annexed herewith as Annexure E.

V. Credit Committee

Terms of Reference

The functions of the Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorisation approved by the Board.

Composition

At March 31, 2018, the Credit Committee consisted three Directors including two independent Directors and the Managing Director & CEO and was chaired by M. K. Sharma, an independent Director. There were 25 Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
M. K. Sharma, *Chairman (w.e.f. April 6, 2017)*	25/25
Homi Khusrokhan *(uptoJanuary 20, 2018)*	19/19
M. S. Ramachandran *(upto April 24, 2017)*	1/2
Tushaar Shah* *(w.e.f. January 21, 2018)*	4/6
Chanda Kochhar	24/25

* Participated in three Meetings through video-conference.

Upon completion of his tenure as a Director, Tushaar Shah ceased to be a Member of the Committee with effect from May 3, 2018. The Board at its Meetings held on May 2, 2018 and May 29, 2018 reconstituted the Committee pursuant to which Radhakrishnan Nair and M. D. Mallya, independent Directors, were inducted as Members of the Committee with effect from May 3, 2018 and May 29, 2018 respectively.

Upon completion of his tenure as a Director, M. K. Sharma ceased to be a Member of the Committee with effect from July 1, 2018. The Board at its Meeting held on June 27, 2018 further reconstituted the Committee pursuant to which Vishakha Mulye, Executive Director, was inducted as a Member of the Committee with effect from July 1, 2018. Further, the Board approved that the Chairperson would be an Executive Director as determined at each meeting.

VI. Customer Service Committee

Terms of Reference

The functions of this Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Composition

At March 31, 2018, the Customer Service Committee consisted four Directors including two independent Directors, the Managing Director & CEO and an Executive Director, and was chaired by Tushaar Shah, an independent Director. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Tushaar Shah, *Chairman* *(Member w.e.f. April 6, 2017 and Chairman w.e.f. January 21, 2018)*	5/6
Uday Chitale *(w.e.f. January 21, 2018)*	2/2
M. S. Ramachandran, *(upto April 24, 2017)*	N.A.
V. Sridar *(upto January 20, 2018)*	4/4
Chanda Kochhar	6/6
Anup Bagchi *(w.e.f. April 6, 2017)*	6/6

Upon completion of his tenure as a Director, Tushaar Shah ceased to be a Member of the Committee with effect from May 3, 2018. The Board at its Meeting held on May 2, 2018 appointed Uday Chitale as the Chairman of the Committee and inducted Neelam Dhawan as a Member of the Committee with effect from May 3, 2018.

The Board at its Meeting held on June 27, 2018 further reconstituted the Committee pursuant to which M. D. Mallya, an independent Director, was inducted as a Member as well as appointed as the Chairman of the Committee with effect from July 1, 2018.

DIRECTORS' REPORT

VII. Fraud Monitoring Committee

Terms of Reference

The Committee monitors and reviews all the frauds involving an amount of ₹ 10.0 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The functions of this Committee include identifying the reasons for delay in detection, if any, and reporting to top management of the Bank and RBI on the same. The progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and put in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Composition

At March 31, 2018, the Fraud Monitoring Committee consisted five Directors including three independent Directors, the Managing Director & CEO and an Executive Director and was chaired by Dileep Choksi, an independent Director. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Dileep Choksi, *Chairman (Chairman w.e.f. January 21, 2018)*	5/6
Uday Chitale *(w.e.f. January 21, 2018)*	1/1
Neelam Dhawan#*(w.e.f. January 21, 2018)*	1/1
Homi Khusrokhan *(upto January 20, 2018)*	5/5
V. K. Sharma *(upto April 5, 2017)*	N.A.
V. Sridar *(upto January 20, 2018)*	5/5
Chanda Kochhar	6/6
Anup Bagchi *(w.e.f. April 6, 2017)*	6/6

 # Participated in one Meeting through video-conference.

VIII. Information Technology Strategy Committee

Terms of Reference

The functions of the Committee are to approve strategy for Information Technology (IT) and policy documents, ensure that IT strategy is aligned with business strategy, review IT risks, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business and oversee the activities of Digital Council.

Composition

At March 31, 2018, the IT Strategy Committee consisted three Directors including two independent Directors and the Managing Director & CEO and was chaired by Neelam Dhawan, an independent Director. There were four Meetings of the Committee held during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Neelam Dhawan, *Chairperson (w.e.f. January 21, 2018)*	1/1
Dileep Choksi *(w.e.f. January 21, 2018)*	1/1
Homi Khusrokhan *(upto January 20, 2018)*	3/3
V. Sridar *(upto January 20, 2018)*	3/3
Chanda Kochhar	4/4

The Board at its Meeting held on June 27, 2018 reconstituted the Committee pursuant to which Anup Bagchi, Executive Director, was inducted as a Member of the Committee with effect from July 1, 2018.

IX. Risk Committee

Terms of Reference

The functions of the Committee are to review ICICI Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan. The functions of the Committee also include review of the Enterprise Risk Management (ERM) framework, Risk Appetite Framework (RAF), stress testing framework, Internal Capital Adequacy Assessment Process (ICAAP) and framework for capital allocation; review of the status of Basel II and Basel III implementation, risk return profile of the Bank, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee also has oversight on risks of subsidiaries covered under the Group Risk Management Framework.

Composition

At March 31, 2018, the Risk Committee consisted four Directors including three independent Directors and the Managing Director & CEO and was chaired by M. K. Sharma, an independent Director. There were seven Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
M. K. Sharma, *Chairman*	7/7
Dileep Choksi	6/7
Homi Khusrokhan *(upto January 20, 2018)*	5/5
V. K. Sharma	0/7
V. Sridar *(upto January 20, 2018)*	5/5
Chanda Kochhar	7/7

Upon completion of his tenure as a Director, M. K. Sharma ceased to be a Member of the Committee with effect from July 1, 2018. The Board at its Meeting held on June 27, 2018 further reconstituted the Committee pursuant to which M. D. Mallya, an Independent Director, was inducted as a Member and Dileep Choksi, an independent Director, was appointed as the Chairperson of the Committee with effect from July 1, 2018.

X. Stakeholders Relationship Committee

Terms of Reference

The functions and powers of the Committee include approval and rejection of transfer or transmission of equity shares, preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, review redressal and resolution of grievances of shareholders, debenture holders and other security holders, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Composition

At March 31, 2018, the Stakeholders Relationship Committee consisted three Directors including two Executive Directors and was chaired by Uday Chitale, an independent Director. There were five Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Uday Chitale, *Chairman (w.e.f. January 21, 2018)*	1/1
Homi Khusrokhan *(upto January 20, 2018)*	4/4
V. Sridar *(upto January 20, 2018)*	3/4
N. S. Kannan	5/5
Anup Bagchi *(w.e.f. January 21, 2018)*	1/1

DIRECTORS' REPORT

Pursuant to his appointment as the Managing Director & CEO of ICICI Prudential Life Insurance Company Limited, N. S. Kannan ceased to be the Executive Director of the Bank. Consequently N. S. Kannan ceased to be a Member of the Stakeholders Relationship Committee effective June 19, 2018.

The Board at its Meeting held on June 27, 2018 further reconstituted the Committee pursuant to which M. D. Mallya, an independent Director, was inducted as a Member as well as appointed as the Chairman of the Committee with effect from July 1, 2018.

The Company Secretary of the Bank acts as the Compliance Officer in accordance with the requirements of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. 196 shareholder complaints received in fiscal 2018 were processed. At March 31, 2018, no complaints were pending.

XI. Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

Terms of Reference

The function of the Committee is to review the order of the Committee for identification of wilful defaulters/non co-operative borrowers (a Committee comprising wholetime Directors and senior executives of the Bank to examine the facts and record the fact of the borrower being a wilful defaulter/non co-operative borrower) and confirm the same for the order to be considered final.

Composition

The Managing Director & CEO is the Chairperson of this Committee and any two independent Directors will comprise the remaining members. There were five Meetings of the Committee during the year and details of the same is set out in the following table:

Name of Member	Number of meetings attended
Chanda Kochhar, *Chairperson*	5/5
Dileep Choksi	4/4
Homi Khusrokhan	3/3
V. Sridar	2/2
Tushaar Shah	1/1

XII. Separate Meeting of Independent Directors to review matters as prescribed by statute

The Independent Directors met on May 3, 2017 and May 3, 2018 to review the matters as statutorily prescribed under the Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

XIII. Other Committees

In addition to the above, the Board has from time to time constituted various committees, namely, Committee of Executive Directors, Executive Investment Committee, Asset Liability Management Committee, Committee for Identification of Wilful Defaulters/non co-operative borrowers, Committee of Senior Management (comprising certain wholetime Directors and Executives) and Committee of Executives, Compliance Committee, Product & Process Approval Committee, Regional Committees for India and overseas operations, Outsourcing Committee, Operational Risk Management Committee, Vigilance Committee, Product Governance Committee and other Committees (all comprising Executives). These committees are responsible for specific operational areas like asset liability management, approval/renewal of credit proposals, approval of products and processes and management of operational risk, under authorisation/supervision of the Board and its Committees.

XIV.General Body Meetings

The details of General Body Meetings held in the last three years are given below:

General Body Meeting	Day, Date	Time	Venue
Twenty-Third AGM	Friday, June 30, 2017	12:00 noon	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002
Twenty-Second AGM	Monday, July 11, 2016	12:00 noon	Sir Sayajirao Nagargruh, Vadodara
Twenty-First AGM	Monday, June 29, 2015	12:00 noon	Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020

The details of the Special Resolutions passed in the Annual General Meetings held in the previous three years are given below:

General Body Meeting	Day, Date	Resolution
Annual General Meeting	Friday, June 30, 2017	Private placement of securities under Section 42 of the Companies Act, 2013
Annual General Meeting	Monday, July 11, 2016	Private placement of securities under Section 42 of the Companies Act, 2013
Annual General Meeting	Monday, June 29, 2015	Private placement of securities under Section 42 of the Companies Act, 2013

Postal Ballot

Special Resolution was passed through postal ballot during fiscal 2018 *vide* Postal Ballot Notice dated May 5, 2017 under Section 110 of the Companies Act, 2013 for the following:

(i)   Alteration of Articles of Association

(ii) Amendment to the Employee Stock Option Scheme

The Bank followed the procedure as prescribed under Companies (Management and Administration), Rules, 2014, as amended and the Secretarial Standard 2 issued by the Institute of Company Secretaries of India. The Members were provided the facility to cast their votes through electronic voting (e-voting) or through postal ballot. The Board of Directors of the Company, appointed Mr. Alwyn D'souza of Alwyn D'souza & Co., Company Secretaries, as the Scrutinizer for conducting the postal ballot voting process. The scrutinizer submitted his report to the Chairman after the completion of the scrutiny of the postal ballots (including e-voting). Considering the combined results of the Postal Ballot via postal ballot forms and e-voting facility, the resolution was approved on June 12, 2017. The results were declared on June 13, 2017 and communicated to the stock exchanges and displayed on the Bank's website www.icicibank.com. The details of the voting pattern is given below:

Resolution	Total number of votes polled	% of votes polled on outstanding shares	Votes cast in favour of the Resolution	Votes cast against the Resolution	% of Votes in favour on votes polled	% of votes against on votes polled	Invalid votes
Alteration of Articles of Association	3,92,55,63,565	67.38	3,92,39,26,748	16,36,817	99.96	0.04	98,459
Amendment to the Employee Stock Option Scheme	3,92,51,16,014	67.38	3,82,79,14,727	9,72,01,287	97.52	2.48	1,57,285

DIRECTORS' REPORT

At present, no special resolution is proposed to be passed through postal ballot.

XV. Disclosures

1. There are no materially significant transactions with related parties i.e., directors, management, subsidiaries, or relatives conflicting with the Bank's interests. The Bank has no promoter.

2. Penalties or strictures imposed on the Bank by any of the stock exchanges, the Securities & Exchange Board of India (SEBI) or any other statutory authority, for any non-compliance on any matter relating to capital markets, during the last three years, detailed as hereunder:

    In reference to Show cause notice issued by RBI dated September 6, 2017 and supplementary show cause notice dated November 07, 2017 and as mentioned by RBI in its press release dated March 29, 2018, RBI has through an order dated March 26, 2018, imposed a monetary penalty of ₹ 589.0 million on ICICI Bank for non-compliance with directions/guidelines issued by RBI. This penalty has been imposed in exercise of powers vested in RBI under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.

3. In terms of the Whistle Blower Policy of the Bank, no employee of the Bank has been denied access to the Audit Committee.

XVI. Means of Communication

It is ICICI Bank's belief that all stakeholders should have access to complete information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. ICICI Bank's website (www.icicibank.com) serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank's strategy, financial performance, operational performance and the latest press releases.

ICICI Bank's investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with SEBI and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank's share price is released through leading domestic and global wire agencies. The information is also disseminated to the National Stock Exchange of India Limited (NSE), the BSE Limited (BSE), New York Stock Exchange (NYSE), Securities Exchange Commission (SEC), Singapore Stock Exchange, Japan Securities Dealers Association and SIX Swiss Exchange Ltd from time to time.

The financial and other information and the various compliances as required/prescribed under the Listing Regulations are filed electronically with NSE/BSE through NSE Electronic Application Processing (NEAP) System and through BSE Listing Centre and are also available on their respective websites in addition to the Bank's website. Additionally, information is also disseminated to BSE/NSE where required by email or fax.

ICICI Bank's quarterly financial results are published either in the Financial Express (Mumbai, Pune, Ahmedabad, New Delhi, Lucknow, Chandigarh, Kolkata, Chennai, Bengaluru, Hyderabad and Kochi editions) or the Business Standard (Ahmedabad, Bengaluru, Bhubaneshwar, Chandigarh, Chennai, Hyderabad, Kochi, Kolkata, Lucknow, Mumbai, New Delhi and Pune editions), and Vadodara Samachar (Vadodara). The financial results, official news releases, analyst call transcripts and presentations are also available on the Bank's website.

The Management's Discussion & Analysis forms part of the Annual Report.

General Shareholder Information

Annual General Meeting	Day, Date & Time	Venue
Twenty-Fourth AGM	Wednesday, September 12, 2018, 11.30 a.m.	Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020

Financial Year	:	April 1, 2017 to March 31, 2018
Book Closure	:	August 28, 2018 to September 12, 2018
Dividend Payment Date	:	September 13, 2018

Listing of equity shares/ADSs/Bonds on Stock Exchanges

Stock Exchange	Code for ICICI Bank
BSE Limited (BSE) (Equity) Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001	532174 & 632174[1]
National Stock Exchange of India Limited (NSE) (Equity) Exchange Plaza, Bandra-Kurla Complex Bandra (East), Mumbai 400 051	ICICIBANK
New York Stock Exchange (ADSs)[2] 11, Wall Street, New York, NY 10005, United States of America	IBN

1. *FII segment of BSE.*
2. *Each ADS of ICICI Bank represents two underlying equity shares.*

The bonds issued in domestic market comprised of privately placed bonds as well bonds issued via public issues which are listed on BSE/NSE.

ICICI Bank has paid annual listing fees for the relevant periods to BSE and NSE where its equity shares/bonds are listed and NYSE where its ADSs are listed.

Listing of other securities

The bonds issued overseas are issued either in public or private placement format. The listed bonds are traded on Singapore Exchange Securities Trading Limited, 2 Shenton Way, #02-02, SGX Centre 1, Singapore 068804 or SIX Swiss Exchange Ltd, P.O. Box 1758, CH-8021 Zurich, Switzerland or Tokyo Stock Exchange, 2-1 Nihombashi Kabutocho, Chuo-ku Tokyo 103-8220 Japan.

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2018 on BSE and NSE are set out in the following table:

Month	BSE			NSE			Total Volume on BSE and NSE
	High ₹	Low ₹	Volume	High ₹	Low ₹	Volume	
April 2017	260.68	244.27	28,050,514	260.64	244.23	294,766,486	322,817,000
May 2017	296.64	247.95	56,314,696	296.77	247.95	686,787,972	743,102,668
June 2017	295.23	286.18	18,471,010	295.18	286.23	316,970,253	335,441,264
July 2017	310.20	289.45	35,513,452	310.35	289.50	273,787,529	309,300,981
August 2017	302.20	287.10	22,735,367	302.60	286.95	230,083,569	252,818,936
September 2017	298.20	275.55	13,762,764	298.30	275.95	265,346,113	279,108,877
October 2017	305.60	257.85	26,856,926	305.70	257.85	484,037,908	510,894,834
November 2017	325.10	305.80	22,375,693	325.10	305.50	338,858,264	361,233,957
December 2017	317.50	299.40	32,923,892	318.15	299.50	223,570,224	256,494,116
January 2018	362.05	309.25	41,681,148	362.30	309.50	364,937,744	406,618,892
February 2018	345.75	313.50	34,926,534	346.20	313.25	291,549,305	326,475,839
March 2018	306.35	275.80	27,704,791	306.05	275.55	369,766,992	397,471,783
Fiscal 2018	362.05	244.27	361,316,787	362.30	244.23	4,140,462,360	4,501,779,147

The Bank issued one bonus share for every 10 equity shares effective June 24, 2017. Share prices and volumes in the table have been adjusted accordingly.

DIRECTORS' REPORT

The reported high and low closing prices and volume of ADRs of ICICI Bank traded during fiscal 2018 on the NYSE are given below:

Month	High (USD)	Low (USD)	Number of ADS traded
April 2017	8.00	7.50	112,908,164
May 2017	9.02	7.71	241,530,664
June 2017	9.17	8.78	152,262,176
July 2017	9.72	8.90	136,531,827
August 2017	9.45	8.79	174,370,358
September 2017	9.40	8.46	117,338,640
October 2017	9.15	7.91	272,236,040
November 2017	9.89	9.34	164,074,945
December 2017	9.81	9.33	91,013,566
January 2018	11.22	9.71	154,597,739
February 2018	10.78	9.50	151,033,704
March 2018	9.45	8.55	173,399,464
Fiscal 2018	11.22	7.50	1,941,297,287

The Bank issued one bonus ADS for every 10 ADS held effective June 24, 2017. ADS prices and volumes in the table have been adjusted accordingly.

The performance of ICICI Bank equity shares relative to the S&P BSE Sensitive Index (Sensex), S&P BSE Bank Index (Bankex) and NYSE Financial Index during the period April 1, 2017 to March 31, 2018 is given in the following chart:



Share Transfer System

ICICI Bank's investor services are handled by 3i Infotech Limited (3i Infotech). 3i Infotech is a SEBI registered Category I - Registrar to an Issue & Share Transfer (R&T) Agent. 3i Infotech is an information technology company and in addition to R&T services, provides a wide range of technology & technology-enabled products and services.

ICICI Bank's equity shares are traded mainly in dematerialised form. During the year, 1,589,536 equity shares of face value ₹ 2/- each involving 7,238 certificates were dematerialised. At March 31, 2018, 99.59% of paid-up equity share capital (including equity shares represented by ADS constituting 24.17% of the paid-up equity share capital) are held in dematerialised form.

Physical share transfer requests are processed and the share certificates are returned normally within a period of seven days from the date of receipt, if the documents are correct, valid and complete in all respects.

The number of equity shares of ICICI Bank transferred during the last three years (excluding electronic transfer of shares in dematerialised form) is given below:

	Fiscal 2016	Fiscal 2017	**Fiscal 2018**
	Shares of face value ₹ 2	Shares of face value ₹ 2	**Shares of face value ₹ 2**
Number of transfer deeds	1,114	414	**629**
Number of shares transferred	314,890	109,155	**157,922**

As required under Regulation 40(9) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, a certificate is obtained every six months from a practising Company Secretary that all transfers have been completed within the stipulated time. The certificates are filed with BSE and NSE.

In terms of SEBI circular no. D&CC/FITTC/CIR-16 dated December 31, 2002, as amended *vide* circular no. CIR/MRD/DP/30/2010 dated September 6, 2010 an audit is conducted on a quarterly basis by a firm of Chartered Accountants, for the purpose of, inter alia, reconciliation of the total admitted equity share capital with the depositories and in the physical form with the total issued/paid up equity share capital of ICICI Bank. Certificates issued in this regard are placed before the Stakeholders Relationship Committee and filed with BSE and NSE, where the equity shares of ICICI Bank are listed.

Physical Share Disposal Scheme

With a view to mitigate the difficulties experienced by physical shareholders in disposing off their shares, ICICI Bank, in the interest of investors holding shares in physical form (upto 250 shares of face value of ₹ 2 each) has instituted a Physical Share Disposal Scheme. The scheme was started in November 2008 and continues to remain open. Interested shareholders may contact the R&T Agent, 3i Infotech Limited for further details.

Registrar and Transfer Agents

The Registrar and Transfer Agent of ICICI Bank is 3i Infotech Limited. Investor services related queries/requests/complaints may be directed to R. C. D'souza at the address as under:

3i Infotech Limited

International Infotech Park
Tower 5, 3rd Floor
Vashi Railway Station Complex
Vashi, Navi Mumbai 400 703
Maharashtra, India
Tel No.   :   +91-22-7123 8000
Fax No.   :   +91-22-7123 8099
E-mail   :   investor@icicibank.com

DIRECTORS' REPORT

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:

Rakesh Jha/Anindya Banerjee
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No. : +91-22-2653 7131
Fax No. : +91-22-2653 1175
E-mail : ir@icicibank.com

Debenture Trustees

Pursuant to Regulation 53 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the names and contact details of the debenture trustees for the public issue bonds and privately placed bonds of the Bank are given below:

Bank of Maharashtra	Axis Trustee Services Limited	IDBI Trusteeship Services Limited
Head Office, Legal Dept.	Axis House, Ground Floor,	Asian Building, Ground Floor,
Lokmangal, "1501"Shivaji Nagar,	Bombay Dyeing Mill Compound,	17, R Kamani Marg,
Pune - 411 005	Pandurang Budhkar Marg,	Ballard Estate,
Tel. No: +91-020-2553 6256	Worli, Mumbai - 400 025	Mumbai 400 001
bomcolaw@mahabank.com	Tel No: +91- 22- 2425 5202	Tel No: +91 -22 - 4080 7001
	debenturetrustee@axistrustee.com	ajit.guruji@idbitrustee.com

The details are available on the website of the Bank at the link
http://www.icicibank.com/Personal-Banking/investments/icici-bank-bonds/index.page.

Information on Shareholding

Shareholding pattern of ICICI Bank at March 31, 2018

Shareholder Category	Shares	% holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	1,553,716,495	24.17
FIIs, NRIs, Foreign Banks, Foreign Companies, OCBs and Foreign Nationals	2,363,839,329	36.77
Insurance Companies	863,754,047	13.45
Bodies Corporate (including Government Companies)	125,541,844	1.95
Banks & Financial Institutions	3,071,804	0.05
Mutual Funds	1,104,462,167	17.18
Individuals, HUF and Trusts	353,357,106	5.50
NBFC Registered with RBI	948,746	0.01
Provident Fund / Pension Fund	52,643,783	0.82
Alternative Investment Fund	1,920,162	0.03
IEPF	4,735,293	0.07
Total	6,427,990,776	100.00

Shareholders of ICICI Bank with more than one percent holding at March 31, 2018

Sr. No	Name of the Shareholder	Type of shares	No. of shares	%
1	Deutsche B ankTrust Company Americas	Equity	1,553,716,495	24.17
2	Life Insurance Corporation of India	Equity	603,252,345	9.38
3	Dodge & Cox International Stock Fund	Equity	388,897,176	6.05
4	HDFC Trustee Co Ltd (Various Mutual Fund Accounts)/HDFC Large Cap Fund	Equity	275,843,678	4.29
5	ICICI Prudential Mutual Fund (Various Mutual Fund Accounts)	Equity	163,223,945	2.54

Sr. No	Name of the Shareholder	Type of shares	No. of shares	%
6	SBI Mutual Fund/SBI Dual Advantage Fund And Other Various Fund Accounts	Equity	133,169,518	2.07
7	Reliance Capital Trustee Co Ltd/Reliance ETF/Reliance Emergent India Fund (Various Fund Accounts)	Equity	101,446,335	1.58
8	Aditya Birla Sun Life Trustee Private Limited	Equity	99,464,487	1.55
9	Government of Singapore	Equity	101,380,233	1.58
10	Norges Bank on account of The Government Pension Fund Global	Equity	59,362,755	0.92

Note- Pursuant to SEBI circular dated December 19, 2017, the shareholding under different folios has been consolidated basis common Permanent Account Number

Distribution of shareholding of ICICI Bank at March 31, 2018

Range – Shares	No. of Folios	%	No. of Shares	%
Upto 1,000	427,985	48.28	14,850,980	0.23
1,001 – 5,000	300,970	33.95	71,153,318	1.11
5,001 – 10,000	95,204	10.74	62,618,295	0.97
10,001 – 50,000	53,571	6.05	97,157,514	1.51
50,001 & above	8,694	0.98	6,182,210,669	96.18
Total	**886,424**	**100.00**	**6,427,990,776**	**100.00**

Disclosure with respect to shares lying in suspense account

The Bank had 99,175 equity shares held by 498 shareholders lying in suspense account at the beginning of the fiscal 2018. The Bank has been transferring the shares lying unclaimed to the eligible shareholders as and when the request for the same has been received after proper verification. During the year, the Bank had allotted 9,662 Bonus shares and had received requests from 18 shareholders holding 9,715 shares for claiming these shares out of which 8,615 shares held by 15 shareholders were transferred from the suspense account. As on March 31, 2018, 100,222 shares held by 483 shareholders remained unclaimed in the suspense account.

The voting rights on the shares lying in suspense account are frozen till the rightful owner of such shares claims the shares.

Transfer of unclaimed dividend and shares to investor education & protection fund (IEPF)

Pursuant to the provisions of Section 124 of the Companies Act, 2013, the amounts of dividend remaining unpaid or unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government. Accordingly, the unclaimed dividend for the financial year ended March 31, 2010 was transferred to the IEPF on August 21, 2017.

Further, as per the provisions of Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules 2016 (IEPF Rules), the shares in respect of which the dividend has not been claimed for seven consecutive years are required to be transferred by the Company to the designated Demat account of the IEPF Authority. In compliance with the aforesaid provision the Bank on November 30, 2017 has transferred, 4,735,293 equity shares of ₹ 2 each to the demat account of the IEPF Authority which is maintained with National Securities Depository Limited (NSDL).

With respect to the unclaimed dividend for the financial year ended March 31, 2011, reminder letters were sent to the Members in March and April 2018 to claim the outstanding dividend amounts on or before June 27, 2018 failing which the corresponding shares alongwith unclaimed dividend would become due for transfer to the designated demat account as mentioned above. The unclaimed dividend for the financial year ended March 31, 2011 would accordingly be transferred to the IEPF in August 2018. The corresponding shares alongwith the unclaimed dividend would also be transferred to the demat account of the IEPF Authority.

DIRECTORS' REPORT

Members who have not yet encashed their dividend warrant(s) for the financial years ended March 31, 2012 and/or subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay. The unclaimed dividend and the unclaimed equity shares can be claimed by making an application directly to IEPF in the prescribed form under the IEPF Rules which is available on the website of IEPF i.e. www.iepf.gov.in. or you may write to 3i Infotech Limited for any assistance in this regard. As stipulated under the said Rules, all subsequent corporate benefits that would accrue in relation to the above shares will also be credited to the said IEPF Account.

Securities and Exchange Board of India (SEBI) vide its circular no. SEBI/HO/MIRSD/DOP1/CIR/P/2018/73 dated April 20, 2018 has stipulated various procedural steps for all listed entities and their Registrar & Transfer Agents (RTA) with the objective of streamlining the processes relating to maintenance of records, transfer of securities and seamless payment of dividend amounts to shareholders. The circular also mandated the issuer companies to seek the copy of PAN Card and Bank Account details from the shareholders through their RTA. Further, BSE vide circular No. LIST/COMP/15/2018-19 dated July 5, 2018 regarding amendment to Regulation 40 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI LODR Regulations) with respect to mandatory dematerialisation for transfer of securities had stipulated to ensure that shares must be held in the DEMAT form in case of transfer of securities. Listed Companies and their Registrars and Transfer Agents (RTAs) were advised that with effect from December 5, 2018, it should be ensured that shares which are lodged for transfer shall be in dematerialised form only.

In view of the above, the Registrar and Transfer Agent had vide its letter dated July 11, 2018 advised the shareholders whose PAN/Bank account details were not available/updated in the records to provide the same within 21 days of the date of the letter. The RTA had further advised the shareholders to convert the physical shares into dematerialized form.

Outstanding GDRs/ADSs/Warrants or any Convertible Debentures, conversion date and likely impact on equity

ICICI Bank has 776.86 million ADS (equivalent to 1,553.72 million equity shares) outstanding, which constituted 24.17% of ICICI Bank's total equity capital at March 31, 2018. Currently, there are no convertible debentures outstanding.

Commodity price risk or foreign exchange risk and hedging activities

The foreign exchange risk position including bullion is managed within the ₹ 15.00 billion net overnight open position (NOOP) limit approved by the Board of Directors. The Bank does not take positions in commodities. The Bank primarily has floating rate linked foreign currency assets. Wholesale liability raising takes place in USD or other currencies via bond issuances, bilateral loans and syndicated/club loans as well as refinance from Export Credit Agencies (ECA) which may be at a fixed rate or floating rate linked. In case of fixed rate fund raising in USDs, the interest rate risk is hedged via interest rate swaps wherein the Bank moves to a floating rate index in order to match the asset profile. In case of fund raising in non USD currencies, the foreign exchange risk is hedged via foreign exchange swaps or currency interest rate swaps.

Plant Locations – Not applicable

Address for Correspondence

Ranganath Athreya
General Manager & Company Secretary (with effect from July 28, 2018)
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No.   :   +91-22-2653 8900
Fax No.   :   +91-22-2653 1230
E-mail   :   companysecretary@icicibank.com

The Bank is in compliance with requirements specified in Regulations 17 to 27 and clauses (b) to (i) of sub-regulation (2) of Regulation 46 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The Bank has also complied with the discretionary requirements such as maintaining a separate office for the Chairman at the Bank's expense, ensuring financial statements with unmodified audit opinion, separation of posts of Chairman and Chief Executive Officer and reporting of internal auditor directly to the Audit Committee.

ANALYSIS OF CUSTOMER COMPLAINTS

a) Customer complaints in fiscal 2018

No. of complaints pending at the beginning of the year	4,272
No. of complaints received during the year	237,343
No. of complaints redressed during the year	235,406
No. of complaints pending at the end of the year	6,209

Note: The above does not include complaint redressed within 1 working day.

b) Awards passed by the Banking Ombudsman in fiscal 2018

Number of unimplemented awards at the beginning of the year	Nil
Number of awards passed by the Banking Ombudsman during the year	Nil
Number of awards implemented during the year	Nil
Number of unimplemented awards at the end of the year	Nil

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this report, a certificate obtained from the statutory auditors, M/s B S R & Co. LLP, Chartered Accountants, regarding compliance of conditions of Corporate Governance as stipulated in Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

EMPLOYEE STOCK OPTION SCHEME

The Bank has an Employee Stock Option Scheme (ESOS/Scheme) which was instituted in fiscal 2000 to enable the employees and wholetime Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The ESOS aims at achieving the twin objectives of (i) aligning employee interest to that of the shareholders; and (ii) retention of talent. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. The Scheme is in compliance with the SEBI (Share Based Employee Benefits) Regulations, 2014 and the below disclosures are available at www.icicibank.com/aboutus/annual.page. Pursuant to SEBI (Share Based Employee Benefits) Regulations, 2014, options are granted by the Board Governance, Remuneration & Nomination Committee (BGRNC) and noted by the Board.

The Scheme was initially approved by the Members at their meeting held on February 21, 2000 and thereafter further amended through resolutions at the General Meeting held on September 20, 2004, June 25, 2012 and vide a postal ballot resolution passed on April 22, 2016. The scheme was further amended through a resolution at the Board Governance, Remuneration & Nomination Committee held on July 11, 2016 and vide a postal ballot resolution passed on June 12, 2017. The Bank has upto March 31, 2018 granted 487.11 million stock options from time to time aggregating to 7.58% of the issued equity capital of the Bank at March 31, 2018. As per the ESOS, as amended from time to time, the maximum number of options granted to any employee/Director in a year is limited to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 10% of ICICI Bank's issued equity shares on the date of the grant (equivalent to 642.80 million shares of face value ₹ 2 each at March 31, 2018).

DIRECTORS' REPORT

Options granted after April 1, 2014 vest in a graded manner over a three year period, with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of the grant, other than the following:

- 275,000 options granted in April 2014, 50% vested on April 30, 2017 and balance 50% vested on April 30, 2018.

- Options granted in September 2015, 50% vested on April 30, 2018 and balance 50% would vest on April 30, 2019. The unvested options would lapse upon termination of employment due to retirement (including pursuant to early/voluntary retirement scheme).

- 300,000 options granted in January 2018, would vest to the extent of 100% at the end of four years from the date of grant.

Options granted prior to April 1, 2014 vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant, other than the following:

- Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of the grant vesting in each year, commencing from the end of 24 months from the date of the grant.

- The grant approved by the Board at its Meeting held on October 29, 2010 (for which RBI approval for grant to wholetime Directors was received in January 2011), vested 50% on April 30, 2014 and the balance 50% vested on April 30, 2015.

- Options granted in September 2011 vested in a graded manner over a five-year period with 15%, 20%, 20% and 45% of the grant vesting in each year, commencing from end of 24 months from the date of grant.

The price for options granted (except for grants approved on October 29, 2010 where the grant price was the average closing price of the ICICI Bank stock on the stock exchange during the six months upto October 28, 2010) is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options in line with the SEBI regulations.

The BGRNC at its Meeting held on May 3, 2017 approved a grant of approximately 36.3 million options (bonus adjusted) for fiscal 2017 to eligible employees and wholetime Directors of ICICI Bank and its subsidiaries. Each option confers on the employee a right to apply for one equity share of face value of ₹ 2 of ICICI Bank at ₹ 250.55 being the grant price proportionately adjusted post issuance of bonus options in June 2017 based on the price of ₹ 275.60 calculated as per the SEBI Regulations which was closing price on the stock exchange which recorded the highest trading volume in ICICI Bank shares on May 2, 2017.

Particulars of options granted by ICICI Bank upto March 31, 2018 are given below:

Options granted till March 31, 2018 (excluding options forfeited/lapsed)	487,109,621
Options forfeited/lapsed	83,085,543
Options vested	401,079,784
Options exercised	251,437,371
Total number of options in force	235,672,250
Number of shares allotted pursuant to exercise of options	251,437,371
Extinguishment or modification of options	Nil
Amount realised by exercise of options (₹)	20,369,703,051

1. *The numbers indicated include options granted till March 31, 2018 including those granted to wholetime Directors (WTDs)as per RBI approvals. For the year ended March 31, 2018, approx. 35.5 million options were approved by BGRNC at its meeting held on May 7, 2018 (FY2017: 36.3 million options bonus adjusted) which includes options granted to WTDs subject to RBI approval.*

2. *For details on option movement during the year refer Financials-Schedule 18-Employee Stock Option Scheme. 37,507,933 options vested during FY2018 and ₹ 3,939,489,824 was realised by exercise of options during FY2018.*

3. *Pursuant to the issuance of bonus shares by the Bank in June 2017, stock options were also adjusted with increase of one option for every 10 outstanding options. Accordingly, all numbers reported above have been re-stated.*

The following Key Managerial Personnel (other than wholetime Directors) and Senior Management Personnel (SMP) were granted ESOPs upto maximum of 365,750 options, aggregating to 3,768,545 in FY2018. The numbers reported here are adjusted with increase of one option for every 10 outstanding options pursuant to the issuance of bonus shares by the Bank in June 2017.

Sr. No.	Name	Grade
1	Madhivanan B	Group Executive
2	Prasanna Balachander	Group Executive
3	Rakesh Jha	Group Executive (Chief Financial Officer)
4	Sanjay Chougule	Senior General Manager
5	G Srinivas	Senior General Manager
6	T. K. Srirang	Senior General Manager
7	Anita Pai	Senior General Manager
8	Partha Dey	Senior General Manager
9	Sanker Parameswaran	Senior General Manager (Company Secretary)
10	Saurabh Singh	Senior General Manager
11	Supritha Shirish Shetty	Senior General Manager
12	Sujit Ganguli	Senior General Manager
13	Ajay Gupta	Senior General Manager
14	Murali Ramakrishnan	Senior General Manager
15	Amit Palta	Senior General Manager
16	Narayanan N R	Senior General Manager
17	Kumar Ashish	Senior General Manager
18	Loknath Mishra	Senior General Manager
19	Anuj Bhargava	Senior General Manager
20	Avijit Saha	Senior General Manager
21	Subir Saha	Senior General Manager
22	Anil Kaul	Senior General Manager

1. *For the year-ended March 31, 2018 the numbers indicated are the options granted during the year FY2018.*

No employee was granted options during any one year equal to or exceeding 0.05% of the issued equity shares of ICICI Bank at the time of the grant.

The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with AS-20 was ₹ 10.46 in fiscal 2018 compared to basic EPS of ₹ 10.56. Based on the intrinsic value of options, no compensation cost was recognised during fiscal 2018. However, if the Bank had used the fair value of options based on the binomial tree model, compensation cost in fiscal 2018 would have been higher by ₹ 3.52 billion including additional cost of ₹ 0.07 billion due to change in exercise period and proforma profit after tax would have been ₹ 64.25 billion. On a proforma basis, the Bank's basic and diluted earnings per share would have been ₹ 10.01 and ₹ 9.91 respectively.

The key assumptions used to estimate the fair value of options granted during fiscal 2018 are given below:

Risk-free interest rate	7.06% to 7.59%
Expected life	3.90 to 6.90 years
Expected volatility	31.71% to 32.92%
Expected dividend yield	0.73% to 1.81%

The weighted average fair value of options granted during fiscal 2018 was ₹ 86.43 (₹ 76.72 during fiscal 2017).

The Bank has an 'Employees Stock Option Scheme – 2000' (ESOS scheme) framed in line with the SEBI (Share Based Employee Benefits) Regulations, 2014 (Regulations). The Scheme has been amended from time to time with the approval of the Members and as per the amendments last approved by the Members vide a Postal Ballot resolution passed on June 12, 2017 the Exercise Period was defined as the period commencing from the date of

DIRECTORS' REPORT

vesting and which will expire on completion of such period not exceeding ten years from the date of vesting of Options as may be determined by the Board Governance, Remuneration & Nomination Committee ("BGNRC") for each grant.

The Board Governance Remuneration & Nomination Committee and Board at its meetings held on May 7, 2018 with the objective to further enhance employee efforts to execute the current strategy and align the compensation payout schedules for senior management to the time horizon of risks approved the amendment to the definition of Exercise Period as given below:

"The "Exercise Period" would commence from the date of vesting and will expire on completion of such period not exceeding five years from the date of vesting of Options as may be determined by the Board Governance Remuneration & Nomination Committee for each grant".

The amendment is intended to cover only future grants to be made and would come into effect only after approval by Members and will not cover grants already made. As per the Regulations, any variation to the terms of the Scheme requires the approval of Members by way of a special resolution. There are no other changes to the existing terms of the Scheme.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

The Bank has undertaken various initiatives for energy conservation at its premises, further details are given under Principle 6 of Section E of the Business Responsibility Report. The Bank has used information technology extensively in its operations, for more details please refer the section on Information Technology under Business Overview.

UPDATE ON RECENT DEVELOPMENTS AT THE BANK

The Audit Committee of the Bank under direction given by the Board of Directors has instituted an independent enquiry, headed by a former Supreme Court Judge, Hon'ble Mr. Justice B. N. Srikrishna (Retd.), to consider various allegations relating to the MD and CEO, Ms. Chanda Kochhar. The allegations have been levelled against Ms. Kochhar through media articles, a whistleblower complaint and complaints written by a private individual to senior government officials and regulators. The allegations include nepotism, quid pro quo and claims that Ms. Kochhar, by not disclosing conflicts of interest caused by certain transactions between certain borrowers of the Bank and entities controlled by Ms. Kochhar's spouse, committed infractions under applicable regulations and the Bank's Code of Conduct.

The independent enquiry is supported by an independent law firm and a forensic firm. The independent enquiry is under way.

In addition, SEBI issued a show-cause notice to Ms. Kochhar and to the Bank in May 2018 related to the allegations. The Bank is in the process of responding to the relevant allegations in the notice which pertain to the Bank. The Central Bureau of Investigation (CBI) also initiated a preliminary enquiry against various individuals and firms including unknown officers and/or officials of the Bank.

Ms. Kochhar is on a leave of absence while the independent enquiry takes place. In the interim, Mr. Sandeep Bakhshi has been appointed as Chief Operating Officer, subject to approval of the Reserve Bank of India (RBI), and reports directly to the Board of Directors during her absence.

GREEN INITIATIVES IN CORPORATE GOVERNANCE

In line with the 'Green Initiative' since the last five years, the Bank has effected electronic delivery of Notice of Annual General Meeting and Annual Report to those Members whose e-mail IDs were registered with the respective Depository Participants and downloaded from the depositories viz. National Securities Depository Limited/Central Depository Services (India) Limited. The Companies Act, 2013 and the underlying rules as well as Regulation 36 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, permit the dissemination of financial statements and annual report in electronic mode to the Members. Your Directors are thankful to the Members for actively participating in the Green Initiative and seek your continued support for implementation of the green initiative.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

2. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit of the Bank for that period;

3. that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 2013 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities;

4. that they have prepared the annual accounts on a going concern basis;

5. that they have laid down internal financial controls to be followed by the Bank and that such internal financial controls are adequate and were operating effectively; and

6. that they have devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, Reserve Bank of India, Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India and overseas regulators for their continued co-operation, support and guidance. ICICI Bank wishes to thank its investors, the domestic and international banking community, rating agencies and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation to all the employees, whose outstanding professionalism, commitment and initiative has made the organisation's growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board

Girish Chandra Chaturvedi
Chairman

July 27, 2018

Compliance with the Group Code of Business Conduct and Ethics

I confirm that all Directors and members of the senior management have affirmed compliance with Group Code of Business Conduct and Ethics for the year ended March 31, 2018.

Sandeep Bakhshi
Chief Operating Officer (Designate)
July 27, 2018

Anup Bagchi
Executive Director

DIRECTORS' REPORT

ANNEXURE A

Performance and financial position of subsidiaries and associates of the Bank as on March 31, 2018

₹ in million

Name of the entity	Net assets[1]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	95.1%	1,051,589.4	87.9%	67,774.2
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	0.9%	9,742.6	1.4%	1,116.3
ICICI Securities Limited	0.7%	8,250.9	7.2%	5,533.6
ICICI Home Finance Company Limited	1.5%	16,133.2	0.8%	642.5
ICICI Trusteeship Services Limited	0.0%[2]	6.5	0.0%[2]	0.6
ICICI Investment Management Company Limited	0.0%[2]	109.6	0.0%[2]	0.7
ICICI Venture Funds Management Company Limited	0.2%	2,179.8	0.1%	111.8
ICICI Prudential Life Insurance Company Limited	6.2%	68,852.6	21.0%	16,198.3
ICICI Lombard General Insurance Company Limited	4.8%	52,750.4	11.2%	8,617.8
ICICI Prudential Trust Limited	0.0%[2]	14.6	0.0%[2]	1.9
ICICI Prudential Asset Management Company Limited	0.7%	8,233.3	8.1%	6,255.5
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	263.3	(0.0%)[2]	(6.6)
Foreign				
ICICI Bank UK PLC	3.0%	33,027.6	(2.1%)	(1,646.7)
ICICI Bank Canada	2.5%	27,670.1	2.9%	2,222.6
ICICI International Limited	0.0%[2]	92.8	0.0%[2]	4.6
ICICI Securities Holdings Inc.	0.0%[2]	127.2	0.0%[2]	0.1
ICICI Securities Inc.	0.0%[2]	181.2	0.1%	43.6
Other consolidated entities				
Indian				
ICICIStrategic Investments Fund	0.0%[2]	231.3	0.0%[2]	13.3
Foreign				
NIL	-	-	-	-
Minority interests	(5.4%)	(60,081.9)	(18.0%)	(13,873.6)
Associates				
Indian				
I-Process Services (India) Private Limited	-	-	-	-
NIIT Institute of Finance Banking and Insurance Training Limited	-	-	0.0%[2]	2.9
ICICI Merchant Services Private Limited	-	-	-	-
India Infradebt Limited	-	-	0.6%	432.5
India Advantage Fund III	-	-	0.0%[2]	10.9
India Advantage Fund IV	-	-	(0.0%)[2]	(7.9)
Foreign				
NIL	-	-	-	-
Joint Ventures				
NIL	-	-	-	-
Inter-company adjustments	(10.2%)	(113,077.5)	(21.2%)	(16,327.0)
Total net assets/net profit	100.0%	1,106,297.0	100.0%	77,121.9

1. *Total assets minus total liabilities.*

2. *Insignificant.*

ANNEXURE B

FORM No. MR-3

FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2018

(Pursuant to Section 204 (1) of the Companies Act, 2013 and rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014)

To,

The Members,

ICICI Bank Limited

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by ICICI Bank Limited (hereinafter called the Company). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company, the information provided by the Company, its officers, agents and authorised representatives during the conduct of secretarial audit, the explanations and clarifications given to us and the representations made by the Management, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on 31st March, 2018, generally complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records made available to us and maintained by the Company for the financial year ended on 31st March, 2018 according to the provisions of:

(i) The Companies Act, 2013 (the Act) and the rules made thereunder;

(ii) The Securities Contract (Regulation) Act, 1956 ('SCRA') and the rules made thereunder;

(iii) The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

(iv) Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

(v) The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act')

 (a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

 (b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

 (c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 and amendments from time to time;

 (d) The Securities and Exchange Board of India (Share Based Employees Benefits) Regulations, 2014;

 (e) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;

 (f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client; (Not applicable to the Company during the audit period);

DIRECTORS' REPORT

(g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; (Not applicable to the Company during the audit period) and

(h) The Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998; (Not applicable to the Company during the audit period)

(i) The Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992

(j) The Securities and Exchange Board of India (Bankers to an Issue) Regulations, 1994

(k) The Securities and Exchange Board of India (Debenture Trustee) Regulations, 1993

(l) The Securities and Exchange Board of India (Custodian of Securities) Regulations, 1996

(m) The Securities and Exchange Board of India (Investment Advisers) Regulations, 2013

(n) The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014

(vi) Other laws applicable specifically to the Company namely:

(a) Banking Regulation Act, 1949, Master Circulars, Notifications and Guidelines issued by the RBI from time to time

(b) The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002

(c) Recovery of Debts Due to Banks and Financial Institutions Act, 1993

(d) The Shops and Establishments Act, 1953

We have also examined compliance with the applicable clauses of the following:

(i) Secretarial Standards issued by The Institute of Company Secretaries of India with respect to board and general meetings.

(ii) The Listing Agreements entered into by the Company with BSE Limited and National Stock Exchange of India Limited read with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

During the period under review, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines, standards etc. mentioned above subject to the following observation:

In reference to Show cause notice issued by RBI dated September 6, 2017 and supplementary show cause notice dated November 07, 2017 and as mentioned by RBI in its press release dated March 29, 2018, RBI has through an order dated March 26, 2018, imposed a monetary penalty of ₹ 589.00 million on ICICI Bank for non-compliance with directions/ guidelines issued by RBI. This penalty has been imposed in exercise of powers vested in RBI under the provisions of Section 47A(1) (c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.

We further report that:

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice was given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

Decisions at the Board Meetings were taken unanimously.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

We further report that during the audit period

1. Pursuant to approval by the Board of Directors of the Bank on June 05, 2017, the Bank sold equity shares representing 7.0% shareholding in ICICI Lombard General Insurance Company Ltd. in the initial public offer (IPO) during the three months ended September 30, 2017 for a total consideration of ₹ 2,099.43 crores.

2. Pursuant to approval by the Board of Directors of the Bank on November 07, 2017, the Bank sold equity shares representing 20.78% shareholding in ICICI Securities Limited. in the initial public offer (IPO) during the three months ended March 31, 2018 for a total consideration of ₹ 3,480.12 crores.

3. The shareholders of the Bank approved the issue of bonus shares of ₹ 2 each in the proportion of 1:10, i.e. 1 (One) bonus equity share of ₹ 2 each for every 10 (Ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank allotted 582,984,544 equity shares as bonus shares on June 24, 2017.

4. Obtained approval of members by way of special resolution under Section 42 of the Act to borrow from time to time, by way of issue of non-convertible securities including but not limited to bonds and non-convertible debentures in one or more tranches of upto ₹ 25,000 crores on private placement basis.

5. Issued and allotted various Non-Convertible Bonds in nature of Debentures of face value of ₹ 10,00,000/- each aggregating to ₹ 7,702 crores on private placement basis in the domestic market.

For **Parikh Parekh & Associates**
Company Secretaries

Place: Mumbai
Date : May 7, 2018

Signature:
P. N. Parikh
Partner
FCS No: 327 CP No: 1228

This Report is to be read with our letter of even date which is annexed as Annexure A and forms an integral part of this report.

DIRECTORS' REPORT

ANNEXURE A'

To,
The Members
ICICI Bank Limited

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.

2. We have followed the audit practices and process as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. We believe that the process and practices, we followed provide a reasonable basis for our opinion.

3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Company.

4. Where ever required, we have obtained the Management representation about the Compliance of laws, rules and regulations and happening of events etc.

5. The Compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedure on test basis.

6. The Secretarial Audit report is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.

For **Parikh Parekh & Associates**
Company Secretaries

Place: Mumbai
Date : May 7, 2018

Signature:
P. N. Parikh
Partner
FCS No: 327 CP No: 1228

ANNEXURE C

FORM NO. AOC-2

(Pursuant to clause (h) of sub-section (3) of section 134 of the Act and Rule 8(2) of the Companies (Accounts) Rules, 2014)

Form for disclosure of particulars of contracts/arrangements entered into by the company with related parties referred to in sub-section (1) of section 188 of the Companies Act, 2013 including certain arm's length transactions under third proviso thereto

1. **Details of contracts or arrangements or transactions not at arm's length basis in fiscal 2018**

   Nil

2. **Details of material contracts or arrangement or transactions at arm's length basis in fiscal 2018**

Sr. No.	Name of the related party	Nature of relationship	Nature of contracts/ transactions	Duration of contracts	Salient terms of contracts/ transactions	₹ in million
1	Life Insurance Corporation of India	Others	Term deposits placed with the Bank	Various maturities	Interest at applicable coupon rates	21,594.8
2	India Infradebt Limited	Associate	Investment in bonds/ debentures of related party	Various maturities	Issued at prevailing market rates	5,600.0
3	ICICI Securities Primary Dealership Limited	Subsidiary	Short-term lendings by the Bank	Various maturities	Interest at prevailing market rates	139,490.0
4	ICICI Securities Primary Dealership Limited	Subsidiary	Reverse repurchase transactions	Various maturities	Interest at prevailing market rates	23,044.5
5	ICICI Securities Primary Dealership Limited	Subsidiary	Short-term borrowing by the Bank	1 day	Interest at prevailing market rates	1,000.0
6	ICICI Bank UK PLC	Subsidiary	Risk participation transaction	5 years	At competitive market rates	1,291.6
7	ICICI Securities Primary Dealership Limited	Subsidiary	Purchases of investment securities of third parties	Various maturities	At market prices	40,378.9
	ICICI Prudential Life Insurance Company Limited	Subsidiary				4,096.6
	ICICI Lombard General Insurance Company Limited	Subsidiary				1,114.9
8	ICICI Prudential Life Insurance Company Limited	Subsidiary	Sale of investment securities of third parties	-	At market prices	14,785.9
	ICICI Securities Primary Dealership Limited	Subsidiary				10,693.1
9	ICICI Bank Canada	Subsidiary	Repatriation of equity share capital	-	At face value	5,065.0

DIRECTORS' REPORT

Sr. No.	Name of the related party	Nature of relationship	Nature of contracts/ transactions	Duration of contracts	Salient terms of contracts/ transactions	₹ in million
10	ICICI Securities Primary Dealership Limited	Subsidiary	Principal amounts of derivatives such as swaps and forwards contracts	Various maturities	At market prices	876,500.0
	ICICI Bank UK PLC	Subsidiary				8,139.1
	ICICI Prudential Life Insurance Company Limited	Subsidiary				2,565.6
	ICICI Prudential Asset Management Company Limited	Subsidiary				1,350.2
	ICICI Lombard General Insurance Company Limited	Subsidiary				622.4
	ICICI Securities Limited	Subsidiary				582.5
11	ICICI Bank UK PLC	Subsidiary	Guarantees given by the Bank	Various maturities	Commission on guarantee at negotiated rates	2,172.8
12	ICICI Bank UK PLC	Subsidiary	Current account deposits by the Bank	-	Outstanding balance at March 31, 2018. Maintained for normal banking transactions	865.0
13	Life Insurance Corporation of India	Others	Current account deposits with the Bank	-	Outstanding balance at March 31, 2018. Maintained for normal banking transactions	8,241.9
	ICICI Prudential Life Insurance Company Limited	Subsidiary				1,907.8
	ICICI Lombard General Insurance Company Limited	Subsidiary				1,894.5
	ICICI Securities Limited	Subsidiary				1,297.6
	India Infradebt Limited	Associate				711.5
14	ICICI Bank UK PLC	Subsidiary	Sale of loans	3.01 years	Sale of loans given to customers at competitive market rates	1,403.9
15	Life Insurance Corporation of India	Others	Interest expenses	Various maturities	Interest on bonds at applicable rates	17,068.7
16	ICICI Prudential Asset Management Company Limited	Subsidiary	Fee income	-	Distribution fee	1,340.5

Sr. No.	Name of the related party	Nature of relationship	Nature of contracts/transactions	Duration of contracts	Salient terms of contracts/transactions	₹ in million
17	ICICI Prudential Life Insurance Company Limited	Subsidiary	Commission income on insurance products	-	Commission for corporate agency services to solicit and procure the sale and distribution of the policies	8,767.0
	ICICI Lombard General Insurance Company Limited	Subsidiary				1,099.2
18	I-Process Services (India) Private Limited	Associate	Expenses towards service provider arrangements	1 year	Outsourcing of services and resources	4,516.6
	ICICI Merchant Services Private Limited	Associate		10 years	Merchant management fee	1,902.3
19	ICICI Lombard General Insurance Company Limited	Subsidiary	Insurance premium paid	-	Staff welfare insurance at competitive market rates	1,241.9
	ICICI Prudential Life Insurance Company Limited	Subsidiary			Insurance policy for retail loan borrowers	900.8
20	ICICI Securities Limited	Subsidiary	Reimbursement of expenses paid	-	On actual basis	545.9
21	ICICI Foundation for Inclusive Growth	Others	Donation paid	-	-	560.0
22	Life Insurance Corporation of India	Others	Dividend paid	-	Dividend on equity shares	1,509.0
23	ICICI Prudential Life Insurance Company Limited	Subsidiary	Dividend received	-	Dividend on equity shares	5,435.9
	ICICI Prudential Asset Management Company Limited	Subsidiary				2,268.6
	ICICI Securities Limited	Subsidiary				1,771.8
	ICICI Securities Primary Dealership Limited	Subsidiary				672.2

July 27, 2018

Girish Chandra Chaturvedi
Chairman

DIRECTORS' REPORT

ANNEXURE D

FORM NO. MGT-9
Extract of Annual Return
as on the financial year ended on March 31, 2018

[Pursuant to section 92(3) of the Companies Act, 2013 and rule 12(1) of the
Companies (Management and Administration) Rules, 2014]

I. REGISTRATION AND OTHER DETAILS:

CIN	L65190GJ1994PLC021012
Registration Date	January 5, 1994
Name of the Company	ICICI Bank Limited
Category/Sub-Category of the Company	Company limited by shares/Indian Non-Government Company
Address of the Registered office and contact details	ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, India. Tel.: -(0265-6722239) Email : companysecretary@icicibank.com
Whether listed company	Yes
Name, Address and Contact details of Registrar and Transfer Agent, if any	3i Infotech Limited Tower 5, 3rd to 6th Floor, International Infotech Park, Vashi, Navi Mumbai - 400 703, India Tel. : +91-22-7123 8000 Fax : +91-22-7123 8098 Email : investor@icicibank.com

II. PRINCIPAL BUSINESS ACTIVITIES OF THE COMPANY

All the business activities contributing 10% or more of the total turnover of the company shall be stated:

Sr. No.	Name and Description of main products/services	NIC Code of the product/service	% to total turnover of the Company
1	Banking and Financial Services	64191	100%

The Bank is a publicly held banking company engaged in providing a wide range of banking and financial services including retail banking, corporate banking and treasury operations.

III. PARTICULARS OF HOLDING, SUBSIDIARY AND ASSOCIATE COMPANIES

Sr. No.	Name and address of the Company	CIN/GLN*	Holding/ Subsidiary/ Associate	% of shares held	Applicable Section
1	ICICI Bank Canada, Canada 150 Ferrand Drive Suite 1200, Toronto, ON M3C 3E5 Canada		Subsidiary Company	100.00%	2(87)
2	ICICI Bank UK PLC, UK Registered Office: One Thomas More Square Five Thomas More Street London E1W 1YN		Subsidiary Company	100.00%	2(87)
3	ICICI Home Finance Company Limited Registered Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051	U65922MH1999PLC120106	Subsidiary Company	100.00%	2(87)
4	ICICI International Limited, Mauritius Registered Office: IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius.		Subsidiary Company	100.00%	2(87)
5	ICICI Investment Management Company Limited Registered Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051	U65990MH2000PLC124773	Subsidiary Company	100.00%	2(87)
6	ICICI Lombard General Insurance Company Limited Registered Office: ICICI Lombard House, 414, Veer Savarkar Marg, Near Siddhivinayak Temple Pradhadevi, Mumbai 400 025	L67200MH2000PLC129408	Subsidiary Company	55.92%	2(87)
7	ICICI Prudential Life Insurance Company Limited Registered Office: ICICI PruLife Towers 1089 Appasaheb Marathe Marg Prabhadevi Mumbai 400 025	L66010MH2000PLC127837	Subsidiary Company	54.88%	2(87)
8	ICICI Securities Primary Dealership Limited Registered Office: ICICI Centre, H. T. Parekh Marg, Churchgate, Mumbai 400 020	U72900MH1993PLC131900	Subsidiary Company	100.00%	2(87)

DIRECTORS' REPORT

Sr. No.	Name and address of the Company	CIN/GLN*	Holding/ Subsidiary/ Associate	% of shares held	Applicable Section
9	ICICI Securities Limited Registered Office: ICICI Centre H. T. Parekh Marg, Churchgate, Mumbai 400 020	L67120MH1995PLC086241	Subsidiary Company	79.22%	2(87)
10	ICICI Securities Holding Inc., USA Registered Office: 251 Little Falls Drive Wilmington, DE 19808 United States of America		Subsidiary Company	100.00%	2(87)
11	ICICI Securities Inc., USA 251 Little Falls Drive Wilmington, DE 19808 United States of America		Subsidiary Company	100.00%	2(87)
12	ICICI Trusteeship Services Limited Registered Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051	U65991MH1999PLC119683	Subsidiary Company	100.00%	2(87)
13	ICICI Venture Funds Management Company Limited Registered Office: ICICI Venture House, Ground Floor Appasaheb Marathe Marg Prabhadevi Mumbai 400 025	U72200MH1989PLC166901	Subsidiary Company	100.00%	2(87)
14	ICICI Prudential Asset Management Company Limited Registered Office: 12th floor, Narain Manzil 23, Barakhamba Road New Delhi 110 001	U99999DL1993PLC054135	Subsidiary Company	51.00%	2(87)
15	ICICI Prudential Trust Limited Registered Office: 12th floor, Narain Manzil 23, Barakhamba Road New Delhi 110 001	U74899DL1993PLC054134	Subsidiary Company	50.80%	2(87)
16	ICICI Prudential Pension Funds Management Company Limited Registered Office: ICICI Prulife Towers 1089, Appasaheb Marathe Marg, Prabhadevi Mumbai 400 025	U66000MH2009PLC191935	Subsidiary Company	100.00%	2(87)
17	India Infradebt Limited Registered Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051	U65923MH2012PLC237365	Associate Company	38.09%	2(6)

Sr. No.	Name and address of the Company	CIN/GLN*	Holding/ Subsidiary/ Associate	% of shares held	Applicable Section
18	ICICI Merchant Services Private Limited Registered Office: 74, Kalpataru Square, Off Andheri Kurla Road Kondivita Lane, Andheri (East) Mumbai, MH 400 059 IN	U74140MH2009PTC194399	Associate Company	19.01%	2(6)
19	I-Process Services (India) Private Limited Registered Office: Acme Plaza, 4th Floor, Unit # 408-409, Andheri -Kurla Road, Opp.Sangam Cinema, Mumbai 400 059	U72900MH2005PTC152504	Associate Company	19.00%	2(6)
20	NIIT Institute of Finance Banking and Insurance Training Limited Registered Office: 8, Balaji Estate, First Floor Guru Ravi Das Marg, Kalkaji New Delhi South Delhi DL 110 019	U80903DL2006PLC149721	Associate Company	18.79%	2(6)
21	Rajasthan Asset Management Company Private Limited # Registered Office: 7th Floor, Ganga Heights, Bapu Nagar, Tonk Road, Jaipur, Rajasthan – 302 015	U65999RJ2002PTC017380	Associate Company	24.30%	2(6)
22	OTC Exchange of India Limited # Registered Office: 92-93 Maker Tower F, Cuffe Parade, Mumbai 400 005	U67120MH1990NPL058298	Associate Company	20.00%	2(6)
23	Falcon Tyres Limited # Registered Office: K R S Road, Metagalli, Mysore, Karnataka 570 016	L25114KA1973PLC002455	Associate Company	26.39%	2(6)
24	Shree Renuka Sugars Limited # Registered Office: Bc 105, Povlock Road, Off Havelock Road, Cantonment, Belgaum-590 001. Belgaum-590 001. KA 590 001	L01542KA1995PLC019046	Associate Company	31.75%	2(6)
25	National Investment and Infrastructure Fund Limited# Registered Office: 12th Floor, IFCI Tower 61-Nehru Place New Delhi South Delhi DL 110 019	U74900DL2015PLC287894	Associate Company	38.34%	2(6)

*CIN has been mentioned for Indian subsidiaries/Associate Companies.

#These companies are not considered as associates in the financial statements, in accordance with the provisions of AS 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.

DIRECTORS' REPORT

IV. SHAREHOLDING PATTERN (EQUITY SHARE CAPITAL BREAK-UP AS PERCENTAGE OF TOTAL EQUITY) –

(i) Category-wise Shareholding

SI No	Category of shareholders		No. of shares held at the beginning of the year (April 1, 2017)				No. of shares held at the beginning of the year (March 31, 2018)				% change during the year
			Demat	Physical	Total	% of Total Shares	Demat	Physical	Total	% of Total Shares	
A	Promoters										
(1)	Indian										
	a)	Individual / HUF	0	0	0	-	0	0	0	-	-
	b)	Central Govt	0	0	0	-	0	0	0	-	-
	c)	State Govt(s)	0	0	0	-	0	0	0	-	-
	d)	Bodies Corp.	0	0	0	-	0	0	0	-	-
	e)	Banks/Financial Institutions	0	0	0	-	0	0	0	-	-
	f)	Any Other	0	0	0	-	0	0	0	-	-
		Sub-total (A) (1) :-	0	0	0	-	0	0	0	-	-
(2)	Foreign										
	a)	NRIs – Individuals	0	0	0	-	0	0	0	-	-
	b)	Other – Individuals	0	0	0	-	0	0	0	-	-
	c)	Bodies Corp.	0	0	0	-	0	0	0	-	-
	d)	Banks/ Financial Institutions	0	0	0	-	0	0	0	-	-
	e)	Any Other	0	0	0	-	0	0	0	-	-
		Sub-total (A) (2):-	0	0	0	-	0	0	0	-	-
		Total Shareholding of Promoter (A) = (A)(1)+(A)(2)	0	0	0	-	0	0	0	-	-
B	Public Shareholding										
(1)	Institutions										
	a)	Mutual Funds	871,718,537	69,260	871,787,797	14.97	1,104,410,402	51,765	1,104,462,167	17.18	2.21
	b)	Banks / Financial Institutions	5,804,781	109,200	5,913,981	0.10	2,996,700	75,104	3,071,804	0.05	(0.05)
	c)	Central Govt	10,776,155	390	10,776,545	0.19	10,880,378	428	10,880,806	0.17	(0.02)
	d)	State Govt(s)	0	0	0	-	0	0	0	-	-
	e)	Venture Capital Funds	0	0	0	-	0	0	0	-	-
	f)	Insurance Companies	886,917,375	1,100	886,918,475	15.23	863,752,987	1,060	863,754,047	13.44	(1.79)
	g)	FIIs	2,040,935,491	116,800	2,041,052,291	35.04	2,342,948,530	30,646	2,342,979,176	36.45	1.41
	h)	Foreign Venture Capital Funds	0	0	0	-	0	0	0	-	-
	i)	Other (specify)				-				-	-
		Foreign Banks	2,00,490	750,090	950,580	0.02	220,538	825,008	1,045,546	0.02	(0.00)
		FII – DR	4,224,966	0	4,224,966	0.07	385,700	0	385,700	0.01	(0.07)
	j)	Provident Funds/ Pension Funds	32,812,592	0	32,812,592	0.56	52,643,783	0	52,643,783	0.82	0.26
	k)	Alternative Investment Fund	153,412	0	153,412	0	192,0162	0	192,0162	0.03	0.03
	l)	IEPF	0	0	0	-	4,735,293	0	4,735,293	0.07	0.07
		Sub-total (B) (1) :-	3,853,543,799	1,046,840	3,854,590,639	66.18	4,384,894,473	984,011	4,385,878,484	68.23	2.05

Sl No	Category of shareholders			No. of shares held at the beginning of the year (April 1, 2017)				No. of shares held at the beginning of the year (March 31, 2018)				% change during the year
				Demat	Physical	Total	% of Total Shares	Demat	Physical	Total	% of Total Shares	
(2)	**Non-Institutions**											
	a	Bodies Corporate										
		i	Indian	123,296,948	11,90,230	124,487,178	2.14	100,056,844	1,123,487	101,180,331	1.57	(0.56)
		ii	Overseas	0	3,000	3,000	0.00	0	3,300	3,300	0.00	(0.00)
	b	Individuals									-	
		i	Individual shareholders holding nominal share capital upto ₹1 lakh	260,207,775	26,218,780	286,426,555	4.92	263,067,319	23,169,117	286,236,436	4.45	(0.46)
		ii	Individual shareholders holding nominal share capital excess of ₹1 lakh	41,088,460	144475	41,232,935	0.71	53,205,457	309,622	53,515,079	0.83	0.12
	c	NBFCs registered with RBI		1,122,769	0	1,122,769	0.02	948,746	0	948,746	0.01	(0.00)
	d	Others (specify)									-	
		Trust		1,807,680	1,075	1,808,755	0.03	2,535,352	1,550	2,536,902	0.04	0.01
		Directors & their Relatives (Resident)		3,395,695	0	3,395,695	0.06	4,030,610	0	4,030,610	0.06	0.00
		Non-Resident Indian Directors		0	0	0	-	0	0	0	-	-
		Foreign Nationals		121,844	21,000	142,844	0.00	116,622	0	116,622	0.00	(0.00)
		Non-Resident Indians		19,206,584	298,435	19,505,019	0.33	18,526,666	332,942	18,859,608	0.29	(0.04)
		Clearing Member		10,579,726	0	10,579,726	0.18	13,480,657	50	13,480,707	0.21	0.03
		Hindu Undivided Families		6,889,725	33,305	6,923,030	0.12	7,003,579	34,500	7,038,079	0.11	(0.01)
		Foreign Companies		0	143,200	143,200	0.00	0	155,019	155,019	0.00	(0.00)
		Foreign Bodies – DR		809,756	0	809,756	0.01	294,358	0	294,358	0.00	(0.01)
		NRI – DR		700	0	700	0.00	0	0	0	-	(0.00)
		Sub-total (B) (2) :-		468,527,662	28,053,500	496,581,162	8.52	463,266,210	25,129,587	488,395,797	7.60	(0.91)
		Total Public Shareholding (B) = (B)(1)+(B)(2)		4,322,071,461	29,100,340	4,351,171,801	74.70	4,848,160,683	26,113,598	4,874,274,281	75.83	1.13
c	Shares held by Custodian for GDRs & ADRs			1,473,304,334	0	1,473,304,334	25.30	1,553,716,495	0	1,553,716,495	24.17	(1.13)
		Grand Total (A+B+C)		5,795,375,795	29,100,340	5,824,476,135	100.00	6,401,877,178	26,113,598	6,427,990,776	100.00	0.00

Percentages have been rounded off to the nearest decimals

(ii) Shareholding of Promoters

N.A. – ICICI Bank Limited does not have any promoters.

(iii) Change in Promoters' Shareholding (please specify, if there is no change)

N.A. – ICICI Bank Limited does not have any promoters.

DIRECTORS' REPORT

(iv) Shareholding of top ten shareholders (other than Directors, Promoters and Deutsche Bank Trust Company Americas as Depository of ADS holders)*

Top Ten Shareholders	Shareholding at the beginning of the year		Cumulative Shareholding during the year	
	No of shares	% of total shares of the company	No of shares	% of total shares of the company
Life Insurance Corporation of India				
At the beginning of the year	608,927,224	10.45	608,927,224	10.45
April 7, 2017 Increase	1,800	0.00	608,929,024	10.51
April 14, 2017 Decrease	1,664,176	0.03	607,264,848	10.42
April 21, 2017 Decrease	2,831,503	0.05	604,433,345	10.38
May 5, 2017 Decrease	800,000	0.01	603,633,345	10.36
June 21, 2017 Decrease	10,000	0.00	603,623,345	10.35
June 24, 2017 Increase	35	0.00	603,623,380	10.35
June 30, 2017 Increase	60,354,514	0.94	663,977,894	10.35
June 30, 2017 Decrease	1,900	0.00	663,975,994	10.35
July 7, 2017 Decrease	100,000	0.00	663,875,994	10.35
July 7, 2017 Increase	100,000	0.00	663,975,994	10.35
July 21, 2017 Decrease	8,818,644	0.14	655,157,350	10.22
July 28, 2017 Decrease	9,441,099	0.15	645,716,251	10.07
August 4, 2017 Decrease	13,173,430	0.21	632,542,821	9.86
August 11, 2017 Decrease	10,894,151	0.17	621,648,670	9.69
August 18, 2017 Decrease	255,000	0.00	621,393,670	9.69
August 25, 2017 Decrease	1,110,000	0.02	620,283,670	9.67
September 1, 2017 Decrease	1,045,080	0.02	619,238,590	9.65
September 6, 2017 Decrease	120,000	0.00	619,118,590	9.65
September 8, 2017 Decrease	233,366	0.00	618,885,224	9.65
September 15, 2017 Decrease	780,000	0.01	618,105,224	9.63
September 22, 2017 Decrease	1,000,000	0.02	617,105,224	9.62
October 31, 2017 Decrease	1,382,969	0.02	615,722,255	9.59
November 3, 2017 Decrease	1,735,150	0.03	613,987,105	9.57
November 10, 2017 Decrease	1,180,100	0.02	612,807,005	9.55
November 17, 2017 Decrease	2,764,875	0.04	610,042,130	9.50
November 24, 2017 Decrease	1,962,997	0.03	608,079,133	9.47
December 1, 2017 Decrease	1,300,000	0.02	606,779,133	9.45

Top Ten Shareholders	Shareholding at the beginning of the year		Cumulative Shareholding during the year	
	No of shares	% of total shares of the company	No of shares	% of total shares of the company
December 8, 2017 Decrease	780,000	0.01	605,999,133	9.44
December 15, 2017 Decrease	1,271,000	0.02	604,728,133	9.42
December 22, 2017 Decrease	1,052,713	0.02	603,675,420	9.40
December 30, 2017 Decrease	742,000	0.01	602,933,420	9.39
January 5, 2018 Decrease	1,016,792	0.02	601,916,628	9.37
January 12, 2018 Decrease	12,800	0.00	601,903,828	9.37
January 12, 2018 Increase	12,800	0.00	601,916,628	9.37
January 19, 2018 Decrease	530,000	0.01	601,386,628	9.36
January 26, 2018 Decrease	745,700	0.01	600,640,928	9.35
February 2, 2018 Decrease	2,474,121	0.04	598,166,807	9.31
February 9, 2018 Decrease	675,000	0.01	597,491,807	9.30
February 23, 2018 Increase	2,307,038	0.04	599,798,845	9.33
March 2, 2018 Increase	1,128,000	0.02	600,926,845	9.35
March 9, 2018 Increase	2,325,500	0.04	603,252,345	9.39
At the end of the year	603,252,345	9.38	603,252,345	9.38
Dodge and Cox International Stock Fund				
At the beginning of the year	364,368,485	6.26	364,368,485	6.26
June 16, 2017 Decrease	675,768	0.01	363,692,717	6.24
June 21, 2017 Decrease	3,341,132	0.06	360,351,585	6.18
June 30, 2017 Increase	36,035,158	0.56	396,386,743	6.18
August 4, 2017 Decrease	2,412,187	0.04	393,974,556	6.14
August 11, 2017 Decrease	2,271,413	0.04	391,703,143	6.11
September 1, 2017 Decrease	4,703,900	0.07	386,999,243	6.03
September 6, 2017 Decrease	2,758,962	0.04	384,240,281	5.99
September 8, 2017 Decrease	2,292,805	0.04	381,947,476	5.95
October 27, 2017 Increase	2,236,100	0.03	384,183,576	5.99
March 31, 2018 Increase	4,713,600	0.07	388,897,176	6.05
At the end of the year	388,897,176	6.05	388,897,176	6.05
Government of Singapore				
At the beginning of the year	63,125,358	1.08	63,125,358	1.08
April 7, 2017 Increase	4,155	0.00	63,129,513	1.09

DIRECTORS' REPORT

Top Ten Shareholders	Shareholding at the beginning of the year		Cumulative Shareholding during the year	
	No of shares	% of total shares of the company	No of shares	% of total shares of the company
April 7, 2017 Decrease	53,272	0.00	63,076,241	1.09
April 14, 2017 Increase	3,630,020	0.06	66,706,261	1.15
April 21, 2017 Increase	1,557,532	0.03	68,263,793	1.17
April 28, 2017 Decrease	5,134	0.00	68,258,659	1.17
May 5, 2017 Decrease	313,319	0.01	67,945,340	1.17
May 19, 2017 Increase	524,202	0.01	68,469,542	1.18
May 26, 2017 Increase	942,200	0.02	69,411,742	1.19
June 2, 2017 Increase	10,938,398	0.19	80,350,140	1.38
June 9, 2017 Increase	110,860	0.00	80,461,000	1.38
June 21, 2017 Decrease	40,653	0.00	80,420,347	1.38
June 24, 2017 Increase	531	0.00	80,420,878	1.38
June 30, 2017 Increase	8,041,499	0.13	88,462,377	1.38
July 7, 2017 Increase	291,586	0.00	88,753,963	1.38
July 7, 2017 Decrease	593,749	0.01	88,160,214	1.37
July 21, 2017 Increase	134,104	0.00	88,294,318	1.38
July 28, 2017 Decrease	583,611	0.01	87,710,707	1.37
August 4, 2017 Decrease	836,543	0.01	86,874,164	1.35
August 11, 2017 Decrease	731,953	0.01	86,142,211	1.34
August 18, 2017 Decrease	63,143	0.00	86,079,068	1.34
September 1, 2017 Decrease	1,001,315	0.02	85,077,753	1.33
September 6, 2017 Decrease	1,115,412	0.02	83,962,341	1.31
September 6, 2017 Increase	251,562	0.00	84,213,903	1.31
September 8, 2017 Decrease	470,816	0.01	83,743,087	1.31
September 15, 2017 Decrease	190,810	0.00	83,552,277	1.30
September 15, 2017 Increase	6,097	0.00	83,558,374	1.30
September 22, 2017 Increase	350,002	0.01	83,908,376	1.31
October 6, 2017 Decrease	677,443	0.01	83,230,933	1.30
October 13, 2017 Decrease	3,312,567	0.05	79,918,366	1.25
October 20, 2017 Increase	2,655,141	0.04	82,573,507	1.29
October 27, 2017 Increase	9,353,594	0.15	91,927,101	1.43

Top Ten Shareholders	Shareholding at the beginning of the year		Cumulative Shareholding during the year	
	No of shares	% of total shares of the company	No of shares	% of total shares of the company
November 3, 2017 Increase	3,971,022	0.06	95,898,123	1.49
November 10, 2017 Increase	3,000,000	0.05	98,898,123	1.54
November 17, 2017 Decrease	17,953	0.00	98,880,170	1.54
November 24, 2017 Decrease	69,598	0.00	98,810,572	1.54
December 1, 2017 Decrease	1,095,013	0.02	97,715,559	1.52
December 8, 2017 Decrease	1,178,389	0.02	96,537,170	1.50
December 15, 2017 Decrease	1,121,511	0.02	95,415,659	1.49
December 22, 2017 Decrease	168,899	0.00	95,246,760	1.48
December 22, 2017 Increase	268,440	0.00	95,515,200	1.49
January 5, 2018 Decrease	36,087	0.01	95,479,113	1.50
January 19, 2018 Increase	4,929,428	0.08	101,230,987	1.58
January 26, 2018 Increase	2,320,473	0.04	103,551,460	1.61
February 2, 2018 Increase	191,441	0.00	103,742,901	1.61
February 9, 2018 Decrease	72,303	0.00	103,670,598	1.61
February 16, 2018 Decrease	44,482	0.00	103,626,116	1.61
February 23, 2018 Decrease	172,218	0.00	103,453,898	1.61
March 2, 2018 Decrease	1,095,175	0.02	102,358,723	1.59
March 9, 2018 Decrease	1,447,389	0.02	100,911,334	1.57
March 16, 2018 Increase	134,128	0.00	101,045,462	1.57
March 23, 2018 Increase	94,615	0.00	101,140,077	1.57
March 23, 2018 Decrease	28,454	0.00	101,111,623	1.57
March 31, 2018 Increase	268,610	0.00	101,380,233	1.58
At the end of the year	101,380,233	1.58	101,380,233	1.58
HDFC Trustee Company Limited-HDFC Prudence Fund				
At the beginning of the year	43,275,005	0.74	43,275,005	0.74
April 7, 2017 Increase	300,000	0.01	43,575,005	0.75
April 14, 2017 Increase	1,000,000	0.02	44,575,005	0.77
April 21, 2017 Increase	2,000,000	0.03	46,575,005	0.80
April 28, 2017 Increase	4,000,000	0.07	50,575,005	0.87
May 5, 2017 Increase	169,000	0.00	50,744,005	0.87
May 12, 2017 Increase	5,400,000	0.09	56,144,005	0.96

DIRECTORS' REPORT

Top Ten Shareholders	Shareholding at the beginning of the year		Cumulative Shareholding during the year	
	No of shares	% of total shares of the company	No of shares	% of total shares of the company
May 26, 2017 Increase	3,000,000	0.05	59,144,005	1.01
June 2, 2017 Decrease	9,102,500	0.16	50,041,505	0.86
June 9, 2017 Increase	1,200,000	0.02	51,241,505	0.88
June 30, 2017 Increase	6,624,150	0.10	57,865,655	0.90
July 7, 2017 Increase	12,512,750	0.20	70,378,405	1.10
July 21, 2017 Increase	1,500,000	0.02	71,878,405	1.12
July 28, 2017 Increase	2,000,000	0.03	73,878,405	1.15
August 18, 2017 Increase	1,000,000	0.02	74,878,405	1.17
September 1, 2017 Increase	2,160,000	0.03	77,038,405	1.20
September 22, 2017 Increase	1,000,000	0.02	78,038,405	1.22
September 30, 2017 Increase	2,270,000	0.04	80,308,405	1.25
October 6, 2017 Increase	1,000,000	0.02	81,308,405	1.27
October 13, 2017 Increase	4,630,000	0.07	85,938,405	1.34
November 3, 2017 Decrease	5,087,500	0.08	80,850,905	1.26
November 10, 2017 Decrease	4,191,000	0.07	76,659,905	1.19
November 17, 2017 Decrease	266,750	0.00	76,393,155	1.19
December 8, 2017 Increase	1,000,000	0.02	77,393,155	1.21
December 22, 2017 Increase	2,000,000	0.03	79,393,155	1.24
December 30, 2017 Increase	178,750	0.00	79,571,905	1.24
January 5, 2018 Increase	9,025,500	0.14	88,597,405	1.38
January 12, 2018 Decrease	926,750	0.01	87,670,655	1.37
January 19, 2018 Decrease	9,189,750	0.14	78,480,905	1.22
January 26, 2018 Decrease	8,041,000	0.13	70,439,905	1.10
February 2, 2018 Increase	7,964,000	0.12	78,403,905	1.22
February 9, 2018 Increase	2,183,000	0.03	80,586,905	1.25
March 2, 2018 Increase	12,534,500	0.20	93,121,405	1.45
At the end of the year	93,121,405	1.45	93,121,405	1.45
HDFC Trustee Company Limited-HDFC Equity Fund				
At the beginning of the year	56,434,718	0.97	56,434,718	0.97
May 12, 2017 Increase	2,000,000	0.03	58,434,718	1.00

Top Ten Shareholders	Shareholding at the beginning of the year		Cumulative Shareholding during the year	
	No of shares	% of total shares of the company	No of shares	% of total shares of the company
June 30, 2017 Increase	5,843,471	0.09	64,278,189	1.00
October 13, 2017 Increase	1,000,000	0.02	65,278,189	1.02
At the end of the year	65,278,189	1.02	65,278,189	1.02
Government Pension Fund Global				
At the beginning of the year	59,371,058	1.02	59,371,058	1.02
April 7, 2017 Increase	930,000	0.02	60,301,058	1.04
April 14, 2017 Increase	1,692,741	0.03	61,993,799	1.06
May 5, 2017 Decrease	923,949	0.02	61,069,850	1.05
June 9, 2017 Decrease	4,000,000	0.07	57,069,850	0.98
June 16, 2017 Decrease	1,534,519	0.03	55,535,331	0.95
June 30, 2017 Increase	5,553,533	0.09	61,088,864	0.95
July 7, 2017 Increase	700,000	0.01	61,788,864	0.96
July 21, 2017 Increase	500,000	0.01	62,288,864	0.97
August 4, 2017 Decrease	472,285	0.01	61,816,579	0.96
September 1, 2017 Increase	292,302	0.00	62,108,881	0.97
September 22, 2017 Increase	784,327	0.01	62,893,208	0.98
September 30, 2017 Increase	244,186	0.00	63,137,394	0.98
October 13, 2017 Decrease	377,109	0.01	62,760,285	0.98
October 27, 2017 Increase	3,700,000	0.06	66,460,285	1.04
October 31, 2017 Decrease	341,716	0.01	66,118,569	1.03
November 10, 2017 Decrease	1,628,598	0.03	64,489,971	1.00
November 17, 2017 Increase	1,231,896	0.02	65,721,867	1.02
November 24, 2017 Increase	1,468,104	0.02	67,189,971	1.05
December 8, 2017 Increase	1,369,684	0.02	68,559,655	1.07
December 15, 2017 Decrease	1,297,316	0.02	67,262,339	1.05
January 19, 2018 Decrease	1,467,622	0.02	65,794,717	1.02
January 26, 2018 Decrease	466,529	0.01	65,328,188	1.02
February 2, 2018 Decrease	758,483	0.01	64,569,705	1.01
February 9, 2018 Increase	477,980	0.01	65,047,685	1.01
February 16, 2018 Increase	477,983	0.01	65,525,668	1.02

DIRECTORS' REPORT

Top Ten Shareholders	Shareholding at the beginning of the year		Cumulative Shareholding during the year	
	No of shares	% of total shares of the company	No of shares	% of total shares of the company
February 23, 2018 Decrease	484,226	0.01	65,041,442	1.01
March 2, 2018 Decrease	2,861,862	0.04	62,179,580	0.97
March 31, 2018 Decrease	2,816,825	0.04	59,362,755	0.92
At the end of the year	59,362,755	0.92	59,362,755	0.92
Centaura Investments (Mauritius) PTE Limited				
At the beginning of the year	48,052,467	0.83	48,052,467	0.83
June 30, 2017 Increase	4,805,246	0.07	52,857,713	0.82
At the end of the year	52,857,713	0.82	52,857,713	0.82
The New India Assurance Company Limited				
At the beginning of the year	43,318,100	0.74	43,318,100	0.74
June 23, 2017 Increase	195,000	0.00	43,513,100	0.75
June 30, 2017 Increase	4,536,810	0.07	48,049,910	0.75
July 14, 2017 Increase	15,000	0.00	48,064,910	0.75
At the end of the year	48,064,910	0.75	48,064,910	0.75
ICICI Prudential Balanced Fund				
At the beginning of the year	22,000,000	0.38	22,000,000	0.38
April 14, 2017 Increase	2,100,000	0.04	24,100,000	0.41
May 12, 2017 Increase	276,758	0.00	24,376,758	0.42
May 26, 2017 Decrease	595,201	0.01	23,781,557	0.41
June 2, 2017 Decrease	2,000,000	0.03	21,781,557	0.37
June 9, 2017 Decrease	326,552	0.01	21,455,005	0.37
June 30, 2017 Increase	3,145,500	0.05	24,600,505	0.38
July 14, 2017 Increase	2,231,615	0.03	26,832,120	0.42
August 11, 2017 Increase	1,779,604	0.03	28,611,724	0.45
August 18, 2017 Increase	1,685,152	0.03	30,296,876	0.47
September 15, 2017 Increase	1,379,804	0.02	31,676,680	0.49
October 6, 2017 Increase	3,554,077	0.06	35,230,757	0.55
October 13, 2017 Increase	2,617,244	0.04	37,848,001	0.59
October 20, 2017 Increase	753,100	0.01	38,601,101	0.60
November 17, 2017 Decrease	2,173,208	0.03	36,427,893	0.57

Top Ten Shareholders	Shareholding at the beginning of the year		Cumulative Shareholding during the year	
	No of shares	% of total shares of the company	No of shares	% of total shares of the company
December 1, 2017 Increase	1,560,209	0.02	37,988,102	0.59
December 8, 2017 Increase	2,011,898	0.03	40,000,000	0.62
January 5, 2018 Increase	1,000,000	0.02	41,000,000	0.64
January 12, 2018 Increase	62,364	0.00	41,062,364	0.64
January 19, 2018 Decrease	1,062,364	0.02	40,000,000	0.62
February 23, 2018 Decrease	1,270,500	0.02	38,729,500	0.60
March 2, 2018 Increase	856,000	0.01	39,585,500	0.62
March 9, 2018 Increase	4,237,215	0.07	43,822,715	0.68
March 31, 2018 Increase	3,390,875	0.05	47,213,590	0.73
At the end of the year	47,213,590	0.73	47,213,590	0.73
HDFC Standard Life Insurance Company Limited				
At the beginning of the year	46,774,018	0.80	46,774,018	0.80
May 26, 2017 Increase	1,824,398	0.03	48,598,416	0.83
June 2, 2017 Decrease	56,953	0.00	48,541,463	0.83
June 9, 2017 Decrease	197,945	0.00	48,343,518	0.83
June 16, 2017 Decrease	48,085	0.00	48,295,433	0.83
June 21, 2017 Increase	19,550	0.00	48,314,983	0.83
June 23, 2017 Decrease	575,124	-0.01	47,739,859	0.82
June 30, 2017 Increase	2,974,234	0.05	50,714,093	0.79
July 14, 2017 Increase	29,947	0.00	50,744,040	0.79
July 21, 2017 Increase	158,338	0.00	50,902,378	0.79
July 28, 2017 Increase	329,396	0.01	51,231,774	0.80
August 4, 2018 Decrease	31,310	0.00	51,200,464	0.80
August 11, 2018 Increase	52,063	0.00	51,252,527	0.80
August 18, 2018 Decrease	300,000	0.00	50,952,527	0.79
August 25, 2018 Decrease	44,987	0.00	50,907,540	0.79
September 1, 2017 Decrease	3,040	0.00	50,904,500	0.79
September 6, 2017 Increase	4,519	0.00	50,909,019	0.79
September 15, 2017 Increase	39,575	0.00	50,948,594	0.79
September 22, 2017 Decrease	200,000	0.00	50,748,594	0.79

DIRECTORS' REPORT

Top Ten Shareholders	Shareholding at the beginning of the year		Cumulative Shareholding during the year	
	No of shares	% of total shares of the comoany	No of shares	% of total shares of the company
September 30, 2017 Decrease	1,664,225	0.03	49,084,369	0.76
October 6, 2017 Decrease	499,408	0.01	48,584,961	0.76
October 13, 2017 Decrease	599,532	0.01	47,985,429	0.75
October 27, 2017 Decrease	760,349	0.01	47,225,080	0.75
November 3, 2017 Increase	27,297	0.00	47,252,377	0.74
November 10, 2017 Increase	147,000	0.00	47,399,377	0.74
November 17, 2017 Increase	251,342	0.00	47,650,719	0.74
November 24, 2017 Increase	129,498	0.00	47,780,217	0.74
December 1, 2017 Decrease	590	0.00	47,779,627	0.74
December 8, 2017 Increase	1,486,152	0.02	49,265,779	0.77
December 15, 2017 Increase	228,271	0.00	49,494,050	0.77
December 22, 2017 Decrease	49,633	0.00	49,444,417	0.77
December 30, 2017 Decrease	63,511	0.00	49,380,906	0.77
January 5, 2018 Decrease	14,634	0.00	49,366,272	0.77
January 12, 2018 Increase	136,179	0.00	49,502,451	0.77
January 19, 2018 Decrease	348,348	0.01	49,154,103	0.77
January 26, 2018 Decrease	368,649	0.01	48,785,454	0.76
February 2, 2018 Decrease	963,234	0.01	47,822,220	0.74
February 9, 2018 Decrease	967,523	0.02	46,854,697	0.73
February 16, 2018 Increase	53,165	0.00	46,907,862	0.73
February 23, 2018 Decrease	756,150	0.01	46,151,712	0.72
March 2, 2018 Increase	1,046,318	0.02	47,198,030	0.73
March 9, 2018 Decrease	685,001	0.01	46,513,029	0.72
March 13, 2018 Decrease	237,731	0.00	46,275,298	0.72
March 14, 2018 Decrease	93,772	0.00	46,181,526	0.72
March 16, 2018 Decrease	250,339	0.00	45,931,187	0.71
March 23, 2018 Decrease	218,677	0.00	45,712,510	0.71
March 31, 2018 Decrease	89,291	0.00	45,623,219	0.71
At the end of the year	45,623,219	0.71	45,623,219	0.71

* The above mention details have been provided by our RTA and relied upon.

(v) Shareholding of Directors and Key Managerial Personnel

SI. No.	Name of the Director	Shareholding at the beginning of the year		Cumulative Shareholding during the Year	
		No. of shares	% of total shares of the company	No. of shares	% of total shares of the company
1.	M. K. Sharma				
	At the beginning of the year	50,000	0.00	50,000	0.00
	June 24, 2017 Allotment of Bonus shares	5,000	0.00	55,000	0.00
	At the end of the year	55,000	0.00	55,000	0.00
2.	Uday Chitale@				
	At January 17, 2018	825	0.00	825	0.00
	At the end of the year	0	0.00	825	0.00
3.	Dileep Choksi				
	At the beginning of the year	2,500	0.00	2,500	0.00
	June 24, 2017 Allotment of Bonus shares	250	0.00	2,750	0.00
	At the end of the year	2,750	0.00	2,750	0.00
4.	Chanda Kochhar				
	At the beginning of the year	2,286,625	0.04	2,286,625	0.04
	June 24, 2017 Allotment of Bonus shares	228,662	0.00	2,515,287	0.04
	August 10, 2017 Allotment	10,000	0.00	2,525,287	0.04
	October 3, 2017 Allotment	10,000	0.00	2,535,287	0.04
	October 23, 2017 Allotment	10,000	0.00	2,545,287	0.04
	February 8, 2018 Allotment	10,000	0.00	2,555,287	0.04
	February 22, 2018 Allotment	10,000	0.00	2,565,287	0.04
	March 5, 2018 Allotment	15,000	0.00	2,580,287	0.04
	March 26, 2018 Allotment	17,500	0.00	2,597,787	0.04
	At the end of the year	2,597,787	0.04	2,597,787	0.04
5.	N. S. Kannan				
	At the beginning of the year	426,125	0.01	426,125	0.01
	June 24, 2017 Allotment of Bonus shares	42,612	0.00	468,737	0.01
	At the end of the year	468,737	0.01	468,737	0.01
6.	Vishakha Mulye				
	At the beginning of the year	5,88,625	0.01	5,88,625	0.01
	June 24, 2017 Allotment of Bonus shares	58,862	0.00	647,487	0.01
	February 22, 2018 Allotment	192,500	0.00	839,987	0.01
	At the end of the year	839,987	0.01	839,987	0.01
7.	Vijay Chandok				
	At the beginning of the year	700	0.00	700	0.00
	April 3, 2017 Allotment	3,000	0.00	3,700	0.00
	April 5, 2017 Sale	700	0.00	3,000	0.00
	April 7, 2017 Sale	3000	0.00	0	0.00
	May 5, 2017 Allotment	3,400	0.00	3,400	0.00
	June 24, 2017 Allotment of Bonus shares	340	0.00	3,740	0.00
	June 30, 2017 Sale	1,800	0.00	1,940	0.00
	August 7, 2017 Sale	700	0.00	1,240	0.00
	August 17, 2017 Allotment	2,300	0.00	3,540	0.00
	August 21, 2017 Allotment	4,700	0.00	8,240	0.00
	August 22, 2017 Sale	1,240	0.00	7,000	0.00
	August 24, 2017 Sale	2,300	0.00	4,700	0.00
	August 24, 2017 Allotment	2,400	0.00	7,100	0.00
	August 28, 2017 Sale	1,700	0.00	5,400	0.00
	August 29, 2017 Sale	2,000	0.00	3,400	0.00

DIRECTORS' REPORT

Sl. No.	Name of the Director	Shareholding at the beginning of the year		Cumulative Shareholding during the Year	
		No. of shares	% of total shares of the company	No. of shares	% of total shares of the company
	September 6, 2017 Sale	1,700	0.00	1,700	0.00
	September 18, 2017 Allotment	1,400	0.00	3,100	0.00
	September 21, 2017 Allotment	2,350	0.00	5,450	0.00
	October 9, 2017 Allotment	4,850	0.00	10,300	0.00
	October 16, 2017 Allotment	4,850	0.00	15,150	0.00
	October 26, 2017 Allotment	4,900	0.00	20,050	0.00
	October 30, 2017 Allotment	4,900	0.00	24,950	0.00
	October 30, 2017 Sale	1,650	0.00	23,300	0.00
	November 1, 2017 Sale	8,400	0.00	14,900	0.00
	November 2, 2017 Sale	3,150	0.00	11,750	0.00
	November 6, 2017 Sale	3,150	0.00	8,600	0.00
	November 6, 2017 Allotment	4,950	0.00	13,550	0.00
	November 15, 2017 Sale	1,600	0.00	11,950	0.00
	November 17, 2017 Sale	4,550	0.00	7,400	0.00
	December 11, 2017 Allotment	4,700	0.00	12,100	0.00
	December 18, 2017 Allotment	9,300	0.00	21,400	0.00
	December 20, 2017 Sale	1,500	0.00	19,900	0.00
	December 22, 2017 Sale	2,000	0.00	17,900	0.00
	December 28, 2017 Allotment	11,500	0.00	29,400	0.00
	February 6, 2018 Sale	14,000	0.00	15,400	0.00
	February 15, 2018 Sale	4,000	0.00	11,400	0.00
	March 15, 2018 Allotment	4,400	0.00	15,800	0.00
	March 19, 2018 Allotment	12,500	0.00	28,300	0.00
	At the end of the year	28,300	0.00	28,300	0.00
8.	Anup Bagchi				
	At the beginning of the year	0	0.00	0	0.00
	April 27, 2017 Allotment	37,500	0.00	37,500	0.00
	May 8, 2017 Sale	37,500	0.00	37,500	0.00
	At the end of the year	0	0.00	0	0.00

@ *Uday Chitale was appointed as non-executive Director effective January 17, 2018.*

The cumulative shareholding column reflects the balance as on day end.

Sl. No.	Name of the Key Managerial Personnel	Shareholding at the beginning of the year		Cumulative Shareholding during the year	
		No. of shares	% of total shares of the company	No. of shares	% of total shares of the company
1.	Rakesh Jha				
	At the beginning of the year	13,500	0.00	13,500	0.00
	June 24, 2017 Allotment of Bonus shares	1,350	0.00	14,850	0.00
	At the end of the year	14,850	0.00	14,850	0.00
2.	P. Sanker				
	At the beginning of the year	5,000	0.00	5,000	0.00
	June 24, 2017 Allotment of Bonus shares	500	0.00	5,500	0.00
	August 21, 2017 Allotment	13,000	0.00	18,500	0.00
	September 28, 2017 Allotment	20,000	0.00	38,500	0.00
	At the end of the year	38,500	0.00	38,500	0.00

The cumulative shareholding column reflects the balance as on day end.

V. INDEBTEDNESS

Indebtedness of the Company including interest outstanding/accrued but not due for payment

₹ in crore

	Secured Loans, excluding deposits	Unsecured Loans	Deposits	Total Indebtedness
Indebtedness at the beginning of the financial year				
i) Principal Amount	0.95	147,555.20	-	**147,556.15**
ii) Interest due but not paid	-	-	-	**-**
iii) Interest accrued but not due	468.45	2,293.05	-	**2,761.50**
Total (i+ii+iii)	**469.40**	**149,848.25**	**-**	**150,317.65**
Change in Indebtedness during the financial year (see note 1 & 2)				
• Addition	16,456.25	51,778.74	-	**68,234.98**
• Reduction	0.95	32,931.57	-	**32,932.52**
Net Change	**16,455.30**	**18,847.17**	**-**	**35,302.47**
Indebtedness at the end of the financial year				
i) Principal Amount	16,456.25	166,402.38	-	**182,858.62**
ii) Interest due but not paid	-	-	-	**-**
iii) Interest accrued but not due	411.77	2,389.66	-	**2,801.43**
Total (i+ii+iii)	**16,868.02**	**168,792.03**	**-**	**185,660.05**

Data is pertaining to Schedule 4 borrowings under "Secured Loans/Unsecured loans".

Notes:

1. *Movement in short-term market borrowing is shown on net basis.*

2. *Unamortised premium and accrual of discount is included under "Addition" row.*

3. *Principal amount for secured and unsecured loan consists of Schedule 4 borrowings balance.*

4. *Secured loans include borrowings under Collateralised Borrowing and Lending Obligation, and transactions under Liquidity Adjustment Facility, Marginal Standing Facility and REPO.*

5. *Being a banking company, there are no public deposits.*

VI. REMUNERATION OF DIRECTORS AND KEY MANAGERIAL PERSONNEL

A. Remuneration to Managing Director, Wholetime Directors and/or Manager:

Sl. No.	Particulars of Remuneration	Chanda Kochhar	N. S. Kannan	Vishakha Mulye	Vijay Chandok	Anup Bagchi	Total (₹)
		Amount in ₹					
1	**Gross Salary** (a) **Salary as per provisions contained in section 17(1) of the Income-tax Act, 1961**						
	Salary and Allowances for fiscal 2018 - (A)	56,295,608	34,705,212	35,258,483	33,162,340	32,741,820	192,163,463

DIRECTORS' REPORT

	Bonus paid in fiscal 2018 including deferred bonuses for previous years - (B)	2,068,811	1,386,781	0	1,271,214	0	**4,726,806**
(b)	**Value of perquisites u/s 17(2) of the Income-tax Act, 1961**						
	Perquisites - (C)	1,115,365	6,387,107	5,259,653	7,406,199	2,322,175	**22,490,499**
(c)	**Profits in lieu of salary u/s section 17(3) of the Income-tax Act, 1961**	0	0	0	0	0	0
2	Stock Option (Perquisite on Employee Stock Option exercised in Fiscal 2018)	10,301,700	0	35,284,425	10,537,150	6,003,375	**62,126,650**
3	Sweat Equity	0	0	0	0	0	**0**
4	Commission (as % of Profit/ Others)	0	0	0	0	0	**0**
5	Others	0	0	0	0	0	**0**
	(A)+(B)+(C) Total remuneration paid in fiscal 2018 (excludes perquisites on Stock Options exercised in Fiscal 2018 as mentioned in point 2)	**59,479,784**	**42,479,100**	**40,518,136**	**41,839,753**	**35,063,995**	**219,380,768**
	Ceiling as per the Act[1]						

1. *Being a Banking Company, the provisions of Banking Regulation Act, 1949 apply to the Bank and the remuneration of every wholetime Director is subject to the approval of RBI.*

   The remuneration is however well within the limits prescribed under the Companies Act, 2013.

B. Remuneration to other Directors: Independent Directors

1. Independent Directors

Particulars of Remuneration	Name of Directors									Total Amount
	M. K. Sharma	Uday Chitale	Dileep Choksi	Neelam Dhawan	Homi Khusrokhan	M. S. Ramachandran	Tushaar Shah	V. K. Sharma	V. Sridar	
• Fee for attending Board/ Committee meetings	2,080,000	360,000	1,920,000	240,000	2,200,000	180,000	900,000	440,000	1,600,000	**99,20,000**
• Commission	-	-	1,000,000	-	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	**6,000,000**
• Others, please specify (see Note 1)	3,416,667									**3,416,667**
Total (1)	5,496,667	360,000	2,920,000	240,000	3,200,000	1,180,000	1,900,000	1,440,000	2,600,000	**19,336,667**
2. Other Non-Executive Directors – Please refer Note 2										
Total (2)	-	-	-	-		-	-			-
Total (B)=(1+2)	3,416,667	360,000	2,920,000	240,000	3,200,000	1,180,000	1,900,000	1,440,000	2,600,000	**19,336,667**
Total Managerial Remuneration										
Overall Ceiling as per the Act (refer Note 3)										

Notes:

1. *Pursuant to Section 35B of the Banking Regulation Act, 1949 the appointment/re-appointment and remuneration payable to the Chairman of a Bank is subject to approval of RBI. The annual remuneration as initially approved by RBI for Mr. M. K. Sharma with effect from July 1, 2015 was ₹ 3,000,000 and was further revised with effect from July 1, 2016 to ₹ 3,500,000. The remuneration is paid in the month of April in each financial year and is reckoned for the period commencing from the beginning of May of the previous year and ending on the last day of April of the subsequent year. Accordingly in FY2018, a gross amount of ₹ 3,416,667 was paid as remuneration to Mr. M. K. Sharma.*

2. *During the year, Mr. Amit Agrawal was a non-executive Director nominated by the Government of India. As a Government Nominee Director he was not eligible to be paid any sitting fees, he was only entitled to reimbursement of expenses for attending Board/Committee Meetings.*

3. *All Independent Directors are paid sitting fees for attending Board and Committee Meetings. Additionally, Independent Directors are paid profit linked commission as permitted under RBI guidelines except for Chairman who is paid an annual remuneration with the approval of RBI as mentioned in Note 1. All non-executive/independent Directors are entitled to reimbursement of expenses for attending Board/Committee Meetings. The remuneration is however well within the limits prescribed under the Companies Act, 2013.*

C. REMUNERATION TO KEY MANAGERIAL PERSONNEL OTHER THAN MD/MANAGER/WTD

Sl. No.	Particulars of Remuneration	P. Sanker	Rakesh Jha	
		Company Secretary	CFO	Total (₹)
		Amount in ₹		
1	**Gross Salary**			
	(A) Salary as per provisions contained in section 17(1) of the Income-tax Act, 1961			
	Salary and allowances for Fiscal 2018 - (A)	18,181,050	22,114,676	**40,295,726**
	Bonus paid in Fiscal 2018 - (B)	5,205,564	10,015,833	**15,221,397**
	(B) Value of perquisites u/s 17(2) of the Income-tax Act, 1961			
	Perquisites – (C)	2,499,134	4,756,407	**7,255,541**
	(C) Profits in lieu of salary u/s 17(3) of the Income-tax Act, 1961	0	0	**0**
2	Stock Option (Perquisite on Employee Stock Option exercised in Fiscal 2018)	4,377,230	0	**4,377,230**
3	Sweat Equity	0	0	**0**
4	Commission (as % of Profit/Others)	0	0	**0**
5	Others	0	0	**0**
	(A)+(B)+(C) Total Remuneration paid in Fiscal 2018 (excludes perquisites on Stock Options exercised in Fiscal 2018 as mentioned in point 2)	**25,885,748**	**36,886,916**	**62,772,664**

VII. PENALTIES / PUNISHMENT/ COMPOUNDING OF OFFENCES:

Type	Section of the Companies Act	Brief Description	Details of Penalty / Punishment/ Compounding fees imposed	Authority [RD / NCLT/ Court]	Appeal made, if any (give Details)
A. COMPANY					
Penalty					
Punishment			None		
Compounding					
B. DIRECTORS					
Penalty					
Punishment			None		
Compounding					
C. OTHER OFFICERS IN DEFAULT					
Penalty					
Punishment			None		
Compounding					

July 27, 2018

Girish Chandra Chaturvedi
Chairman

DIRECTORS' REPORT

ANNEXURE E

Annual Report on Corporate Social Responsibility Activities

1. **A brief outline of the company's CSR policy, including overview of projects or programs proposed to be undertaken and a reference to the web-link to the CSR policy and projects or programs**

   Corporate Social Responsibility (CSR) has been a long-standing commitment at ICICI Bank. The Bank's contribution to social sector development includes several pioneering interventions and is implemented through the involvement of stakeholders within the Bank and through the broader community. The Bank established the ICICI Foundation for Inclusive Growth (ICICI Foundation) in 2008 with a view to significantly expand the activities in the area of CSR. Over the years, ICICI Foundation has developed projects in specific areas, particularly in the area of skill development, and has built capabilities for direct project implementation as opposed to extending financial support to other organisations.

   The CSR Policy of the Bank sets the framework guiding the Bank's CSR activities. It outlines the governance structure, operating framework, monitoring mechanism, and CSR activities that would be undertaken. The CSR Committee is the governing body that articulates the scope of CSR activities and ensures compliance with the CSR policy. The Bank's CSR activities are largely focused in the areas of education, health, skill development and financial inclusion and other activities as the Bank may choose to select in fulfilling its CSR objectives.

   The CSR policy was approved by the Committee in July 2014, and subsequently was put up on the Bank's website. Web-link to the Bank's CSR policy:
   http://www.icicibank.com/managed-assets/docs/about-us/ICICI-Bank-CSR-Policy.pdf

2. **The Composition of the CSR Committee**

   The Bank's CSR Committee comprises two independent Directors and the Managing Director & CEO of the Bank, and is chaired by an independent Director. The composition of the Committee is set out below:

   - Mr. Radhakrishnan Nair, Chairman (Chairman effective July 1, 2018)
   - Mr. Dileep Choksi
   - Ms. Chanda Kochhar.
   - Mr. Anup Bagchi (inducted as a member effective July 1, 2018)

   The functions of the Committee include: review of CSR initiatives undertaken by the ICICI Group and ICICI Foundation; formulation and recommendation to the Board of a CSR Policy indicating the activities to be undertaken by the company and recommendation of the amount of the expenditure to be incurred on such activities; reviewing and recommending the annual CSR plan to the Board; making recommendations to the Board with respect to the CSR initiatives, policies and practices of the ICICI Group; monitoring the CSR activities, implementation of and compliance with the CSR Policy; and reviewing and implementing, if required, any other matter related to CSR initiatives as recommended/suggested by RBI or any other body.

3. **Average net profit of the company for last three financial years**

   The average net profit of the company for the last three financial years calculated as specified by the Companies Act, 2013 for FY2018 was ₹ 85.10 billion.

4. **Prescribed CSR Expenditure (two per cent of the amount as in item 3 above)**

   The prescribed CSR expenditure requirement for FY2018 is ₹ 1,702.0 million.

5. **Details of CSR spent during the financial year**

   (a) *Total amount to be spent for the financial year*

   Total amount spent towards CSR during FY2018 was ₹ 1,703.8 million.

   (b) *Amount unspent, if any*

   Nil

(c) *Manner in which the amount spent during the financial year is detailed below:*

S. No	CSR Project or activity identified	Sector in which the project is covered	Projects or programs 1. Local area or other 2. Specify the state and district where projects or programs was undertaken	Amount outlay (budget) project or program wise (₹ mn)	Amount spent on the projects or programs Sub-heads 1. Direct expenditure on projects or programs 2. Overheads (₹ mn)	Cumulative expenditure upto the reporting period (₹ mn)	Amount spent direct or through implementing agency*
1	Projects of ICICI Foundation for Inclusive Growth	Promoting education, awareness, employment, enhancing vocational skills, livelihood enhancement projects	Pan-India	520.0	560.0	1,745.0	Amount spent through ICICI Foundation for Inclusive Growth. The Foundation was set up in 2008 to focus on activities in the area of CSR
2.	Rural development and related activities	Rural development	Pan-India	1,105.9	1,040.6	4,678.6	Direct and through Bank's business correspondent network
3.	Armed forces welfare	Measures for the benefit of armed forces veteran, war widows and their dependents	Pan-India	-	50.0	50.0	Armed Forces Flag Day Fund, Kendriya Sainik Board
4.	Financial Literacy	Promoting education	Pan-India	30.0	30.0	56.2	Disha Trust
5.	Miscellaneous	Women empowerment, promoting education, promoting healthcare, awareness campaign, Swachh Bharat, environment protection	-	63.0	23.2	71.3	-

6 **In case the company has failed to spend the 2% of the average net profits of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.**

Not applicable.

7 **A responsibility statement of the CSR Committee that the implementation and monitoring of CSR Policy, is in compliance with CSR objectives and Policy of the company.**

The CSR Committee hereby confirms that the implementation and monitoring of CSR activities is in compliance with CSR objectives and the CSR Policy of the company.

Anup Bagchi
Executive Director

Radhakrishnan Nair
CSR Committee Chairman

July 27, 2018

DIRECTORS' REPORT

ANNEXURE F

Dividend distribution policy

1. Introduction

ICICI Bank Limited (the Bank or ICICI Bank) is a public company incorporated under the Companies Act, 1956 and licensed as a Bank under the Banking Regulation Act, 1949. The Bank has been making profits since inception and has been paying equity share dividends in accordance with the guidelines of Reserve Bank of India (RBI) and Securities and Exchange Board of India (SEBI), Companies Act, 1956, Companies Act, 2013 and Banking Regulation Act, 1949.

This policy documents the guidelines on payment of dividends, and sets out the key considerations for arriving at the dividend payment decision. The Board will have the flexibility to determine the level of dividend based on the considerations laid out in the policy and other relevant developments.

2. Regulatory framework

The Bank while proposing equity share dividend will ensure compliance with the RBI guidelines relating to declaration of dividend, capital conservation requirements under guidelines on Basel III norms issued by RBI, provisions of the Banking Regulation Act, 1949, the Securities and Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015, provisions of the Companies Act, 2013 and guidelines provided under the section titled "Dividends" in the Articles of Association (AOA) of the Bank.

3. Approval process

The Board of Directors of the Bank would take into account the following aspects while deciding on the proposal for dividend:

a) profitability and key financial metrics;

b) the interim dividend paid, if any;

c) the auditors' qualifications pertaining to the statement of accounts, if any;

d) whether dividend/coupon payments for non-equity capital instruments (including preference shares) have been made;

e) the Bank's capital position and requirements as per Internal Capital Adequacy Assessment Process (ICAAP) projections and regulatory norms; and

f) the applicable regulatory requirements

The dividend decision would be subject to consideration of any other relevant factors, including, for example:

- External factors including state of the domestic and global economy, capital market conditions and dividend policy of competitors;

- Tax implications including applicability and rate of dividend distribution tax;

- Shareholder expectations

The decision regarding dividend shall be taken only by the Board at its Meeting and not by a Committee of the Board or by way of a Resolution passed by circulation.

Final dividend shall be paid only after approval at an Annual General Meeting (AGM) of the Bank. Shareholder approval is not required for payment of interim dividend.

4. Utilisation of retained earnings

The Bank would utilise the retained earnings for general corporate purposes, including organic and inorganic growth, investments in subsidiaries/associates and/or appropriations/drawdowns as per the regulatory framework. The Board may decide to employ the retained earnings in ensuring maintenance of an optimal level of capital adequacy, meeting the Bank's future growth/expansion plans, other strategic purposes and/or distribution to shareholders, subject to applicable regulations.

5. Parameters for various classes of shares

Currently, the Bank has only one class of equity shareholders. In the absence of any other class of equity shares and/or equity shares with differential voting rights, the entire distributable profit for the purpose of declaration of dividend is considered for the equity shareholders. The Bank has preference shares on which a fixed rate of dividend is appropriated out of profits.

6. Circumstances under which the shareholders may or may not expect dividend

The Board of the Bank may vary the level of dividend or not recommend any dividend based on the regulatory eligibility criteria for recommendation of dividend, including any regulatory restriction placed on the Bank on declaration of dividend. There may also be obligations that the Bank could have undertaken under the terms of perpetual non-cumulative preference shares or debt capital instruments pursuant to applicable regulations which might prohibit the Bank from declaring dividend in certain circumstances.

The Board of the Bank may vary the level of dividend or not recommend any dividend based on the capital and reserves position of the Bank. The Board may recommend lower or no dividends if it is of the view that there is a need to conserve capital. The Board may recommend higher dividends, subject to applicable regulations, if the capital and reserves position supports a higher distribution to the shareholders.

7. Review

The dividend policy of the Bank would be reviewed annually, or earlier if material changes take place in the applicable regulations.

AUDITOR'S CERTIFICATE ON CORPORATE GOVERNANCE

To the Members of ICICI Bank Limited

INDEPENDENT AUDITORS' CERTIFICATE ON COMPLIANCE WITH THE CORPORATE GOVERNANCE REQUIREMENTS UNDER SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015

1. This certificate is issued in accordance with the terms of our engagement letter dated 18 September 2017.

2. This report contains details of compliance of conditions of Corporate Governance by ICICI Bank Limited (the 'Company') for the year ended 31 March 2018, as stipulated in Regulations 17-27, clauses (b) to (i) of Regulation 46 (2) and paragraphs C, D and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the 'Listing Regulations'), pursuant to the Listing Agreement of the Company with Stock exchanges.

MANAGEMENT'S RESPONSIBILITY FOR COMPLIANCE WITH THE CONDITIONS OF THE LISTING REGULATIONS

3. The compliance with the conditions of Corporate Governance is the responsibility of the Company's management, including the preparation and maintenance of all relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control and procedures to ensure the compliance with the conditions of the Corporate Governance stipulated in the Listing Regulations.

AUDITORS' RESPONSIBILITY

4. Our examination was limited to procedures and implementation thereof adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

5. Pursuant to the requirements of the Listing Regulations, it is our responsibility to provide a reasonable assurance whether the Company has complied with the conditions of Corporate Governance as stipulated in the Listing Regulations for the year ended 31 March 2018.

6. We conducted our examination in accordance with the Guidance Note on Reports or Certificates for Special Purposes and Guidance Note on Certification of Corporate Governance, both, issued by the Institute of Chartered Accountants of India ('ICAI'). The Guidance Note on Reports or Certificates for Special Purposes requires that we comply with the ethical requirements of the Code of Ethics issued by ICAI.

7. We have complied with the relevant applicable requirements of the Standard on Quality Control ('SQC') 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

OPINION

8. In our opinion, and to the best of our information and according to the explanations given to us and the representations provided by the Company, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Regulations.

9. We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

RESTRICTION ON USE

10. The certificate is addressed and provided to the members of the Company solely for the purpose to enable the Company to comply with the requirement of the Listing Regulations, and it should not be used by any other person or for any other purpose. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this certificate is shown or into whose hands it may come without our prior consent in writing.

For B S R & Co. LLP
Chartered Accountants
Firm's Registration No: 101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership No: 113156

Mumbai
July 27, 2018

BUSINESS OVERVIEW

BANKING BUSINESS

Retail Banking

ICICI Bank has always played a pioneering role in transforming retail banking in the country. The retail franchise is supported by a wide distribution network and strong digital and technological capabilities. The Bank's network of 4,867 branches and 14,367 ATMs as at March 31, 2018 is the largest network among private sector banks in India.

The Bank offers a comprehensive suite of products and services catering to the full spectrum of customers' financial needs - savings and investments, payments and transactions, credit, protection from risks and advisory services. The Bank continuously endeavours to understand and forecast customer expectations to innovate and to re-imagine banking. It is relentlessly pursuing the goal of an enriching banking experience for its customers and is digitising acquisition, operations and services to make processes more efficient.

The Bank has invested in service automation through Natural Language Processing (NLP) and Artificial Intelligence (AI). ICICI Bank is the first bank in the country to offer AI-led chatbot services, on both its website and mobile application. ICICI Bank's AI-powered virtual personal assistant, iPal, handles around 1.3 million queries a month with nearly 90% success in resolution. Customers visiting our branches are enabled to fulfil most of their routine banking needs like cash deposit, cash withdrawal, fund transfer and non-financial services digitally through Insta Banking at kiosks. More than 73% of all cash deposits happened through self-service channels during the year. Digital transactions in savings accounts have crossed 80% in fiscal 2018. Further, the Bank has adopted software robotics to power its operations and has deployed 750 software robotics that are handling close to two million transactions daily.

ICICI Bank had launched the Unified Payments Interface (UPI) for its mobile banking application and digital wallet, Pockets, in partnership with the National Payments Corporation of India in fiscal 2017. UPI enables bank account holders (of banks participating in UPI) to send and receive money instantly and round-the-clock using a Virtual Payment Address (VPA) without entering additional bank account details. At March 31, 2018, the Bank had over 13 million UPI IDs using various platforms.

The Bank has partnerships with varied web-based service providers for offering payment services using the UPI platform which is creating new dimensions in the payment ecosystem. The Bank has tied up as the key financial partner for enabling seamless digital transactions for customers of leading online service providers like cab aggregators and online food delivery platform. For example, the Bank's partnership with a leading online cab service provider has helped customers pay their fare through the Bank's mobile banking platforms, iMobile and Pockets. The Bank has also launched a co-branded credit card offering cashbacks and accelerated reward points to the customers. One of India's largest online food ordering and delivery platform has partnered with ICICI Bank to offer UPI-based payment facility to its customers and enable automated cash deposit by delivery partners at the Bank's ATMs and branches. Truecaller, in its maiden foray into the financial payments space, partnered with ICICI Bank to enable customers of Truecaller to do financial transactions using the UPI platform.

In a first-of-its-kind partnership between a bank and a payments platform, Paytm and ICICI Bank partnered to jointly launch Paytm-ICICIBank Postpaid offering access to instant credit to customers. The Bank uses big data based algorithms for real-time credit assessment of customers, including credit bureau checks, and based on the credit score of the customer the Bank offers interest-free credit for up to 45 days. As a start, this is being offered to customers of the Bank using the Paytm app and would eventually be extended to non-ICICI Bank customers.

The Bank also leads many partnerships in enabling government departments to make payments towards welfare schemes through the Public Financial Management System (PFMS) and collections through the Non-Tax Receipt Portal (NTRP). The Bank also offers various integrated collections and payments solutions for development authorities (DAs) and urban local bodies (ULBs).

In line with the philosophy of 'Ready For You. Ready For Tomorrow', the Bank has developed several technology-powered products that are creating ease and efficiency and also generating savings for the Bank. Through analytics, the Bank has powered products like Insta Loan and Insta Card that enable immediate disbursal of personal loans and generation of a credit card for the Bank's existing customers. The Bank has introduced digital processes in the opening

BUSINESS OVERVIEW

of current accounts using tablets and smartphones making the account opening process paperless. The Bank uses APIs for real-time validation of Know Your Customer documents and swift processing of documents. During fiscal 2018, the Bank also introduced an instant, completely digital and paperless account opening process for Public Provident Fund (PPF) and National Pension System (NPS) accounts. In another pioneering initiative, the Bank launched 'Money Coach', an automated personal finance management and mutual fund platform on iMobile. Algorithms help customers navigate their investments from building an investible corpus, creating goals and getting suggestions on how to meet their goals to investing their surplus in suggested mutual funds. Sophisticated data models generate a financial health report for the customer. The report includes an overview and suggestions on important ratios related to spending and savings.

During the year, the Bank launched Connected Banking - an industry-first integration of business management and banking. ICICI Bank current account holders can now securely connect their bank account to their business management and accounting software. This helps them in eliminating data entry, automating reconciliation, providing multiple payment options to their customers, requesting working capital loans and paying suppliers directly.

Home buyers are an important segment in the Bank's retail business and the Bank is committed to supporting the aspirations of these customers. In the affordable housing segment, the Bank has disbursed more than ₹ 67.00 billion in the form of home loans in the last four years under the scheme Pratham.

ICICI Bank has a customised offering for women customers – the Advantage Women Savings Account. This is an account that goes beyond regular banking and offers several benefits including avenues for skill building and personality development courses. During fiscal 2018, the Bank launched a unique #FundYourOwnWorth campaign that encourages women to invest in themselves. Over 18,900 entries were received during the two-month campaign period and the campaign won three awards at the second edition of the Vdonxt Awards.

ICICI Bank's efforts at building a superior retail franchise helped the Bank to win the award for the 'Best Retail Bank' in India at The Asian Banker Excellence in Retail Financial Services International Awards 2018 for the fifth year in a row.

The Bank achieved robust growth in retail assets and liabilities during fiscal 2018. Savings deposits grew by 17.0% to ₹ 2,009.67 billion as at March 31, 2018. The retail loan portfolio (including business banking and rural banking) grew by 20.6% and stood at ₹ 2,900.60 billion at March 31, 2018. The share of retail loans in total loans increased from 51.8% on March 31, 2017 to 56.6% on March 31, 2018.

Rural and Inclusive Banking Group

ICICI Bank's rural business continued to focus on the twin goals of furthering financial inclusion and promoting sustainable growth. During fiscal 2018, the Bank's network expanded to 2,433 branches in rural and semi-urban locations and as at March 31, 2018, 50% of the Bank's total branch network were in these locations. Of these, 552 branches were in villages that were previously unbanked (as per the 2011 Census). The Bank also services its rural customers through an extensive network of Business Correspondents (BC) who reach out to under-banked locations. The Bank had a network of 5,920 service points, as at March 31, 2018.

ICICI Bank offers a comprehensive suite of financial products and services to its rural customers and leverages state-of-the-art technologies to meet the financial requirements of diverse customers including farmers, traders, rural entrepreneurs and low-income segments. The Bank's commitment towards its rural customers is reflected in the strong 19.0% growth in the rural portfolio to ₹ 442.85 billion during fiscal 2018.

ICICI Bank provides timely and hassle-free credit to its customers and constantly endeavours to reduce transaction costs. In fiscal 2018, ICICI Bank issued over 100,000 Kisan Credit Cards (KCCs) to support farmers by providing them with input credit for growing crops, including for horticulture. During the same period, the Bank also covered more than 3 lakh KCC customers under the Pradhan Mantri Fasal Bima Yojana, by insuring their crops under this policy. ICICI Bank is actively involved in financing post-harvest storage across the value chain. During fiscal 2018, the Bank disbursed more than ₹ 50.00 billion to farmers, aggregators and processors for storing agricultural produce in government and private warehouses. In addition, ICICI Bank extended working capital facilities to self-employed entrepreneurs in rural and semi-urban markets. The Bank continued to scale its Self-Help Group (SHG) programme to cater to the financial needs of women entrepreneurs. ICICI Bank has provided loans to over 4.0 million women beneficiaries through 325,000 SHGs. Of these, 1.6 million women were 'first time borrowers', who had not taken a loan from any formal financial institution before this.

The Bank continues to drive its agenda of financial inclusion, and at March 31, 2018, it had opened over 21 million Basic Savings Bank Deposit Accounts (BSBDA) through its branch and BC network. Of these, around 4.0 million accounts were under the Pradhan Mantri Jan Dhan Yojana (PMJDY). The Bank encourages and enables these account holders to transact digitally.

ICICI Bank is promoting the three schemes launched under the government's Jan Suraksha Yojana (JSY), i.e., Pradhan Mantri Jeevan Jyoti Bima Yojana for providing life insurance, Pradhan Mantri Suraksha Bima Yojana for providing accident insurance and Atal Pension Yojana for providing pension benefits. As at March 31, 2018, a total of 4.4 million customers had been enrolled under the three JSY schemes, which was the highest among private sector banks.

ICICI Bank is committed to introducing innovative solutions for customers in rural India. Mera iMobile, the unique mobile app launched in fiscal 2017 is now being used by more than half a million customers, and over 1.1 million transactions were carried out using this application during fiscal 2018. This application was enhanced during fiscal 2018 with additional features like crop advisory and agriculture-related news, Insta Banking, gold loans renewals, and railway ticket booking. The Bank also launched Express Loans, an integrated platform to simplify loan processing by expediting preliminary credit decisions using Aadhaar-based customer verification, online credit bureau checks and algorithms to ascertain creditworthiness of the applicant.

ICICI Bank and ICICI Foundation have jointly embarked on a pioneering village empowerment and transformation initiative, the 'ICICI Digital Villages' programme. This programme encompasses digitisation of commercial activities, providing vocational training and providing credit and market linkages to villagers to enable access to sustainable means of livelihood. The programme has already covered over 600 villages across 21 states, and continues to grow.

Small & Medium Enterprises

Small and medium enterprises (SMEs) are a vibrant and important segment of the Indian economy as they play a critical role in the economic value chain, in employment generation and in facilitating inclusive growth in the economy. While the role of SMEs in the economy is well-recognised, they also require support in meeting the challenges of a competitive environment in a rapidly transforming Indian economy.

ICICI Bank offers a comprehensive suite of banking products and services to help SMEs in meeting their business and growth requirements. The Bank leverages its retail network for sourcing and servicing SME customers and has set up dedicated SME desks across major branches. The Bank has specialised teams for handling current accounts, trade finance, cash management services and doorstep banking needs of its SME clients. The internet banking platform has been designed keeping in mind the needs of SMEs. As part of its initiatives to reach out to customers, the Bank conducts various knowledge-sharing events and has developed recognition platforms such as the Emerging India Awards and SME Elite 50 in partnership with large media conglomerates to honour the achievements of SMEs.

ICICI Bank has developed products to meet specific financial needs of SMEs. Instant working capital loans through Insta Overdraft are being offered on digital lending platforms. Insta OD enables pre-qualified current account customers of the Bank to instantly avail overdraft facility without having to visit a branch or submit physical documents. The Bank's experience in partnering with SMEs has enabled it to develop various techniques for assessing credit risks for this sector. These credit models allow the Bank to provide solutions customised to the needs of its SME clients. ICICI Bank has also implemented a digital workflow for loan processing thereby enhancing customer experience. ICICI Bank also offers online end-to-end supply chain financing solutions and vendor bill discounting through small-ticket funding to SMEs that are channel partners of large corporates.

The Bank continues to pursue a strategy of calibrated growth of the SME portfolio, with higher focus on managing concentration risks, diversification of portfolio, monitoring and enhancement of collateral.

BUSINESS OVERVIEW

Wholesale Banking Group

ICICI Bank's Wholesale Banking Group (WBG) offers financial solutions to domestic private sector corporates, multinational corporations (MNCs), public sector undertakings (PSUs), financial institutions and non-bank financial companies. Product offerings for corporate clients include a suite of standardised as well as customised financial services for management of working capital, trade transactions including exports, cash management services, transaction banking, treasury management and meeting capital expenditure requirements. The group offers both rupee and foreign currency denominated financing solutions to its clients.

WBG has adopted a two-pronged strategy of improving both portfolio quality and earnings quality. The group continues to leverage technology and digitisation to offer superior and customised solutions to its clients.

In fiscal 2018, in line with the Bank's strategy of enhancing the quality of its portfolio, the group focussed on incremental lending to higher rated corporates. WBG was also successful in significant resolution and recovery of large assets. With a view to improving portfolio quality, special attention was given to accounts requiring proactive steps for resolution and recovery in the existing portfolio. ICICI Bank's approach to resolution and recovery involves working with sponsors for deleveraging through sale of assets and businesses, working with all stakeholders to ensure improvement in the operations and cash flow generation of borrowers and enforcement of contractual rights.

Credit monitoring of the existing portfolio is of paramount importance. WBG strengthened its credit monitoring by deploying state-of-the-art systems and analytical tools for effective monitoring and analysis of our portfolio. Teams are also using analytics to develop early warning mechanisms for proactive monitoring.

WBG continued to focus on enhancing the quality of income along with development of new income streams. The group diversified its income streams by widening the client base through new client acquisition and by increasing focus on non-credit, predictable income including transaction banking. Renewed emphasis was placed on granularity of income streams by offering clients a range of products and services.

The Corporate Banking Group (CBG) is the principal coverage group of WBG. It focusses both on developing new relationships and enhancing existing relationships through continuous engagement with clients. The team collaborates with relevant groups such as the Commercial Banking Group, Markets Group and Syndications Group to address specific needs of clients. The coverage team not only focusses on deal origination but also acts as a single point of contact for clients to cater to their requirements across businesses and products. The Commercial Banking Group manages banking transactions, trade-based requirements and cash management needs of corporate clients. The group focusses on delivering superior client service levels through 30 mega branches spread across the country. The Commercial Banking Group is an important part of WBG's strategy to improve earnings quality by generating sustainable income streams.

The Markets Group works with clients and provides risk-based solutions to address the currency and interest rate risks that clients' businesses are subject to. The Markets Group closely interfaces with clients for arranging market-related funding products.

The Syndications Group leverages relationships with corporates and other financial intermediaries to originate and distribute loans. ICICI Bank's Syndications Group is one of the leaders in the loan syndication market for corporate and project finance transactions. The group is an active player in the Indian primary and secondary loan distribution markets and maintains strong relationships with financial market participants like banks, financial institutions, non-banking financial companies and insurance companies. The Syndications Group also interfaces with market participants like private equity players, sovereign wealth funds and alternate investment funds.

Going forward, WBG will continue to work on deepening existing relationships and sourcing new clients while focussing on profitability and credit quality.

International Banking Group

ICICI Bank's international banking branches are focussed on providing end-to-end solutions to meet the international banking requirements of its Indian corporate clients. The group also offers banking solutions to local corporates in countries where ICICI Bank has a presence with a view to leveraging the economic and trade corridors with India and between the countries where we have a presence.

The International Banking Group has positioned itself as the preferred partner for global corporations seeking to expand their presence in India. The Bank has also selectively built a portfolio of multinational and local corporate assets in some of the host countries to develop a local commercial and corporate franchise.

ICICI Bank has been playing a pioneering role in promoting blockchain in the banking industry. In August 2016, ICICI Bank became the first bank in the country and among the first few globally to successfully undertake pilot transactions in international trade finance and remittances. The Bank has now introduced a blockchain trade platform enabling its customers to execute transactions in a time and cost efficient manner within a secure environment. More than 250 corporates, including the country's leading companies have signed up on the Bank's blockchain application for undertaking domestic & international trade transactions. This is the highest number of participants on any blockchain platform in the country. ICICI Bank won the Celent Model Bank Awards 2018 in the 'Emerging Innovation' category for initiatives undertaken in the trade finance and supply chain segment in blockchain.

ICICI Bank takes pride in being the preferred bank for non-resident Indians (NRIs) in key global markets. India continues to be the highest recipient of inward remittances globally. The Bank has maintained its position in the domestic remittances market by offering innovative and customer-friendly products and customised service offerings that meet the requirements of the widely dispersed NRI population.

ICICI Bank's international footprint consists of subsidiaries in the United Kingdom and Canada, branches in the United States, Singapore, Bahrain, Hong Kong, Sri Lanka, Dubai International Finance Centre, South Africa, China and Qatar Financial Centre and representative offices in the United Arab Emirates, Bangladesh, Malaysia, Indonesia, Offshore Banking Unit (OBU) and IFSC Banking Unit (IBU). The Bank's wholly-owned subsidiary ICICI Bank UK Plc had seven branches in the United Kingdom and a branch each in Belgium and Germany. ICICI Bank Canada had eight branches.

During the year, the Bank continued its focus on managing risks in its international banking business. The Bank's international banking subsidiaries at Canada and United Kingdom have continued to focus on diversifying their portfolio, enhancing franchise strengths in identified products and businesses while optimising capital structure to enhance returns on equity. ICICI Bank Canada repatriated equity share capital aggregating CAD 100 million during fiscal 2018.

Treasury

ICICI Bank's treasury operations comprise of the Asset Liability Management Group, Structural Rate Risk Management Group, Markets Group and Proprietary Trading Group.

The Asset Liability Management Group manages the Bank's liquidity.

The Structural Rate Risk Management Group manages the securities portfolio held for compliance with statutory and regulatory requirements. The Group focusses on optimising the yield on the overall portfolio, while maintaining an appropriate portfolio duration in the broader context of the interest rate environment.

The Markets Group offers foreign exchange and derivatives solutions to clients. The Bank provides global coverage of markets with a detailed insight into markets. ICICI Bank is a major player in this segment and enables and empowers its clients with regular market updates as well as quantitative and qualitative research on topics related to the macroeconomic environment and financial markets. It is also a leading player in private placements of bonds and debentures.

The Proprietary Trading Group manages trading positions within the approved risk limits. It deals in fixed income, equity and forex markets.

The Bank continues to receive awards and recognition in this area. It has been recognised as the 'Best Derivatives House of the Year - India' and 'Best Structured Products House of the Year - India' by The Asset Magazine, 'Best Foreign Exchange Provider – India', by The Global Finance Magazine and 'House Of The Year – India' by Asia Risk magazine.

Risk Management

Managing risk is an integral part of the banking business. ICICI Bank aims at achieving an appropriate trade-off between risk and returns. The key risks that the Bank is exposed to include credit, market, liquidity, operational (including information security), legal, compliance and reputation risks. The Bank has put in place an Enterprise Risk Management

BUSINESS OVERVIEW

framework that articulates its risk appetite and drills down the same into a limit framework for various risk categories. The risk governance framework ensures oversight, monitoring for vulnerability mapping and an integrated evaluation for effective risk management.

The Board of Directors provides oversight on all the risks assumed by the Bank. The Board has established Committees with specific terms of reference to facilitate focussed oversight. Policies approved by the Board of Directors or Committees of the Board from time to time constitute the governing framework for each type of risk. Business activities are undertaken within this policy framework. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups.

Every year, the Risk Committee approves a detailed calendar of reviews. The calendar of reviews includes reviews of risk management policies in relation to various risks; risk profile of the Bank, its overseas banking subsidiaries and key non-banking subsidiaries; assessment of capital adequacy based on the risk profile of the balance sheet and status with respect to the implementation of advanced approaches under the Basel framework. The Credit Committee also approves a detailed calendar of reviews every year covering the Bank's exposure to various industries and outlook for those industries, analysis of non-performing loans, overdues, incremental sanctions and specific review of key portfolios. A summary of the reviews carried out by the Credit Committee and Risk Committee is reported to the Board of Directors.

The Bank has dedicated groups (Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and Financial Crime Prevention and Reputation Risk Management Group) with a mandate to identify, assess and monitor the Bank's principal risks in accordance with well-defined policies and procedures. The Corporate Legal Group and Financial Crime Prevention and Reputation Risk Management Group report to an Executive Director. The Audit Committee provides direction to and monitors the quality of the compliance and internal audit function. The Risk Management Group, Compliance Group and Internal Audit Groups have administrative reporting to an Executive Director. These groups are independent of all business operations and coordinate with representatives of the business units to implement the Bank's risk management methodologies.

Credit Risk

Credit risk entails the risk of loss that may occur from any party's failure to abide by the terms and conditions of any financial contract, principally the failure to make required payments to the Bank. All credit risk related aspects are governed by a Credit and Recovery policy, approved by the Bank's Board of Directors. The Credit and Recovery policy outlines the type of products that can be offered, customer categories, targeted customer profile and the credit approval process including limits. The Bank measures, monitors and manages credit risk at an individual borrower level and at the portfolio level for non-retail borrowers. The credit risk for retail borrowers is managed at the portfolio level. The credit risk associated with any corporate financing proposal is assessed based on an analysis of the borrower and the industry in which the borrower operates. The Bank has developed internal credit rating methodologies for rating obligors. The rating serves as a key input in the approval as well as post-approval credit processes. The Bank's structured and standardised credit approval process includes a well-established procedure of comprehensive appraisal. The Bank has also established a Country Risk Management Policy, which addresses the identification, measurement, monitoring and reporting of country risk.

The Bank has a framework for conducting asset reviews. The risk based review framework outlines the review schedule wherein the frequency of asset review is higher for cases with higher exposure and/or lower credit ratings. These reviews are conducted periodically (quarterly, half-yearly or yearly) based on the review schedule. Relevant industry knowledge is constantly updated through field visits and interactions with clients, sector regulators and industry experts.

The appraisal and execution of project finance transactions involves a detailed evaluation of the technical, commercial, financial, marketing and management factors and the sponsor's financial strength and experience. The Bank identifies the project risks, mitigating factors and residual risks associated with the project. As a part of its due diligence process, the Bank appoints consultants, including technical advisors, business analysts, legal counsel and insurance consultants, whenever necessary. Risk mitigating factors in project finance loans include creation of debt service reserves and channelling of project revenues through a trust and retention account. The Bank's project finance loans are generally fully secured, and have full recourse to the borrower. In some cases, the Bank also takes additional credit comforts such as corporate or personal guarantees from one or more sponsors of the project or a pledge of the sponsors' equity holding in the project company.

The Bank has refined and strengthened its framework for managing concentration risk, including limits/thresholds with respect to single borrower and group exposure. Limits have been set up for group and borrower exposures based on rating and track record.

In case of retail loans, sourcing and approval have been segregated to maintain independence. The Credit Risk Management Group has oversight on the credit risk issues for retail assets including vetting of all credit policies and operating notes proposed for approval by the Board of Directors or forums authorised by the Board. This Group is also involved in portfolio monitoring for all retail assets and suggesting and implementing policy changes.

The Retail Credit and Policy Group is an independent unit focussing on policy formulation and portfolio tracking and monitoring. This group also includes the Credit Administration Unit that services various retail business units for credit underwriting. In addition, there is also a Business Intelligence Unit to provide support for analytics, scorecard development and database management. The credit officers evaluate retail credit proposals on the basis of the product policy vetted by the Credit Risk Management Group and approved by the Committee of Executive Directors. These criteria vary across product segments but typically include factors like the borrower's income, the loan-to-value ratio and demographic parameters. Reports from credit bureaus also serve as an important input in making credit decisions.

The technical valuations in case of residential mortgages are conducted by empanelled valuers or technical teams. External agencies (field investigation agencies and credit processing agencies) are used to facilitate comprehensive due diligence. The process includes visits to offices and homes in case of loans to individual borrowers. In addition, the credit officer checks a centralised delinquent database and reviews the borrower's credit behaviour before sanctions. The Bank also avails the services of fraud-control agencies operating in India to check applications before disbursements.

The Credit Monitoring Group, the Treasury Control and Services Group and the Operations Group track the operational adherence to regulations, policies and internal approvals. The Bank has centralised operations to manage operational risk in most back-office processes of the Bank's retail loan business. ICICI Bank has established the Financial Crime Prevention Group (FCPG), as a dedicated and independent group overseeing/handling the fraud prevention, detection, investigation, monitoring, reporting and awareness creation activities. The segregation of responsibilities and oversight by groups external to the business groups ensure the presence of adequate checks and balances.

The Bank's credit approval authorisation framework is laid down by the Board of Directors. Several levels of credit approval authorities have been established for corporate banking activities like the Credit Committee of the Board of Directors, the Committee of Executive Directors (COED), the Committee of Senior Management, the Committee of Executives (Credit) and the Regional Committee (Credit). The authorisation framework is risk based with lower rated borrowers and/ or larger exposures being escalated to higher committees. Retail Credit Forums and Small Enterprise Group Forums have been created for approval of retail loans and credit facilities to small enterprises and agriculture-based enterprises respectively. In addition, the Bank conducts programme lending, which involves a cluster-based approach, wherein a lending programme is implemented for a group of individuals and/or business entities that comply with certain laid down parameterised norms. All such programmes and applicable limits are pre-approved by the COED. Individual executives are also delegated with powers to approve lending within the exposure limits set by the Board of Directors, in case of retail products and programmes.

Market Risk

Market risk arises when movements in market factors (foreign exchange rates, interest rates, credit spreads and equity prices) impact the Bank's income or the market value of its portfolios. Exposure to market risk is segregated into two portfolios i.e. the trading and structural banking books. Trading portfolios comprise positions arising from market making activity and trading on own account. The trading book comprises of fixed income securities and equities in the held-for-trading and available-for-sale categories and interest rate/foreign exchange derivatives which are marked-to-market. Market risk on the trading portfolio is assessed and managed through measures such as net overnight open position limits, price value of one basis point, value-at-risk and stop loss limits. The structural banking book comprises the non-trading portfolio, which includes the Bank's corporate and retail assets and liabilities, derivative positions meeting the hedge effectiveness criteria and the held-to-maturity portfolio. The risks associated with non-trading portfolios are measured through metrics such as the duration of equity, earnings at risk and liquidity gap limits. The limits are stipulated in our Investment Policy, Asset Liability Management Policy and Derivatives Policy. These policies are reviewed and approved by the Bank's Board of Directors.

BUSINESS OVERVIEW

The Asset Liability Management Committee (ALCO) consists of the Managing Director & CEO, wholetime Directors and senior executives. The ALCO meets periodically to review the Bank's business profile and its impact on asset liability management. It determines the asset liability management strategy in light of the current and expected business environment. It reviews positions of the trading groups and the interest rate and liquidity gap positions on the banking book. The ALCO also sets deposit and benchmark lending rates. The Market Risk Management Group (MRMG) recommends changes in risk policies and processes and methodologies for quantifying and assessing market risks. Utilisation of risk limits including position limits and stop loss limits for the trading book are reported by the Treasury Control and Services Group (TCSG) and reviewed periodically.

Foreign exchange risk is tracked through the net overnight open position limit. Interest rate risk is measured through the use of re-pricing gap analysis and duration analysis, and is tracked through interest rate risk limits approved by the ALCO. The Bank uses various measurement tools of liquidity risk, including the statement of structural liquidity, dynamic liquidity gap statements, liquidity ratios and stress testing. It maintains diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in the domestic market are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term, inter-bank market and through the issuance of bonds including long-term bonds (for financing infrastructure projects and affordable housing). Loan maturities and sale of investments also provide liquidity. The Bank's international branches are primarily funded by debt capital market issuances, lines of financing from export credit agencies, syndicated loans, bilateral loans and bank lines, while its international subsidiaries raise deposits from their local markets.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. Operational risk includes legal risk but excludes strategic and reputational risks. Operational risk is inherent in the Bank's business activities in both domestic as well as overseas operations and spans a wide spectrum of issues. Operational risk can result from a variety of factors, including but not limited to failure to obtain proper internal authorisations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and errors committed by employees. The Bank's operational risk is managed through a comprehensive system of internal controls, systems and procedures to monitor transactions, key back-up procedures and undertaking regular contingency planning. The control framework is designed based on categorisation of functions into front-office comprising business groups, middle offices for credit and treasury functions, back office comprising operations, corporate and support functions.

The Bank's operational risk management governance and framework is defined in the Operational Risk Management (ORM) Policy approved by the Board of Directors. The Policy is applicable across the Bank, including overseas branches. It ensures a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk, and facilitating the business, operation and support groups to improve internal controls, thereby reducing the probability and potential impact of losses from operational risk incidents. The objective of the Bank's operational risk management is to manage and control operational risks within targeted levels of operational risk consistent with the Bank's risk appetite as specified in the ORM Policy.

While the policy provides a broad framework, detailed standard operating procedures for operational risk management processes have been established. The Bank has adopted the 'three lines of defence approach' for internal operational risk management. The business, operation and support functions constitute the first line of defence and are responsible for managing the operational risks inherent in the products, processes, services and activities undertaken by them. A functionally independent Operational Risk Management Group (ORMG) is the second line of defence, complementing and challenging the business line's operational risk management activities. The ORMG is responsible for the design, implementation and enhancement of the operational risk management framework. It also facilitates the business and operations groups in managing operational risks on an on-going basis. The Internal Audit Group (IAG) is the third line of defence. It undertakes an independent review to establish that the first and second lines are operating in line with the policies, regulations and internal standards defined for management of operational risk in the Bank.

The operational risk management framework comprises identification and assessment of risks and controls, new products and process approval framework, measurement through operational risk incidents, monitoring through key risk indicators and mitigation through process and control enhancement and insurance. The Board-level Committees that undertake supervision and review of operational risk aspects are the Risk Committee, Fraud Monitoring Committee,

Audit Committee and Information Technology Strategy Committee. The Bank has also constituted an Operational Risk Management Committee (ORMC) to oversee internal operational risk management.

The ORM Policy specifies the composition, roles and responsibilities of the ORMC. Other executive level committees that oversee operational risk related aspects are Product and Process Approval Committee, Outsourcing Committee, Information Security Committee, Information Technology Steering Committee, Committee of Executive Directors and Business Continuity Management Steering Committee.

Information Technology Risk

The cyber security threat landscape for banks and financial institutions is constantly evolving and threats such as phishing campaigns, distributed denial of service attacks, malware, ransomware and exploitation of ATM vulnerabilities or vulnerabilities in systems provided to banks by software vendors are prevalent.

The Bank has a governance framework for information security with oversight from the Information Technology Strategy Committee which is a Board-level Committee chaired by an independent Director. The security strategy at the Bank is based on the principles of "defence in depth" strategy in order to strengthen the management of IT risk and controls. This strategy is built on strong governance processes with segregation of duties and a stringent IT control framework. The Bank follows the three lines of defence approach with clearly defined roles and responsibilities.

The first line of defence is the technology and business/operations groups whose responsibility is to identify, assess, control and mitigate risks and ensure implementation of applicable policies and guidelines. There are dedicated units for IT process and compliance and technology infrastructure management, which are distinct from business technology units. This provides an independent yet cohesive governance function within the first line of defence.

Risk management functions like the Information Security Group, Operational Risk Management Group and Financial Crime Prevention Group form the second line of defence. These functions are distinct from the IT department and are responsible for achieving control objectives through segregation of duties and independent risk based reviews of processes and functions. The third line of defence is the independent Internal Audit Department (IAD). It provides independent assurance that the first and second lines are operating in line with policies, regulations and internal standards and comprehensive audits of information systems including concurrent audits are also conducted.

The Bank has built strong resilience while designing its IT infrastructure. Redundancy is created at various layers including servers, storage and network. In addition, there is a practice of 24x7 monitoring and surveillance of systems by dedicated and specialised teams of IT Command Centre, Security Operations Centre and Network Operations Centre. The teams monitor systems from the standpoint of operations, availability and security and are equipped with the state-of-the-art tools and technologies.

In the endeavour towards providing high availability and continuity of services to its customers, including high availability of customer-facing IT systems, the Bank has a Board-approved Business Contingency Plan which includes plans for recovery of its IT systems in the event of any disaster or contingency. The Bank has a Board-approved Cyber Security Policy which also incorporates a cyber-crisis management plan. The Bank also conducts vulnerability assessment and penetration testing periodically to mitigate the risk that may arise from security vulnerabilities.

To regularly review the effectiveness of key IT controls, the Bank has empanelled auditing firms to conduct Statutory Audit of IT systems and controls on quarterly basis. The Bank has laid down processes for change management, identity management, access management and security operations and these processes are periodically reviewed and refined to keep abreast of emerging risks and to ensure that commensurate controls to mitigate such risks are put in place.

Human Resources

ICICI Bank had launched #ICICI Lead the New last year, embarking on a journey of renewed commitment to make itself more agile and ensure that it is future ready. The Bank's investment in capability building is focussed on exploring various themes such as cultivating deep domain skills, building a culture of data-enabled decision making and enabling its employees to deliver customer-centric solutions by training them on aspects of design thinking.

BUSINESS OVERVIEW

Under the aegis of #ICICI Lead the New, in fiscal 2018 the Bank undertook initiatives to reinforce various aspects of the cultural change represented by DYNAMIC. In line with the concept of DYNAMIC the Bank created the ICICI Centre of the New – ICON. It is a unique space at the corporate office which is positioned as a nucleus of the Bank's DNA. This technology enabled space brings aspects of our DYNAMIC culture such as fostering innovation, collaboration, ideation to the forefront and reinforces a community feeling among employees. This unique space houses a 'state-of-the-art' cafeteria and is also used to test new products & services, conduct meetings, test ideas and have informal gatherings. ICON is also used as a fitness centre under our #befit programme. All services at ICON are completely cashless, and employees pay using NFC based Tap-n-Pay or QR-based UPI solutions. Ms. Chanda Kochhar, MD & CEO, launched ICON on January 5, 2018, as part of the Bank's Foundation Day celebrations.

At ICICI Bank, capability building is about creating a culture that promotes continuous learning, unlearning and relearning and fosters an enabling environment for innovation. With this vision, a new Learning and Development approach for 'Capability Building' was introduced. It helps to enhance in-house capabilities to build employee skillsets which are aligned to customer needs. It also enables the employees to respond to the changing needs of the customers by constantly up-skilling themselves. Some of the new programmes introduced are as follows:

* **Self Employed Segment (SES) Academy:** The SES Academy has developed programmes for relationship managers for loan groups, a programme on the Self Employed Segment for senior branch managers & regional heads in Retail Banking and a programme for relationship managers in Elite Trade Relations Group (ETRG). The modules are designed to enhance understanding and improve the application of knowledge using practical case studies and videos. Over 1,800 employees have been trained in this academy.

* **Mortgage Academy:** The Mortgage Academy introduced programmes like Mortgage Specialist, Mortgage Affinity and Mortgage Expert Connect in response to the focus on the mortgage segment. The training initiatives help enhance the capability of employees in the mortgage team to offer effective solutions and service experience to customers.

* **SMEAG Academy:** The SMEAG Selling Skills Programme aims to enhance sales capability of relationship managers and solution managers for SME clients. It enables participants to add value to every client interaction they undertake. The courses include self-learning videos, case studies and client videos.

* **Wealth Academy:** A new programme was launched for investment specialists which enables them to appreciate the nuances of equity and debt markets, understand market dynamics and macro and micro economics. It aims to enhance the agility in service delivery and customise offerings to our clients including advising businesses on cross-border trade, leveraging current market positions and working capital cycles.

* **Internal Controls Workshop:** This was conducted to equip senior officials in business groups and control functions to provide resolutions to internal and external stakeholders. The workshop focusses on internal controls and risk mitigation. It also emphasises on the robustness of processes and internal controls followed at the Bank along with the safeguards that are in place to protect the system against any possible frauds.

* **Relationship Manager-Wheels programme:** This programme was launched for senior relationship managers to enable them to engage with customers and dealers effectively by enhancing their understanding of the auto industry, the channels and regulatory, credit and operational norms.

* **Building a Design Thinking culture:** The Bank conducted workshops on using Design Thinking as a framework for problem solving and providing solutions. Design Thinking is a process for creative problem solving. The entire senior leadership of the ICICI Group – participated in multiple workshops. The Design Thinking approach is now an integral part of human-centred design at the Bank.

* **Building a Data-smart culture:** We are investing in capability building through new training interventions in Data Analytics. The Bank offered this programme to over 400 senior managers through classroom as well as online e-learning modules.

ICICI Bank continues to remain committed to enhancing employee experience by harnessing the power of technology. The Bank's employee-centric HR app 'Universe on the move' includes a unique AI-based chatbot 'Zeno'. The chatbot provides answers to queries raised by employees, thereby significantly improving their overall service experience. All requests for employee transfers are now routed through an autonomous system which prioritises them on pre-defined criteria using an in-built rule engine. This has ensured that employees experience a transparent, seamless and simple process without any human intervention.

Employees always expect real-time feedback. The T360 App is a platform for recording event-based display of behaviours in a professional context in line with the Bank's DNA anchors. It helps the Bank in gathering rich data on its people with respect to key leadership competencies. The tool has been designed and developed in-house, for providing periodic feedback. Feedback is garnered from senior leaders, who interact with the managers on a regular basis. This enables the Bank to collect more granular data on the individuals which is used as an input for the Bank's people processes such as Talent Management.

The Bank has institutionalised a robust leadership potential assessment and leadership development process. These processes identify and groom leaders who are ready to take next level roles. The Bank maintains a robust successor list for identified critical positions. The Bank also conducts interactive sessions with industry experts and management leaders as part of its leadership mentoring programme. For instance, a Leadership Mentoring Programme was conducted for the senior management of ICICI Group by Dr. Peter Senge. He is an American systems scientist and is a senior lecturer at the MIT Sloan School of Management, co-faculty at the New England Complex Systems Institute and the founder of the Society for Organisational Learning. In this session, he engaged with the senior management on themes of leadership, shared vision and learning organisation.

ICICI Bank won the 'Best Company to Work For' Award in the Banking, Financial Services and Insurance sector, organised by the Business Today magazine, for the second year in a row. The Bank has been featured in the Top 5 list of employers across all industries. This is a recognition of the Bank's leadership in providing its employees with the best-in-class professional environment.

Information Technology

ICICI Bank has always been at the forefront of leading transformation in the Indian banking industry by embracing emerging technologies. The Bank continues to re-invent and re-invest in technologies including mobility, cognitive intelligence, application programming interface (API) banking and blockchain to develop winning propositions for its customers.

ICICI Bank took several steps to re-imagine existing products and services and create new offerings for customers across business lines. Technology and digitisation have been leveraged to create world-class front-end experiences for customers. Products like instant disbursal of personal loans through ATMs, instant overdrafts for MSMEs and online PPF accounts have created a new digital experience in the Bank's offerings. The Bank has launched a first-of-its-kind online refund functionality on travel cards along with reloading facility on a real-time basis. The Bank has also launched voice-based international remittances and social media pay services on the Money2India app for NRI customers. For rural customers the unique app, 'Mera iMobile' allows rural customers to avail more than 135 banking services. 'iDealz' is a unique offering for corporate customers for performing various forex deals. The Bank has also enhanced its corporate banking mobile app, iBizz, with additional features and better user interface.

ICICI Bank has embraced the open architecture framework and has entered into partnerships in payments and lending businesses with partners like Google and PayTM. The Bank is creating an ecosystem covering all broad segments of customer to merchant payments through various modes including APIs, SDKs (software developer kits) and proximity payment systems. This broad suite of APIs and SDKs have helped the Bank become one of the top banks in new-age payment systems like IMPS and UPI.

ICICI Bank was the first bank in India and among the very few globally to have implemented Blockchain–Distributed Ledger technology for its customers on trade finance and remittances. The Bank led the creation of a first-of-its-kind consortium of over 14 private and public sector banks to digitise inland trade as a 'Make in India' initiative.

BUSINESS OVERVIEW

Enhancing the productivity of employees and bringing in process efficiencies have been focus areas for the Bank. With a view to enhance the productivity of the Bank's relationship managers, a Relationship Manager (RM) Workbench was launched in fiscal 2018. This is a tool which provides managers with a 360 degree view of their clients and enables them with real-time information and better decision making. The Bank has also expanded the use of robotics to power its operations and has deployed 750 software robotics that are handling close to two million transactions daily, which is 20% of the Bank's transactions. In the transition to the Goods and Services Tax system, the Bank has carried out elaborate exercises to ensure compliance with requirements and enhancing operational risk systems.

Analytics plays an important role in providing superior experiences to customers. This year, ICICI Bank upgraded to a Big Data platform that has provided enhanced analytics and data processing capabilities. The platform has been deployed across various applications to enhance customer experience, improve employee productivity and to create risk management models.

ICICI Bank has created its own private cloud to enable cloud computing. The Bank has also equipped itself with state-of-the-art infrastructure management systems which leverage Internet of Things (IOT) based technology in its Data Centre for optimal utilisation of energy and reduction of operational costs. The Bank strengthened and optimised its infrastructure further to create highly scalable core systems which are able to handle large transaction volumes with lower response times.

During the year, ICICI Bank hosted the second edition of the Appathon which attracted 3,400 participants. The event, which is India's largest virtual mobile app development challenge by a bank, aims at creating the next generation of digital banking applications. The Bank also set up Innovation Centres at Mumbai and Hyderabad which act as platforms for collaboration and co-development between ICICI Group and the broader fintech community.

The Bank's comprehensive information security framework has been developed with the principles of confidentiality, integrity and availability (CIA) at its core. This framework is strengthened on a continuous basis to address evolving areas like threat intelligence, security analytics, active defence, Advanced Persistent Threat (APT), email security and data security among others.

ICICI Bank received several accolades for its efforts at harnessing technology during fiscal 2018. The Bank won six awards across categories at the IBA Banking Technology Awards 2018, the highest by any bank. ICICI Bank also won two awards at The Asian Banker Tech Innovation Awards 2017 in the 'Most Innovative Application of Robotics' and 'Most Innovative Application of Emerging Technology' categories. The Bank was 'Highly Commended' for the 'Best Use of Emerging or Innovative Technology' at the Banking Technology Awards 2017 for Blockchain and bagged the Celent award for application of blockchain technology.

KEY SUBSIDIARIES

ICICI Prudential Life Insurance Company (ICICI Life)

ICICI Life offers a diverse range of long-term savings and protection products. The company witnessed a growth of 93.1% in its Value of New Business which stood at ₹ 12.86 billion in fiscal 2018 compared to ₹ 6.66 billion in fiscal 2017. ICICI Life's total premium in fiscal 2018 was ₹ 270.69 billion as against ₹ 223.54 billion in fiscal 2017. The annualised premium equivalent for fiscal 2018 was ₹ 77.92 billion compared to ₹ 66.25 billion for fiscal 2017. The post-dividend Embedded Value registered a growth of 16.1% and stood at ₹ 187.88 billion at March 31, 2018 as against ₹ 161.84 billion at March 31, 2017. The total assets under management of ICICI Life stood at ₹ 1,395.32 billion at March 31, 2018.

ICICI Lombard General Insurance Company (ICICI General)

ICICI Lombard (ICICI General) became the first general insurance company in India to be listed on the Indian Stock Exchanges in fiscal 2018. ICICI Bank sold 7.0% of its shareholding in ICICI General through an offer for sale in an initial public offering of the company's shares. ICICI General was listed on the National Stock Exchange of India Limited and BSE Limited on September 27, 2017. During fiscal 2018, the Company's Gross Domestic Premium Income (GDPI) rose to ₹ 123.57 billion, with a growth of 15.2% over fiscal 2017. ICICI General's profit after tax grew by 22.8% to ₹ 8.62 billion in fiscal 2018 from ₹ 7.02 billion in fiscal 2017. The company's combined ratio improved to 100.2% in fiscal 2018 from 103.9% in fiscal 2017. The return on equity increased to 20.8% in fiscal 2018 as against 20.3% in fiscal 2017. The company's solvency ratio at March 31, 2018 was 2.05x against the minimum regulatory requirement of 1.5x. The robust performance was delivered on the back of increase in policies serviced to 23.52 million in fiscal 2018 compared to 17.73 million policies in fiscal 2017.

ICICI Prudential Asset Management Company (ICICI Prudential AMC)

ICICI Prudential AMC, India's largest asset manager, had an average quarterly assets under management (AUM) of ₹ 3,057.39 billion at March 31, 2018. The AMC achieved a profit after tax of ₹ 6.26 billion in fiscal 2018, an increase of 30% as compared to ₹ 4.80 billion in fiscal 2017. ICICI Prudential AMC's overall market share in the domestic mutual fund business stood at 13.3% on a quarterly average basis. At March 31, 2018, the quarterly average equity mutual fund AUM (excluding exchange traded funds) managed by the AMC increased to ₹ 1,420.42 billion with a market share of 15.0%. During the year, ICICI Prudential AMC won the Best Equity Fund House award at the Outlook Money Awards 2017. It was recognised as the Best Fund House (India) by Global Banking & Finance Review Awards. The AMC also bagged two awards at the Asset Benchmark Research Awards - Top Investment House and 'Most Astute Investor' in Asian local currency bonds.

ICICI Venture Funds Management Company

During fiscal 2018, ICICI Venture concluded five new investments with an aggregate capital outlay of ~USD 254 million across IAF Series 4 and AION (a strategic partnership between ICICI Venture and Apollo Global Management in the area of special situations). ICICI Venture also made nine full or partial exits across various funds for an aggregate realisation of ~USD 275 million. The final closing of its fourth private equity fund, IAF Series 4, was successfully concluded at ~USD 350 million (including co-investment capital) with new global investors joining the fund. ICICI Venture successfully concluded the first closing of its third real estate fund, iREIF, at ₹ 3.45 billion as against a target fund size of ₹ 5.00 billion. ICICI Venture made a net profit after tax of ₹ 111.8 million in fiscal 2018 compared to ₹ 92.7 million in fiscal 2017.

ICICI Securities (ISec)

ICICI Securities completed its initial public offering in fiscal 2018. The Bank sold 20.78% of its shareholding in ICICI Securities in the initial public offering. ICICI Securities was listed on the National Stock Exchange of India Limited and BSE Limited on April 4, 2018. The company's consolidated profit after tax was ₹ 5.58 billion in fiscal 2018, a growth of 65% compared to the consolidated profit after tax of ₹ 3.39 billion in fiscal 2017. Revenue grew 32% to ₹ 18.59 billion against ₹ 14.04 billion in fiscal 2017. ISec continued to maintain its leadership position in the equity brokerage space with over 4 million customer accounts. The ICICIDirect customers have access to high quality research and advisory services, backed by a robust technology platform to meet their financial goals. In the distribution business, ISec is the second largest non-bank mutual fund distributor in the country with assets under management of over ₹ 305 billion. The investment banking business also maintained its dominant position by managing 12 IPOs, FPOs and InvITs with a market share of 34% (in terms of issue size) in fiscal 2018.

ICICI Securities Primary Dealership (I-Sec PD)

I-Sec PD maintained its leadership position in auction bidding and underwriting as well as in secondary market trading activity in fiscal 2018. I-Sec PD's profit after tax was ₹ 1.12 billion in fiscal 2018 compared to ₹ 4.12 billion in fiscal 2017. The company remained profitable despite the sharp spike in yields in the second half of the year. This achievement can be attributed to dynamic portfolio management throughout the course of fiscal 2018. I-Sec PD managed multiple corporate debt placements aggregating to ₹ 1,248 billion in fiscal 2018 and maintained the 5th position in the PRIME League Tables in the year under consideration. The company is empanelled as one of the fund managers managing the corpus of both the Employee Provident Fund Organisation - India's largest retirement fund and the Coal Mines Provident Fund - India's second largest fund. This makes I-Sec PD one of the largest discretionary fund managers in the country.

ICICI Bank UK Plc. (ICICI Bank UK)

The operating income of ICICI Bank UK Plc. for fiscal 2018 at USD 83.2 million remained stable versus fiscal 2017 primarily driven by an improvement in net interest income. In fiscal 2018, ICICI Bank UK Plc. made a net loss of USD 25.5 million due to higher impairment provisions. At March 31, 2018, ICICI Bank UK had total assets of USD 3.88 billion compared to USD 3.48 billion at March 31, 2017. It had a capital adequacy ratio of 16.5% at March 31, 2018 compared to 18.4% at March 31, 2017.

BUSINESS OVERVIEW

ICICI Bank Canada

ICICI Bank Canada's profit after tax for fiscal 2018 was CAD 44.2 million as compared to a loss of CAD 33.0 million in fiscal 2017. At March 31, 2018, ICICI Bank Canada had total assets of CAD 6.30 billion compared to CAD 6.33 billion at March 31, 2017. ICICI Bank Canada had a total capital adequacy ratio of 17.3% at March 31, 2018 compared to 21.8% at March 31, 2017. In line with the Bank's strategy of rationalising capital, ICICI Bank Canada repatriated CAD 100.0 million of equity share capital during fiscal 2018.

CREDIT RATING

Rating agency	Rating	Outlook
ICRA Limited	[ICRA] AAA	Stable
Credit Analysis and Research Limited (CARE)	CARE AAA	Stable
CRISIL Limited	CRISIL AAA	Stable
Moody's Investors Services[1]	Baa3	Stable
S&P Global Ratings[1]	BBB-	Stable
Japan Credit Rating Agency[1]	BBB+	Stable

1. *Senior foreign currency debt ratings*

Vision

To be the leading provider of financial services in India and enhance our positioning among global banks through sustainable value creation.

Mission

To create value for our stakeholders by:
- being the financial services provider of first choice for our customers by delivering high quality, world-class products and services
- playing a proactive role in the full realisation of India's potential and contributing positively in all markets where we operate
- maintaining high standards of governance and ethics; and balancing growth, profitability and risk to deliver and sustain healthy returns on capital

MANAGEMENT'S DISCUSSION & ANALYSIS

BUSINESS ENVIRONMENT

Global economic growth improved during calendar year 2017, with expansion in both advanced and developing economies. According to the International Monetary Fund, global output grew by 3.9% during calendar year 2017 compared to a growth of 3.2% in calendar year 2016. The advanced economies grew by 2.3% led by the United States and the emerging and developing economies expanded by 4.8% in calendar year 2017. Other economic developments during the year included a pickup in global trade flows and a rise in global commodity prices, particularly petroleum and metal prices. There were risks of a trade war between key large economies with focus on protectionist policies increasing during the year.

The economic environment in India was characterised by two distinct phases during fiscal 2018 owing to the transition to the Goods and Services Tax system. While economic activities slowed down during the transition in the first half of fiscal 2018, there was an improvement in economic growth during the latter part of the year. India's Gross Domestic Product (GDP) grew by 6.7% during fiscal 2018 with growth during the six months ended March 31, 2018 higher at 7.4%. Growth in fiscal 2018 was however slower compared to a 7.1% increase in fiscal 2017. As per industry-wise growth estimates on gross value added (GVA) basis, the agriculture sector grew by 3.4%, the industrial sector by 5.5% and the services sector by 7.9% during fiscal 2018 compared to 6.3% growth in agriculture, 6.8% in industrial sector and 7.5% in services sector during fiscal 2017.

Retail inflation, as measured by the Consumer Price Index (CPI), eased during the initial part of fiscal 2018 from 3.9% in March 2017 to 1.5% in June 2017, and then increased to 4.3% in March 2018. Core CPI inflation, excluding food and fuel products, increased from 4.9% in March 2017 to 5.4% in March 2018. Producers' inflation, as measured by the Wholesale Price Index (WPI), decreased from 5.1% in March 2017 to a low of 0.9% in June 2017, and increased to 2.5% in March 2018. Average WPI inflation during fiscal 2018 was 2.9% compared to 1.7% during fiscal 2017.

During fiscal 2018, the Reserve Bank of India (RBI) reduced the repo rate once by 25 basis points from 6.25% to 6.00% in August 2017. Accordingly, the reverse repo rate was revised to 5.75% and the marginal standing facility rate was revised to 6.25%. The reduction in the repo rate took the cumulative decline in the repo rate since January 2015, when the policy rate reduction cycle began, to 200 basis points. The policy stance, that was changed from accommodative to neutral in February 2017, continued in fiscal 2018 due to concerns on inflation rising and a focus on maintaining inflation at close to 4.0% on a durable basis.

Trends in merchandise trade were mixed during fiscal 2018. Merchandise exports grew by 9.8% while merchandise imports grew at a faster pace by 19.6% during fiscal 2018. The growth in imports largely reflected the pickup in oil imports and imports excluding oil and gold. This led to an increase in the trade deficit to USD 156.83 billion in fiscal 2018 compared to a trade deficit of USD 108.50 billion in fiscal 2017. As a result, India's current account deficit (CAD) increased from USD 15.30 billion in fiscal 2017 to USD 48.72 billion in fiscal 2018. As a proportion of India's GDP, CAD increased from 0.7% in fiscal 2017 to 1.9% in fiscal 2018. Foreign direct investment (FDI) inflows into India moderated to USD 39.43 billion during fiscal 2018 compared to USD 42.22 billion during fiscal 2017. There was a net inflow of USD 22.16 billion from foreign portfolio investors (FPI) during fiscal 2018, with a net inflow of USD 1.62 billion in equity markets and USD 20.55 billion in debt markets. The equity market benchmark, the S&P BSE Sensex increased by 11.3% during fiscal 2018 to close at 32,969 at end-March 2018. The Rupee remained in the range of 64 to 66 levels through fiscal 2018, and depreciated marginally from ₹ 64.9 per USD at March 31, 2017 to ₹ 65.2 per USD at March 31, 2018. Yields on the benchmark 10-year Government securities remained stable in the range of 6.4% to 7.0% during April-August 2017. Yields increased sharply from September 2017 and touched peak levels of 7.8% on March 5, 2018, subsequently easing to 7.4% at end-March 2018. Yields on the benchmark government securities increased sharply during the latter part of fiscal 2018 due to multiple factors including rise in global yields with a sharp increase in U.S. government treasury yields, and domestic factors including a decline in systemic liquidity and fiscal and inflation related uncertainties.

The first year retail premium underwritten in the life insurance sector (on weighted received premium basis) grew by 19.2% to ₹ 634.70 billion during fiscal 2018 compared to ₹ 532.18 billion during fiscal 2017. Gross premium of the non-life insurance sector (excluding specialised insurance institutions) grew by 18.0% to ₹ 1,415.07 billion during fiscal 2018 compared to ₹ 1,198.81 billion during fiscal 2017. The average assets under management of mutual funds increased by 26.0% from ₹ 18.30 trillion during the three months ended March 31, 2017 to ₹ 23.05 trillion for the three months ended March 31, 2018.

With regard to trends in banking, deposit and credit growth in fiscal 2018 reflected the impact of the surge in deposits and moderation in credit during fiscal 2017 following the withdrawal of legal tender status of Specified Bank Notes in

MANAGEMENT'S DISCUSSION & ANALYSIS

November 2016. During fiscal 2018, banking system deposit growth moderated from 11.3% year-on-year at March 31, 2017 to 6.2% at March 30, 2018. There was a net increase of Rs. 6.7 trillion in total deposits in the banking system during the year. Growth in demand deposits moderated from 18.9% year-on-year at March 31, 2017 to 6.9% at March 30, 2018. Term deposit growth moderated from 10.3% year-on-year at March 31, 2017 to 6.1% at March 30, 2018. Non-food credit growth picked up gradually during fiscal 2018 to 10.2% year-on-year at March 30, 2018 compared to a growth of 5.2% at March 31, 2017. Based on sector-wise credit deployment data, credit growth in the services sector was 13.8%, retail 17.8%, agriculture 3.8% and industry 0.7% year-on-year at March 30, 2018. The banking system continued to experience stress on corporate asset quality. According to RBI's Financial Stability Report, the gross Non-Performing Assets (NPA) ratio for the banking system increased from 7.8% at March 31, 2016 to 9.6% at March 31, 2017 and further to 11.6% at March 31, 2018. Total stressed loans (defined as non-performing loans and standard restructured advances) for the banking system increased from 11.7% at March 31, 2016 to 12.5% at March 31, 2018. In October 2017, the Government of India announced a recapitalisation package of ₹ 2.11 trillion for public sector banks. The recapitalisation package included budgetary provisions of ₹ 181.39 billion, recapitalisation bonds of ₹ 1.35 trillion and capital raising by banks. During fiscal 2018, the Government infused over ₹ 880.00 billion of capital in public sector banks.

During fiscal 2018, significant steps were taken towards the resolution of stressed assets and provisioning by banks towards these assets. To facilitate the timely resolution of stressed assets, the Banking Regulation (Amendment) Ordinance, 2017 was promulgated in May 2017. The Banking Regulation (Amendment) Ordinance amended section 35A of the Banking Regulation Act, 1949 and inserted two new sections 35AA and 35AB. RBI was authorised to intervene and instruct banks to resolve specific stressed assets and initiate insolvency resolution process where required. RBI was also empowered to issue other directions for resolution, and could appoint authorities or committees to advise banks on the resolution of stressed assets. Subsequently, to facilitate timely decision making under the Joint Lenders' Forum (JLF), RBI issued guidelines directing banks to adhere to timelines and implement any resolution plan approved by 60.0% of the creditors by value and 50% of the creditors by number at the JLF. The guidelines were made binding on all members. The Overseeing Committee, that was set up to oversee resolution under the Scheme for Sustainable Structuring of Stressed Assets (S4A), was reconstituted and expanded and the scope of cases to be referred to the Overseeing Committee was also extended to cases other than under S4A and having aggregate banking system exposure greater than ₹ 5.00 billion.

In June 2017, RBI issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code (IBC) with the National Company Law Tribunal (NCLT) in respect of 12 large stressed accounts. In August 2017, RBI identified additional accounts and directed banks to initiate an insolvency resolution process under the provisions of the IBC by December 31, 2017, if a resolution plan, where the residual debt was rated investment grade by two external credit rating agencies, was not implemented by December 13, 2017. RBI directed banks to make a provision for the identified cases to the extent of 50.0% of the secured portion and 100.0% of the unsecured portion of the outstanding loans or the provisions required as per the existing guidelines of RBI, whichever is higher, by March 31, 2018. The provision requirement was later revised from 50.0% on secured portion of debt to 40.0% by March 2018 and 50.0% by June 30, 2018.

In November 2017, an ordinance amending the IBC was promulgated, to prevent wilful defaulters and promoters of entities classified as non-performing from bidding for the assets of a company under a resolution plan. The newly included Section 29A of the ordinance made certain persons, including wilful defaulters and those who had their accounts classified as non-performing assets for one year or more, ineligible to be a resolution applicant under a resolution plan. The amendments were later approved by Parliament and enacted in January 2018.

In February 2018, RBI announced a revised framework for resolution of stressed assets aimed at time-bound resolution of non-performing and stressed borrowers. The framework withdrew the earlier resolution schemes (including the related stand-still benefits in asset classification of borrower accounts) like the Strategic Debt Restructuring (SDR), Change in Ownership of Borrowing Entities Outside SDR Scheme and S4A schemes. The guideline also requires commencement of proceedings under the IBC in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. According to the guidelines, banks would have to implement a resolution plan within 180 days in respect of any overdue account where aggregate exposure of the lenders is ₹ 20.00 billion or more and is in default on March 1, 2018. For any default in a borrower account after March 1, 2018, the resolution plan would have to be implemented within 180 days from the first instance of default by the borrower. In the event the resolution plan is not implemented within the stipulated timeline, the borrower would have to be referred to NCLT under the IBC. The resolution plan should necessarily have a minimum credit rating from one or two rating agencies depending on the size of exposure. The earlier schemes of regulatory forbearance including SDR, Change in Ownership of Borrowing Entities Outside SDR and S4A were withdrawn and JLF was discontinued.

Other key regulatory developments during the year were as follows:

* RBI deferred the implementation of Indian Accounting Standards (Ind AS) for banks by one year from April 1, 2018 to April 1, 2019.

* In view of the sharp increase in government bond yields during the second half of fiscal 2018, RBI allowed banks to spread provisioning for mark-to-market losses on investments held in the available-for-sale (AFS) and held-for-trading (HFT) categories for the quarters ended December 31, 2017 and March 31, 2018 equally over up to four quarters, commencing with the quarter in which the loss is incurred.

* With the aim of building adequate reserves to protect against sudden increase in yields, RBI advised banks to create an Investment Fluctuation Reserve (IFR) from fiscal 2019. A minimum amount equal to either the net profit on sale of investments during the year or net profit for the year excluding mandatory appropriations, whichever is lower, would have to be transferred to the IFR. The amount in the IFR should cover at least 2.0% of the HFT and AFS portfolio, on a continuing basis. Where feasible, this requirement should be achieved within a period of three years. IFR would be eligible for inclusion in tier 2 capital. In case the balance in the IFR is in excess of the minimum requirement of 2.0% of the HFT and AFS portfolio, banks can drawdown the excess amount at the end of the accounting year. If the balance is less than the minimum requirement, drawdown would be permitted only on meeting the minimum common equity tier 1/tier 1 capital requirements but cannot exceed the extent by which mark-to-market provisions surpass the net profit on sale of investments during the year.

* With regard to reserve requirements to be held by banks, the cash reserve ratio was maintained at 4.0% of net demand and time liabilities (NDTL) during fiscal 2018. The statutory liquidity ratio was reduced by 100 basis points (bps) with a 50 bps reduction from 20.5% of NDTL to 20.0% effective from the fortnight of June 24, 2017 and a further 50 bps reduction to 19.5% of NDTL from the fortnight starting October 14, 2017. RBI also reduced the ceiling on SLR holdings under the held-to-maturity (HTM) category from 20.5% to 20.0% by December 2017 and further to 19.5% by March 31, 2018.

* An internal study group report of RBI dated September 25, 2017 proposed that all floating rate loans extended from April 1, 2018 to be referenced to an external benchmark. The Group also suggested that the periodicity of resetting the interest rates be once a quarter and that banks should migrate all existing lending rates to the new benchmark without any additional charges for switchover within one year from the introduction of the external benchmark. RBI has yet to issue the necessary instructions/guidelines in this regard. Further, in February 2018, RBI proposed to harmonise the methodology of determining benchmark rates by linking the base rate to the marginal cost based lending rate. Final instructions/guidelines in this regard are awaited.

* RBI rationalised the merchant discount rate (MDR) for debit card transactions. Key changes include categorisation of merchants on the basis of turnover, differentiated MDR for QR-code based transactions and ceiling on maximum permissible MDR. This is effective from January 1, 2018.

STRATEGY

In fiscal 2018, the Bank continued to focus on its strategic priorities of improving the portfolio quality and enhancing the franchise. Within portfolio quality, the emphasis was on improving the portfolio mix with a focus on retail lending and lending to higher rated corporates, reducing concentration risks, resolution of stressed borrowers and proactive monitoring of loan portfolios across businesses. With regard to enhancing the franchise, the Bank focused on sustaining its robust funding profile including the proportion of current account and savings account deposits in total deposits, leveraging technology to improve customer experience and operating efficiency, and unlocking value from the investments in subsidiaries. The Bank maintained a strong capital position with capital adequacy ratios significantly above regulatory requirements.

Going forward, the Bank's focus would be on risk calibrated profitable growth. The priority would be on growing the retail portfolio with a focus on enhancing the customer franchise. The Bank would leverage all capabilities to be the trusted partner in serving its customers and become their banker of choice. The Bank would continue to invest in technology and preserve its digital leadership by offering best in class digital products to customers and automating internal processes to increase efficiency. The Bank would focus on lending to higher rated, well-established corporates and would remain

MANAGEMENT'S DISCUSSION & ANALYSIS

cautious in lending to projects under implementation. The focus would be on growing the Bank's core operating profits. As a financial group with presence across customer segments, products and geographies, the Bank would leverage synergies across group companies.

STANDALONE FINANCIALS AS PER INDIAN GAAP

Summary

Profit after tax decreased by 30.9% from ₹ 98.01 billion in fiscal 2017 to ₹ 67.77 billion in fiscal 2018. The decrease in profit after tax was primarily due to a 10.7% decrease in non-interest income, 13.8% increase in provisions and contingencies and 6.4% increase in operating expenses, offset, in part, by a 5.9% increase in net interest income.

Net interest income increased by 5.9% from ₹ 217.37 billion in fiscal 2017 to ₹ 230.26 billion in fiscal 2018 reflecting an increase of 6.5% in the average volume of interest-earning assets, offset, in part, by a marginal decline in the net interest margin from 3.25% in fiscal 2017 to 3.23% in fiscal 2018.

Non-interest income decreased by 10.7% from ₹ 195.05 billion in fiscal 2017 to ₹ 174.19 billion in fiscal 2018 primarily due to a decrease in income from treasury-related activities, offset, in part, by an increase in fee income. Income from treasury-related activities decreased from ₹ 85.77 billion in fiscal 2017 to ₹ 58.02 billion in fiscal 2018 primarily due to a decrease in realised gains on government securities and other fixed income investments. Fee income increased by 9.4% from ₹ 94.52 billion in fiscal 2017 to ₹ 103.41 billion in fiscal 2018.

During fiscal 2018, the Bank sold equity shares representing 7.00% shareholding in ICICI Lombard General Insurance Company Limited resulting in a net gain of ₹ 20.12 billion and equity shares representing 20.78% shareholding in ICICI Securities Limited resulting in a net gain of ₹ 33.20 billion through initial public offers (IPO). During fiscal 2017, the Bank sold equity shares representing 12.63% shareholding in ICICI Prudential Life Insurance Company Limited through an IPO resulting in a net gain of ₹ 56.82 billion.

Operating expenses increased by 6.4% from ₹ 147.55 billion in fiscal 2017 to ₹ 157.04 billion in fiscal 2018 primarily due to an increase in staff cost and other administrative expenses.

Provisions and contingencies (excluding provision for tax) increased by 13.8% from ₹ 152.08 billion in fiscal 2017 to ₹ 173.07 billion in fiscal 2018. The operating environment for Indian banks has remained challenging for the past few years particularly due to the stress in the Indian corporate sector. The Indian corporate sector has experienced a prolonged period of muted growth in sales and profits. Over the years, several challenges have impacted the sector including delays in project completion due to policy changes, delays in approvals like clearances on environment and land, judicial decisions like the deallocation of coal mines, significant decline in global commodity prices in fiscal 2015 and fiscal 2016 and adjustments to recent structural reforms such as demonetisation and Goods & Services Tax. These challenges resulted in lower than projected cash flows and the progress in reducing leverage in the corporate sector remained slow. As a result, there has been a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status for the banking sector and the Bank. Gross additions to the Bank's NPAs in fiscal 2018 were ₹ 287.30 billion (fiscal 2017: ₹ 335.44 billion). The gross additions to non-performing loans include the impact of revised framework for resolution of stressed assets issued by RBI in February 2018 which withdrew the schemes of Strategic Debt Restructuring (SDR), change in ownership outside SDR and scheme for sustainable structuring of stressed assets (S4A) resulting in classification of loans under these schemes, which were not implemented, as non-performing. Gross NPAs (net of write-offs) increased from ₹ 425.52 billion at March 31, 2017 to ₹ 540.63 billion at March 31, 2018. Net NPAs increased from ₹ 254.51 billion at March 31, 2017 to ₹ 278.86 billion at March 31, 2018. The net NPA ratio decreased from 4.89% at March 31, 2017 to 4.77% at March 31, 2018.

The income tax expense decreased by 55.5% from ₹ 14.78 billion in fiscal 2017 to ₹ 6.57 billion in fiscal 2018 due to a lower effective tax rate in fiscal 2018, primarily reflecting the composition of income.

Net worth increased from ₹ 999.51 billion at March 31, 2017 to ₹ 1,051.59 billion at March 31, 2018 primarily due to accretion to reserves out of profit for the year, offset, in part, by payment of dividend. In fiscal 2018, the Bank made a provision for frauds amounting to ₹ 5.05 billion through reserves and surplus on certain non-retail accounts, which will be reversed and recognised through profit and loss account in the subsequent quarters of next fiscal year, as permitted by RBI.

Total assets increased by 13.9% from ₹ 7,717.91 billion at March 31, 2017 to ₹ 8,791.89 billion at March 31, 2018. Total advances increased by 10.4% from ₹ 4,642.32 billion at March 31, 2017 to ₹ 5,123.95 billion at March 31, 2018 primarily due to an increase in domestic advances by 15.1%, offset, in part, by a decline in overseas advances by 14.1%. Total deposits increased by 14.5% from ₹ 4,900.39 billion at March 31, 2017 to ₹ 5,609.75 billion at March 31, 2018. Current and savings account (CASA) deposits increased by 17.5% from ₹ 2,468.21 billion at March 31, 2017 to ₹ 2,899.25 billion at March 31, 2018. Term deposits increased by 11.4% from ₹ 2,432.17 billion at March 31, 2017 to ₹ 2,710.50 billion at March 31, 2018. The CASA ratio increased from 50.4% at March 31, 2017 to 51.7% at March 31, 2018.

The Bank had a branch network of 4,867 branches at March 31, 2018 and an ATM network of 14,367 ATMs at March 31, 2018.

The Bank is subject to the Basel III capital adequacy guidelines stipulated by RBI. The total capital adequacy ratio of the Bank at March 31, 2018 (after deduction of proposed dividend from capital funds) in accordance with RBI guidelines on Basel III was 18.42% with a Tier-1 capital adequacy ratio of 15.92% as compared to 17.39% with a Tier-1 capital adequacy ratio of 14.36% at March 31, 2017.

Operating results data

The following table sets forth, for the periods indicated, the operating results data.

₹ in billion, except percentages

Particulars	Fiscal 2017	Fiscal 2018	% change
Interest income	₹ 541.56	₹ 549.66	1.5%
Interest expense	324.19	319.40	(1.5)
Net interest income	**217.37**	**230.26**	**5.9**
Non-interest income			
- Fee income[1]	94.52	103.41	9.4
- Treasury income	85.77	58.02	(32.4)
- Dividend from subsidiaries	14.19	12.14	(14.4)
- Other income (including lease income)	0.57	0.62	8.8
Operating income	**412.42**	**404.45**	**(1.9)**
Operating expenses	147.55	157.04	6.4
Operating profit	**264.87**	**247.41**	**(6.6)**
Provisions, net of write-backs	152.08	173.07	13.8
Profit before tax	**112.79**	**74.34**	**(34.1)**
Tax, including deferred tax	14.78	6.57	(55.5)
Profit after tax	**₹ 98.01**	**₹ 67.77**	**(30.9%)**

1. Includes merchant foreign exchange income and margin on customer derivative transactions.
2. All amounts have been rounded off to the nearest ₹ 10.0 million.
3. Prior period figures have been re-grouped/re-arranged, where necessary.

Key ratios

The following table sets forth, for the periods indicated, the key financial ratios.

Particulars	Fiscal 2017	Fiscal 2018
Return on average equity (%)[1]	10.34	**6.60**
Return on average assets (%)[2]	1.35	**0.87**
Earnings per share (₹)[3]	15.31	**10.56**
Book value per share (₹)[3]	156.18	**163.60**
Fee to income (%)	22.92	**25.57**
Cost to income (%)[4]	35.78	**38.83**

1. Return on average equity is the ratio of the net profit after tax to the quarterly average equity share capital and reserves.
2. Return on average assets is the ratio of net profit after tax to average assets.
3. Shareholders of the Bank approved the issue of bonus shares in ratio of 1:10 on June 12, 2017. Fiscal 2017 numbers have been re-stated.
4. Cost represents operating expense. Income represents net interest income and non-interest income.

MANAGEMENT'S DISCUSSION & ANALYSIS

Net interest income and spread analysis

The following table sets forth, for the periods indicated the net interest income and spread analysis.

₹ in billion, except percentages

Particulars	Fiscal 2017	Fiscal 2018	% change
Interest income	₹ 541.56	₹ 549.66	1.5%
Interest expense	324.19	319.40	(1.5)
Net interest income	**217.37**	230.26	5.9
Average interest-earning assets	6,697.02	7,129.46	6.5
Average interest-bearing liabilities	₹ 5,943.14	₹ 6,382.35	7.4
Net interest margin	3.25%	3.23%	-
Average yield	8.09%	7.71%	-
Average cost of funds	5.45%	5.00%	-
Interest spread	2.64%	2.71%	-

1. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Net interest income increased by 5.9% from ₹ 217.37 billion in fiscal 2017 to ₹ 230.26 billion in fiscal 2018 reflecting an increase of 6.5% in the average volume of interest-earning assets, offset, in part, by a marginal decline in net interest margin by 2 basis points.

The yield on average interest-earning assets decreased by 38 basis points from 8.09% in fiscal 2017 to 7.71% in fiscal 2018. The cost of funds decreased by 45 basis points from 5.45% in fiscal 2017 to 5.00% in fiscal 2018. The interest spread increased by 7 basis points from 2.64% in fiscal 2017 to 2.71% in fiscal 2018. The net interest margin decreased by 2 basis points from 3.25% in fiscal 2017 to 3.23% in fiscal 2018.

The net interest margin for domestic operations increased marginally from 3.59% in fiscal 2017 to 3.60% in fiscal 2018. The cost of domestic funds decreased by 65 basis points from 5.96% in fiscal 2017 to 5.31% in fiscal 2018 primarily due to a decrease in cost of deposits. The yield on domestic interest-earning assets decreased by 49 basis points from 8.77% in fiscal 2017 to 8.28% in fiscal 2018 due to a decrease in yield on advances and investments.

The net interest margin of overseas branches decreased by 81 basis points from 1.30% in fiscal 2017 to 0.49% in fiscal 2018 primarily due to a decrease in yield on interest-earning assets. The yield on overseas interest-earning assets decreased primarily due to a decrease in yield on advances. Yield on advances decreased by 42 basis points from 4.11% in fiscal 2017 to 3.69% in fiscal 2018 primarily due to non-accrual of interest income on NPAs and prepayment of high yielding loans. The cost of funds of overseas branches increased by 5 basis points from 2.98% in fiscal 2017 to 3.03% in fiscal 2018.

The following table sets forth, for the periods indicated, the trend in yield, cost, spread and margin.

Particulars	Fiscal 2017	Fiscal 2018
Yield on interest-earning assets	**8.09%**	**7.71%**
- On advances	8.88	8.63
- On investments	7.23	6.82
- On SLR investments	7.45	7.07
- On other investments	6.57	6.11
- On other interest-earning assets	4.78	3.63
Cost of interest-bearing liabilities	**5.45**	**5.00**
- Cost of deposits	5.39	4.87
- Current and savings account (CASA) deposits	2.99	2.81
- Term deposits	7.25	6.60
- Cost of borrowings	5.61	5.41
Interest spread	**2.64**	**2.71**
Net interest margin	**3.25%**	**3.23%**

The yield on average interest-earning assets decreased by 38 basis points from 8.09% in fiscal 2017 to 7.71% in fiscal 2018 primarily due to the following factors:

* The yield on domestic advances decreased by 56 basis points from 10.07% in fiscal 2017 to 9.51% in fiscal 2018 and the yield on overseas advances decreased by 42 basis points from 4.11% in fiscal 2017 to 3.69% in fiscal 2018. However, due to an increase in the proportion of domestic advances in total advances, the overall yield on average advances decreased by 25 basis points from 8.88% in fiscal 2017 to 8.63% in fiscal 2018. The decrease was primarily due to the following reasons:

    * There have been significant additions to non-performing assets in fiscal 2017 and fiscal 2018. The Bank accounts for interest income on cash basis on NPAs.

    * The Bank's 1-year MCLR decreased by 100 basis points during fiscal 2017, of which a reduction of 75 basis points occurred in January 2017 subsequent to the demonetisation of currency notes. The incremental loans by the Bank during fiscal 2018 were made at lower rates due to reduction in the Bank's MCLR during fiscal 2017. Further, many existing customers with floating rate loans have also re-priced their loans to a lower rate linked to MCLR during fiscal 2018.

* The yield on average interest-earning investments decreased from 7.23% in fiscal 2017 to 6.82% in fiscal 2018. The yield on Statutory Liquidity Ratio (SLR) investments decreased by 38 basis points from 7.45% in fiscal 2017 to 7.07% in fiscal 2018 primarily due to realisation of capital gains in the SLR portfolio and reset of the rate of interest on floating rate bonds at lower levels. The yield on non-SLR investments decreased by 46 basis points from 6.57% in fiscal 2017 to 6.11% in fiscal 2018 primarily due to a decrease in the yield on corporate bonds and debentures, commercial paper and mutual funds.

* The yield on other interest-earning assets decreased from 4.78% in fiscal 2017 to 3.63% in fiscal 2018 primarily due to a decrease in interest income on non-trading interest rate swaps, interest on income tax refund and the yield on Rural Infrastructure and Development Fund (RIDF) and related deposits.

    Interest income on non-trading interest rate swaps, which are undertaken to manage the market risk arising from the assets and liabilities, decreased from ₹ 7.07 billion in fiscal 2017 to ₹ 2.29 billion in fiscal 2018 primarily due to an increase in LIBOR during fiscal 2018 as compared to fiscal 2017.

    Interest on income tax refund was at ₹ 2.63 billion in fiscal 2018 (fiscal 2017: ₹ 4.51 billion). The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds decreased by 45 basis points from 5.45% in fiscal 2017 to 5.00% in fiscal 2018 primarily due to the following factors:

* The cost of average deposits decreased by 52 basis points from 5.39% in fiscal 2017 to 4.87% in fiscal 2018 primarily due to a decrease in cost of term deposits and savings deposits and an increase in the proportion of CASA deposits in total deposits.

    The cost of term deposits decreased by 65 basis points from 7.25% in fiscal 2017 to 6.60% in fiscal 2018 primarily due to a decrease in the cost of domestic term deposits by 74 basis points from 7.40% in fiscal 2017 to 6.66% in fiscal 2018. The Bank reduced retail term deposit rates for select maturities in phases during fiscal 2017 and fiscal 2018. For example, the rate on retail term deposits with maturities between 390 days up to two years declined from 7.50% at April 1, 2016 to 7.00% at April 1, 2017. The rate was further reduced to 6.90% on May 17, 2017 and 6.75% on July 19, 2017.

    Effective August 19, 2017, the Bank reduced its interest rate on savings account deposits by 50 basis points on deposits below ₹ 5.0 million from 4.00% to 3.50%. The average CASA deposits increased from 43.7% of total average deposits in fiscal 2017 to 45.6% of total average deposits in fiscal 2018.

MANAGEMENT'S DISCUSSION & ANALYSIS

* The cost of borrowings decreased by 20 basis points from 5.61% in fiscal 2017 to 5.41% in fiscal 2018 primarily due to a decrease in interest expense on funding swaps and lower cost of refinance borrowings, offset, in part, by a decrease in term borrowings which are relatively lower cost.

The Bank's yield on advances, interest income, net interest income and net interest margin are likely to continue to be impacted going forward, due to the tightening of systemic liquidity, changes in benchmark lending rates and deposit rates, competitive market conditions, focus on lending to higher rated corporates, migration of I-Base rate linked floating rate loans to MCLR and non-accrual of income on NPAs.

In the Statement on Development and Regulatory policies released by RBI in February 2018, RBI decided to harmonise the methodology of determining benchmark rates by linking the Base Rate to the MCLR with effect from April 1, 2018. RBI is yet to issue the necessary instructions. Further, an internal study group of RBI has proposed that all floating rate loans extended from April 1, 2018 be referenced to an external benchmark. The Group also suggested that the periodicity of resetting the interest rates be once a quarter and that banks should migrate all existing lending rates to the new benchmark without any additional charges for switchover within a year. Any change in the methodology of determining benchmark rates may impact our interest income, yield on advances, net interest income and net interest margin.

The following table sets forth, for the period indicated, the trend in average interest-earning assets and average interest-bearing liabilities:

₹ in billion, except percentages

Particulars	Fiscal 2017	Fiscal 2018	% change
Advances	₹ 4,459.84	₹ 4,736.93	6.2%
Interest-earning investments[1]	1,573.06	1,695.33	7.8
Other interest-earning assets	664.12	697.20	5.0
Total interest-earning assets	**6,697.02**	**7,129.46**	**6.5**
Deposits	4,242.69	4,809.02	13.3
Borrowings[1,2]	1,700.45	1,573.33	(7.5)
Total interest-bearing liabilities	**₹ 5,943.14**	**₹ 6,382.35**	**7.4%**

1. *Average investments and average borrowings include average short-term repurchase transactions.*
2. *Borrowings exclude preference share capital.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The average interest-earning assets increased by 6.5% from ₹ 6,697.02 billion in fiscal 2017 to ₹ 7,129.46 billion in fiscal 2018. The increase in average interest-earning assets was primarily on account of an increase in average advances by ₹ 277.09 billion and average interest-earning investments by ₹ 122.27 billion.

Average advances increased by 6.2% from ₹ 4,459.84 billion in fiscal 2017 to ₹ 4,736.93 billion in fiscal 2018 primarily due to an increase in domestic advances, offset, in part, by a decrease in overseas advances.

Average interest-earning investments increased by 7.8% from ₹ 1,573.06 billion in fiscal 2017 to ₹ 1,695.33 billion in fiscal 2018, primarily due to an increase in SLR investments by 6.4% from ₹ 1,181.10 billion in fiscal 2017 to ₹ 1,256.31 billion in fiscal 2018 and an increase in interest-earning non-SLR investments by 12.0% from ₹ 391.96 billion in fiscal 2017 to ₹ 439.02 billion in fiscal 2018. Average interest-earning non-SLR investments increased primarily due to an increase in investments in pass through certificates, commercial papers, mutual funds and equity shares, offset, in part, by maturity of investments in government bonds held by foreign branches.

Average other interest-earning assets increased by 5.0% from ₹ 664.12 billion in fiscal 2017 to ₹ 697.20 billion in fiscal 2018 primarily due to an increase in call and term money lent, offset, in part, by a decrease in RIDF and related deposits.

Average interest-bearing liabilities increased by 7.4% from ₹ 5,943.14 billion in fiscal 2017 to ₹ 6,382.35 billion in fiscal 2018 primarily due to an increase in average deposits by ₹ 566.33 billion, offset, in part, by a decrease in average borrowings by ₹ 127.12 billion.

Average deposits increased by 13.3% from ₹ 4,242.69 billion in fiscal 2017 to ₹ 4,809.02 billion in fiscal 2018 due to an increase in average CASA deposits by ₹ 339.05 billion and an increase in average term deposits by ₹ 227.28 billion.

Average borrowings decreased by 7.5% from ₹ 1,700.45 billion in fiscal 2017 to ₹ 1,573.33 billion in fiscal 2018 primarily due to a decrease in foreign currency term borrowings, borrowings under liquidity adjustment facility with RBI and refinance borrowings.

Non-interest income

The following tables set forth, for the periods indicated, the principal components of non-interest income.

₹ in billion, except percentages

Particulars	Fiscal 2017	Fiscal 2018	% change
Fee income[1]	₹ 94.52	₹ 103.41	9.4%
Income from treasury-related activities	85.77	58.02	(32.4)
Dividend from subsidiaries	14.19	12.14	(14.4)
Other income (including lease income)	0.57	0.62	8.8
Total non-interest income	₹ 195.05	₹ 174.19	(10.7%)

1. *Includes merchant foreign exchange income and income on customer derivative transactions.*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income including lease income. The non-interest income decreased by 10.7% from ₹ 195.05 billion in fiscal 2017 to ₹ 174.19 billion in fiscal 2018 primarily due to a decrease in income from treasury-related activities, offset, in part, by an increase in fee income.

Fee income

Fee income primarily includes fees from corporate clients such as loan processing fees and transaction banking fees and fees from retail customers such as loan processing fees, fees from cards business, account servicing charges and third party referral fees.

Fee income increased by 9.4% from ₹ 94.52 billion in fiscal 2017 to ₹ 103.41 billion in fiscal 2018 primarily due to an increase in transaction banking fees, third party referral fees, lending linked fees and income from forex and derivatives products, offset, in part, by a decrease in commercial banking fees.

Profit/(loss) on treasury-related activities (net)

Income from treasury-related activities includes income from sale of investments and unrealised profit/(loss) on account of revaluation of investments in the fixed income portfolio, equity and preference shares portfolio, units of venture funds and security receipts issued by asset reconstruction companies.

Profit from treasury-related activities decreased from ₹ 85.77 billion in fiscal 2017 to ₹ 58.02 billion in fiscal 2018 primarily due to a decrease in realised gain on government securities and other fixed income investments due to an increase in yield on fixed income securities in the latter part of fiscal 2018. In fiscal 2018, the Bank made a net gain of ₹ 20.12 billion on sale of equity shares of ICICI Lombard General Insurance Company Limited and a net gain of ₹ 33.20 billion on sale of equity shares of ICICI Securities Limited through an offer for sale in their IPOs. In fiscal 2017, the Bank had made a net gain of ₹ 56.82 billion on sale of equity shares of ICICI Prudential Life Insurance Company Limited through offer for sale in their IPO.

MANAGEMENT'S DISCUSSION & ANALYSIS

Dividend from subsidiaries

Dividend from subsidiaries decreased by 14.4% from ₹ 14.19 billion in fiscal 2017 to ₹ 12.14 billion in fiscal 2018. The following table sets forth, for the periods indicated, the details of dividend received from subsidiaries:

₹ in billion

Name of the entity	Fiscal 2017	Fiscal 2018
ICICI Prudential Life Insurance Company Limited	5.45	5.44
ICICI Prudential Asset Management Company Limited	1.63	2.27
ICICI Securities Limited	2.05	1.77
ICICI Bank Canada	0.21	1.09
ICICI Securities Primary Dealership Limited	2.78	0.67
ICICI Home Finance Company Limited	1.07	0.50
ICICI Lombard General Insurance Company Limited	1.00	0.40
ICICI Prudential Trust	0.00[1]	0.00[1]
Total dividend	**14.19**	**12.14**

1. Insignificant amount.
2. All amounts have been rounded off to the nearest ₹ 10.0 million.

Other income (including lease income)

Other income increased from ₹ 0.57 billion in fiscal 2017 to ₹ 0.62 billion in fiscal 2018.

Operating expense

The following table sets forth, for the periods indicated, the principal components of operating expenses.

₹ in billion, except percentages

Particulars	Fiscal 2017	Fiscal 2018	% change
Payments to and provisions for employees	₹ 57.34	₹ 59.14	3.1%
Depreciation on owned property (including non-banking assets)	7.58	7.81	3.0
Other administrative expenses	82.63	90.09	9.0
Total operating expenses	**₹ 147.55**	**₹ 157.04**	**6.4%**

1. All amounts have been rounded off to the nearest ₹ 10.0 million.

Operating expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Operating expenses increased by 6.4% from ₹ 147.55 billion in fiscal 2017 to ₹ 157.04 billion in fiscal 2018.

Payments to and provisions for employees

Employee expenses increased by 3.1% from ₹ 57.34 billion in fiscal 2017 to ₹ 59.14 billion in fiscal 2018 primarily on account of higher salary due to annual increments and promotions and an increase in average staff strength. The average staff strength increased from 79,671 for fiscal 2017 to 83,577 for fiscal 2018 (number of employees at March 31, 2017: 82,841 and at March 31, 2018: 82,724). The increase was primarily in retail and rural businesses. The employee base includes sales executives, employees on fixed term contracts and interns. This increase in cost was offset, in part, by a decrease in provision for retirement benefit obligations due to increase in the discount rate which is linked to the yield on government securities.

Depreciation

Depreciation on owned properties increased by 3.0% from ₹ 7.58 billion in fiscal 2017 to ₹ 7.81 billion in fiscal 2018.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisements, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses increased by 9.0% from ₹ 82.63 billion in fiscal 2017 to ₹ 90.09 billion in fiscal 2018. The increase in other administrative expenses was primarily due to an increase in retail business volumes.

Provisions and contingencies (excluding provisions for tax)

The following table sets forth, for the periods indicated, the components of provisions and contingencies.

₹ in billion, except percentages

Particulars	Fiscal 2017	Fiscal 2018	% change
Provision for non-performing and other assets[1]	₹ 146.86	₹ 142.45	(3.0%)
Provision for investments (including credit substitutes) (net)	6.09	18.77	-
Provision for standard assets	(3.39)	2.77	-
Others	2.52	9.08	-
Total provisions and contingencies (excluding provision for tax)	₹ 152.08	₹ 173.07	13.8%

1. *Includes restructuring related provision.*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Provisions are made by the Bank on standard, sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided for/written off as required by RBI guidelines. For loans and advances of overseas branches, provisions are made as per RBI regulations or host country regulations, whichever is higher. Provisions on retail non-performing loans are made at the borrower level in accordance with the retail assets provisioning policy of the Bank, subject to the minimum provisioning levels prescribed by RBI. The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with RBI directions, including RBI direction for provision on accounts referred to NCLT under IBC. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirement. In respect of non-retail loans reported as fraud to RBI and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period of four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately.

Provision on loans and advances restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of loans and advances by banks. In addition to the specific provision on NPAs, the Bank maintains a general provision on standard loans and advances at rates prescribed by RBI. For standard loans and advances in overseas branches, the general provision is made at the higher of host country regulatory requirements and RBI requirements. The Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors. The Bank makes floating provision as per a Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision can be utilised with the approval of the Board and RBI.

Provisions and contingencies (excluding provisions for tax) increased from ₹ 152.08 billion in fiscal 2017 to ₹ 173.07 billion in fiscal 2018.

Provision for advances in fiscal 2018 remained elevated at ₹ 142.45 billion as compared to ₹ 146.86 billion in fiscal 2017 primarily due to high additions to NPAs in the corporate and small and medium enterprises loan portfolio, provision on certain cases referred to NCLT under the provisions of IBC and provisions on loan classified as NPAs in earlier years. The additions to NPAs during fiscal 2018 included the impact of revised framework for resolution of stressed assets issued by RBI in February 2018, which superceded the earlier guidelines on SDR, change in ownership outside SDR (except projects under implementation) and S4A with immediate effect. Under the revised framework, the stand-still benefits for accounts where any of these schemes had been invoked but not yet implemented were withdrawn and the accounts were classified as per the extant RBI norms on asset classification.

In fiscal 2018, the Bank also made a provision for frauds amounting to ₹ 5.25 billion through reserves and surplus on certain non-retail accounts, which will be reversed and recognised through the profit and loss account in fiscal 2019, as permitted by RBI.

During the three months ended June 30, 2017 and September 30, 2017, RBI advised the banks to initiate insolvency resolution process under the provisions of IBC for certain specific accounts. RBI also required the banks to make provision

MANAGEMENT'S DISCUSSION & ANALYSIS

at 50% of the secured portion and 100% of the unsecured portion, or provision as per extant RBI guideline on asset classification norms, whichever is higher. Subsequently, in April 2018, RBI revised the provisioning requirements in respect of these specified cases from 50% of secured portion to 40% of secured portion at March 31, 2018 and to 50% of the secured portion at June 30, 2018.

Provision for investments increased from ₹ 6.09 billion in fiscal 2017 to ₹ 18.77 billion in fiscal 2018 primarily due to provision on equity shares, bonds and debentures and preference shares on loan conversion cases under SDR/S4A schemes.

Provision for standard assets increased from a write-back of ₹ 3.39 billion in fiscal 2017 to provision of ₹ 2.77 billion in fiscal 2018 primarily due to provision made on certain identified stressed sectors as per the RBI guidelines and increase in loan portfolio. In April 2017, RBI through its circular advised the banks that the provisioning rates prescribed under the prudential norms circular are the regulatory minimum and banks are encouraged to make provisions at higher rates in respect of advances to stressed sectors of the economy and had specifically highlighted the telecom sector. Accordingly, during fiscal 2018, the Bank as per its Board-approved policy made additional general provision amounting to ₹ 1.91 billion on standard loans to borrowers. The cumulative general provision held at March 31, 2018 was ₹ 25.91 billion (March 31, 2017: ₹ 23.13 billion).

Other provisions and contingencies increased from ₹ 2.52 billion in fiscal 2017 to ₹ 9.08 billion in fiscal 2018 primarily due to provision on non-banking assets.

Tax expense

The income tax expense decreased by 55.5% from ₹ 14.78 billion in fiscal 2017 to ₹ 6.57 billion in fiscal 2018. The effective tax rate decreased from 13.1% in fiscal 2017 to 8.8% in fiscal 2018, primarily reflecting the composition of income.

Financial condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

₹ in billion, except percentages

Assets	At March 31, 2017	At March 31, 2018	% change
Cash and bank balances	₹ 757.13	₹ 841.69	11.2%
Investments	1,615.07	2,029.94	25.7
- Government and other approved investments[1]	1,085.39	1,384.27	27.5
- Equity investment in subsidiaries	103.23	98.32	(4.8)
- Other investments	426.45	547.35	28.4
Advances	4,642.32	5,123.95	10.4
- Domestic	3,892.39	4,479.65	15.1
- Overseas branches	749.93	644.30	(14.1)
Fixed assets (including leased assets)	78.05	79.04	1.3
Other assets	625.34	717.27	14.7
- RIDF and other related deposits[2]	241.13	269.25	11.7
Total assets	₹ 7,717.91	₹ 8,791.89	13.9%

1. *Banks in India are required to maintain a specified percentage, currently 19.50% (at March 31, 2018), of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.*
2. *Deposits made in Rural Infrastructure Development Fund and other related deposits pursuant to shortfall in the amount required to be lent to certain specified sectors called priority sector as per RBI guidelines.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Total assets of the Bank increased by 13.9% from ₹ 7,717.91 billion at March 31, 2017 to ₹ 8,791.89 billion at March 31, 2018, primarily due to a 10.4% increase in advances, 11.2% increase in cash and cash equivalents and 14.7% increase in other assets.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with RBI and other banks, including money at call and short notice. Cash and cash equivalents increased from ₹ 757.13 billion at March 31, 2017 to ₹ 841.69 billion at March 31, 2018 primarily due to an increase in balances with banks outside India and foreign currency term money lent, offset, in part, by a decrease in money at call and short notice.

Investments

Total investments increased by 25.7% from ₹ 1,615.07 billion at March 31, 2017 to ₹ 2,029.94 billion at March 31, 2018 primarily due to an increase in investments in government securities by ₹ 287.77 billion, commercial paper by ₹ 57.35 billion, bonds and debentures by ₹ 53.14 billion and certificate of deposits by ₹ 39.19 billion.

At March 31, 2018, the Bank had an outstanding net investment of ₹ 34.38 billion in security receipts issued by asset reconstruction companies compared to ₹ 32.86 billion at March 31, 2017.

Advances

Net advances increased by 10.4% from ₹ 4,642.32 billion at March 31, 2017 to ₹ 5,123.95 billion at March 31, 2018 primarily due to an increase in domestic advances, offset, in part, by a decrease in overseas advances. Domestic advances increased by 15.1% from ₹ 3,892.39 billion at March 31, 2017 to ₹ 4,479.65 billion at March 31, 2018. Net advances of overseas branches decreased by 14.1% from ₹ 749.93 billion at March 31, 2017 to ₹ 644.30 billion at March 31, 2018.

Fixed and other assets

Fixed assets (net block) increased by 1.3% from ₹ 78.05 billion at March 31, 2017 to ₹ 79.04 billion at March 31, 2018.

Other assets increased from ₹ 625.34 billion at March 31, 2017 to ₹ 717.27 billion at March 31, 2018 primarily due to an increase in trade receivables and RIDF and related deposits. RIDF and other related deposits made in lieu of shortfall in directed lending requirements increased from ₹ 241.13 billion at March 31, 2017 to ₹ 269.25 billion at March 31, 2018.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

₹ in billion, except percentages

Liabilities	At March 31, 2017	At March 31, 2018	% change
Equity share capital	₹ 11.71	₹ 12.92	10.3%
Reserves	987.80	1,038.68	5.2
Deposits	4,900.39	5,609.75	14.5
- Savings deposits	1,718.38	2,009.67	17.0
- Current deposits	749.83	889.58	18.6
- Term deposits	2,432.17	2,710.50	11.4
Borrowings (excluding subordinated debt and preference share capital)	1,129.66	1,510.25	33.7
- Domestic	326.19	696.30	-
- Overseas branches	803.47	813.95	1.3
Subordinated debt (included in Tier-1 and Tier-2 capital)	342.40	314.84	(8.0)
- Domestic	342.40	314.84	(8.0)
- Overseas branches	-	-	-
Preference share capital[1]	3.50	3.50	0.0
Other liabilities	342.45	301.96	(11.8)
Total liabilities	**₹ 7,717.91**	**₹ 8,791.89**	**13.9%**

1. *Included in Schedule 4 - "Borrowings" of the balance sheet.*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

MANAGEMENT'S DISCUSSION & ANALYSIS

Total liabilities (including capital and reserves) increased by 13.9% from ₹ 7,717.91 billion at March 31, 2017 to ₹ 8,791.89 billion at March 31, 2018 primarily due to a 14.5% increase in deposits and 23.9% increase in borrowings.

Deposits

Deposits increased by 14.5% from ₹ 4,900.39 billion at March 31, 2017 to ₹ 5,609.75 billion at March 31, 2018.

Term deposits increased by 11.4% from ₹ 2,432.17 billion at March 31, 2017 to ₹ 2,710.50 billion at March 31, 2018. Savings account deposits increased by 17.0% from ₹ 1,718.38 billion at March 31, 2017 to ₹ 2,009.67 billion at March 31, 2018 and current account deposits increased by 18.6% from ₹ 749.83 billion at March 31, 2017 to ₹ 889.58 billion at March 31, 2018. The current and savings account deposits increased from ₹ 2,468.22 billion at March 31, 2017 to ₹ 2,899.25 billion at March 31, 2018. CASA ratio increased from 50.4% at March 31, 2017 to 51.7% at March 31, 2018.

Total deposits at March 31, 2018 formed 75.5% of the funding (i.e., deposits and borrowings, other than preference share capital).

Borrowings

Borrowings increased by 23.9% from ₹ 1,475.56 billion at March 31, 2017 to ₹ 1,828.59 billion at March 31, 2018 primarily due to an increase in borrowings with RBI under liquidity adjustment facility, refinance borrowings and foreign currency call money borrowings, offset, in part, by a decrease in foreign currency subordinated bond borrowings. Borrowings of overseas branches increased by 1.3% from ₹ 803.47 billion at March 31, 2017 to ₹ 813.95 billion at March 31, 2018.

Other liabilities

Other liabilities decreased by 11.8% from ₹ 342.45 billion at March 31, 2017 to ₹ 301.96 billion at March 31, 2018 primarily due to a decrease in security deposits and bills payable.

Equity share capital and reserves

Equity share capital and reserves increased from ₹ 999.51 billion at March 31, 2017 to ₹ 1,051.59 billion at March 31, 2018 primarily due to accretion to reserves out of profit. In fiscal 2018, the Bank made a provision for frauds amounting to ₹ 5.25 billion through reserves and surplus on certain non-retail accounts, which will be reversed and recognised through the profit and loss account in the subsequent quarters of next fiscal year, as permitted by RBI.

Off balance sheet items, commitments and contingencies

The following table sets forth, for the periods indicated, the principal components of contingent liabilities.

₹ in billion

Particulars	At March 31, 2017	At March 31, 2018
Claims against the Bank, not acknowledged as debts	₹ 46.43	₹ 62.66
Liability for partly paid investments	0.01	0.01
Notional principal amount of outstanding forward exchange contracts	4,272.34	4,326.69
Guarantees given on behalf of constituents	929.99	945.36
Acceptances, endorsements and other obligations	478.37	410.04
Notional principal amount of currency swaps	410.83	416.99
Notional principal amount of interest rate swaps and currency options and interest rate futures	4,131.19	6,592.93
Other items for which the Bank is contingently liable	40.78	137.76
Total	₹ 10,309.94	₹ 12,892.44

1. All amounts have been rounded off to the nearest ₹ 10.0 million.

Contingent liabilities increased from ₹ 10,309.94 billion at March 31, 2017 to ₹ 12,892.44 billion at March 31, 2018 primarily due to an increase in notional amount of interest rate swaps and currency options. The notional amount of interest rate swaps and currency options increased from ₹ 4,131.19 billion at March 31, 2017 to ₹ 6,592.93 billion at March 31, 2018 primarily due to an increase in outstanding position of overnight index swaps.

Claims against the Bank, not acknowledged as debts, represents demands made in certain tax and legal matters against the Bank in the normal course of business and customer claims arising in fraud cases. In accordance with the Bank's accounting policy and Accounting Standard 29, the Bank has reviewed and classified these items as possible obligations based on legal opinion/judicial precedents/assessment by the Bank. No provision in excess of provisions already made in the financial statements is considered necessary. Claims against the Bank, not acknowledged as debts increased from ₹ 46.43 billion at March 31, 2017 to ₹ 62.66 billion at March 31, 2018 primarily due to an increase in demands made in tax matters against the Bank.

The Bank enters into foreign exchange contracts in its normal course of business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts, which are derivative instruments. With respect to the transactions entered into with its customers, the Bank generally enters into offsetting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.

As a part of project financing and commercial banking activities, the Bank has issued guarantees to support regular business activities of clients. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfil its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation, including advance payment guarantee. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally issued for a period not exceeding ten years. The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Cash margins available to reimburse losses realised under guarantees amounted to ₹ 136.65 billion at March 31, 2018 compared to ₹ 84.60 billion at March 31, 2017. Other property or security may also be available to the Bank to cover potential losses under guarantees.

The Bank is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account in domestic operations aggregated to ₹ 4.87 billion at March 31, 2018 compared to ₹ 5.11 billion at March 31, 2017.

Other items for which the Bank is contingently liable increased from ₹ 40.78 billion at March 31, 2017 to ₹ 137.76 billion at March 31, 2018 primarily due to pending settlement for purchase/sale of Government of India securities where settlement date method of accounting is followed in accordance with RBI guidelines.

Capital resources

The Bank actively manages its capital to meet regulatory norms, current and future business needs and the risks in its businesses. The capital management framework of the Bank is administered by the Finance Group and the Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is reported to the Board and the Risk Committee periodically.

Regulatory capital

The Bank is subject to the Basel III guidelines issued by RBI, effective from April 1, 2013, which are being implemented in a phased manner by March 31, 2019 as per the transitional arrangement provided by RBI for Basel III implementation. The Basel III rules on capital consist of measures for improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At March 31, 2018, the Bank was required to maintain a minimum Common Equity Tier-1 (CET1) capital ratio of 7.475%, minimum Tier-1 capital ratio of 8.975% and minimum total capital ratio of 10.975%. The minimum total capital requirement includes a capital conservation buffer of 1.875% and capital surcharge of 0.10% on account of the Bank being designated as a Domestic Systemically Important Bank (D-SIB). Under Pillar 1 of the RBI guidelines on Basel III, the Bank follows the standardised approach for measurement of credit risk, standardised duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following table sets forth the capital adequacy ratios computed in accordance with Basel III guidelines of RBI at March 31, 2017 and March 31, 2018.

₹ in billion, except percentages

Basel III	At March 31, 2017	At March 31, 2018[2]
CET1 capital	858.39	915.87
Tier-1 capital	897.25	1,010.64
Tier-2 capital	189.41	159.14
Total capital	1,086.66	1,169.78
Credit Risk — Risk Weighted Assets (RWA)	5,266.99	5,220.54
On balance sheet	4,363.08	4,433.49
Off balance sheet	903.91	787.05
Market Risk — RWA	420.25	523.37
Operational Risk — RWA	560.78	605.17
Total RWA	6,248.02	6,349.08
Total capital adequacy ratio	17.39%	18.42%
CET1 capital adequacy ratio	13.74%	14.43%
Tier-1 capital adequacy ratio	14.36%	15.92%
Tier-2 capital adequacy ratio	3.03%	2.50%

1.   All amounts have been rounded off to the nearest ₹ 10.0 million.
2.   The proposed dividend has been reduced from capital funds though not deducted from net worth for the purpose of financial reporting at March 31, 2018

At March 31, 2018, the Bank's Tier-1 capital adequacy ratio was 15.92% as against the requirement of 8.975% and total capital adequacy ratio was 18.42% as against the requirement of 10.975%.

Movement in the capital funds and risk weighted assets from March 31, 2017 to March 31, 2018 as per Basel III norms

Capital funds (net of deductions) increased by ₹ 83.12 billion from ₹ 1,086.66 billion at March 31, 2017 to ₹ 1,169.78 billion at March 31, 2018 primarily due to inclusion of retained earnings for fiscal 2018, repatriation of capital from overseas banking subsidiary, sale of partial shareholding in subsidiaries and issuance of Additional Tier 1 (AT-1) capital instruments of ₹ 55.55 billion during fiscal 2018, offset, in part, by decrease in eligible amount of non-common equity capital due to application of Basel III grandfathering rules.

Credit risk RWA decreased by ₹ 46.45 billion from ₹ 5,266.99 billion at March 31, 2017 to ₹ 5,220.54 billion at March 31, 2018 primarily due to a decrease of ₹ 116.86 billion in RWA for off-balance sheet assets, offset, in part, by an increase of ₹ 70.41 billion in RWA for on-balance sheet assets.

Market risk RWA increased by ₹ 103.12 billion from ₹ 420.25 billion at March 31, 2017 to ₹ 523.37 billion at March 31, 2018 primarily due to an increase in the portfolio of equity investments and fixed income securities.

Operational risk RWA increased by ₹ 44.39 billion from ₹ 560.78 billion at March 31, 2017 to ₹ 605.17 billion at March 31, 2018. The operational risk capital charge is computed based on 15% of the average of the previous three financial years' gross income and is revised on an annual basis at June 30. RWA is arrived at by multiplying the capital charge by 12.5. RWA as a percentage of average assets was 81.8% at March 31, 2018 (at March 31, 2017: 85.9%).

Internal assessment of capital

The capital management framework of the Bank includes a comprehensive internal capital adequacy assessment process conducted annually, which determines the adequate level of capitalisation necessary to meet regulatory norms and current and future business needs, including under stress scenarios. The internal capital adequacy assessment process is undertaken at both the standalone bank level and the consolidated group level. The internal capital adequacy assessment process encompasses capital planning for a four-year time horizon, identification and measurement of material risks and the relationship between risk and capital.

The capital management framework is complemented by the risk management framework, which covers the policies, processes, methodologies and frameworks established for the management of material risks. Stress testing, which is a key aspect of the internal capital adequacy assessment process and the risk management framework, provides an insight into the impact of extreme but plausible scenarios on the Bank's risk profile and capital position. Based on the stress testing framework approved by the Board, the Bank conducts stress tests on various portfolios and assesses the impact on the capital ratios and the adequacy of capital buffers for current and future periods. The Bank periodically assesses and refines its stress testing framework in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions and the operating environment. The business and capital plans and the stress testing results of certain key group entities are integrated into the internal capital adequacy assessment process.

Based on the internal capital adequacy assessment process, the Bank determines the level of capital that needs to be maintained by considering the following in an integrated manner:

* strategic focus, business plan and growth objectives;

* regulatory capital requirements as per RBI guidelines;

* assessment of material risks and impact of stress testing;

* future strategy with regard to investments or divestments in subsidiaries; and

* evaluation of options to raise capital from domestic and overseas markets, as permitted by RBI from time to time.

The Bank continues to monitor relevant developments and believes that its current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable it to maintain the necessary levels of capital as required by regulations while continuing to grow its business.

ASSET QUALITY AND COMPOSITION

Loan concentration

The Bank follows a policy of portfolio diversification and evaluates its total financing exposure to a particular industry in light of its forecasts of growth and profitability for that industry. The Bank's Credit Risk Management Group monitors all major sectors of the economy and specifically tracks industries in which the Bank has credit exposures. The Bank monitors developments in various sectors to assess potential risks in its portfolio and new business opportunities. The Bank's policy is to limit its portfolio to any particular industry (other than retail loans) to 15.0% of its total exposure. In addition, the Bank has strengthened its framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track record of the borrowers. The exposure limits for lower rated borrowers and groups are substantially lower than the regulatory limits.

The following table sets forth, at the dates indicated, the composition of the Bank's gross advances (net of write-offs).

₹ in billion, except percentages

Particulars	March 31, 2017		March 31, 2018	
	Total advances	% of total advances	Total advances	% of total advances
Retail finance[1,2]	₹ 2,440.38	50.6%	₹ 2,939.95	54.7%
Services – finance	273.05	5.7	342.11	6.4
Power	302.84	6.3	276.76	5.1
Road, ports, telecom, urban development and other infrastructure	228.80	4.7	204.50	3.8

MANAGEMENT'S DISCUSSION & ANALYSIS

Particulars	March 31, 2017		March 31, 2018	
	Total advances	% of total advances	Total advances	% of total advances
Iron/steel and products	235.62	4.9	203.18	3.8
Services – non-finance	180.77	3.7	172.74	3.2
Crude petroleum/refining and petrochemicals	66.59	1.4	132.80	2.5
Wholesale/retail trade	115.70	2.4	125.87	2.3
Construction	98.71	2.0	117.65	2.2
Mining	108.01	2.2	105.06	1.9
Electronics and engineering	73.75	1.5	81.40	1.5
Cement	75.40	1.6	63.07	1.2
Food and beverages	70.37	1.5	58.59	1.1
Metal & products (excluding iron & steel)	89.72	1.9	49.02	0.9
Other industries[3]	464.89	9.6	506.75	9.4
Total	**₹ 4,824.60**	**100.0%**	**₹ 5,379.45**	**100.0%**

1. *Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.*
2. *Includes loans against FCNR deposits of ₹ 15.48 billion at March 31, 2018 (March 31, 2017: ₹ 14.99 billion).*
3. *Other industries primarily include developer financing portfolio, gems and jewellery, chemical and fertilisers, textile, manufacturing products (excluding metal), automobiles, drugs and pharmaceuticals and FMCG.*
4. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The Bank's capital allocation framework is focused on higher growth in retail and rural lending and selective lending to corporate sector with focus on an increase in lending to higher rated corporates. Given the focus on the above priorities, gross retail finance advances (including loans against FCNR deposits) increased by 20.5% in fiscal 2018 compared to an increase of 11.5% in total gross advances. As a result, the share of gross retail finance advances increased from 50.6% of gross advances at March 31, 2017 to 54.7% of gross advances at March 31, 2018. The proportion of exposure to borrowers internally rated A- and above, in the top 20 borrowers (excluding banks) increased from 75.3% at March 31, 2017 to 96.0% at March 31, 2018.

The following table sets forth, at the dates indicated, the composition of the Bank's gross (net of write-offs) outstanding retail finance portfolio.

₹ in billion, except percentages

Particulars	March 31, 2017		March 31, 2018	
	Total retail advances	% of total retail advances	Total retail advances	% of total retail advances
Home loans	₹ 1,281.90	52.5%	₹ 1,505.43	51.2%
Rural loans	370.25	15.2	443.06	15.1
Automobile loans	256.09	10.5	294.91	10.0
Personal loans	143.65	5.9	211.82	7.2
Business banking[1]	126.88	5.2	175.24	6.0
Commercial business	150.26	6.2	173.18	5.9
Credit cards	75.44	3.1	96.39	3.3
Others[2,3]	35.91	1.4	39.92	1.3
Total retail finance portfolio[3]	**₹ 2,440.38**	**100.0%**	**₹ 2,939.95**	**100.0%**

1. *Includes dealer financing and small ticket loans to small businesses.*
2. *Includes loans against securities*
3. *Includes loans against FCNR deposits of ₹ 15.48 billion at March 31, 2018 (March 31, 2017: ₹ 14.99 billion).*
4. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The net domestic retail loan portfolio of the Bank grew by 20.6% during fiscal 2018.

Directed Lending

RBI requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending and Investment

The RBI guidelines on priority sector lending require banks to lend 40.0% of their adjusted net bank credit (ANBC), to fund certain types of activities carried out by specified borrowers. The definition of ANBC includes bank credit in India adjusted by bills rediscounted with the RBI and other approved financial institutions and certain investments including priority sector lending certificates and investments in Rural Infrastructure Development Fund and other specified funds on account of priority sector shortfall and is computed with reference to the outstanding amount at corresponding date of the preceding year as prescribed by the RBI guidelines 'Master Direction – Priority Sector Lending – Targets and Classification'. Further RBI allows exclusion from ANBC for loans extended in India against incremental foreign currency non-resident (bank)/non-resident external deposits during specified period and funds raised by way of issue of long-term bonds for financing infrastructure and low-cost housing, subject to certain limits.

As prescribed by RBI's Master Direction on 'Priority Sector Lending - Targets and Classification' dated July 7, 2016, the priority sectors include categories such as agriculture, micro, small and medium enterprises, education, housing, social infrastructure, renewable energy and export credit. Out of the overall target of 40.0%, banks are required to lend a minimum of 18.0% of their ANBC to the agriculture sector. Sub-targets of 8.0% for lending to small & marginal farmers (out of agriculture) and 7.5% lending target to micro-enterprises have been introduced from fiscal 2016. The RBI has directed banks to maintain direct lending to non-corporate farmers at the banking system's average level for the last three years, failing which banks will attract penalties for the shortfall. The RBI would notify the banks of the banking system's average level at the beginning of each year. RBI has notified a target level of 11.78% of ANBC for this purpose for fiscal 2018. The banks are also required to lend 10.0% of their ANBC to certain borrowers under the "weaker section" category. Priority sector lending achievement is evaluated on a quarterly average basis from fiscal 2017 instead of only at the year-end.

The Bank is required to comply with the priority sector lending requirements prescribed by RBI from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited in funds with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India, the National Housing Bank, MUDRA Limited and other financial institutions as decided by RBI from time to time, based on the allocations made by RBI. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At March 31, 2018, the Bank's total investment in such bonds was ₹ 269.25 billion, which was fully eligible for consideration in overall priority sector lending achievement.

As prescribed by the RBI guideline, the Bank's priority sector lending achievement is computed on a quarterly average basis from fiscal 2017 onwards. Total average priority sector lending for fiscal 2018 was ₹ 1,500.78 billion (fiscal 2017: ₹ 1,399.41 billion) constituting 37.7% (fiscal 2017: 39.9%) of ANBC, against the requirement of 40.0% of ANBC. The average lending to the agriculture sector was ₹ 587.55 billion (fiscal 2017: ₹ 547.36 billion) constituting 14.8% (fiscal 2017: 15.6%) of ANBC against the requirement of 18.0% of ANBC. The average advances to weaker sections were ₹ 246.63 billion (fiscal 2017: ₹ 220.87 billion) constituting 6.2% (fiscal 2017: 6.3%) of ANBC against the requirement of 10.0% of ANBC. Average lending to small and marginal farmers was ₹ 170.72 billion (fiscal 2017: ₹ 142.16 billion) constituting 4.3% (fiscal 2017: 4.1%) of ANBC against the requirement of 8.0% of ANBC. The average lending to micro enterprises was ₹ 266.32 billion (fiscal 2017: ₹ 241.22 billion) constituting 6.7% (fiscal 2017: 6.9%) of ANBC against the requirement of 7.5% of ANBC. The average lending to non-corporate farmers was ₹ 352.03 billion (fiscal 2017: ₹ 300.86 billion) constituting 8.9% (fiscal 2017: 8.6%) of ANBC against the requirement of 11.78% of ANBC.

Classification of loans

The Bank classifies its assets as performing and non-performing in accordance with RBI guidelines. Under RBI guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. RBI guidelines also require an asset to be classified as non-performing based on certain other criteria like restructuring of a loan, inability of a borrower to complete a project funded by the Bank within stipulated timelines and certain other non-financial parameters. In respect of borrowers where loans and advances made by overseas branches are identified

MANAGEMENT'S DISCUSSION & ANALYSIS

as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per RBI guidelines, the amount outstanding in the host country is classified as non-performing.

RBI has separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it fails to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it fails to commence operations within 12 months from the documented date of such commencement.

RBI also has separate guidelines for restructured loans. Upto March 31, 2015, a fully secured standard asset could be restructured by re-schedulement of principal repayments and/or the interest element, but had to be separately disclosed as a restructured asset. The diminution in the fair value of the restructured loan, if any, measured in present value terms, was either written off or a provision was made to the extent of the diminution involved. Similar guidelines applied for restructuring of sub-standard loans. Loans restructured after April 1, 2015 (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period) by re-schedulement of principal repayments and/or the interest element are classified as non-performing. For such loans, the diminution in the fair value of the loan, if any, measured in present value terms, has to be provided for in addition to the provisions applicable to non-performing loans.

On February 12, 2018, RBI issued a revised framework for resolution of stressed assets, which superceded the existing guidelines on SDR, change in ownership outside SDR (except projects under implementation) and S4A with immediate effect. Under the revised framework, the stand-still benefits for accounts where any of these schemes had been invoked but not yet implemented were withdrawn and the accounts were classified as per the extant RBI norms on asset classification. RBI also clarified the definition of restructuring to include any concession to the borrower where time for payment of settlement amount exceeds three months.

The following table sets forth, at the dates indicated, information regarding asset classification of the Bank's gross non-performing assets (net of write-offs, interest suspense and derivative income reversals).

₹ in billion

Particulars	At March 31, 2017	At March 31, 2018
Non-performing assets		
Sub-standard assets	₹ 145.07	₹ 75.51
Doubtful assets	259.08	450.03
Loss assets	21.37	15.09
Total non-performing assets[1]	**₹ 425.52**	**₹ 540.63**

1. *Includes advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The following table sets forth, at the dates indicated, information regarding the Bank's non-performing assets (NPAs).

₹ in billion, except percentages

Year ended	Gross NPA[1]	Net NPA	Net customer assets	% of net NPA to net customer assets[2]
March 31, 2015	₹ 152.42	₹ 63.25	₹ 4,516.34	1.40%
March 31, 2016	₹ 267.21	₹ 132.97	₹ 4,972.29	2.67%
March 31, 2017	₹ 425.52	₹ 254.51	₹ 5,209.52	4.89%
March 31, 2018	**₹ 540.63**	**₹ 278.86**	**₹ 5,848.78**	**4.77%**

1. *Net of write-offs, interest suspense and derivatives income reversal.*
2. *Includes advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The following table sets forth, at March 31, 2017 and March 31, 2018, the composition of gross non-performing assets by industry sector.

₹ in billion, except percentages

Particulars	March 31, 2017		March 31, 2018	
	Amount	%	Amount	%
Retail finance[1]	₹ 36.67	8.6%	₹ 47.14	8.7%
Power	63.64	15.0	105.35	19.5
Mining	39.32	9.2	89.72	16.6
Iron/steel and products	80.39	18.9	68.54	12.7
Construction	31.29	7.4	59.65	11.0
Services – non-finance	36.15	8.5	47.71	8.8
Road, ports, telecom, urban development and other infrastructure	23.04	5.4	26.90	5.0
Crude petroleum/refining and petrochemicals	0.49	0.1	18.37	3.4
Electronics and engineering	3.18	0.7	15.47	2.9
Shipping	14.34	3.4	11.75	2.2
Food and beverages	6.36	1.5	6.72	1.2
Manufacturing products (excluding metal)	5.29	1.2	8.83	1.6
Wholesale/retail trade	7.03	1.7	6.20	1.1
Cement	53.78	12.6	-	-
Metal & products (excluding iron & steel)	0.04	0.0	-	-
Other industries[2]	24.51	5.8	28.28	5.3
Total	₹ 425.52	100.0%	₹ 540.63	100.0%

1. Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.
2. Other industries primarily include textile, chemical and fertilizers, gems and jewellery, drugs and pharmaceuticals, FMCG, automobiles and developer financing.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.

The operating environment for Indian banks has remained challenging for the past few years particularly due to the stress in the Indian corporate sector. The Indian corporate sector has experienced a prolonged period of muted growth in sales and profits. Over the years, several challenges have impacted the sector including an elongation of working capital cycles and a high level of receivables, including from the government, significant challenges in project completion and cash flow generation due to policy changes, delays in approvals like clearances on environment and land, judicial decisions like the deallocation of coal mines, significant decline in global commodity prices in fiscal 2015 and fiscal 2016 and adjustments to recent structural reforms such as demonetisation and Goods & Services Tax. These challenges resulted in lower than projected cash flows and the progress in reducing leverage in the corporate sector remained slow. As a result, there has been a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status for the banking sector and the Bank.

In fiscal 2018, the gross additions to NPAs amounted to ₹ 287.30 billion primarily due to addition to gross NPAs in the power sector of ₹ 53.66 billion, mining sector of ₹ 51.49 billion, services-non finance sector of ₹ 26.56 billion and food and beverages sector of ₹ 22.94 billion. The gross additions to non-performing loans includes the impact of revised framework for resolution of stressed assets issued by RBI in February 2018 which withdrew the schemes of SDR, change in ownership outside SDR and S4A resulting in classification of loans under these schemes, which were not implemented, as non-performing. In fiscal 2018, the Bank recovered/upgraded non-performing assets amounting to ₹ 81.07 billion and wrote-off/sold non-performing assets amounting to ₹ 91.12 billion. As a result, gross NPAs (net of write-offs) of the Bank increased from ₹ 425.52 billion at March 31, 2017 to ₹ 540.63 billion at March 31, 2018.

Net NPAs increased from ₹ 254.51 billion at March 31, 2017 to ₹ 278.86 billion at March 31, 2018. The ratio of net NPAs to net customer assets decreased from 4.89% at March 31, 2017 to 4.77% at March 31, 2018.

MANAGEMENT'S DISCUSSION & ANALYSIS

At March 31, 2018, gross non-performing loans in the retail portfolio were 1.61% of gross retail loans compared to 1.51% at March 31, 2017 and net non-performing loans in the retail portfolio were 0.65% of net retail loans compared to 0.52% at March 31, 2017.

The provision coverage ratio at March 31, 2018 including cumulative technical/prudential write-offs was 60.5% (March 31, 2017: 53.6%). Excluding cumulative technical/prudential write-offs, the provision coverage ratio was 47.7% (March 31, 2017: 40.2%).

The gross outstanding loans to borrowers whose facilities have been restructured decreased from ₹ 45.48 billion at March 31, 2017 to ₹ 15.95 billion at March 31, 2018 primarily due to slippages of ₹ 22.84 billion from restructured loans to non-performing category. The net outstanding loans to borrowers whose facilities have been restructured decreased from ₹ 42.65 billion at March 31, 2017 to ₹ 15.53 billion at March 31, 2018. The aggregate non-fund based outstanding to borrowers whose loans were restructured was ₹ 3.96 billion at March 31, 2018 (March 31, 2017: ₹ 16.87 billion).

The Bank had disclosed its fund-based exposure and outstanding non-fund based facilities internally rated below investment grade (excluding borrowers classified as non-performing or restructured) at March 31, 2016 to the iron and steel, mining, power, rigs and cement sectors and promoter entities internally rated below investment grade where the underlying was partly linked to these sectors, amounting to ₹ 440.65 billion. The aggregate fund based exposure and outstanding non-fund based facilities to companies that were internally rated below investment grade in the above sectors and promoter entities decreased from ₹ 440.65 billion at March 31, 2016 to ₹ 190.39 billion at March 31, 2017, which further decreased to ₹ 47.28 billion at March 31, 2018. The decrease during fiscal 2018 was on account of slippage of loans of ₹ 135.50 billion to non-performing category, a net reduction in exposure of ₹ 20.25 billion, exclusion of outstanding non-fund based facilities for borrowers classified as NPAs amounting to ₹ 12.34 billion and upgrade of ratings of loans of ₹ 0.17 billion, offset, in part, by a downgrade of ratings of loans of ₹ 25.16 billion. The total non-fund based outstanding to borrowers classified as non-performing was ₹ 29.80 billion at March 31, 2018.

At March 31, 2018, the Bank had implemented S4A in five standard borrower accounts with an aggregate balance outstanding of ₹ 5.47 billion, comprising ₹ 2.87 billion of sustainable debt and ₹ 2.61 billion of unsustainable debt. Of these accounts, one account with an aggregate balance outstanding of ₹ 0.20 billion had been classified as a non-performing asset and two accounts with an aggregate balance outstanding of ₹ 0.94 billion had been classified as standard restructured at March 31, 2018. The aggregate non-fund based outstanding to these borrowers (excluding standard restructured accounts and accounts classified as NPAs) was ₹ 14.97 billion at March 31, 2018. Further, the Bank has implemented S4A in one NPA borrower account with an aggregate balance outstanding of ₹ 2.27 billion, comprising ₹ 1.33 billion of sustainable debt (upgraded to standard) and ₹ 0.94 billion of unsustainable debt. The outstanding loans where change of ownership scheme was invoked for projects under implementation were ₹ 2.35 billion at March 31, 2018 (March 31, 2017: Nil).

In fiscal 2016, RBI had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals (5/25 scheme) without such refinancing being considered as restructuring. Accordingly, the portfolio of such loans for which refinancing under the 5/25 scheme had been implemented was ₹ 60.59 billion at March 31, 2018 out of which ₹ 21.20 billion was classified as performing loans. Of the loans of ₹ 21.20 billion, about ₹ 7.52 billion were loans to companies which were internally rated below investment grade in the key sectors mentioned above.

The Bank became aware in March 2018 of an anonymous whistleblower complaint alleging incorrect asset classifications stemming from claimed irregular transactions in borrower accounts, incorrect accounting of interest income and non-performing asset recoveries as fees and overvaluation of collateral securing corporate loans. The allegations related to fiscal 2016 and earlier. The Bank conducted an internal enquiry of these allegations under its Whistle Blower Policy, which was carried out by the Head of the Internal Audit Group and supervised directly by the Audit Committee, without the involvement of any other member of the Bank's senior management. The enquiry resulted in an Interim Report that was reviewed in detail by the Audit Committee and the statutory auditors before the finalisation of the accounts for the year ended March 31, 2018 and has been submitted to the RBI. In certain accounts, transactions were observed that may have delayed the classification of the account as non-performing in earlier years. Further, the Bank has reviewed certain additional accounts for any similar irregular transactions as alleged in the complaint. Based on the Interim Report and review undertaken for additional loan accounts, the Bank has concluded that the likely impact of these allegations is not material to the financial statements for the year ended March 31, 2018 or earlier periods reported in this annual report. The Bank has, since April 2016, implemented enhanced internal controls, relating to review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets. The Bank also assessed and concluded that internal control over financial reporting was found to be effective as at March 31, 2018. The Bank, at the direction of the Audit Committee and with the assistance of external counsel, is continuing to investigate all of the allegations made by the whistleblower.

In addition, as a large and internationally active bank with operations and listing of its equity and debt instruments in multiple jurisdictions, the Bank is regularly engaged with regulators, including the United States Securities and Exchange Commission ("SEC"), on a range of matters, including regarding the March 2018 complaint. Even before this complaint, the Bank has been responding to requests for information from the SEC investigatory staff regarding an enquiry relating to the timing and amount of the Bank's loan impairment provisions taken under U.S. GAAP. The Bank evaluates loans for impairment under U.S. GAAP for the purpose of preparing the annual footnote reconciling the Bank's Indian GAAP financial statements to U.S. GAAP. The Bank has voluntarily complied with all requests of the U.S. SEC investigatory staff for information and interviews related to the Bank's U.S. GAAP loan impairment process.

Segment information

RBI in its guidelines on "segmental reporting" has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The standalone segmental report for fiscal 2018, based on the segments identified and defined by RBI, has been presented as follows:

- **Retail Banking** includes exposures of the Bank, which satisfy the four qualifying criteria of 'regulatory retail portfolio' as stipulated by RBI guidelines on the Basel III framework.

- **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per RBI guidelines for the Bank.

- **Treasury** includes the entire investment portfolio of the Bank.

- **Other Banking** includes leasing operations and other items not attributable to any particular business segment of the Bank.

Framework for transfer pricing

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirement and directed lending requirements.

Retail banking segment

The profit before tax of the segment increased by 32.6% from ₹ 53.85 billion in fiscal 2017 to ₹ 71.41 billion in fiscal 2018, primarily due to increase in net interest income and non-interest income.

Net interest income increased by 18.7% from ₹ 113.27 billion in fiscal 2017 to ₹ 134.48 billion in fiscal 2018, primarily due to growth in the average loan portfolio and an increase in average CASA deposits.

Non-interest income increased by 14.2% from ₹ 57.53 billion in fiscal 2017 to ₹ 65.72 billion in fiscal 2018, primarily due to increase in fees from credit card portfolio, transaction banking fees, third party product distribution fees and lending linked fees.

Non-interest expenses increased by 8.1% from ₹ 112.26 billion in fiscal 2017 to ₹ 121.34 billion in fiscal 2018, primarily due to increase in employee cost and other administrative expenses reflecting increase in business volume.

Provisions (net of write-back) increased by 58.8% from ₹ 4.69 billion in fiscal 2017 to ₹ 7.45 billion in fiscal 2018, primarily due to increase in provisions on retail products like auto loans, home loans, personal loans and credit cards.

MANAGEMENT'S DISCUSSION & ANALYSIS

Wholesale banking segment

The loss (before tax) of the segment increased by 11.4% from ₹ 74.34 billion in fiscal 2017 to ₹ 82.81 billion in fiscal 2018, primarily due to decrease in net interest income.

Net interest income decreased by 7.2% from ₹ 65.71 billion in fiscal 2017 to ₹ 60.97 billion in fiscal 2018, primarily due to non-accrual of interest income on loans classified as non-performing.

Non-interest income increased marginally by 1.7% from ₹ 35.30 billion in fiscal 2017 to ₹ 35.91 billion in fiscal 2018.

On February 12, 2018, RBI issued a revised framework for resolution of stressed assets, which superceded the existing guidelines on SDR, change in ownership outside SDR (except projects under implementation) and S4A with immediate effect. Under the revised framework, the stand-still benefits for accounts where any of these schemes had been invoked but not yet implemented were withdrawn and the accounts were classified as per the extant RBI norms on asset classification during fiscal 2018.

Provisions during fiscal 2018 remained elevated at ₹ 146.68 billion as compared to ₹ 142.94 billion in fiscal 2017, primarily due to higher additions to NPA, higher provision on certain cases referred to NCLT under the provisions of the Insolvency and Bankruptcy Code, 2016 (IBC) and further provisions on loans classified as NPAs in earlier years.

Treasury segment

The profit before tax of the segment decreased from ₹ 126.71 billion in fiscal 2017 to ₹ 81.14 billion in fiscal 2018, primarily due to decrease in realised gain on government securities and increase in provisions during fiscal 2018 as compared to fiscal 2017.

Non-interest income decreased by 29.3% from ₹ 101.43 billion in fiscal 2017 to ₹ 71.70 billion in fiscal 2018, primarily due to decrease in realised gain on government securities and dividend from subsidiaries during fiscal 2018.

Non-interest income of fiscal 2017 included gain on sale of equity shares of ICICI Prudential Life Insurance Company Limited of ₹ 56.82 billion (before tax and after IPO expenses) through IPO. Non-interest income of fiscal 2018 included gain on sale of equity shares of ICICI Lombard General Insurance Company Limited of ₹ 20.12 billion (before tax and after IPO expenses) and ICICI Securities Limited of ₹ 33.20 billion (before tax and after IPO expenses) through IPO.

Provisions increased from ₹ 4.17 billion in fiscal 2017 to ₹ 18.87 billion in fiscal 2018, primarily due to higher provisions on equity shares, preference shares, bonds and debentures acquired on loan conversion cases under SDR/S4A schemes.

Other banking segment

Profit before tax of other banking segment decreased from ₹ 6.57 billion in fiscal 2017 to ₹ 4.60 billion in fiscal 2018, primarily due to decrease in net interest income.

Net interest income decreased from ₹ 6.79 billion in fiscal 2017 to ₹ 4.30 billion in fiscal 2018, primarily due to decrease in interest on income tax refund from ₹ 4.51 billion in fiscal 2017 to ₹ 2.63 billion in fiscal 2018.

CONSOLIDATED FINANCIALS AS PER INDIAN GAAP

The consolidated profit after tax decreased by 17.9% from ₹ 101.88 billion in fiscal 2017 to ₹ 77.12 billion in fiscal 2018 primarily due to a decrease in the profit of ICICI Bank, ICICI Securities Primary Dealership Limited, ICICI Home Finance Company Limited and ICICI Bank UK PLC, offset, in part, by an increase in profit of ICICI Bank Canada, ICICI Lombard General Insurance Company Limited, ICICI Securities Limited and ICICI Prudential Asset Management Company Limited.

At March 31, 2018, the consolidated Tier-1 capital adequacy ratio was 15.56% as against the current requirement of 8.975% and total consolidated capital adequacy ratio was 17.90% as against the current requirement of 10.975%.

ICICI Prudential Life Insurance Company Limited market share was 11.8% in fiscal 2018 based on new business written (on a retail weighted new business premium basis) according to the Life Insurance Council. The Value of New Business (VNB) margin was 16.5% for fiscal 2018 compared to 10.1% for fiscal 2017. The VNB increased from ₹ 6.66 billion for fiscal 2017 to ₹ 12.86 billion for fiscal 2018. Embedded Value of ICICI Prudential Life Insurance Company Limited was ₹ 187.88 billion at March 31, 2018 compared to ₹ 161.84 billion at March 31, 2017. Net premium earned increased from

₹ 221.55 billion in fiscal 2017 to ₹ 268.11 billion in fiscal 2018. The profit after tax decreased from ₹ 16.82 billion in fiscal 2017 to ₹ 16.20 billion in fiscal 2018 primarily due to an increase in transfer to linked funds and provision for policyholder liabilities, offset, in part, by an increase in net earned premium.

ICICI Lombard General Insurance Company Limited achieved, an overall market share of 8.2% during fiscal 2018 on the basis of gross direct premium according to the General Insurance Council of India. Net earned premium increased by 12.1% from ₹ 61.64 billion in fiscal 2017 to ₹ 69.12 billion in fiscal 2018 primarily due to an increase in health and motor insurance business. The profit after tax increased from ₹ 7.02 billion in fiscal 2017 to ₹ 8.62 billion in fiscal 2018 primarily due to an increase in net earned premium, offset, in part, by a decrease in commission income and an increase in claims and benefits paid.

The profit after tax of ICICI Prudential Asset Management Company increased from ₹ 4.80 billion in fiscal 2017 to ₹ 6.26 billion in fiscal 2018 primarily due to an increase in fee income, offset, in part, by an increase in administrative expenses and staff cost. Average assets under management (AUM) for mutual funds increased from ₹ 2,214.79 billion in fiscal 2017 to ₹ 2,963.42 billion in fiscal 2018. Average AUM for equity schemes increased from ₹ 777.15 billion in fiscal 2017 to ₹ 1,327.30 billion in fiscal 2018.

The consolidated profit after tax of ICICI Securities Limited and its subsidiaries increased from ₹ 3.39 billion in fiscal 2017 to ₹ 5.58 billion in fiscal 2018 primarily due to an increase in fee income, offset, in part, by an increase in staff cost and other administrative expenses.

The profit after tax of ICICI Securities Primary Dealership decreased from ₹ 4.12 billion in fiscal 2017 to ₹ 1.12 billion in fiscal 2018 primarily due to a decrease in trading gains. Trading gains decreased primarily due to an increase in yield on government securities. During fiscal 2018, yield on 10-year government securities increased by 74 basis points as compared to a decrease of 80 basis points during fiscal 2017.

The profit after tax of ICICI Home Finance Company decreased from ₹ 1.83 billion in fiscal 2017 to ₹ 0.64 billion in fiscal 2018 primarily due to an increase in provision on loans and investments and a decrease in fee income and net interest income. Net NPAs increased from ₹ 0.66 billion at March 31, 2017 to ₹ 2.04 billion at March 31, 2018.

The profit after tax of ICICI Venture Fund Management Company Limited increased from ₹ 0.09 billion in fiscal 2017 to ₹ 0.11 billion in fiscal 2018.

ICICI Bank Canada made a profit after tax of CAD 44.2 million (₹ 2.22 billion) in fiscal 2018 compared to a loss of CAD 33.0 million (₹ 1.69 billion) in fiscal 2017. Loss in fiscal 2017 was primarily due to higher provisions on loans. Net NPAs decreased from CAD 10.9 million (₹ 0.53 billion) at March 31, 2017 to Nil at March 31, 2018.

Loss of ICICI Bank UK PLC increased from USD 16.1 million (₹ 1.08 billion) in fiscal 2017 to USD 25.5 million (₹ 1.65 billion) in fiscal 2018 primarily due to higher specific provisions on loans. Net NPAs decreased from USD 225.6 million (₹ 14.63 billion) at March 31, 2017 to USD 194.0 million (₹ 12.64 billion) at March 31, 2018.

The consolidated assets of the Bank and its subsidiaries and other consolidating entities increased from ₹ 9,857.25 billion at March 31, 2017 to ₹ 11,242.81 billion at March 31, 2018. Consolidated advances increased from ₹ 5,153.17 billion at March 31, 2017 to ₹ 5,668.54 billion at March 31, 2018.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following table sets forth, for the periods and at the dates indicated, the profit/(loss) and total assets of our principal subsidiaries.

₹ in billion

Company	Profit after tax		Total assets[1]	
	Fiscal 2017	Fiscal 2018	At March 31, 2017	At March 31, 2018
ICICI Prudential Life Insurance Company Limited	₹ 16.82	₹ 16.20	₹ 1,247.43	₹ 1,417.24
ICICI Lombard General Insurance Company Limited	7.02	8.62	233.51	297.41
ICICI Prudential Asset Management Company Limited	4.80	6.26	9.97	11.29
ICICI Securities Limited (consolidated)	3.39	5.58	20.47	28.49
ICICI Securities Primary Dealership Limited	4.12	1.12	128.19	172.10
ICICI Home Finance Company Limited	1.83	0.64	92.82	100.60
ICICI Venture Funds Management Company Limited	0.09	0.11	3.88	3.31
ICICI Bank Canada	(1.69)	2.22	308.26	319.93
ICICI Bank UK PLC	(1.08)	(1.65)	226.38	253.96

1. Total assets are as per the classification used in the consolidated financial statements and hence the total assets as per the subsidiary's financial statements may differ.
2. See also "Financials- Statement pursuant to Section 129 of the Companies Act, 2013".
3. All amounts have been rounded off to the nearest ₹ 10.0 million.

Migration to Indian Accounting Standards (Ind AS)

Banks in India currently prepare their financial statements as per the guidelines issued by RBI, the Accounting Standards notified under section 133 of the Companies Act, 2013 and generally accepted accounting principles in India (Indian GAAP). In January 2016, the Ministry of Corporate Affairs issued the roadmap for implementation of new Indian Accounting Standards (Ind AS), converged with International Financial Reporting Standards (IFRS), for scheduled commercial banks, insurance companies and non-banking financial companies (NBFCs). The roadmap required banks to migrate to Ind AS for accounting periods beginning from April 1, 2018 onwards, with comparatives for the periods ending March 31, 2018 or thereafter. In April 2018, the RBI through its statement on Developmental and Regulatory Policies has deferred the implementation of Ind AS by one year primarily due to pending legislative amendments in the Third Schedule to Banking Regulation Act, 1949 and level of preparedness of many banks.

The key impact areas for the Bank include accounting of financial instruments, employee stock options, consolidation accounting, deferred tax and implementation of technology systems. Of these, the accounting of financial assets differs significantly from Indian GAAP in many areas, which include classification, fair valuation, expected credit losses, effective interest rate accounting and derecognition. The Bank's Ind AS implementation project also focuses on technical evaluation of GAAP differences, selection of accounting policies and choices, implementation of system changes, business impact analysis and re-orientation of business practices in the Bank through regular trainings and workshops.

The Bank is in the process of formulating processes and methodologies for specific areas relating to Ind AS such as classification and measurement of financial instruments, effective interest rate accounting and measurement of expected credit loss allowance. Further, the Bank is in the process of implementing a centralised system solution to cater to Ind AS specific accounting requirements. For implementation of Ind AS, the Bank has formed a Steering Committee which meets regularly to supervise the progress of the project. An update on the implementation status is also submitted to the Audit Committee at quarterly intervals.

KEY FINANCIAL INDICATORS: LAST 10 YEARS

(₹ in billion, except per share data and percentages)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Total deposits	2,183.48	2,020.17	2,256.02	2,555.00	2,926.14	3,319.14	3,615.63	4,214.26	4,900.39	5,609.75
Total advances	2,183.11	1,812.06	2,163.66	2,537.28	2,902.49	3,387.03	3,875.22	4,352.64	4,642.32	5,123.95
Equity capital & reserves	495.33	516.18	550.91	604.05	667.06	732.13	804.29	897.36	999.51	1,051.59
Total assets	3,793.01	3,634.00	4,062.34	4,890.69	5,367.95	5,946.42	6,461.29	7,206.95	7,717.91	8,791.89
Total capital adequacy ratio	15.5%[1]	19.4%[1]	19.5%[1]	18.5%[1]	18.7%[1]	17.7%[2]	17.0%[2]	16.6%[2]	17.4%[2]	18.4%[2]
Net interest income	83.67	81.14	90.17	107.34	138.66	164.75	190.40	212.24	217.37	230.26
Net interest margin	2.43%	2.49%	2.64%	2.73%	3.11%	3.33%	3.48%	3.49%	3.25%	3.23%
Profit after tax	37.58	40.25	51.51	64.65	83.25	98.10	111.75	97.26	98.01	67.77
Earnings per share (Basic)[3,4]	6.14	6.57	8.23	10.20	13.13	15.45	17.56	15.23	15.31	10.56
Earnings per share (Diluted)[3,4]	6.13	6.55	8.19	10.17	13.08	15.39	17.39	15.14	15.25	10.46
Return on average equity	7.7%	7.9%	9.6%	11.1%	12.9%	13.7%	14.3%	11.3%	10.3%	6.6%
Dividend per share[3]	2.20	2.40	2.80	3.30	4.00	4.60	5.00	5.00	2.50	1.50

1. Total capital adequacy ratio has been calculated as per Basel II framework.
2. Total capital adequacy ratio has been calculated as per Basel III framework.
3. During the year ended March 31, 2015, the shareholders of the Bank approved the sub-division of one equity share of ₹ 10 into five equity shares having a face value of ₹ 2 each. Per share information reflects the effect of sub-division for each of the periods presented.
4. During the year ended March 31, 2018, the Bank issued bonus shares, in the proportion of 1:10, i.e. 1 (One) bonus equity share of ₹ 2 each for every 10 (Ten) fully paid-up equity shares held (including shares underlying ADS). Per share information reflects the effect of bonus issue for each of the periods presented.



ICICI Bank

STANDALONE FINANCIAL STATEMENTS ▶

INDEPENDENT AUDITORS' REPORT

To the members of
ICICI Bank Limited

Report on the audit of standalone financial statements

We have audited the accompanying standalone financial statements of ICICI Bank Limited (the 'Bank'), which comprise the Balance Sheet as at 31 March 2018, the Profit and Loss Account, the Cash Flow Statement for the year then ended, and notes to the standalone financial statements, including a summary of the significant accounting policies and other explanatory information in which are incorporated the returns for the year ended on that date audited by the branch auditors of the Bank's branches at Singapore, Bahrain, Hong Kong, Dubai, Qatar, China, South Africa, New York and Sri Lanka.

Management's responsibility for the standalone financial statements

The Bank's Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 (the 'Act') with respect to the preparation of these standalone financial statements that give a true and fair view of the state of affairs, profit / loss and cash flows of the Bank in accordance with the accounting principles generally accepted in India, including the Accounting Standards prescribed under Section 133 of the Act, provisions of Section 29 of the Banking Regulation Act, 1949 and the circulars, guidelines and directions issued by Reserve Bank of India ('RBI') from time to time.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibility

Our responsibility is to express an opinion on these standalone financial statements based on our audit.

We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit of standalone financial statements of the Bank including its branches in accordance with the Standards on Auditing (the 'Standards') specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the standalone financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the standalone financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the standalone financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank's preparation of the standalone financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Bank's Directors, as well as evaluating the overall presentation of the standalone financial statements.

We are also responsible to conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may

INDEPENDENT AUDITORS' REPORT

cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor's report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify the opinion. Our conclusions are based on the audit evidence obtained up to the date of the auditor's report. However, future events or conditions may cause an entity to cease to continue as a going concern.

We believe that the audit evidence obtained by us and the audit evidence obtained by the other auditors in terms of their report referred to in the Other Matter paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Banking Regulation Act, 1949 as well as the Act in the manner so required for banking companies and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Bank as at 31 March 2018, and its profit and its cash flows for the year ended on that date.

Other matter

We did not audit the financial statements of Singapore, Bahrain, Hong Kong, Dubai, Qatar, China, South Africa, New York and Sri Lanka branches included in the standalone financial statements of the Bank, whose financial statements reflect total assets of Rs. 1,352,287 million as at 31 March 2018, total revenues of Rs. 53,427 million for the year ended 31 March 2018 and net cash inflow amounting to Rs. 53,283 million for the year ended 31 March 2018. The financial statements of these branches have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us by Management of the Bank and our opinion, in so far as it relates to the amounts and disclosures included in respect of these branches, is based solely on the report of such other auditors. Our opinion is not modified in respect of this matter.

Report on other legal and regulatory requirements

The Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 read with Section 133 of the Act.

As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that:

(a) We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory;

(b) The transactions of the Bank, which have come to our notice, have been within the powers of the Bank; and

(c) Since the key operations of the Bank are automated with the key applications integrated to the core banking systems, the audit is carried out centrally as all the necessary records and data required for the purposes of our audit are available therein. However, during the course of our audit we have visited 106 branches. As stated above, returns from branches were received duly audited by other auditors and were found adequate for the purpose of our audit.

Further, as required by Section 143 (3) of the Act, we report that:

(a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

(b) In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books and proper returns adequate for the purposes of our audit have been received from branches not visited by us;

INDEPENDENT AUDITORS' REPORT

(c) The reports on the accounts of the branch offices of the Bank audited under Section 143 (8) of the Act by the branch auditors have been sent to us and have been properly dealt with by us in preparing this report;

(d) The Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account and with the returns received from the branches not visited by us;

(e) In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, to the extent they are not inconsistent with the accounting policies prescribed by RBI;

(f) On the basis of the written representations received from the directors as on 31 March 2018 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2018 from being appointed as a director in terms of Section 164 (2) of the Act;

(g) With respect to the adequacy of the internal financial controls with reference to the standalone financial statements of the Bank and the operating effectiveness of such controls, refer to our separate Report in 'Annexure A'; and

(h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

(i) The Bank has disclosed the impact of pending litigations on its financial position in its standalone financial statements - Refer Note 40 to the standalone financial statements;

(ii) The Bank has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts - Refer Note 40 to the standalone financial statements;

(iii) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank; and

(iv) The disclosures required on holdings as well as dealing in Specified Bank Notes during the period from 8 November 2016 to 30 December 2016 as envisaged in notification G.S.R. 308(E) dated 30 March 2017 issued by the Ministry of Corporate Affairs is not applicable to the Bank.

For **B S R & Co. LLP**
Chartered Accountants
Firm's Registration No: 101248W/W–100022

Venkataramanan Vishwanath
Partner
Membership No:113156

Mumbai
7 May 2018

ANNEXURE A to the Independent Auditors' Report of even date on the Standalone Financial Statements of ICICI Bank Limited

Report on the Internal Financial Controls under clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013

1. We have audited the internal financial controls over financial reporting of ICICI Bank Limited (the 'Bank') as at 31 March 2018 in conjunction with our audit of the standalone financial statements of the Bank for the year ended on that date.

Management's responsibility for internal financial controls

2. The Bank's Board of Directors is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Bank considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the 'Guidance Note') issued by the Institute of Chartered Accountants of India (the 'ICAI'). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to Bank's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and timely preparation of reliable financial information, as required under the Companies Act, 2013 (the 'Act').

Auditor's responsibility

3. Our responsibility is to express an opinion on the Bank's internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing (the 'Standards'), issued by the ICAI and deemed to be prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both issued by the ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

4. Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

5. We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matter paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the Bank's internal financial controls system over financial reporting.

Meaning of internal financial controls over financial reporting

6. A bank's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A bank's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the bank are being made only in accordance with authorizations of management and directors of the bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the bank's assets that could have a material effect on the financial statements.

ANNEXURE A to the Independent Auditors' Report of even date on the Standalone
Financial Statements of ICICI Bank Limited

Inherent limitations of internal financial controls over financial reporting

7. Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

8. In our opinion, the Bank has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at 31 March 2018, based on the internal control over financial reporting criteria established by the Bank considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

Other matter

9. Our aforesaid report under Section 143 (3) (i) of the Act on the adequacy and operating effectiveness of the internal financial controls over financial reporting insofar as it relates to overseas branches, is based on the corresponding reports of the branch auditors. Our opinion is not modified in respect of this matter.

For **B S R & Co. LLP**
Chartered Accountants
Firm's Registration No: 101248W/W–100022

Venkataramanan Vishwanath
Mumbai
Partner
7 May 2018
Membership No:113156

Financial Statements of ICICI Bank Limited

BALANCE SHEET
at March 31, 2018

₹ in '000s

	Schedule	At 31.03.2018	At 31.03.2017
CAPITAL AND LIABILITIES			
Capital	1	12,858,100	11,651,071
Employees stock options outstanding		55,699	62,562
Reserves and surplus	2	1,038,675,565	987,797,070
Deposits	3	5,609,752,085	4,900,390,648
Borrowings	4	1,828,586,206	1,475,561,521
Other liabilities and provisions	5	301,963,958	342,451,588
TOTAL CAPITAL AND LIABILITIES		8,791,891,613	7,717,914,460
ASSETS			
Cash and balances with Reserve Bank of India	6	331,023,817	317,024,051
Balances with banks and money at call and short notice	7	510,669,991	440,106,563
Investments	8	2,029,941,808	1,615,065,454
Advances	9	5,123,952,856	4,642,320,842
Fixed assets	10	79,035,149	78,052,072
Other assets	11	717,267,992	625,345,478
TOTAL ASSETS		8,791,891,613	7,717,914,460
Contingent liabilities	12	12,892,440,018	10,309,937,127
Bills for collection		285,883,604	226,231,852
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.   For and on behalf of the Board of Directors

For B S R & Co. LLP Chartered Accountants ICAI Firm Registration no.: 101248W/W-100022	M. K. Sharma Chairman DIN-00327684	Uday Madhav Chitale Director DIN-00043268	Chanda Kochhar Managing Director & CEO DIN-00043617

Venkataramanan Vishwanath Partner Membership no.: 113156	N. S. Kannan Executive Director DIN-00066009	Vishakha Mulye Executive Director DIN-00203578	Vijay Chandok Executive Director DIN-01545262	Anup Bagchi Executive Director DIN-00105962

Place: Mumbai Date: May 7, 2018	P. Sanker Senior General Manager (Legal) & Company Secretary	Rakesh Jha Chief Financial Officer	Ajay Mittal Chief Accountant

Financial Statements of ICICI Bank Limited

PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2018

₹ in '000s

	Schedule	Year ended 31.03.2018	Year ended 31.03.2017
I. INCOME			
Interest earned	13	549,658,922	541,562,793
Other income	14	174,196,326	195,044,831
TOTAL INCOME		723,855,248	736,607,624
II. EXPENDITURE			
Interest expended	15	319,400,463	324,189,585
Operating expenses	16	157,039,436	147,550,576
Provisions and contingencies (refer note 18.40)		179,641,120	166,856,557
TOTAL EXPENDITURE		656,081,019	638,596,718
III. PROFIT/(LOSS)			
Net profit for the year		67,774,229	98,010,906
Profit brought forward		187,449,376	171,321,884
TOTAL PROFIT/(LOSS)		255,223,605	269,332,790
IV. APPROPRIATIONS/TRANSFERS			
Transfer to Statutory Reserve		16,944,000	24,503,000
Transfer to Reserve Fund		10,541	9,824
Transfer to Capital Reserve		25,654,600	52,933,000
Transfer to/(from) Investment Reserve Account		-	-
Transfer to Revenue and other reserves		7,000,000	-
Transfer to Special Reserve		6,000,000	4,500,000
Dividend paid during the year		14,574,649	9,456
Corporate dividend tax paid during the year		87,261	(71,866)
Balance carried over to balance sheet		184,952,554	187,449,376
TOTAL		255,223,605	269,332,790
Significant accounting policies and notes to accounts	17 & 18		
Earnings per share[1] (refer note 18.1)			
Basic (₹)		10.56	15.31
Diluted (₹)		10.46	15.25
Face value per share (₹)		2.00	2.00

The Schedules referred to above form an integral part of the Profit and Loss Account.

1.   *Pursuant to the issue of bonus shares by the Bank during the year ended March 31, 2018, earnings per share has been restated for the year ended March 31, 2017.*

As per our Report of even date.   For and on behalf of the Board of Directors

For B S R & Co. LLP	**M. K. Sharma**	**Uday Madhav Chitale**	**Chanda Kochhar**	
Chartered Accountants	Chairman	Director	Managing Director & CEO	
ICAI Firm Registration no.:	DIN-00327684	DIN-00043268	DIN-00043617	
101248W/W-100022				
Venkataramanan Vishwanath	**N. S. Kannan**	**Vishakha Mulye**	**Vijay Chandok**	**Anup Bagchi**
Partner	Executive Director	Executive Director	Executive Director	Executive Director
Membership no.: 113156	DIN-00066009	DIN-00203578	DIN-01545262	DIN-00105962
	P. Sanker	**Rakesh Jha**	**Ajay Mittal**	
Place: Mumbai	Senior General Manager	Chief Financial Officer	Chief Accountant	
Date: May 7, 2018	(Legal) & Company Secretary			

Financial Statements of ICICI Bank Limited

CASH FLOW STATEMENT
for the year ended March 31, 2018

₹ in '000s

		Year ended 31.03.2018	Year ended 31.03.2017
Cash flow from/(used in) operating activities			
Profit before taxes		74,345,555	112,786,097
Adjustments for:			
Depreciation and amortisation		8,926,673	8,818,212
Net (appreciation)/depreciation on investments[1]		(24,564,830)	(65,120,985)
Provision in respect of non-performing and other assets		142,445,162	147,343,302
General provision for standard assets		2,771,076	(3,392,346)
Provision for contingencies & others		9,080,155	2,042,186
Income from subsidiaries, joint ventures and consolidated entities		(12,140,645)	(14,190,348)
(Profit)/loss on sale of fixed assets		(38,027)	(21,151)
	(i)	200,825,119	188,264,967
Adjustments for:			
(Increase)/decrease in investments		23,193,089	325,906
(Increase)/decrease in advances		(648,694,293)	(475,008,889)
Increase/(decrease) in deposits		709,361,437	686,133,562
(Increase)/decrease in other assets		(66,412,242)	(17,190,477)
Increase/(decrease) in other liabilities and provisions		(52,290,284)	56,675,413
	(ii)	(34,842,293)	250,935,515
Refund/(payment) of direct taxes	(iii)	(32,946,347)	(46,972,358)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	133,036,479	392,228,124
Cash flow from/(used in) investing activities			
Redemption/sale from/(investments in) subsidiaries and/or joint ventures (including application money)		60,860,496	58,779,642
Income from subsidiaries, joint ventures and consolidated entities		12,140,645	14,190,348
Purchase of fixed assets		(8,240,963)	(7,832,191)
Proceeds from sale of fixed assets		219,081	116,323
(Purchase)/sale of held-to-maturity securities		(454,667,276)	5,200,126
Net cash flow from/(used in) investing activities	(B)	(389,688,017)	70,454,248
Cash flow from/(used in) financing activities			
Proceeds from issue of share capital (including ESOPs)		3,939,495	1,772,579
Proceeds from long-term borrowings		339,671,083	312,175,179
Repayment of long-term borrowings		(329,302,704)	(411,326,836)
Net proceeds/(repayment) of short-term borrowings		341,537,066	(174,602,302)
Dividend and dividend tax paid		(14,661,910)	(31,806,516)
Net cash flow from /(used in) financing activities	(C)	341,183,030	(303,787,896)
Effect of exchange fluctuation on translation reserve	(D)	31,702	(451,281)
Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		84,563,194	158,443,195
Cash and cash equivalents at beginning of the year		757,130,614	598,687,419
Cash and cash equivalents at end of the year		841,693,808	757,130,614

1. For the year ended March 31, 2018, includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, through initial public offers (IPO) (year ended March 31, 2017: gain on sale of a part of equity investment in a subsidiary, ICICI Prudential Life Insurance Company Limited, through IPO).

2. Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

As per our Report of even date.　　For and on behalf of the Board of Directors

For B S R & Co. LLP	**M. K. Sharma**	**Uday Madhav Chitale**	**Chanda Kochhar**
Chartered Accountants	Chairman	Director	Managing Director & CEO
ICAI Firm Registration no.:	DIN-00327684	DIN-00043268	DIN-00043617
101248W/W-100022			

Venkataramanan Vishwanath	**N. S. Kannan**	**Vishakha Mulye**	**Vijay Chandok**	**Anup Bagchi**
Partner	Executive Director	Executive Director	Executive Director	Executive Director
Membership no.: 113156	DIN-00066009	DIN-00203578	DIN-01545262	DIN-00105962

	P. Sanker	**Rakesh Jha**	**Ajay Mittal**
Place: Mumbai	Senior General Manager	Chief Financial Officer	Chief Accountant
Date: May 7, 2018	(Legal) & Company Secretary		

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Balance Sheet

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 1 - CAPITAL		
Authorised capital		
10,000,000,000 equity shares of ₹ 2 each (March 31, 2017: 6,375,000,000 equity shares of ₹ 2 each)[1]	**20,000,000**	12,750,000
15,000,000 shares of ₹ 100 each (March 31, 2017: 15,000,000 shares of ₹ 100 each)[2]	**1,500,000**	1,500,000
350 preference shares of ₹ 10.0 million each (March 31, 2017: 350 preference shares of ₹ 10.0 million each)[3]	**3,500,000**	3,500,000
Equity share capital		
Issued, subscribed and paid-up capital		
5,824,476,135 equity shares of ₹ 2 each (March 31, 2017: 5,814,768,430 equity shares)	**11,648,952**	11,629,537
Add: 603,514,641[4] equity shares of ₹ 2 each (March 31, 2017: 9,707,705 equity shares) issued during the year	**1,207,029**	19,415
	12,855,981	11,648,952
Add: 266,089 equity shares of ₹ 10 each forfeited (March 31, 2017: 266,089 equity shares)	**2,119**	2,119
TOTAL CAPITAL	**12,858,100**	11,651,071

1. *Pursuant to the approval of shareholders, the Bank has increased its authorised share capital during the year ended March 31, 2018.*

2. *These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.*

3. *Pursuant to RBI circular dated March 30, 2010, the issued and paid-up preference shares are grouped under Schedule 4 - 'Borrowings'.*

4. *Represents 582,984,544 equity shares issued as bonus shares pursuant to approval by the shareholders of the Bank through postal ballot on June 12, 2017 and 20,530,097 equity shares (year ended March 31, 2017: 9,707,705 equity shares) issued pursuant to exercise of employee stock options during the year ended March 31, 2018.*

5. *Each equity share of the Bank with face value of ₹ 10 was sub-divided into five equity shares with face value of ₹ 2 each on December 5, 2014.*

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	212,024,519	187,521,519
Additions during the year	16,944,000	24,503,000
Deductions during the year	-	-
Closing balance	228,968,519	212,024,519
II. Special reserve		
Opening balance	83,790,000	79,290,000
Additions during the year	6,000,000	4,500,000
Deductions during the year	-	-
Closing balance	89,790,000	83,790,000
III. Securities premium		
Opening balance	322,970,033	321,212,411
Additions during the year[1]	3,905,298	1,757,622
Deductions during the year[2]	(1,165,969)	-
Closing balance	325,709,362	322,970,033
IV. Investment reserve account		
Opening balance	-	-
Additions during the year	-	-
Deductions during the year	-	-
Closing balance	-	-
V. Capital reserve		
Opening balance	102,607,125	49,674,125
Additions during the year[3]	25,654,600	52,933,000
Deductions during the year	-	-
Closing balance	128,261,725	102,607,125
VI. Foreign currency translation reserve		
Opening balance	16,531,658	16,982,939
Additions during the year	31,702	-
Deductions during the year	-	(451,281)
Closing balance	16,563,360	16,531,658
VII. Revaluation reserve (refer note 18.34)		
Opening balance	30,421,420	28,174,747
Additions during the year[4]	249,101	2,760,256
Deductions during the year[5]	(638,616)	(513,583)
Closing balance	30,031,905	30,421,420
VIII. Reserve fund		
Opening balance	55,858	46,034
Additions during the year[6]	10,542	9,824
Deductions during the year	-	-
Closing balance	66,400	55,858
IX. Revenue and other reserves		
Opening balance	31,947,081	31,433,498
Additions during the year	7,638,615	513,583
Deductions during the year	-	-
Closing balance	39,585,696	31,947,081
X. Balance in profit and loss account[7]	179,698,598	187,449,376
TOTAL RESERVES AND SURPLUS	1,038,675,565	987,797,070

1. Represents amount on account of exercise of employee stock options.

SCHEDULES

forming part of the Balance Sheet *(Contd.)*

2. *Represents amount utilised on account of issuance of bonus shares during the year ended March 31, 2018.*

3. *Includes appropriations made for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.*

4. *Represents gain on revaluation of premises carried out by the Bank.*

5. *Represents amount transferred from Revaluation Reserve to General Reserve on account of incremental depreciation charge on revaluation amounting to ₹ 572.4 million (year ended March 31, 2017: ₹ 494.9 million) and revaluation surplus on assets sold amounting to ₹ 66.2 million (year ended March 31, 2017: ₹ 18.7 million) for the year ended March 31, 2018.*

6. *Includes appropriations made to Reserve Fund in accordance with regulations applicable to Sri Lanka branch.*

7. *Includes deduction amounting to ₹ 5,254.0 million as provision for frauds on non-retail accounts, which will be reversed and recognised through profit and loss account in the subsequent quarters of the next financial year as permitted by RBI. Refer note 18.43 - Details of provisioning pertaining to fraud accounts.*

₹ in '000s

			At 31.03.2018	At 31.03.2017
SCHEDULE 3 - DEPOSITS				
A.	I.	Demand deposits		
		i) From banks	66,198,901	52,925,544
		ii) From others	823,383,452	696,908,936
	II.	Savings bank deposits	2,009,670,527	1,718,384,859
	III.	Term deposits		
		i) From banks	115,526,501	97,676,104
		ii) From others	2,594,972,704	2,334,495,205
TOTAL DEPOSITS			5,609,752,085	4,900,390,648
B.	I.	Deposits of branches in India	5,560,172,442	4,831,184,802
	II.	Deposits of branches outside India	49,579,643	69,205,846
TOTAL DEPOSITS			5,609,752,085	4,900,390,648

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2018	At 31.03.2017
SCHEDULE 4 - BORROWINGS				
I.	**Borrowings in India**			
i)	Reserve Bank of India		**115,920,000**	-
ii)	Other banks		**26,811,250**	6,485,000
iii)	Other institutions and agencies			
	a)	Government of India	**-**	-
	b)	Financial institutions	**228,142,451**	103,500,002
iv)	Borrowings in the form of bonds and debentures (excluding subordinated debt)		**209,052,250**	188,734,247
v)	Application money-bonds		**-**	-
vi)	Capital instruments			
	a)	Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**94,800,000**	39,430,000
	b)	Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	**84,035,112**	84,982,344
	c)	Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of ₹ 10.0 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	**3,500,000**	3,500,000
	d)	Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**136,007,107**	159,625,635
TOTAL BORROWINGS IN INDIA			**898,268,170**	**586,257,228**
II.	**Borrowings outside India**			
i)	Capital instruments			
	Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)		**-**	58,365,000
ii)	Bonds and notes		**414,847,916**	420,662,435
iii)	Other borrowings		**515,470,120**	410,276,858
TOTAL BORROWINGS OUTSIDE INDIA			**930,318,036**	**889,304,293**
TOTAL BORROWINGS			**1,828,586,206**	**1,475,561,521**

1. *Secured borrowings in I and II above amount to Nil (March 31, 2017: Nil) except borrowings of ₹ 164,562.5 million (March 31, 2017: ₹ 9.5 million) under collateralised borrowing and lending obligation, market repurchase transactions with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.*

SCHEDULES

forming part of the Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2018	At 31.03.2017
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS			
I.	Bills payable[1]	71,724,980	81,674,074
II.	Inter-office adjustments (net)	976,360	1,759,072
III.	Interest accrued	32,725,823	31,641,555
IV.	Sundry creditors	65,150,053	72,389,126
V.	General provision for standard assets (refer note 18.20)	25,906,623	23,126,189
VI.	Others (including provisions)[1,2]	105,480,119	131,861,572
	TOTAL OTHER LIABILITIES AND PROVISIONS	301,963,958	342,451,588

1. *Balances in travel and prepaid card accounts amounting to ₹ 10,910.4 million have been re-classified from line item 'VI. Others (including provisions)' to line item 'I. Bills payable' for the year ended March 31, 2017, in accordance with RBI guidelines.*

2. *Includes specific provision for standard loans amounting to ₹ 7,967.1 million (March 31, 2017: ₹ 21,023.8 million).*

₹ in '000s

		At 31.03.2018	At 31.03.2017
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA			
I.	Cash in hand (including foreign currency notes)	80,447,910	71,939,219
II.	Balances with Reserve Bank of India in current accounts	250,575,907	245,084,832
	TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	331,023,817	317,024,051

₹ in '000s

			At 31.03.2018	At 31.03.2017
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE				
I.	**In India**			
	i)	Balances with banks		
		a) In current accounts	2,770,626	3,697,412
		b) In other deposit accounts	2,078,261	103,856
	ii)	Money at call and short notice		
		a) With banks	190,613,750	285,000,000
		b) With other institutions	26,044,514	3,130,204
TOTAL			221,507,151	291,931,472
II.	**Outside India**			
	i)	In current accounts	167,043,020	82,887,328
	ii)	In other deposit accounts	43,441,376	17,763,767
	iii)	Money at call and short notice	78,678,444	47,523,996
TOTAL			289,162,840	148,175,091
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE			510,669,991	440,106,563

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2018	At 31.03.2017
SCHEDULE 8 - INVESTMENTS				
I.	**Investments in India [net of provisions]**			
	i)	Government securities	1,391,852,905	1,104,083,563
	ii)	Other approved securities	-	-
	iii)	Shares (includes equity and preference shares)	23,780,704	27,419,207
	iv)	Debentures and bonds	153,889,101	100,750,028
	v)	Subsidiaries and/or joint ventures[1]	61,488,797	62,405,039
	vi)	Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits and other related investments)	331,088,034	247,041,706
TOTAL INVESTMENTS IN INDIA			1,962,099,541	1,541,699,543
II.	**Investments outside India [net of provisions]**			
	i)	Government securities	23,477,202	21,051,830
	ii)	Subsidiaries and/or joint ventures abroad (includes equity and preference shares)	36,826,862	40,817,388
	iii)	Others (equity shares, bonds and certificate of deposits)	7,538,203	11,496,693
TOTAL INVESTMENTS OUTSIDE INDIA			67,842,267	73,365,911
TOTAL INVESTMENTS			2,029,941,808	1,615,065,454
A.	**Investments in India**			
	Gross value of investments		2,003,754,441	1,576,298,484
	Less: Aggregate of provision/depreciation/(appreciation)		41,654,900	34,598,941
	Net investments		1,962,099,541	1,541,699,543
B.	**Investments outside India**			
	Gross value of investments		73,275,153	74,196,748
	Less: Aggregate of provision/depreciation/(appreciation)		5,432,886	830,837
	Net investments		67,842,267	73,365,911
TOTAL INVESTMENTS			2,029,941,808	1,615,065,454

1. *During the year ended March 31, 2018, the Bank sold a part of its equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, through initial public offers (IPO) (year ended March 31, 2017: sale of a part of equity investment in a subsidiary, ICICI Prudential Life Insurance Company Limited, through IPO).*

2. *Refer note 18.11 - Investments and note 18.12 - Non-SLR Investments.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2018	At 31.03.2017
SCHEDULE 9 - ADVANCES [net of provisions]				
A.	i)	Bills purchased and discounted[1]	**282,717,624**	205,535,584
	ii)	Cash credits, overdrafts and loans repayable on demand	**1,302,545,244**	1,025,441,344
	iii)	Term loans	**3,538,689,988**	3,411,343,914
TOTAL ADVANCES			**5,123,952,856**	**4,642,320,842**
B.	i)	Secured by tangible assets (includes advances against book debts)	**3,772,296,920**	3,590,021,442
	ii)	Covered by bank/government guarantees	**81,194,562**	85,095,391
	iii)	Unsecured	**1,270,461,374**	967,204,009
TOTAL ADVANCES			**5,123,952,856**	**4,642,320,842**
C.	I.	Advances in India		
		i) Priority sector	**929,701,682**	1,065,527,064
		ii) Public sector	**197,704,530**	129,991,400
		iii) Banks	**777,335**	3,448,842
		iv) Others	**3,351,468,495**	2,693,419,652
TOTAL ADVANCES IN INDIA			**4,479,652,042**	**3,892,386,958**
	II.	Advances outside India		
		i) Due from banks	**18,706,876**	3,727,321
		ii) Due from others		
		a) Bills purchased and discounted	**89,025,272**	60,382,775
		b) Syndicated and term loans	**379,320,030**	505,610,525
		c) Others	**157,248,636**	180,213,263
TOTAL ADVANCES OUTSIDE INDIA			**644,300,814**	**749,933,884**
TOTAL ADVANCES			**5,123,952,856**	**4,642,320,842**

1. *Net of bills re-discounted amounting to Nil (March 31, 2017: Nil).*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 10 - FIXED ASSETS		
I. **Premises**		
Gross block		
At cost at March 31 of preceding year	72,701,320	69,336,049
Additions during the year[1]	1,501,268	3,795,192
Deductions during the year	(281,464)	(429,921)
Closing balance	73,921,124	72,701,320
Less: Depreciation to date[2]	(13,795,329)	(12,189,563)
Net block[3]	60,125,795	60,511,757
II. **Other fixed assets (including furniture and fixtures)**		
Gross block		
At cost at March 31 of preceding year	53,522,935	50,133,048
Additions during the year	7,493,392	6,167,987
Deductions during the year	(1,431,327)	(2,778,100)
Closing balance	59,585,000	53,522,935
Less: Depreciation to date[4]	(43,090,256)	(38,397,243)
Net block	16,494,744	15,125,692
III. **Assets given on lease**		
Gross block		
At cost at March 31 of preceding year	16,904,628	17,299,544
Additions during the year	-	-
Deductions during the year	(189,999)	(394,916)
Closing balance	16,714,629	16,904,628
Less: Depreciation to date, accumulated lease adjustment and provisions[5]	(14,300,019)	(14,490,005)
Net block	2,414,610	2,414,623
TOTAL FIXED ASSETS	79,035,149	78,052,072

1. *Includes revaluation gain amounting to ₹ 249.1 million on account of revaluation carried out by the Bank (March 31, 2017: ₹ 2,760.3 million).*

2. *Includes depreciation charge amounting to ₹ 1,754.3 million for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 1,721.9 million), including depreciation charge of ₹ 572.4 million for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 494.9 million) on account of revaluation.*

3. *Includes assets of ₹ 37.4 million (March 31, 2017: ₹ 72.0 million) which are held for sale.*

4. *Includes depreciation charge amounting to ₹ 6,053.1 million for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 5,854.6 million).*

5. *The depreciation charge/lease adjustment/provisions is an insignificant amount for the year ended March 31, 2018 (year ended March 31, 2017: insignificant amount).*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	-	-
II. Interest accrued	69,899,215	57,769,472
III. Tax paid in advance/tax deducted at source (net)	61,699,162	55,371,313
IV. Stationery and stamps	1,375	1,180
V. Non-banking assets acquired in satisfaction of claims[1,2,3]	19,650,832	25,327,852
VI. Advances for capital assets	1,215,031	1,734,228
VII. Deposits	14,146,176	11,246,046
VIII. Deferred tax assets (net) (refer note 18.42)	74,770,217	54,722,268
IX. Deposits in Rural Infrastructure and Development Fund	269,249,912	241,126,021
X. Others[4]	206,636,072	178,047,098
TOTAL OTHER ASSETS	717,267,992	625,345,478

1. *During the year ended March 31, 2018, the Bank acquired assets amounting to ₹ 952.6 million (year ended March 31, 2017: ₹ 16,252.2 million) in satisfaction of claims under debt-asset swap transactions with certain borrowers. Assets amounting to ₹ 279.1 million were sold during the year ended March 31, 2018 (year ended March 31, 2017: ₹ 500.3 million).*

2. *During the year ended March 31, 2018, the Bank converted certain non-banking assets into banking assets amounting to ₹ 345.6 million (year ended March 31, 2017: ₹ 288.5 million).*

3. *Represents balance net of provision held amounting to ₹ 13,184.2 million (March 31, 2017: ₹ 7,401.2 million).*

4. *Includes receivable amounting to ₹ 3,988.7 million pertaining to a non-performing loan sold during the year ended March 31, 2018, which was received by the Bank on April 2, 2018.*

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Bank not acknowledged as debts	62,660,192	46,433,936
II. Liability for partly paid investments	12,455	12,455
III. Liability on account of outstanding forward exchange contracts[1]	4,326,689,229	4,272,338,374
IV. Guarantees given on behalf of constituents		
a) In India	747,815,379	726,798,240
b) Outside India	197,543,699	203,192,612
V. Acceptances, endorsements and other obligations	410,036,446	478,371,361
VI. Currency swaps[1]	416,989,369	410,829,581
VII. Interest rate swaps, currency options and interest rate futures[1]	6,592,928,249	4,131,188,719
VIII. Other items for which the Bank is contingently liable	137,765,000	40,771,849
TOTAL CONTINGENT LIABILITIES	12,892,440,018	10,309,937,127

1. *Represents notional amount.*

2. *Refer note 18.16 - Exchange traded interest rate derivatives and currency derivatives and note 18.17 - Forward rate agreement (FRA)/Interest rate swaps (IRS)/Cross currency swaps (CCS).*

3. *Refer note 18.36 - Description of contingent liabilities.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Profit and Loss Account

₹ in '000s

	Year ended 31.03.2018	Year ended 31.03.2017
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	**408,662,070**	396,033,926
II. Income on investments	**115,681,704**	113,770,721
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**6,633,788**	4,954,607
IV. Others[1,2]	**18,681,360**	26,803,539
TOTAL INTEREST EARNED	**549,658,922**	**541,562,793**

1. *Includes interest on income tax refunds amounting to ₹ 2,625.9 million (March 31, 2017: ₹ 4,507.1 million).*

2. *Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.*

₹ in '000s

	Year ended 31.03.2018	Year ended 31.03.2017
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	**87,894,054**	80,348,880
II. Profit/(loss) on sale of investments (net)[1,2]	**63,058,535**	88,139,431
III. Profit/(loss) on revaluation of investments (net)	**(5,161,974)**	(1,907,142)
IV. Profit/(loss) on sale of land, buildings and other assets (net)[3]	**38,027**	21,151
V. Profit/(loss) on exchange/derivative transactions (net)	**15,431,519**	13,552,152
VI. Income earned by way of dividends, etc. from subsidiary companies and/or joint ventures abroad/in India	**12,140,645**	14,190,348
VII. Miscellaneous income (including lease income)	**795,520**	700,011
TOTAL OTHER INCOME	**174,196,326**	**195,044,831**

1. *For the year ended March 31, 2018, includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, through initial public offers (IPO) (year ended March 31, 2017: gain on sale of a part of equity investment in a subsidiary, ICICI Prudential Life Insurance Company Limited, through IPO).*

2. *Refer note 18.11 - Investments.*

3. *Includes profit/(loss) on sale of assets given on lease.*

₹ in '000s

	Year ended 31.03.2018	Year ended 31.03.2017
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	**234,287,704**	228,716,676
II. Interest on Reserve Bank of India/inter-bank borrowings	**9,493,244**	9,967,203
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**75,619,515**	85,505,706
TOTAL INTEREST EXPENDED	**319,400,463**	**324,189,585**

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Profit and Loss Account *(Contd.)*

₹ in '000s

		Year ended 31.03.2018	Year ended 31.03.2017
SCHEDULE 16 - OPERATING EXPENSES			
I.	Payments to and provisions for employees	59,139,503	57,337,052
II.	Rent, taxes and lighting[1]	11,763,808	11,137,184
III.	Printing and stationery	1,770,857	1,760,972
IV.	Advertisement and publicity	4,013,714	2,880,587
V.	Depreciation on Bank's property	7,807,420	7,576,498
VI.	Depreciation (including lease equalisation) on leased assets	12	12
VII.	Directors' fees, allowances and expenses	15,292	23,720
VIII.	Auditors' fees and expenses	83,883	78,260
IX.	Law charges	805,748	691,079
X.	Postages, courier, telephones, etc.	3,728,904	3,430,089
XI.	Repairs and maintenance	14,856,619	11,460,088
XII.	Insurance	5,484,575	4,628,895
XIII.	Direct marketing agency expenses	13,035,643	11,078,152
XIV.	Other expenditure[2]	34,533,458	35,467,988
TOTAL OPERATING EXPENSES		157,039,436	147,550,576

1. *Includes lease expense amounting to ₹ 8,966.3 million (March 31, 2017: ₹ 8,174.7 million).*

2. *Net of recoveries from group companies towards shared services.*

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited (ICICI Bank or the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949. The Bank also has overseas branches in Bahrain, China, Dubai, Hong Kong, Qatar, Singapore, South Africa, Sri Lanka, United States of America and Offshore Banking units.

Basis of preparation

The financial statements have been prepared in accordance with requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949. The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by Reserve Bank of India (RBI) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with paragraph 7 of the Companies (Accounts) Rules, 2014 to the extent applicable and practices generally prevalent in the banking industry in India. The Bank follows the historical cost convention and the accrual method of accounting, except in the case of interest and other income on non-performing assets (NPAs) where it is recognised upon realisation.

The preparation of financial statements requires the management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates.

SIGNIFICANT ACCOUNTING POLICIES

1. Revenue recognition

a) Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI. Further, interest income was recognised upon realisation under the SDR, change in management outside SDR or S4A schemes, from the date of invocation till the end of stand-still period/implementation date. With effect from February 12, 2018, RBI has withdrawn these schemes and the interest income, for cases where the SDR, change in management outside SDR or S4A schemes were not implemented at that date, has been recognised as per the income recognition and asset classification norms of RBI.

b) Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period.

c) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

d) Dividend income is accounted on accrual basis when the right to receive the dividend is established.

e) Loan processing fee is accounted for upfront when it becomes due.

f) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

g) Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

h) Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

i) The annual/renewal fee on credit cards and debit cards are amortised on a straight-line basis over one year.

j) Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

k) All other fees are accounted for as and when they become due.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

l) Net income arising from sell-down/securitisation of loan assets prior to February 1, 2006 has been recognised upfront as interest income. With effect from February 1, 2006, net income arising from securitisation of loan assets is amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of the sell-down/securitisation and direct assignment of loan assets is recognised at the time of sale.

m) The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

2. Investments

Investments are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

1. All investments are classified into 'Held to Maturity', 'Available for Sale' and 'Held for Trading'. Reclassifications, if any, in any category are accounted for as per RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

2. 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight-line basis respectively.

3. 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as 'Available for Sale', is amortised over the remaining period to maturity on constant yield basis and straight-line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA) /Financial Benchmark India Private Limited (FBIL), periodically.

   The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

   Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹ 1, as per RBI guidelines.

   Securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of conversion of outstanding loans is fully provided for. Non-performing investments are identified based on the RBI guidelines.

   Depreciation on equity shares acquired and held by the Bank under SDR, S4A and change in management outside SDR schemes is provided over a period of four calendar quarters from the date of conversion of debt into equity in accordance with the RBI guidelines. With effect from February 12, 2018, the depreciation is provided over a period of four quarters for the schemes which have been implemented prior to that date as per extant RBI guidelines.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

4. Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

5. The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund.

6. Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

7. Equity investments in subsidiaries/joint ventures are classified under 'Held to Maturity' and 'Available for Sale'. The Bank assesses these investments for any permanent diminution in value and appropriate provisions are made.

8. Profit/loss on sale of investments in the 'Held to Maturity' category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in 'Available for Sale' and 'Held for Trading' categories is recognised in the profit and loss account.

9. Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

10. Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.

11. At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided for.

12. The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

13. The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked to market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

3. Provision/write-offs on loans and other credit facilities

The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed on the basis of the ageing of the loans in the non-performing category. In respect of non-retail loans reported as fraud to RBI and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period of four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting

SCHEDULES
forming part of the Accounts *(Contd.)*

the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per extant RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with RBI directions, including RBI direction for provision on accounts referred to the National Company Law Tribunal (NCLT) under the Insolvency and Bankruptcy Code, 2016. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

a) Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

 In respect of non-performing loans and advances accounts subjected to restructuring, the account is upgraded to standard only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is later, falls due, subject to satisfactory performance of the account during the period. Prior to February 12, 2018, standard restructured loans were upgraded to the standard category when satisfactory payment performance was evidenced during the specified period and after the loan reverted to the normal level of standard asset provisions/risk weights. With effect from February 12, 2018, non-performing and restructured loans are upgraded to standard only after satisfaction of certain payment and rating threshold criteria specified under RBI guidelines on Resolution of Stressed Assets – Revised Framework.

b) Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

c) The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors and provision on exposures to step-down subsidiaries of Indian companies. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

d) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

e) The Bank makes floating provision as per a Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

4. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised over the life of the transaction based on the method prescribed in the guidelines.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

In accordance with RBI guidelines, in case of non-performing/special mention account-2 loans sold to securitisation company (SC)/reconstruction company (RC), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

5. Property, Plant and Equipment

Property, Plant and Equipment (PPE), other than premises, are carried at cost less accumulated depreciation and impairment, if any. Premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of PPE on a straight-line basis. The useful lives of the groups of PPE are given below.

Asset	Useful life
Premises owned by the Bank	60 years
Leased assets and improvements to leasehold premises	60 years or lease period whichever is lower
ATMs[1]	6-8 years[1]
Plant and machinery[1] (including office equipment)	5-10 years[1]
Electric installations and equipments	10-15 years
Computers	3 years
Servers and network equipment[1]	4-10 years[1]
Furniture and fixtures[1]	5-10 years[1]
Motor vehicles[1]	5 years[1]
Others (including software and system development expenses)[1]	4 years[1]

1. *The useful life of assets is based on historical experience of the Bank, which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.*

a) Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised.

b) Items individually costing upto ₹ 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

c) Assets at residences of Bank's employees are depreciated over the estimated useful life of 5 years.

d) In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually.

e) The profit on sale of premises is appropriated to capital reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

Non-Banking assets

Non-Banking assets (NBAs) acquired in satisfaction of claims are carried at lower of net book value and net realisable value. Further, the Bank creates provision on non-banking assets as per specific RBI directions.

6. Transactions involving foreign exchange

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches and offshore banking units) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are included in the profit and loss account.

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/ losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations.

The premium or discount arising on inception of forward exchange contracts that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

7. Accounting for derivative contracts

The Bank enters into derivative contracts such as interest rate and currency options, interest rate and currency futures, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. Hedge swaps are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked to market.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through profit and loss account.

8. Employee Stock Option Scheme (ESOS)

The Employees Stock Option Scheme (the Scheme) provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. The Bank follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the meeting of the Board Governance, Remuneration & Nomination Committee in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered.

9. Employee Benefits

Gratuity

The Bank pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

Actuarial valuation of the gratuity liability is determined by an actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation Fund and National Pension Scheme

The Bank contributes 15.0% of the total annual basic salary of certain employees to superannuation funds, a defined contribution plan, managed and administered by insurance companies. Further, the Bank contributes 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The Bank also gives an option to its employees allowing them to receive the amount in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Bank to the superannuation fund and NPS or to employee during the year are recognised in the profit and loss account.

Pension

The Bank provides for pension, a defined benefit plan covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident Fund

The Bank is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Bank contributes an equal amount for eligible employees. The Bank makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner. The Bank makes balance contributions to a fund administered by trustees. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an actuary appointed by the Bank.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

The overseas branches of the Bank and its eligible employees contribute a certain percentage of their salary towards respective government schemes as per local regulatory guidelines. The contribution made by the overseas branches is recognised in profit and loss account at the time of contribution.

Compensated absences

The Bank provides for compensated absence based on actuarial valuation conducted by an independent actuary.

10. Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year.

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon management's judgement as to whether their realisation is considered as reasonably certain. However, in case of unabsorbed depreciation or carried forward loss, deferred tax assets will be recognised only if there is virtual certainty of realisation of such assets.

Minimum Alternate Tax (MAT) credit is recognised as an asset to the extent there is convincing evidence that the Bank will pay normal income tax during specified period, i.e., the period for which MAT credit is allowed to be carried forward as per prevailing provisions of the Income Tax Act 1961. In accordance with the recommendation contained in the guidance note issued by ICAI, MAT credit is to be recognised as an asset in the year in which it becomes eligible for set off against normal income tax. The Bank reviews MAT credit entitlements at each balance sheet date and writes down the carrying amount to the extent there is no longer convincing evidence to the effect that the Bank will pay normal income tax during the specified period.

11. Impairment of Assets

The Bank follows revaluation model of accounting for its premises and the recoverable amount of the revalued assets is considered to be close to its revalued amount. Accordingly, separate assessment for impairment of premises is not required.

12. Provisions, contingent liabilities and contingent assets

The Bank estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the financial statements. In case of remote possibility neither provision nor disclosure is made in the financial statements. The Bank does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

13. Earnings per share (EPS)

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

14. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight-line basis.

15. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regards.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20 – Earnings per share. Basic earnings per equity share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Basic		
Weighted average number of equity shares outstanding	6,417,180,759	6,401,835,901
Net profit attributable to equity share holders	67,774.2	98,010.9
Basic earnings per share (₹)	10.56	15.31
Diluted		
Weighted average number of equity shares outstanding	6,482,375,300	6,428,315,579
Net profit attributable to equity share holders	67,774.2	98,010.9
Diluted earnings per share (₹)[2]	10.46	15.25
Nominal value per share (₹)	2.00	2.00

1. *Pursuant to the issue of bonus shares by the Bank during the year ended March 31, 2018, number of shares and per share information has been restated for the year ended March 31, 2017.*

2. *The dilutive impact is due to options granted to employees by the Bank.*

2. Business/information ratios

The following table sets forth, for the periods indicated, the business/information ratios.

Sr. No.	Particulars	Year ended March 31, 2018	Year ended March 31, 2017
1.	Interest income to working funds[1]	7.06%	7.43%
2.	Non-interest income to working funds[1]	2.24%	2.68%
3.	Operating profit to working funds[1,2]	3.18%	3.64%
4.	Return on assets[3]	0.87%	1.35%
5.	Net profit per employee[4] (₹ in million)	0.8	1.2
6.	Business (average deposits plus average advances) per employee[4,5] (₹ in million)	107.8	98.9

1. *For the purpose of computing the ratio, working funds represent the monthly average of total assets computed for reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.*

2. *Operating profit is profit for the year before provisions and contingencies.*

3. *For the purpose of computing the ratio, assets represent the monthly average of total assets computed for reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.*

4. *Computed based on average number of employees which include sales executives, employees on fixed term contracts and interns.*

5. *The average deposits and the average advances represent the simple average of the figures reported in Form A to RBI under Section 42(2) of the Reserve Bank of India Act, 1934.*

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

3. **Capital adequacy ratio**

The Bank is subject to the Basel III capital adequacy guidelines stipulated by RBI with effect from April 1, 2013. The guidelines provide a transition schedule for Basel III implementation till March 31, 2019. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 (CET1) and Additional Tier-1.

At March 31, 2018, Basel III guidelines require the Bank to maintain a minimum Capital to Risk-Weighted Assets Ratio (CRAR) of 10.975% with minimum CET1 CRAR of 7.475% and minimum Tier-1 CRAR of 8.975%. The minimum total CRAR, Tier-1 CRAR and CET1 CRAR requirement include capital conservation buffer of 1.875% and additional capital requirement of 0.10% on account of the Bank being designated as Domestic Systemically Important Bank.

The following table sets forth, for the periods indicated, computation of capital adequacy as per Basel III framework.

₹ in million, except percentages

Particulars	At March 31, 2018	At March 31, 2017
CET1 CRAR (%)	14.43%	13.74%
Tier-1 CRAR (%)	15.92%	14.36%
Tier-2 CRAR (%)	2.50%	3.03%
Total CRAR (%)	18.42%	17.39%
Amount of equity capital raised	-	-
Amount of Additional Tier-1 capital raised; of which		
a) Perpetual Non-Cumulative Preference Shares	-	-
b) Perpetual Debt Instruments	55,550.0	34,250.0
Amount of Tier-2 capital raised; of which		
a) Debt Capital Instruments	-	-
b) Preference Share Capital Instruments	-	-
[Perpetual Cumulative Preference Shares (PCPS)/Redeemable Non-Cumulative Preference Shares (RNCPS)/Redeemable Cumulative Preference Shares (RCPS)]		

4. **Liquidity coverage ratio**

The Basel Committee for Banking Supervision (BCBS) had introduced the liquidity coverage ratio (LCR) in order to ensure that a bank has an adequate stock of unencumbered high quality liquid assets (HQLA) to survive a significant liquidity stress lasting for a period of 30 days. LCR is defined as a ratio of HQLA to the total net cash outflows estimated for the next 30 calendar days. As per the RBI guidelines, the minimum LCR required to be maintained by banks shall be implemented in a phased manner from January 1, 2015 as given below.

Starting from January 1	2015	2016	2017	2018	2019
Minimum LCR	60.0%	70.0%	80.0%	90.0%	100.0%

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the quarterly average of unweighted and weighted values of the LCR of the Bank. The simple average has been computed based on daily values.

₹ in million

Sr. No.	Particulars	Three months ended March 31, 2018		Three months ended March 31, 2017		Three months ended December 31, 2017		Three months ended September 30, 2017		Three months ended June 30, 2017	
		Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)
	High quality liquid assets										
1.	Total high quality liquid assets	N.A.	1,051,010.5	N.A.	971,361.1	N.A.	980,012.2	N.A.	932,302.7	N.A.	942,795.5
	Cash outflows										
2.	Retail deposits and deposits from small business customers, of which:	3,112,229.1	284,256.3	2,863,944.4	259,883.3	3,042,471.8	278,330.0	2,956,710.1	270,733.0	2,912,193.2	266,892.7
	(i) Stable deposits	539,332.4	26,966.6	530,223.1	26,511.2	518,342.8	25,917.1	498,759.9	24,938.0	486,532.5	24,326.6
	(ii) Less stable deposits	2,572,896.7	257,289.7	2,333,721.3	233,372.1	2,524,129.0	252,412.9	2,457,950.2	245,795.0	2,425,660.7	242,566.1
3.	Unsecured wholesale funding, of which:	1,509,284.6	787,868.8	1,191,100.3	674,631.1	1,428,318.5	737,099.3	1,346,534.2	693,031.9	1,303,929.4	687,643.7
	(i) Operational deposits (all counterparties)	332,945.6	83,236.4	274,266.8	68,566.7	320,769.8	80,192.4	293,994.2	73,498.5	293,633.6	73,408.4
	(ii) Non-operational deposits (all counterparties)	1,080,293.7	608,587.1	835,289.0	524,519.9	1,048,671.7	598,029.9	1,022,467.1	589,460.5	957,827.7	561,767.2
	(iii) Unsecured debt	96,045.3	96,045.3	81,544.5	81,544.5	58,877.0	58,877.0	30,072.9	30,072.9	52,468.1	52,468.1
4.	Secured wholesale funding	N.A.	0.5	N.A.	20.2	N.A.	15.2	N.A.	-	N.A.	-
5.	Additional requirements, of which:	412,412.9	102,112.1	550,684.2	148,926.3	514,601.4	117,646.0	539,932.1	117,922.4	511,234.8	118,756.1
	(i) Outflows related to derivative exposures and other collateral requirements	54,873.2	54,873.2	84,355.5	84,355.5	59,040.3	59,040.3	57,827.6	57,827.6	59,159.5	59,159.5
	(ii) Outflows related to loss of funding on debt products	321.3	321.3	354.7	354.7	321.9	321.9	347.8	347.8	347.1	347.1
	(iii) Credit and liquidity facilities	357,218.4	46,917.6	465,974.0	64,216.1	455,239.2	58,283.8	481,756.7	59,747.0	451,728.2	59,249.5
6.	Other contractual funding obligations	79,394.0	79,394.0	106,326.0	106,326.0	79,628.1	79,628.1	87,864.1	87,864.1	75,950.9	75,950.9
7.	Other contingent funding obligations	1,940,166.6	74,522.5	1,824,755.6	68,745.4	1,895,283.1	72,581.8	1,770,342.7	67,739.3	1,813,323.3	68,455.3
8.	**Total cash outflows**	N.A.	1,328,154.2	N.A.	1,258,532.3	N.A.	1,285,300.4	N.A.	1,237,290.7	N.A.	1,217,698.7
9.	Secured lending (e.g. reverse repos)	50,994.0	4.5	158,596.8	-	58,374.8	1.9	65,009.4	-	96,918.4	-
10.	Inflows from fully performing exposures	432,268.3	364,081.4	296,648.1	227,647.6	362,514.9	299,072.0	333,292.7	256,373.1	303,300.0	231,349.4
11.	Other cash inflows	45,186.8	27,789.9	58,661.5	36,351.6	48,015.6	30,721.3	55,064.8	34,485.1	57,371.9	37,316.4
12.	Total cash inflows	528,449.1	391,875.8	513,906.4	263,999.2	468,905.3	329,795.2	453,366.9	290,858.2	457,590.3	268,665.8
13.	Total HQLA	N.A.	1,051,010.5	N.A.	971,361.1	N.A.	980,012.2	N.A.	932,302.7	N.A.	942,795.5
14.	Total net cash outflows (8)-(12)	N.A.	936,278.4	N.A.	994,533.1	N.A.	955,505.2	N.A.	946,432.5	N.A.	949,032.9
15.	Liquidity coverage ratio (%)	N.A.	112.25%	N.A.	97.67%	N.A.	102.56%	N.A.	98.51%	N.A.	99.34%

Liquidity of the Bank is managed by the Asset Liability Management Group (ALMG) under the central oversight of the Asset Liability Management Committee (ALCO). For the domestic operations of the Bank, ALMG-India is responsible for the overall management of liquidity. For the overseas branches of the Bank, a decentralised approach is followed for day-to-day liquidity management, while a centralised approach is followed for long-term funding in co-ordination with Head-Office. Liquidity in the overseas branches is maintained taking into consideration both host country and the RBI regulations.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

The Bank during the three months ended March 31, 2018 maintained average HQLA (after haircut) of ₹ 1,051,010.5 million (March 31, 2017: ₹ 971,361.1 million) against the average liquidity requirement of ₹ 842,650.4 million (March 31, 2017: ₹ 795,626.5 million) at minimum LCR requirement of 90.0% (March 31, 2017: 80.0%). HQLA primarily includes government securities in excess of minimum statutory liquidity ratio (SLR) and to the extent allowed under marginal standing facility (MSF) and facility to avail liquidity for LCR (FALLCR) of ₹ 815,035.6 million (March 31, 2017: ₹ 806,903.7 million). Additionally, cash balance in excess of cash reserve requirement with RBI and balances with central banks of countries where the Bank's branches are located amounted to ₹ 160,400.8 million (March 31, 2017: ₹ 100,448.7 million). Further, average level 2 assets primarily consisting of AA- and above rated corporate bonds and commercial papers, amounted to ₹ 50,909.9 million (March 31, 2017: ₹ 36,348.1 million).

At March 31, 2018, top liability products/instruments and their percentage contribution to the total liabilities of the Bank were term deposits 30.83% (March 31, 2017: 31.51%), savings account deposits 22.86% (March 31, 2017: 22.27%), bond borrowings 10.68% (March 31, 2017: 12.33%) and current account deposits 10.12% (March 31, 2017: 9.72%). Top 20 depositors constituted 6.20% (March 31, 2017: 7.04%) of total deposits of the Bank at March 31, 2018. Further, the total borrowings mobilised from significant counterparties (from whom the funds borrowed were more than 1.00% of the Bank's total liabilities) were 8.92% (March 31, 2017: 10.26%) of the total liabilities of the Bank at March 31, 2018.

The weighted cash outflows are primarily driven by unsecured wholesale funding which includes operational deposits, non-operational deposits and unsecured debt. During the three months ended March 31, 2018, unsecured wholesale funding contributed 59.32% (March 31, 2017: 53.60%) of the total weighted cash outflows. The non-operational deposits include term deposits with premature withdrawal facility. Retail deposits including deposits from small business customers and other contingent funding obligations contributed 21.40% (March 31, 2017: 20.65%) and 5.61% (March 31, 2017: 5.46%) of the total weighted cash outflows, respectively. The other contingent funding obligations primarily include bank guarantees (BGs) and letters of credit (LCs) issued on behalf of the Bank's clients.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and RBI, currently in a draft stage, certain derivative transactions would be subject to margin reset and consequent collateral exchange would be as governed by Credit Support Annex (CSA). The margin rules are applicable for both the domestic and overseas operations of the Bank. The Bank has entered into CSAs which would require maintenance of collateral due to valuation changes on transactions under the CSA framework. The Bank considers the increased liquidity requirement on account of valuation changes in the transactions settled through Qualified Central Counterparties (QCCP) in India including the Clearing Corporation of India (CCIL) and other exchange houses as well as for transactions covered under CSAs. The potential outflows on account of such transactions have been considered based on the look-back approach prescribed in the RBI guidelines.

The average LCR of the Bank for the three months ended March 31, 2018 was 112.25% (March 31, 2017: 97.67%). During the three months ended March 31, 2018, other than Indian Rupee, USD was the only significant foreign currency which constituted more than 5.00% of the balance sheet size of the Bank. The average LCR of the Bank for USD currency, computed based on month-end LCR values, was 112.57% for the three months ended March 31, 2018 (March 31, 2017: 44.51%).

5. Information about business and geographical segments

Business Segments

Pursuant to the guidelines issued by RBI on AS 17 - Segment Reporting - Enhancement of Disclosures dated April 18, 2007, effective from year ended March 31, 2008, the following business segments have been reported.

* **Retail Banking** includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision (BCBS) document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

* **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

- **Treasury** includes the entire investment and derivative portfolio of the Bank.

- **Other Banking** includes leasing operations and other items not attributable to any particular business segment.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The following tables set forth, for the periods indicated, the business segment results on this basis.

₹ in million

| Sr. No. | Particulars | For the year ended March 31, 2018 | | | | |
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1.	Revenue	502,625.4	300,940.2	519,603.8	12,787.2	1,335,956.6
2.	Less: Inter-segment revenue					612,101.4
3.	Total revenue (1)–(2)					723,855.2
4.	**Segment results**	71,414.2	(82,813.0)	81,149.3	4,595.0	74,345.5
5.	Unallocated expenses					-
6.	Operating profit (4)-(5)					74,345.5
7.	Income tax expenses (including deferred tax credit)					6,571.3
8.	**Net profit (6)-(7)**					67,774.2
9.	Segment assets	2,586,385.4	2,657,712.2	3,303,399.8	107,924.8	8,655,422.2
10.	Unallocated assets[1]					136,469.4
11.	**Total assets (9)+(10)**					8,791,891.6
12.	Segment liabilities	4,135,023.7	1,672,682.4	2,946,198.7[2]	37,986.8	8,791,891.6
13.	Unallocated liabilities					-
14.	**Total liabilities (12)+(13)**					8,791,891.6
15.	Capital expenditure	7,393.7	1,302.8	24.3	24.8	8,745.6
16.	Depreciation	6,665.6	1,081.8	17.7	42.3	7,807.4

1. *Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).*

2. *Includes share capital and reserves and surplus.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
		For the year ended March 31, 2017				
1.	Revenue	453,911.8	306,405.7	545,629.9	18,640.9	1,324,588.3
2.	Less: Inter-segment revenue					587,980.7
3.	Total revenue (1)–(2)					736,607.6
4.	**Segment results**	**53,853.0**	**(74,341.1)**	**126,707.0**	**6,567.3**	**112,786.2**
5.	Unallocated expenses					-
6.	Operating profit (4)-(5)					112,786.2
7.	Income tax expenses (including deferred tax credit)					14,775.2
8.	**Net profit (6)-(7)**					**98,011.0**
9.	Segment assets	2,136,950.4	2,612,652.8	2,748,218.4	109,999.3	7,607,820.9
10.	Unallocated assets[1]					110,093.6
11.	**Total assets (9)+(10)**					**7,717,914.5**
12.	Segment liabilities	3,678,085.9	1,495,191.4	2,510,968.2[2]	33,669.0	7,717,914.5
13.	Unallocated liabilities					-
14.	**Total liabilities (12)+(13)**					**7,717,914.5**
15.	Capital expenditure	6,547.3	616.2	19.4	20.0	7,202.9
16.	Depreciation	6,396.2	1,108.6	15.6	56.1	7,576.5

1. *Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).*
2. *Includes share capital and reserves and surplus.*

Geographical segments

The Bank reports its operations under the following geographical segments.

* **Domestic operations** comprise branches in India.

* **Foreign operations** comprise branches outside India and offshore banking units in India.

The following table sets forth, for the periods indicated, geographical segment results.

₹ in million

Revenues	Year ended March 31, 2018	Year ended March 31, 2017
Domestic operations	685,764.0	682,895.7
Foreign operations	38,091.2	53,711.9
Total	**723,855.2**	**736,607.6**

₹ in million

Assets	At March 31, 2018	At March 31, 2017
Domestic operations	7,724,037.0	6,661,570.6
Foreign operations	931,385.2	946,250.3
Total	**8,655,422.2**	**7,607,820.9**

Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

Particulars	Capital expenditure incurred during		Depreciation provided during	
	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2018	Year ended March 31, 2017
Domestic operations	8,584.1	7,150.3	7,739.8	7,507.4
Foreign operations	161.5	52.6	67.6	69.1
Total	8,745.6	7,202.9	7,807.4	7,576.5

6. **Maturity pattern**

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2018.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets[2]	Total foreign currency liabilities[2]
Day 1	8,269.3	248,957.1	92,186.7	-	12,974.8	1,597.0
2 to 7 days	45,366.0	220,653.2	435,307.2	155,100.1	320,146.2	8,076.4
8 to 14 days	51,069.5	80,973.0	142,865.4	31,043.3	18,014.4	23,194.4
15 to 30 days	114,084.8	100,440.0	83,340.3	48,153.1	45,594.1	42,027.0
31 days to 2 months	176,811.3	40,682.1	195,498.1	51,716.4	67,639.3	29,495.8
2 to 3 months	211,245.8	54,101.1	161,686.7	78,375.8	60,259.6	74,672.7
3 to 6 months	448,622.1	99,057.9	294,857.1	97,585.3	104,404.0	119,756.2
6 months to 1 year	552,756.4	191,411.3	487,247.8	215,439.8	113,605.0	211,011.2
1 to 3 years	1,240,469.0	274,485.7	557,322.3	531,721.2	162,479.4	418,914.5
3 to 5 years	905,127.2	275,685.9	1,586,822.7	267,450.8	88,163.8	117,477.0
Above 5 years	1,370,131.5	443,494.5	1,572,617.8	352,000.4	227,599.5	113,742.0
Total	5,123,952.9	2,029,941.8	5,609,752.1	1,828,586.2	1,220,880.1	1,159,964.2

1. *Includes foreign currency balances.*
2. *Excludes off-balance sheet assets and liabilities.*

The following table sets forth the maturity pattern of assets and liabilities of the Bank at March 31, 2017.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets[2]	Total foreign currency liabilities[2]
Day 1	8,757.4	175,720.4	72,285.3	-	14,070.1	1,379.8
2 to 7 days	41,128.1	87,210.4	375,542.3	13,124.4	172,411.2	25,643.2
8 to 14 days	33,216.1	50,137.2	106,138.4	9,924.6	17,866.8	17,007.1
15 to 30 days	86,614.9	78,397.8	77,275.1	80,377.4	37,280.8	90,888.0
31 days to 2 months	129,995.7	53,584.0	120,950.4	19,904.6	46,376.4	27,826.0
2 to 3 months	185,675.5	39,010.8	187,419.8	50,256.1	48,937.3	45,818.3
3 to 6 months	322,603.3	92,171.7	359,444.8	67,702.8	76,970.3	58,216.4
6 months to 1 year	517,143.6	105,792.2	326,211.4	231,641.7	110,974.7	218,095.5
1 to 3 years	1,284,125.8	208,006.9	497,017.3	468,435.2	234,380.5	393,384.5
3 to 5 years	924,537.2	285,991.2	1,393,293.3	215,539.9	171,209.0	126,716.6
Above 5 years	1,108,523.3	439,042.9	1,384,812.7	318,654.9	212,846.9	102,490.1
Total	4,642,320.8	1,615,065.5	4,900,390.6	1,475,561.5	1,143,324.0	1,107,465.5

1. *Includes foreign currency balances.*
2. *Excludes off-balance sheet assets and liabilities.*

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

The estimates and assumptions used by the Bank for classification of assets and liabilities under the different maturity buckets is based on the returns submitted to RBI for the relevant periods.

7. Preference shares

At March 31, 2018, certain government securities amounting to ₹ 3,338.9 million (March 31, 2017: ₹ 3,219.7 million) were earmarked against redemption of preference shares issued by the Bank. The preference shares have been subsequently redeemed after approval from RBI on April 20, 2018, as per the original terms of the issue.

8. Employee Stock Option Scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting of options. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014, vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance vested on April 30, 2018 and option granted in September 2015 which would vest to the extent of 50% on April 30, 2018 and balance 50% would vest on April 30, 2019. However, for the options granted in September 2015, if the participant's employment terminates due to retirement (including pursuant to any early/voluntary retirement scheme), all the unvested options would lapse. Options granted in January 2018 would vest at the end of four years from the date of grant.

Options granted prior to March 2014, vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September 2011 vested in a graded manner over a five-years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant.

Pursuant to the issuance of bonus shares approved by the shareholders on June 12, 2017, stock options were also adjusted with increase of one option for every 10 outstanding options and the exercise prices of options were proportionately adjusted. Accordingly the option and exercise price numbers are re-stated.

The exercise price of the Bank's options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of ₹ 175.82. This exercise price was the average closing price on the stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

Based on intrinsic value of options, no compensation cost was recognised during the year ended March 31, 2018 (year ended March 31, 2017: Nil). If the Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2018 would have been higher by ₹ 3,526.6 million (year ended March 31, 2017: ₹ 5,107.5 million) including additional cost of ₹ 74.3 million (March 31, 2017: ₹ 1,393.1 million) due to change in exercise period and proforma profit after tax would have been ₹ 64,247.6 million (year ended March 31, 2017: ₹ 92,903.4 million). On a proforma basis, the Bank's basic and diluted earnings per share would have been ₹ 10.01 (year ended March 31, 2017: ₹ 14.51) and ₹ 9.91 (year ended March 31, 2017: ₹ 14.45) respectively for the

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

year ended March 31, 2018. The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Risk-free interest rate	7.06% to 7.59%	7.43% to 7.77%
Expected life	3.90 to 6.90 years	3.89 to 5.89 years
Expected volatility	31.71% to 32.92%	32.03% to 33.31%
Expected dividend yield	0.73% to 1.81%	2.04% to 2.15%

The weighted average fair value of options granted during the year ended March 31, 2018 was ₹ 86.43 (year ended March 31, 2017: ₹ 76.72).

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant. The expected term of an option is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option. Expected term of option is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option are based on recent dividend activity.

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

	Stock options outstanding			
	Year ended March 31, 2018		Year ended March 31, 2017	
Particulars	Number of options[1]	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	226,715,682	217.12	210,787,022	214.87
Add: Granted during the year	35,137,770	251.05	36,716,130	222.09
Less: Lapsed during the year, net of re-issuance	5,114,174[2]	248.30	1 0,108,994	242.30
Less: Exercised during the year	21,067,028	187.00	10,678,476	166.00
Outstanding at the end of the year	235,672,250	224.19	226,715,682	217.12
Options exercisable	136,428,736	208.44	120,512,112	195.06

1. *Adjusted for bonus issuance.*

2. *Adjusted on account of fractional entitlement payout due to issuance of bonus shares.*

The following table sets forth, the summary of stock options outstanding at March 31, 2018.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-99	1,849,150	79.12	4.91
100-199	47,665,539	165.43	4.85
200-299	185,857,561	240.57	9.43
300-399	300,000	309.50	13.79

The following table sets forth, the summary of stock options outstanding at March 31, 2017.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-99	2,355,045	79.08	5.93
100-199	59,262,913	164.74	5.65
200-299	165,097,724	237.89	9.98
300-399	-	-	-

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data adjusted for bonus issue during the year ended March 31, 2018 was ₹ 296.94 (year ended March 31, 2017: ₹ 234.38).

9. Subordinated debt

The following table sets forth, the details of subordinated debt bonds qualifying for Additional Tier-1 capital raised during the year ended March 31, 2018.

₹ in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Subordinate Additional Tier-1	September 20, 2017	8.55% (annually)	Perpetual[1]	10,800.0
Subordinate Additional Tier-1	October 4, 2017	8.55% (annually)	Perpetual[2]	4,750.0
Subordinate Additional Tier-1	March 20, 2018	9.15% (annually)	Perpetual[3]	40,000.0

1.   *Call option exercisable on September 20, 2022 and on every interest payment date thereafter (exercisable with RBI approval).*

2.   *Call option exercisable on October 4, 2022 and on every interest payment date thereafter (exercisable with RBI approval).*

3.   *Call option exercisable on June 20, 2023 and on every interest payment date thereafter (exercisable with RBI approval).*

The following table sets forth, the details of subordinated debt bonds qualifying for Additional Tier-1 capital raised during the year ended March 31, 2017.

₹ in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Subordinate Additional Tier-1	March 17, 2017	9.20% (annually)	Perpetual[1]	34,250.0

1.   *Call option exercisable on March 17, 2022 and on every interest payment date thereafter (exercisable with RBI approval).*

During the year ended March 31, 2018, the Bank has not raised subordinated debt qualifying for Tier-2 capital (March 31, 2017: Nil).

10. Repurchase transactions

The following tables set forth for the periods indicated, the details of securities sold and purchased under repo and reverse repo transactions respectively including transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF).

₹ in million

Sr. No.	Particulars	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2018
		Year ended March 31, 2018			
	Securities sold under Repo, LAF and MSF				
i)	Government Securities	-	129,841.0	15,706.0	115,920.0
ii)	Corporate Debt Securities	-	1,000.0	4.4	-
	Securities purchased under Reverse Repo and LAF				
i)	Government Securities	-	323,000.0	70,930.9	170,390.0
ii)	Corporate Debt Securities	-	2,000.0	7.7	-

1.   *Amounts reported are based on face value of securities under Repo and Reverse repo.*

2.   *Amounts reported are based on lending/borrowing amount under LAF and MSF.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Sr. No.	Particulars	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2017
		Year ended March 31, 2017			
Securities sold under Repo, LAF and MSF					
i)	Government Securities	9.5	176,914.4	37,829.8	9.5
ii)	Corporate Debt Securities	-	335.4	7.3	-
Securities purchased under Reverse Repo and LAF					
i)	Government Securities	-	341,500.0	63,402.7	288,000.0
ii)	Corporate Debt Securities	-	-	-	-

1. Amounts reported are based on face value of securities under Repo and Reverse repo.
2. Amounts reported are based on lending/borrowing amount under LAF and MSF.

11. Investments

The following table sets forth, for the periods indicated, the details of investments and the movement of provision held towards depreciation on investments of the Bank.

₹ in million

Sr. No.	Particulars	At March 31, 2018	At March 31, 2017
1.	**Value of Investments**		
i)	Gross value of investments		
	a) In India	2,003,754.4	1,576,298.5
	b) Outside India	73,275.2	74,196.7
ii)	Provision for depreciation		
	c) In India	(41,654.9)	(34,598.9)
	d) Outside India	(5,432.9)	(830.9)
iii)	Net value of investments		
	e) In India	1,962,099.5	1,541,699.6
	f) Outside India	67,842.3	73,365.8
2.	**Movement of provisions held towards depreciation on investments**		
i)	Opening balance	35,429.8	33,021.8
ii)	Add: Provisions made during the year	28,923.0	9,357.6
iii)	Less: Write-off/write-back of excess provisions during the year	(17,265.0)	(6,949.6)
iv)	Closing balance	47,087.8	35,429.8

During the year ended March 31, 2018, the Bank sold approximately 7.00% of its shareholding in ICICI Lombard General Insurance Company Limited in the IPO for a total consideration of ₹ 20,994.3 million and made a gain (net of IPO related expenses) of ₹ 20,121.5 million on this sale. Further, the Bank sold approximately 20.78% of its shareholding in ICICI Securities Limited in the IPO for a total consideration of ₹ 34,801.2 million and made a gain (net of IPO related expenses) of ₹ 33,197.7 million on this sale.

During the year ended March 31, 2017, the Bank sold approximately 12.63% of its shareholding in ICICI Prudential Life Insurance Company Limited in the IPO for a total consideration of ₹ 60,567.9 million and made a gain (net of IPO related expenses) of ₹ 56,820.3 million on this sale.

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, break-up of other investments in Schedule 8.

₹ in million

Investments	At March 31, 2018	At March 31, 2017
I. **In India**		
Pass through certificates	120,469.0	134,724.3
Commercial paper	128,647.6	71,295.2
Certificate of deposits	43,897.9	4,710.7
Security receipts	34,383.0	32,862.2
Venture funds	3,436.8	3,015.5
Others	253.7	433.8
Total	**331,088.0**	**247,041.7**
II. **Outside India**		
Certificate of deposits	4,234.9	3,306.0
Shares	309.5	210.0
Bonds	2,023.0	7,010.7
Venture funds	970.8	970.0
Total	**7,538.2**	**11,496.7**
Grand total	**338,626.2**	**258,538.4**

12. **Investment in securities, other than government and other approved securities (Non-SLR investments)**

   i) **Issuer composition of investments in securities, other than government and other approved securities**

   The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2018.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement	Extent of 'below investment grade' securities	Extent of 'unrated' securities[2,3]	Extent of 'unlisted' securities[2,3]
			(a)	(b)	(c)	(d)
1.	PSUs	29,705.0	27,588.3	-	-	1,389.5
2.	FIs	139,996.7	86,664.0	-	5.4	-
3.	Banks	46,543.0	17,935.7	-	-	-
4.	Private corporates	181,651.3	155,962.0	6,394.7	2,983.3	17,811.4
5.	Subsidiaries/ Joint ventures	98,315.7	-	-	-	-
6.	Others[3,4]	165,317.7	165,297.2	37,886.8	-	-
7.	Provision held towards depreciation	(46,917.7)	N.A.	N.A.	N.A.	N.A.
	Total	**614,611.7**	**453,447.2**	**44,281.5**	**2,988.7**	**19,200.9**

1. *Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.*

2. *Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFC), unlisted convertible debentures and securities acquired by way of conversion of debt.*

3. *Excludes investments in non-Indian government securities by overseas branches amounting to ₹ 23,477.2 million.*

4. *Excludes investments in non-SLR government of India securities amounting to ₹ 7,578.5 million.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2017.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement	Extent of 'below investment grade' securities	Extent of 'unrated' securities[2,3]	Extent of 'unlisted' securities[2,3]
			(a)	(b)	(c)	(d)
1.	PSUs	11,386.0	8,235.5	-	-	2,765.1
2.	FIs	94,063.6	60,168.5	-	-	-
3.	Banks	25,561.2	17,650.0	-	-	-
4.	Private corporates	101,389.2	95,563.1	3,422.1	3,610.8	5,817.6
5.	Subsidiaries/ Joint ventures	103,222.4	-	-	-	-
6.	Others[3,4]	189,179.3	176,877.5	48,804.9	-	-
7.	Provision held towards depreciation	(34,871.6)	N.A.	N.A.	N.A.	N.A.
	Total	**489,930.1**	**358,494.6**	**52,227.0**	**3,610.8**	**8,582.7**

1. *Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.*

2. *Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFCs), unlisted convertible debentures and securities acquired by way of conversion of debt.*

3. *Excludes investments in non-Indian government securities by overseas branches amounting to ₹ 21,051.8 million.*

4. *Excludes investments in non-SLR government of India securities amounting to ₹ 18,686.3 million.*

ii)   Non-performing investments in securities, other than government and other approved securities

The following table sets forth, for the periods indicated, the movement in gross non-performing investments in securities, other than government and other approved securities.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening balance	14,258.8	16,800.5
Additions during the year	33,485.8	3,375.6
Reduction during the year	(9,304.3)	(5,917.3)
Closing balance	38,440.3	14,258.8
Total provision held	**28,712.6**	**10,738.6**

13. Sales and transfers of securities to/from Held to Maturity (HTM) category

During the three months ended June 30, 2017, with the approval of Board of Directors, the Bank had transferred securities amounting to ₹ 243,620.6 million from held-to-maturity (HTM) category to available-for-sale (AFS) category, being transfer of securities at the beginning of the accounting year as permitted by RBI. Further, during the year ended March 31, 2018, the Bank sold securities from HTM category in 52 transactions amounting to a net book value of ₹ 44,039.5 million which was 4.69% of portfolio under HTM category at April 1, 2017 (year ended March 31, 2017: 1,547 transactions amounting to a net book value of ₹ 700,024.5 million, which was 70.60% of the HTM portfolio at April 1, 2016). The above sale is excluding sale to RBI under pre-announced open market operation auctions and repurchase of government securities by Government of India, as permitted by RBI guidelines. The market value of investments held in the HTM category was ₹ 1,549,786.6 million at March 31, 2018 (March 31, 2017: ₹ 1,229,543.3 million), which includes investments in unlisted subsidiaries/joint ventures at cost.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

14. CBLO transactions

Collateralised Borrowing and Lending Obligation (CBLO) is a discounted money market instrument, established by CCIL and approved by RBI, which involves secured borrowings and lending transactions. At March 31, 2018, the Bank had outstanding borrowings amounting to ₹ 48,642.5 million (March 31, 2017: Nil) and no outstanding lending (March 31, 2017: Nil) in the form of CBLO. The amortised book value of securities given as collateral by the Bank to CCIL for availing the CBLO facility was ₹ 157,319.7 million at March 31, 2018 (March 31, 2017: ₹ 53,134.3 million).

15. Derivatives

The Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury Control and Service Group (TCSG) conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment policy and Derivative policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (RCB) reviews the Bank's risk management policy in relation to various risks including credit and recovery policy, investment policy, derivative policy, Asset Liability Management (ALM) policy and operational risk management policy. The RCB comprises independent directors and the Managing Director & CEO.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VaR), stop loss limits and relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes is governed by the hedge policy approved by ALCO. Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting based on guidelines issued by RBI. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India (FEDAI) guidelines.

Over the counter (OTC) derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines.

The following tables set forth, for the periods indicated, the details of derivative positions.

₹ in million

Sr. No.	Particulars		At March 31, 2018		At March 31, 2017	
			Currency derivative[1]	Interest rate derivative[2]	Currency derivative[1]	Interest rate derivative[2]
1.	**Derivatives (Notional principal amount)**					
	a)	For hedging	524.1	385,450.3	6,863.8	433,745.0
	b)	For trading	994,889.8	5,629,053.4	963,762.9	3,137,646.6
2.	**Marked to market positions[3]**					
	a)	Asset (+)	22,385.8	16,311.0	26,572.6	12,052.2
	b)	Liability (-)	(13,461.6)	(17,429.8)	(18,953.5)	(13,850.9)

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Sr. No.	Particulars		At March 31, 2018		At March 31, 2017	
			Currency derivative[1]	Interest rate derivative[2]	Currency derivative[1]	Interest rate derivative[2]
3.	Credit exposure[4]		72,907.7	74,451.6	76,532.0	51,762.0
4.	Likely impact of one percentage change in interest rate (100*PV01)[5]					
	a)	On hedging derivatives[6]	1.3	12,597.9	31.4	12,293.4
	b)	On trading derivatives	1,425.2	370.1	1,092.1	719.7
5.	Maximum and minimum of 100*PV01 observed during the period					
	a)	On hedging[6]				
		Maximum	31.6	14,133.6	97.2	16,705.8
		Minimum	1.1	10,992.5	30.6	11,876.5
	b)	On trading				
		Maximum	1,425.2	1,732.1	1,488.4	1,680.7
		Minimum	735.3	2.0	1,044.5	648.3

1. *Exchange traded and OTC options, cross currency interest rate swaps and currency futures are included in currency derivatives.*
2. *OTC Interest rate options, Interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.*
3. *For trading portfolio including accrued interest.*
4. *Includes accrued interest and has been computed based on current exposure method.*
5. *Amounts given are absolute values on a net basis, excluding options.*
6. *The swap contracts entered into for hedging purpose would have an opposite and off-setting impact with the underlying on-balance sheet items.*

The following tables set forth, for the periods indicated, the details of forex contracts.

₹ in million

Sr. No.	Particulars		At March 31, 2018		At March 31, 2017	
			Trading	Non-trading	Trading	Non-trading
1.	Forex contracts (Notional principal amount)		4,049,874.7	276,814.5	4,028,098.3	244,240.1
2.	Marked to market positions					
	a)	Asset (+)	18,880.0	921.0	29,561.4	550.8
	b)	Liability (-)	(17,457.4)	(2,851.5)	(26,600.7)	(3,350.7)
3.	Credit exposure[1]		124,398.4	6,523.2	133,187.7	5,539.7
4.	Likely impact of one percentage change in interest rate (100*PV01)[2]		63.5	2.4	37.0	8.8

1. *Computed based on current exposure method.*
2. *Amounts given are absolute values on a net basis.*

The net overnight open position at March 31, 2018 was ₹ 992.6 million (March 31, 2017: ₹ 2,926.7 million).

The Bank has no exposure in credit derivative instruments (funded and non-funded) including credit default swaps (CDS) and principal protected structures at March 31, 2018 (March 31, 2017: Nil).

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

The Bank offers deposits to customers of its overseas branches with structured returns linked to interest, forex, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2018, the net open notional position on this portfolio was Nil (March 31, 2017: Nil) with no mark-to-market gain/loss (March 31, 2017: Nil).

The profit and loss impact on the aforementioned structured deposits portfolio on account of mark-to-market and realised profit and loss during the year ended March 31, 2018 was Nil (year ended March 31, 2017: net loss of ₹ 0.1 million). The non-Indian Rupee denominated derivatives are marked to market by the Bank based on counter-party valuation quotes or internal models using inputs from market sources such as Bloomberg/Reuters, counter-parties and Fixed Income Money Market and Derivative Association (FIMMDA). The Indian Rupee denominated credit derivatives are marked to market by the Bank based on CDS curve published by FIMMDA.

16. **Exchange traded interest rate derivatives and currency derivatives**

    Exchange traded interest rate derivatives

    The following table sets forth, for the periods indicated, the details of exchange traded interest rate derivatives.

    ₹ in million

Sr. No.	Particulars	At March 31, 2018	At March 31, 2017
1.	Notional principal amount of exchange traded interest rate derivatives undertaken during the year - 10 year Government Security Notional Bond	52,811.0	11,324.8
2.	Notional principal amount of exchange traded interest rate derivatives outstanding - 10 year Government Security Notional Bond	1,000.0	343.8
3.	Notional principal amount of exchange traded interest rate derivatives outstanding and not 'highly effective'	N.A.	N.A.
4.	Mark-to-market value of exchange traded interest rate derivatives outstanding and not 'highly effective'	N.A.	N.A.

Exchange traded currency derivatives

The following table sets forth, for the periods indicated, the details of exchange traded currency derivatives.

₹ in million

Sr. No.	Particulars	At March 31, 2018	At March 31, 2017
1.	Notional principal amount of exchange traded currency derivatives undertaken during the year	1,395,871.3	1,891,822.9
2.	Notional principal amount of exchange traded currency derivatives options outstanding	34,651.8	45,370.2
3.	Notional principal amount of exchange traded currency derivatives outstanding and not 'highly effective'	N.A.	N.A.
4.	Mark-to-market value of exchange traded currency derivatives outstanding and not 'highly effective'	N.A.	N.A.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

17. Forward rate agreement (FRA)/Interest rate swaps (IRS)/Cross currency swaps (CCS)

The Bank enters into FRA, IRS and CCS contracts for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers to enable them to hedge their interest rate risk and currency risk within the prevalent regulatory guidelines.

A FRA is a financial contract between two parties to exchange interest payments for 'notional principal' amount on settlement date, for a specified period from start date to maturity date. Accordingly, on the settlement date cash payments based on contract rate and the settlement rate, which is the agreed bench-mark/reference rate prevailing on the settlement date, are made by the parties to one another. The benchmark used in the FRA contracts of the Bank is London Inter-Bank Offered Rate (LIBOR) of various currencies.

An IRS is a financial contract between two parties exchanging or swapping a stream of interest payments for a 'notional principal' amount on multiple occasions during a specified period. The Bank deals in interest rate benchmarks like Mumbai Inter-Bank Offered Rate (MIBOR), Indian Government Securities Benchmark Rate (INBMK), Mumbai Inter-Bank Forward Offer Rate (MIFOR) and LIBOR of various currencies.

A CCS is a financial contract between two parties exchanging interest payments and principal, wherein interest payments and principal in one currency would be exchanged for an equally valued interest payments and principal in another currency.

These contracts are subject to the risks of changes in market interest rates and currency rates as well as the settlement risk with the counterparties.

The following table sets forth, for the periods indicated, the details of the FRA/IRS.

₹ in million

Sr. No.	Particulars	At March 31, 2018	At March 31, 2017
1.	The notional principal of FRA/IRS	5,956,569.2	3,524,706.5
2.	Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[1]	18,466.2	16,258.1
3.	Collateral required by the Bank upon entering into FRA/IRS	-	-
4.	Concentration of credit risk[2]	583.2	1,149.8
5.	The fair value of FRA/IRS[3]	(6,363.0)	1,527.0

1. *For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio only accrued interest has been considered.*

2. *Credit risk concentration is measured as the highest net receivable under swap contracts from a particular counter party.*

3. *Fair value represents mark-to-market including accrued interest.*

The following table sets forth, for the periods indicated, the details of the CCS.

₹ in million

Sr. No.	Particulars	At March 31, 2018	At March 31, 2017
1.	The notional principal of CCS[1]	416,989.4	410,829.6
2.	Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[2]	18,255.0	21,925.7
3.	Collateral required by the Bank upon entering into CCS	-	-
4.	Concentration of credit risk[3]	5,180.3	4,875.4
5.	Fair value of CCS[4]	8,765.1	9,040.2

1. *CCS includes cross currency interest rate swaps and currency swaps.*

2. *For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio only accrued interest has been considered.*

3. *Credit risk concentration is measured as the highest net receivable under swap contracts from a particular counter party.*

4. *Fair value represents mark-to-market including accrued interest.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the nature and terms of FRA and IRS.

Hedging

₹ in million

Benchmark	Type	At March 31, 2018		At March 31, 2017	
		Notional principal	No. of deals	Notional principal	No. of deals
AUD LIBOR	Fixed receivable v/s floating payable	7,506.8	3	7,436.6	3
CHF LIBOR	Fixed receivable v/s floating payable	6,834.6	2	6,482.7	2
JPY LIBOR	Fixed receivable v/s floating payable	9,219.7	2	8,698.8	2
SGD SOR	Fixed receivable v/s floating payable	13,203.0	6	12,299.3	6
USD LIBOR	Fixed receivable v/s floating payable	348,686.2	63	398,827.5	72
Total		**385,450.3**	**76**	**433,745.0**	**85**

Trading

₹ in million

Benchmark	Type	At March 31, 2018		At March 31, 2017	
		Notional principal	No. of deals	Notional principal	No. of deals
EURIBOR	Fixed receivable v/s floating payable	9,277.1	32	32,922.4	19
EURIBOR	Floating receivable v/s fixed payable	11,122.3	20	33,566.3	13
EURIBOR	Floating receivable v/s floating payable	401.6	1	1,594.8	3
GBP LIBOR	Fixed receivable v/s floating payable	5,551.3	12	2,946.0	8
GBP LIBOR	Floating receivable v/s fixed payable	7,948.5	14	3,507.8	7
INBMK	Fixed receivable v/s floating payable	14,250.0	26	14,250.0	26
INBMK	Floating receivable v/s fixed payable	30,195.3	48	31,594.2	49
JPY LIBOR	Fixed receivable v/s floating payable	2,000.6	10	3,066.5	14
JPY LIBOR	Floating receivable v/s fixed payable	1,093.0	3	1,104.4	4
JPY LIBOR	Floating receivable v/s floating payable	613.6	1	581.3	1
MIBOR	Fixed receivable v/s floating payable	1,829,058.7	2,507	666,907.7	1,130
MIBOR	Floating receivable v/s fixed payable	1,540,590.7	2,362	641,374.2	1,130
MIFOR	Fixed receivable v/s floating payable	332,795.0	657	251,265.0	495
MIFOR	Floating receivable v/s fixed payable	293,635.0	620	264,975.0	544
USD LIBOR	Fixed receivable v/s floating payable	694,365.7	923	568,287.2	689
USD LIBOR	Floating receivable v/s fixed payable	733,965.6	771	517,591.0	485
USD LIBOR	Floating receivable v/s floating payable	56,026.6	61	45,935.4	51
USD LIBOR v/s EURIBOR	Floating receivable v/s floating payable	647.4	2	1,492.1	2
Others	Fixed receivable v/s fixed payable	7,580.9	91	8,000.2	93
Total		**5,571,118.9**	**8,161**	**3,090,961.5**	**4,763**

The following tables set forth, for the periods indicated, the nature and terms of CCS.

Hedging

₹ in million

Benchmark[1]	Type	At March 31, 2018		At March 31, 2017	
		Notional principal	No. of deals	Notional principal	No. of deals
USD LIBOR	Fixed receivable v/s floating payable	524.1	1	6,863.8	3
Total		**524.1**	**1**	**6,863.8**	**3**

1. *Benchmark indicates floating leg of the fixed v/s floating CCS.*

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

Trading

₹ in million

Benchmark[1]	Type	At March 31, 2018		At March 31, 2017	
		Notional principal	No. of deals	Notional principal	No. of deals
AUD BBSW V/s USD LIBOR	Floating receivable v/s floating payable	15,534.4	3	8,423.4	3
CHF LIBOR V/s USD LIBOR	Floating receivable v/s floating payable	7,081.3	3	6,762.3	2
CHF LIBOR V/s USD LIBOR	Floating payable v/s floating receivable	-	-	129.7	1
EURIBOR	Fixed receivable v/s floating payable	954.2	15	2,156.7	19
EURIBOR	Floating receivable v/s fixed payable	-	-	389.1	1
EURIBOR V/s GBP LIBOR	floating payable v/s Floating receivable	2,742.7	2	2,424.8	2
EURIBOR V/s USD LIBOR	Floating receivable v/s floating payable	6,601.8	9	7,160.0	10
EURIBOR V/s USD LIBOR	Floating payable v/s floating receivable	4,677.9	10	5,502.5	11
GBP LIBOR V/s USD LIBOR	Floating receivable v/s floating payable	275.1	2	410.0	2
GBP LIBOR V/s USD LIBOR	Floating payable v/s floating receivable	4,283.8	4	2,965.6	3
HIBOR v/s USD LIBOR	Floating receivable v/s floating payable	12,889.4	2	12,951.4	2
JPY LIBOR	Floating receivable v/s fixed payable	1,829.2	3	2,543.1	3
JPY LIBOR	Fixed receivable v/s floating payable	3,144.8	15	5,727.3	18
JPY LIBOR V/s USD LIBOR	Floating receivable v/s floating payable	13,741.1	13	17,041.5	16
JPY LIBOR V/s USD LIBOR	Floating payable v/s floating receivable	4,083.6	4	5,533.3	4
SGD SOR V/s USD LIBOR	Floating receivable v/s floating payable	13,156.0	9	12,210.6	4
SGD SOR V/s USD LIBOR	Floating payable v/s floating receivable	325.9	2	-	-
USD LIBOR	Fixed receivable v/s floating payable	92,755.5	269	82,709.2	307
USD LIBOR	Floating receivable v/s fixed payable	111,817.1	118	105,271.5	119
Others	Fixed receivable v/s fixed payable	120,571.5	235	123,653.8	276
Total		**416,465.3**	**718**	**403,965.8**	**803**

1. *Benchmark indicates floating leg of the fixed v/s floating CCS.*

18. Non-performing assets

The following table sets forth, for the periods indicated, the details of movement of gross non-performing assets (NPAs), net NPAs and provisions.

₹ in million

Sr. No.	Particulars		Year ended March 31, 2018	Year ended March 31, 2017
1.	Net NPAs (funded) to net advances (%)		5.43%	5.43%
2.	Movement of NPAs (Gross)			
	a)	Opening balance[1]	421,593.9	262,212.5
	b)	Additions: Fresh NPAs during the year	286,349.5	335,466.1
	Sub-total (1)		**707,943.4**	**597,678.6**
	c)	Reductions during the year		
		• Upgradations	(38,668.2)	(9,703.4)
		• Recoveries (excluding recoveries made from upgraded accounts)	(53,186.8)	(44,462.2)
		• Technical/prudential write-offs	(67,720.7)	(72,857.8)
		• Write-offs other than technical/prudential write-offs	(15,965.9)	(49,061.3)
	Sub-total (2)		**(175,541.6)**	**(176,084.7)**
	d)	Closing balance[1] (1)-(2)	532,401.8	421,593.9

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Sr. No.	Particulars	Year ended March 31, 2018	Year ended March 31, 2017
3.	Movement of net NPAs		
	a) Opening balance[1]	252,168.1	129,630.8
	b) Additions during the year	147,672.6	215,559.2
	c) Reductions during the year	(121,605.1)	(93,021.9)
	d) Closing balance[1]	278,235.6	252,168.1
4.	Movement of provision for NPAs (excluding provision on standard assets)		
	a) Opening balance[1]	169,425.8	132,581.7
	b) Addition during the year	198,649.5	161,604.4
	Sub-total (1)	**368,075.3**	**294,186.1**
	c) Write-off/(write-back) of excess provisions		
	• Write-back of excess provision on account of upgradations	(14,289.9)	(2,912.8)
	• Write-back of excess provision on account of reduction in NPAs	(15,956.7)	(7,904.6)
	• Provision utilised for write-offs	(83,662.5)	(113,942.9)
	Sub-total (2)	**(113,909.1)**	**(124,760.3)**
	d) Closing balance[1] (1)-(2)	254,166.2	169,425.8

1.   *Net of write-off.*

The following table sets forth, for the periods indicated, the details of movement in technical/prudential write-off.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening balance	121,658.1	70,573.8
Add: Technical/prudential write-offs during the year	67,720.7	72,857.8
Sub-total (1)	**189,378.8**	**143,431.6**
Less: Recoveries made from previously technical/prudential written-off accounts during the year	(2,040.2)	(2,209.5)
Less: Sacrifice made from previously technical/prudential written-off accounts during the year	(15,210.2)	(19,564.0)
Sub-total (2)	**(17,250.4)**	**(21,773.5)**
Closing balance (1)-(2)	172,128.4	121,658.1

On February 12, 2018, RBI issued a revised framework for resolution of stressed assets, which superceded the existing guidelines on SDR, change in ownership outside SDR (except projects under implementation) and S4A with immediate effect. Under the revised framework, the stand-still benefits for accounts where any of these schemes had been invoked but not yet implemented were revoked and the accounts have been classified as per the extant RBI norms on income recognition and asset classification.

Further, in accordance with RBI guidelines, the loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. During the year ended March 31, 2018, the Bank has not classified any loans as NPAs at overseas branches (year ended March 31, 2017: ₹ 6,587.8 million) as per the requirement of these guidelines and not made any provision (year ended March 31, 2017: ₹ 3,993.7 million) on these loans.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. DBR.BP.BC.No.63/21.04.018/2016-17 dated April 18, 2017, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 15% of the published net profits after tax for the reference period or (b) the additional Gross NPAs identified by RBI exceed 15% of the published incremental Gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's supervisory process for the year ended March 31, 2017.

The following table sets forth, for the period indicated, details of divergence in the asset classification and provisioning as per RBI's supervisory process for the year ended March 31, 2016.

₹ in million

Sr. No.	Particulars	At March 31, 2016
1.	Gross NPAs as reported by the Bank	262,212.5
2.	Gross NPAs as assessed by RBI[1]	313,258.6
3.	Divergence in gross NPAs (2)-(1)	51,046.1
4.	Net NPAs as reported by the Bank	129,630.8
5.	Net NPAs as assessed by RBI	169,968.9
6.	Divergence in net NPAs (5)-(4)	40,338.1
7.	Provisions for NPAs as reported by the Bank	132,581.7
8.	Provisions for NPAs as assessed by RBI[1]	143,289.7
9.	Divergence in provisioning (8)-(7)	10,708.0
10.	Reported net profit after tax for the year ended March 31, 2016	97,262.9
11.	Adjusted (notional) net profit after tax for the year ended March 31, 2016 after taking into account the divergence in provisioning[1]	90,260.7

1.   *Excludes investment in shares of ₹ 1,071.9 million with an additional provision requirement of ₹ 168.0 million and an impact of ₹ 109.9 million on net profit after tax for the year ended March 31, 2016.*

The impact of changes in classification and provisioning arising out of the RBI's supervisory process for the year ended March 31, 2016 has been fully given effect to in the audited financial statements for the year ended March 31, 2017.

Accounts covered under Insolvency and Bankruptcy Code, 2016

During three months ended June 30, 2017 and three months ended September 30, 2017, RBI advised the banks to initiate insolvency resolution process under the provisions of Insolvency and Bankruptcy Code, 2016 (IBC) for certain specific accounts. RBI also required the banks to make provision at 50% of the secured portion and 100% of unsecured portion, or provision as per extant RBI guideline on asset classification norms, whichever is higher. Subsequently, in April 2018, RBI revised the provisioning requirements in respect of these specified cases from 50% of secured portion to 40% of secured portion at March 31, 2018 and to 50% of the secured portion at June 30, 2018. Accordingly, the Bank has made the provision as per the April 2018 guidelines of RBI.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

19. Floating provision

During the year ended March 31, 2018, the Bank did not make any floating provision (year ended March 31, 2017, the Bank made floating provision of ₹ 15,150.0 million, which was subsequently utilised during the same year by allocating it to specific non-performing assets).

The following table sets forth, for the periods indicated, the movement in floating provision held by the Bank.

₹ in million

Particulars	At March 31, 2018	At March 31, 2017
Opening balance[1]	1.9	1.9
Add: Provision made during the year	-	15,150.0
Less: Provision utilised during the year	-	(15,150.0)
Closing balance[1]	1.9	1.9

1.   Includes amount taken over from erstwhile Bank of Rajasthan upon amalgamation.

20. General provision on standard assets

The general provision on standard assets held by the Bank at March 31, 2018 was ₹ 25,906.6 million (March 31, 2017: ₹ 23,126.2 million). The general provision on standard assets amounting to ₹ 2,771.1 million was made during the year ended March 31, 2018 (year ended March 31, 2017: provision reversed by ₹ 3,392.3 million) as per applicable RBI guidelines.

RBI, through its circular dated January 15, 2014 had advised banks to create incremental provision on standard loans and advances to entities with unhedged foreign currency exposure (UFCE). The Bank assesses the UFCEs of the borrowers through its credit appraisal and internal ratings process. The Bank also undertakes reviews of such exposures through thematic reviews evaluating the impact of exchange rate fluctuations on the Bank's portfolio on an yearly basis.

The Bank has made provision against borrowers with UFCE amounting to ₹ 50.0 million during the year ended March 31, 2018 (year ended March 31, 2017: Nil). The Bank held incremental capital of ₹ 5,487.5 million at March 31, 2018 on advances to borrowers with UFCE (March 31, 2017: ₹ 4,120.0 million).

On April 18, 2017, RBI through its circular advised that the provisioning rates prescribed as per the prudential norms circular are the regulatory minimum and banks are encouraged to make provisions at higher rates in respect of advances to stressed sectors of the economy and had specifically highlighted the telecom sector. Accordingly, during the year ended March 31, 2018, the Bank, as per its Board approved policy, has made additional general provision amounting to ₹ 1,911.5 million on standard loans to specific borrowers below certain rating threshold and in specific identified stressed sectors.

21. Provision Coverage Ratio

The provision coverage ratio of the Bank at March 31, 2018 computed as per the extant RBI guidelines was 47.7% (March 31, 2017: 40.2%).

22. Priority Sector Lending Certificates (PSLCs)

During the year ended March 31, 2018, the Bank purchased PSLCs under agriculture category amounting to ₹ 10,000.0 million (year ended March 31, 2017: Nil), general category amounting to ₹ 17,300.0 million (year ended March 31, 2017: ₹ 35,000.0 million) and small and marginal farmers category amounting to ₹ 25,000.0 million (year ended March 31, 2017: Nil). The Bank sold PSLCs amounting to ₹ 1,000.0 million under general category during the year ended March 31, 2018 (year ended March 31, 2017: Nil).

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

23. Securitisation

A. The Bank sells loans through securitisation and direct assignment. The following tables set forth, for the periods indicated, the information on securitisation and direct assignment activity of the Bank as an originator till May 7, 2012.

₹ in million, except number of loans securitised

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Total number of loan assets securitised	-	-
Total book value of loan assets securitised	-	-
Sale consideration received for the securitised assets	-	-
Net gain/(loss) on account of securitisation[1]	28.1	11.6

1. *Includes gain/(loss) on deal closures, gain amortised during the year and expenses relating to utilisation of credit enhancement.*

₹ in million

Particulars	At March 31, 2018	At March 31, 2017
Outstanding credit enhancement (funded)	3,469.7	3,992.0
Outstanding liquidity facility	0.1	0.3
Net outstanding servicing asset/(liability)	(15.5)	(19.9)
Outstanding subordinate contributions	1,469.7	1,481.3

The outstanding credit enhancement in the form of guarantees amounted to Nil at March 31, 2018 (March 31, 2017: Nil) and outstanding liquidity facility in the form of guarantees amounted to ₹ 265.8 million at March 31, 2018 (March 31, 2017: ₹ 265.5 million).

The outstanding credit enhancement in the form of guarantees for third party originated securitisation transactions amounted to ₹ 4,189.5 million at March 31, 2018 (March 31, 2017: ₹ 3,456.9 million) and outstanding liquidity facility for third party originated securitisation transactions amounted to Nil at March 31, 2018 (March 31, 2017: Nil).

The following table sets forth, for the periods indicated, the details of provision for securitisation and direct assignment transactions.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening balance	802.7	745.3
Additions during the year	25.0	63.6
Deductions during the year	(4.4)	(6.2)
Closing balance	823.3	802.7

B. The information on securitisation and direct assignment activity of the Bank as an originator as per RBI guidelines 'Revisions to the Guidelines on Securitisation Transactions' dated May 7, 2012 is given below.

a. The Bank, as an originator, has not sold any loan through securitisation during the year ended March 31, 2018 (March 31, 2017: Nil).

SCHEDULES

forming part of the Accounts *(Contd.)*

b. The following table sets forth, for the periods indicated, the information on the loans sold through direct assignment.

₹ in million

Sr. No.	Particulars			At **March 31, 2018**	At March 31, 2017
1.	Number of SPVs sponsored by the bank for securitisation transactions				-
2.	Total amount of assets sold through direct assignment during the year			-	-
3.	Total amount of exposures retained by the Bank to comply with Minimum Retention Requirement (MRR)				
	a)	Off-balance sheet exposures			
		• First loss		-	-
		• Others		-	-
	b)	On-balance sheet exposures			
		• First loss		-	-
		• Others		**19.8**	33.8
4.	Amount of exposure to securitisation transactions other than MRR				
	a)	Off-balance sheet exposures			
		i) Exposure to own securitisation			
			• First loss	-	-
			• Others	-	-
		ii) Exposure to third party securitisation			
			• First loss	-	-
			• Others	-	0.1
	b)	On-balance sheet exposures			
		i) Exposure to own securitisation			
			• First loss	-	-
			• Others	-	-
		ii) Exposure to third party securitisation			
			• First loss	-	-
			• Others	-	52.5

The overseas branches of the Bank, as originators, sold 15 loans through direct assignment amounting to ₹ 19,132.7 million during the year ended March 31, 2018 (year ended March 31, 2017: eight loans amounting to ₹ 11,143.5 million).

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

24. Financial assets transferred during the year to securitisation company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to Asset Reconstruction Companies (ARCs) in terms of the guidelines issued by RBI circular no. DBOD.BP.BC.No.98/21.04.132/2013-14 dated February 26, 2014. For the purpose of the valuation of the underlying security receipts issued by the underlying trusts managed by ARCs, the SRs are valued at their respective net asset values as advised by the ARCs.

The following table sets forth, for the periods indicated, the details of the assets transferred.

₹ in million, except number of accounts

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Number of accounts	12	35
Aggregate value (net of provisions) of accounts sold to SC/RC	2,718.5	37,095.2
Aggregate consideration[3]	3,039.3	32,268.1
Additional consideration realised in respect of accounts transferred in earlier years	-	-
Aggregate gain/(loss) over net book value[1,2,3]	320.8	(4,827.1)

1. *During the year ended March 31, 2018, there was no loss on sale of financial assets to ARCs (year ended March 31, 2017: loss of ₹ 7,043.5 million).*

2. *During the year ended March 31, 2018, the Bank made a gain of ₹ 320.8 million (year ended March 31, 2017: gain of ₹ 2,216.4 million) on sale of financial assets to ARCs, out of which ₹ 200.2 million (year ended March 31, 2017: ₹ 1,883.8 million) is set aside towards the security receipts received on such sale.*

3. *Excludes security receipts received amounting to ₹ 34.5 million towards interest overdue not recognised as income (year ended March 31, 2017: ₹ 359.2 million).*

The following tables set forth, for the periods indicated, the details of investments in security receipts (SRs).

₹ in million

Particulars	At March 31, 2018	At March 31, 2017
Net book value of investments in SRs which are -		
- Backed by NPAs sold by the Bank as underlying[1]	23,803.5	24,194.4
- Backed by NPAs sold by other banks/financial institutions (FIs)/ non-banking financial companies (NBFCs) as underlying	52.6	172.0
Total	**23,856.1**	**24,366.4**

1. *During the year ended March 31, 2018, no investment in a security receipt was fully redeemed by the ARC (year ended March 31, 2017: one security receipt was fully redeemed) and there was no gain/loss to the Bank (year ended March 31, 2017: Nil).*

₹ in million

Sr. No.	Particulars	At March 31, 2018			
		SRs issued within past five years	SRs issued more than five years ago but within past eight years	SRs issued more than eight years ago	Total
1.	Book value of SRs backed by NPAs sold by the Bank as underlying	26,502.2	-	-	26,502.2
	Provision held against above	2,698.7	-	-	2,698.7
2.	Book value of SRs backed by NPAs sold by other banks/financial institutions/non-banking financial companies as underlying	-	52.6	-	52.6

SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Sr. No.	Particulars	At March 31, 2018			
		SRs issued within past five years	SRs issued more than five years ago but within past eight years	SRs issued more than eight years ago	Total
	Provision held against above	-	-	-	-
	Gross book value	**26,502.2**	**52.6**	**-**	**26,554.8**
	Total provision held against above	2,698.7	-	-	2,698.7
	Net book value	**23,803.5**	**52.6**	**-**	**23,856.1**

₹ in million

Sr. No.	Particulars	At March 31, 2017			
		SRs issued within past five years	SRs issued more than five years ago but within past eight years	SRs issued more than eight years ago	Total
1.	Book value of SRs backed by NPAs sold by the Bank as underlying	26,893.1	-	12,467.9	39,361.0
	Provision held against above	2,698.7	-	12,467.9	15,166.6
2.	Book value of SRs backed by NPAs sold by other banks/financial institutions/non-banking financial companies as underlying	99.7	72.3	417.0	589.0
	Provision held against above	-	-	417.0	417.0
	Gross book value	**26,992.8**	**72.3**	**12,884.9**	**39,950.0**
	Total provision held against above	2,698.7	-	12,884.9	15,583.6
	Net book value	**24,294.1**	**72.3**	**-**	**24,366.4**

25. Details of non-performing assets purchased/sold, excluding those sold to SC/RC

The Bank did not purchase any non-performing assets in terms of the guidelines issued by RBI circular no. DBOD.BP.BC.No.98/21.04.132/2013-14 dated February 26, 2014 during the year ended March 31, 2018 (year ended March 31, 2017: Nil).

The following table sets forth, for the periods indicated, details of non-performing assets sold, excluding those sold to SC/RC.

₹ in million, except number of accounts

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Number of accounts	1	2
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	3,444.5	1,526.5
Aggregate consideration	3,988.7	2,207.4
Aggregate gain/(loss) over net book value	544.2	680.9

During the year ended March 31, 2018, the Bank did not sell any non-performing loan to an entity, other than to a financial intermediary (year ended March 31, 2017: one loan to a corporate for sale consideration of ₹ 39.3 million and gain of ₹ 39.3 million).

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

26. Information in respect of restructured assets

The following tables set forth, for the year ended March 31, 2018, details of restructured loan assets under CDR mechanism.

₹ in million, except number of accounts

Sr. No.	Type of Restructuring	Under CDR Mechanism					Under SME Debt Restructuring Mechanism				
	Asset Classification	Standard	Sub-Standard	Doubtful	Loss	Total	Standard	Sub-Standard	Doubtful	Loss	Total
	Details	(a)	(b)	(c)	(d)	(e)	(a)	(b)	(c)	(d)	(e)
1.	Restructured accounts at April 1, 2017										
	No. of borrowers	19	-	20	6	45	1	-	-	-	1
	Amount outstanding	27,578.1	-	39,893.0	1,018.4	68,489.5	1.0	-	-	-	1.0
	Provision thereon	1,936.6	-	21,571.1	1,018.4	24,526.1	-	-	-	-	-
2.	Fresh restructuring during the year ended March 31, 2018										
	No. of borrowers	-	-	-	-	-	-	-	-	-	-
	Amount outstanding	-	-	-	-	-	-	-	-	-	-
	Provision thereon	-	-	-	-	-	-	-	-	-	-
3.	Upgradations to restructured standard category during the year ended March 31, 2018										
	No. of borrowers	-	-	-	-	-	-	-	-	-	-
	Amount outstanding	-	-	-	-	-	-	-	-	-	-
	Provision thereon	-	-	-	-	-	-	-	-	-	-
4.	Increase/(decrease) in borrower level outstanding of existing restructured cases during the year ended March 31, 2018[1]										
	No. of borrowers	-	-	-	-	-	-	-	-	-	-
	Amount outstanding	(7,802.3)	-	(740.9)	77.6	(8,465.6)	(0.7)	-	-	-	(0.7)
	Provision thereon	10,475.4	-	14,974.4	77.6	25,527.4	-	-	-	-	-
5.	Restructured standard advances at April 1, 2017, which cease to attract higher provisioning and/ or additional risk weight at March 31, 2018 and hence need not be shown as restructured standard advances at April 1, 2018										
	No. of borrowers	-	N.A.	N.A.	N.A.	-	-	N.A.	N.A.	N.A.	-
	Amount outstanding	-	N.A.	N.A.	N.A.	-	-	N.A.	N.A.	N.A.	-
	Provision thereon	-	N.A.	N.A.	N.A.	-	-	N.A.	N.A.	N.A.	-
6.	Downgradations of restructured accounts during the year ended March 31, 2018										
	No. of borrowers	(11)	-	11	-	-	-	-	-	-	-
	Amount outstanding	(15,606.0)	-	15,606.0	-	-	-	-	-	-	-
	Provision thereon	(12,055.9)	-	12,055.9	-	-	-	-	-	-	-
7.	Write-offs/recovery/sale of restructured accounts during the year ended March 31, 2018										
	No. of borrowers	-	-	(1)	(1)	(2)	-	-	-	-	-
	Amount outstanding	-	-	(12,924.2)	(819.2)	(13,743.4)	-	-	-	-	-
	Provision thereon	-	-	(12,924.2)	(819.2)	(13,743.4)	-	-	-	-	-
8.	Restructured accounts at March 31, 2018										
	No. of borrowers	8	-	30	5	43	1	-	-	-	1
	Amount outstanding	4,169.8	-	41,833.9	276.8	46,280.5	-	-	-	-	-
	Provision thereon	356.1	-	35,677.2	276.8	36,310.1	0.3	-	-	-	0.3

1. *Increase/(decrease) in borrower level outstanding of restructured accounts is due to repayments, utilisation of cash credit facility, exchange rate fluctuation, accrued interest, fresh disbursement, non-fund based devolvement, conversion of loans into equity (including application money pending allotment) as part of restructuring scheme, etc.*

SCHEDULES

forming part of the Accounts *(Contd.)*

The following tables set forth, for the year ended March 31, 2018, details of other restructured loan assets.

₹ in million, except number of accounts

Sr. No.	Type of Restructuring	Others[2]					Total				
	Asset Classification	Standard	Sub-Standard	Doubtful	Loss	Total	Standard	Sub-Standard	Doubtful	Loss	Total
	Details	(a)	(b)	(c)	(d)	(e)	(a)	(b)	(c)	(d)	(e)
1.	Restructured accounts at April 1, 2017										
	No. of borrowers	284	221	765	98	1,368	304	221	785	104	1,414
	Amount outstanding	17,903.4	2,447.8	55,002.6	530.3	75,884.1	45,482.5	2,447.8	94,895.6	1,548.7	144,374.6
	Provision thereon	896.2	368.3	21,478.7	530.3	23,273.5	2,832.8	368.3	43,049.8	1,548.7	47,799.6
2.	Fresh restructuring during the year ended March 31, 2018										
	No. of borrowers	6	218	149[3]	2	375	6	218	149	2	375
	Amount outstanding	3.8	57.3	53,659.8[3]	0.6	53,721.5	3.8	57.3	53,659.8	0.6	53,721.5
	Provision thereon	0.2	31.3	29,274.6[3]	0.6	29,306.7	0.2	31.3	29,274.6	0.6	29,306.7
3.	Upgradations to restructured standard category during the year ended March 31, 2018										
	No. of borrowers	8	(1)	-	(7)	-	8	(1)	-	(7)	-
	Amount outstanding	2.8	(0.3)	-	(2.9)	(0.4)	2.8	(0.3)	-	(2.9)	(0.4)
	Provision thereon	-	-	-	(2.9)	(2.9)	-	-	-	(2.9)	(2.9)
4.	Increase/(Decrease) in borrower level outstanding of existing restructured cases during the year ended March 31, 2018[1]										
	No. of borrowers	-	-	-	-	-	-	-	-	-	-
	Amount outstanding	1,258.4	-	(15,467.9)	26.8	(14,182.7)	(6,544.6)	-	(16,208.8)	104.4	(22,649.0)
	Provision thereon	5,201.7	-	4,700.3	26.8	9,928.8	15,677.1	-	19,674.7	104.4	35,456.2
5.	Restructured standard advances at April 1, 2017, which cease to attract higher provisioning and/ or additional risk weight at March 31, 2018 and hence need not be shown as restructured standard advances at April 1, 2018										
	No. of borrowers	-	N.A.	N.A.	N.A.	-	-	N.A.	N.A.	N.A.	-
	Amount outstanding	-	N.A.	N.A.	N.A.	-	-	N.A.	N.A.	N.A.	-
	Provision thereon	-	N.A.	N.A.	N.A.	-	-	N.A.	N.A.	N.A.	-
6.	Downgradations of restructured accounts during the year ended March 31, 2018										
	No. of borrowers	(24)	(160)	179	5	-	(35)	(160)	190	5	-
	Amount outstanding	(7,232.1)	(2,440.4)	9,908.5	124.1	360.1	(22,838.1)	(2,440.4)	25,514.5	124.1	360.1
	Provision thereon	(6,032.3)	(366.9)	6,958.9	124.1	683.8	(18,088.2)	(366.9)	19,014.8	124.1	683.8
7.	Write-offs/recovery/sale of restructured accounts during the year ended March 31, 2018										
	No. of borrowers	(41)	(47)	(120)	(7)	(215)	(41)	(47)	(121)	(8)	(217)
	Amount outstanding	(156.6)	(5.6)	(10,062.6)	(3.1)	(10,227.9)	(156.6)	(5.6)	(22,986.8)	(822.3)	(23,971.3)
	Provision thereon	(0.1)	(1.1)	(9,835.0)	(3.1)	(9,839.3)	(0.1)	(1.1)	(22,759.2)	(822.3)	(23,582.7)
8.	Restructured Accounts at March 31, 2018										
	No. of borrowers	233	231	973	91	1,528	242	231	1,003	96	1,572
	Amount outstanding	11,779.7	58.8	93,040.4	675.8	105,554.7	15,949.8	58.8	134,874.3	952.6	151,835.5
	Provision thereon	65.7	31.5	52,577.5	675.8	53,350.5	421.8[4]	31.5[4]	88,254.7[4]	952.6[4]	89,660.6[4]

1. *Increase/(decrease) in borrower level outstanding of restructured accounts is due to repayments, utilisation of cash credit facility, exchange rate fluctuation, accrued interest, fresh disbursement, non-fund based devolvement, conversion of loans into equity (including application pending allotment) as part of restructuring scheme, etc.*
2. *'Others' mechanism also include cases restructured under Joint Lender Forum (JLF) mechanism.*
3. *Includes loans to three borrowers amounting to ₹ 20,964.2 million which were NPA at March 31, 2017 and classified as restructured based on RBI's direction.*
4. *The Bank additionally holds provision amounting to ₹ 2,068.4 million on these accounts.*

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

The following tables set forth, for the year ended March 31, 2017, details of restructured loan assets under CDR mechanism.

₹ in million, except number of accounts

Sr. No.	Type of Restructuring / Asset Classification / Details	Under CDR Mechanism					Under SME Debt Restructuring Mechanism				
		Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)
1.	Restructured accounts at April 1, 2016										
	No. of borrowers	32	-	26	7	65	1	-	-	-	1
	Amount outstanding	56,661.3	-	61,917.0	2,035.8	120,614.1	1.6	-	-	-	1.6
	Provision thereon	4,678.0	-	35,524.8	2,035.8	42,238.6	-	-	-	-	-
2.	Fresh restructuring during the year ended March 31, 2017										
	No. of borrowers	-	-	-	-	-	-	-	-	-	-
	Amount outstanding										
	Provision thereon										
3.	Upgradations to restructured standard category during the year ended March 31, 2017										
	No. of borrowers	1		(1)		-					
	Amount outstanding	179.0	-	(193.5)		(14.5)					
	Provision thereon	91.4	-	(193.5)		(102.1)					
4.	Increase/(decrease) in borrower level outstanding of existing restructured cases during the year ended March 31, 2017[1]										
	No. of borrowers										
	Amount outstanding	(1,630.2)	-	(22,243.6)	(105.7)	(23,979.5)	(0.6)				(0.6)
	Provision thereon	(239.8)	-	(10,970.0)	(105.7)	(11,315.5)					
5.	Restructured standard advances at April 1, 2016, which cease to attract higher provisioning and/or additional risk weight at March 31, 2017 and hence need not be shown as restructured standard advances at April 1, 2017										
	No. of borrowers		N.A.	N.A.	N.A.	-		N.A.	N.A.	N.A.	-
	Amount outstanding		N.A.	N.A.	N.A.	-		N.A.	N.A.	N.A.	-
	Provision thereon		N.A.	N.A.	N.A.	-		N.A.	N.A.	N.A.	-
6.	Downgradations of restructured accounts during the year ended March 31, 2017										
	No. of borrowers	(14)		11	3	-					
	Amount outstanding	(27,632.0)		25,384.7	836.5	(1,410.8)					
	Provision thereon	(2,593.0)		14,772.6	836.5	13,016.1					
7.	Write-offs/recovery/sale of restructured accounts during the year ended March 31, 2017										
	No. of borrowers			(16)	(4)	(20)					
	Amount outstanding			(24,971.6)	(1,748.2)	(26,719.8)					
	Provision thereon			(17,562.8)	(1,748.2)	(19,311.0)					
8.	Restructured accounts at March 31, 2017										
	No. of borrowers	19		20	6	45	1				1
	Amount outstanding	27,578.1		39,893.0	1,018.4	68,489.5	1.0				1.0
	Provision thereon	1,936.6		21,571.1	1,018.4	24,526.1					

1. *Increase/(decrease) in borrower level outstanding of restructured accounts is due to repayments, utilisation of cash credit facility, exchange rate fluctuation, accrued interest, fresh disbursement, non-fund based devolvement, conversion of loans into equity (including application money pending allotment) as part of restructuring scheme, etc.*

SCHEDULES

forming part of the Accounts *(Contd.)*

The following tables set forth, for the year ended March 31, 2017, details of total restructured loan assets.

₹ in million, except number of accounts

Sr. No.	Type of Restructuring	Others[2]					Total				
	Asset Classification	Standard	Sub-Standard	Doubtful	Loss	Total	Standard	Sub-Standard	Doubtful	Loss	Total
	Details	(a)	(b)	(c)	(d)	(e)	(a)	(b)	(c)	(d)	(e)
1.	Restructured accounts at April 1, 2016										
	No. of borrowers	391	739	49	120	1,299	424	739	75	127	1,365
	Amount outstanding	36,467.5	6 11.4	33,331.9	6,644.0	77,054.8	93,130.4	611.4	95,248.9	8,679.8	197,670.5
	Provision thereon	2,724.7	102.3	14,942.1	6,644.0	24,413.1	7,402.7	102.3	50,466.9	8,679.8	66,651.7
2.	Fresh restructuring during the year ended March 31, 2017										
	No. of borrowers	181	1	2	-	184	181	1	2	-	184
	Amount outstanding	1,913.2	784.6	22,465.1	-	25,162.9	1,913.2	784.6	22,465.1	-	25,162.9
	Provision thereon	5.5	117.7	6,467.3	-	6,590.5	5.5	117.7	6,467.3	-	6,590.5
3.	Upgradations to restructured standard category during the year ended March 31, 2017										
	No. of borrowers	12	(3)	(1)	(8)	-	13	(3)	(2)	(8)	-
	Amount outstanding	6.6	(0.3)	(0.3)	(6.4)	(0.4)	185.6	(0.3)	(193.8)	(6.4)	(14.9)
	Provision thereon	0.7	-	(0.1)	(6.4)	(5.8)	92.1	-	(193.6)	(6.4)	(107.9)
4.	Increase/(decrease) in borrower level outstanding of existing restructured cases during the year ended March 31, 2017[1]										
	No. of borrowers	-	-	-	-	-	-	-	-	-	-
	Amount outstanding	(1,256.1)	-	(4,015.9)	(33.0)	(5,305.0)	(2,886.9)	-	(26,259.5)	(138.7)	(29,285.1)
	Provision thereon	158.7	-	(683.3)	(33.0)	(557.6)	(81.1)	-	(11,653.3)	(138.7)	(11,873.1)
5.	Restructured standard advances at April 1, 2016, which cease to attract higher provisioning and/ or additional risk weight at March 31, 2017 and hence need not be shown as restructured standard advances at April 1, 2017										
	No. of borrowers	-	N.A.	N.A.	N.A.	-	-	N.A.	N.A.	N.A.	-
	Amount outstanding	-	N.A.	N.A.	N.A.	-	-	N.A.	N.A.	N.A.	-
	Provision thereon	-	N.A.	N.A.	N.A.	-	-	N.A.	N.A.	N.A.	-
6.	Downgradations of restructured accounts during the year ended March 31, 2017										
	No. of borrowers	(242)	(453)	726	3	34	(256)	(453)	737	6	34
	Amount outstanding	(17,569.5)	1,058.4	13,801.0	1.6	(2,708.5)	(45,201.5)	1,058.4	39,185.7	838.1	(4,119.3)
	Provision thereon	(1,754.6)	149.6	7,274.0	1.6	5,670.6	(4,347.6)	149.6	22,046.6	838.1	18,686.7
7.	Write-offs/recovery/sale of restructured accounts during the year ended March 31, 2017										
	No. of borrowers	(58)	(63)	(11)	(17)	(149)	(58)	(63)	(27)	(21)	(169)
	Amount outstanding	(1,658.3)	(6.3)	(10,579.2)	(6,075.9)	(18,319.7)	(1,658.3)	(6.3)	(35,550.8)	(7,824.1)	(45,039.5)
	Provision thereon	(238.8)	(1.2)	(6,521.3)	(6,075.9)	(12,837.2)	(238.8)	(1.2)	(24,084.1)	(7,824.1)	(32,148.2)
8.	Restructured Accounts at March 31, 2017										
	No. of borrowers	284	221	765	98	1 ,368	304	221	785	104	1,414
	Amount outstanding	17,903.4	2,447.8	55,002.6	530.3	75,884.1	45,482.5	2,447.8	94,895.6	1,548.7	144,374.6
	Provision thereon	896.2	368.3	21,478.7	530.3	23,273.5	2,832.8[3]	368.3[3]	43,049.8[3]	1,548.7[3]	47,799.6[3]

1. *Increase/(decrease) in borrower level outstanding of restructured accounts is due to repayments, utilisation of cash credit facility, exchange rate fluctuation, accrued interest, fresh disbursement, non-fund based devolvement, conversion of loans into equity (including application pending allotment) as part of restructuring scheme, etc.*
2. *'Others' mechanism also include cases restructured under JLF mechanism.*
3. *The Bank additionally holds provision amounting to ₹ 6,224.1 million on these accounts.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, details of cases under Strategic Debt Restructuring (SDR) scheme (accounts which are currently under the stand-still period).

₹ in million, except number of borrowers

Particulars	At March 31, 2018[1]	At March 31, 2017
Number of borrowers where SDR has been invoked	-	15
Gross amount outstanding[2,3]		
- Standard	-	64,475.4
- NPA	-	-
Gross amount outstanding for borrowers where conversion of debt to equity is pending[2,3]		
- Standard	-	12,076.0
- NPA	-	-
Gross amount outstanding for borrowers where conversion of debt to equity has taken place[2,3]		
- Standard	-	52,399.4
- NPA	-	-

1. With effect from February 12, 2018, RBI has withdrawn SDR scheme. Accordingly, at March 31, 2018, cases where SDR has been invoked but not implemented are classified as per the extant Income Recognition and Asset Classification norms of RBI and have not been included here.
2. At March 31, 2017, eight cases amounting to ₹ 23,182.5 million classified as standard restructured.
3. Represents gross loans and credit substitutes.
4. Cases where the Bank has not taken stand-still benefit for NPA are excluded.

The Bank does not recognise any amount towards interest on the cases under SDR. With effect from February 12, 2018, RBI has withdrawn the scheme and the interest income, for cases where SDR were not implemented has been recognised as per the Income Recognition and Asset Classification norms of RBI.

The following table sets forth, for the periods indicated, details for cases of change in ownership outside SDR scheme (accounts which are currently under the stand-still period).

₹ in million, except number of borrowers

Particulars	At March 31, 2018[1]	At March 31, 2017
Number of borrowers where the Bank has decided to effect change in ownership	-	1
Gross amount outstanding		
- Standard	-	51,052.3
- NPA	-	-
Gross amount outstanding for borrowers where conversion of debt to equity/invocation of pledge of equity shares is pending		
- Standard	-	51,052.3
- NPA	-	-
Gross amount outstanding for borrowers where conversion of debt to equity/invocation of pledge of equity shares has taken place		
- Standard	-	-
- NPA	-	-
Gross amount outstanding for borrowers where change in ownership is envisaged by issuance of fresh shares or sale of promoters equity		
- Standard	-	-
- NPA	-	-

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

1. *With effect from February 12, 2018, Reserve Bank of India (RBI) has withdrawn change of management outside SDR scheme. Accordingly, at March 31, 2018, cases where change of management outside SDR has been invoked but not implemented are classified as per the extant Income Recognition and Asset Classification norms of RBI and have not been included here.*
2. *Represents gross loans and credit substitutes.*
3. *Cases where the Bank has not taken stand-still benefit for NPA are excluded.*

The Bank does not recognise any amount towards interest on the cases under change of management outside SDR. With effect from February 12, 2018, RBI has withdrawn the scheme and the interest income, for cases where the change in management outside SDR were not implemented has been recognised as per the Income Recognition and Asset Classification norms of RBI.

During the year ended March 31, 2018, the Bank has upgraded one NPA borrower to standard category subsequent to change in ownership in accordance with RBI circular dated February 12, 2018. At March 31, 2018, the borrower's fund based outstanding was ₹ 15,452.7 million, which includes ₹ 10,262.0 million of credit substitutes and shares converted as per the resolution plan. The Bank holds an aggregate provision of ₹ 7,785.1 million against this borrower, which includes ₹ 6,508.2 million held against credit substitutes and shares.

The following table sets forth, for the periods indicated, details for cases of change in ownership for projects under implementation (accounts which are currently under the stand-still period).

₹ in million, except number of borrowers

Particulars	At March 31, 2018	At March 31, 2017
Number of project loan borrowers where the Bank has decided to effect change in ownership	1	-
Gross amount outstanding		
- Standard	2,346.3	-
- Standard restructured	-	-
- NPA	-	-

The following table sets forth, for the periods indicated, details of cases where scheme for Sustainable Structuring of Stressed Assets (S4A) is implemented.

₹ in million, except number of borrowers

Particulars	At March 31, 2018	At March 31, 2017
Number of borrowers where S4A has been applied	6	2
Total gross amount outstanding[1]		
- Standard	6,596.9[2]	2,925.7
- NPA	1,144.8	-
Gross amount outstanding in Part A		
- Standard	4,084.9[2]	1,556.6
- NPA	108.7	-
Gross amount outstanding in Part B		
- Standard	2,512.0	1,369.1
- NPA	1,036.1	-
Provision held		
- Standard	1,281.4	576.4
- NPA	789.0	-

1. *Represents loans, credit substitutes and shares under S4A scheme.*
2. *Includes outstanding amounting to ₹ 1,327.2 million which was upgraded to standard from NPA on implementation of S4A.*

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

The Bank does not recognise any amount towards interest on the cases under S4A. With effect from February 12, 2018, RBI has withdrawn the scheme and the interest income, for cases where S4A were not implemented has been recognised as per the Income Recognition and Asset Classification norms of RBI.

The following table sets forth, for the periods indicated, details of cases under flexible structuring of existing loans.

₹ in million, except number of borrowers

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Number of borrowers taken up for flexible structuring	3[1]	2
Amount of loans taken up for flexible structuring[2]		
- Standard	11,709.8	6,588.7
- NPA	-	-
Exposure weighted average duration of loans taken up for flexible structuring		
- Before applying flexible structuring	4.57	2.56
- After applying flexible structuring	10.98	6.77

1. *During the year ended March 31, 2018, two borrowers were taken up for flexible structuring, out of which one borrower was demerged into two entities through National Company Law Appellate Tribunal (NCLAT) order dated February 28, 2018.*
2. *Represents implementation amount.*

27. Concentration of Deposits, Advances, Exposures and NPAs

(I) Concentration of deposits, advances, exposures and NPAs

₹ in million

Concentration of deposits	At March 31, 2018	At March 31, 2017
Total deposits of 20 largest depositors	347,959.8	344,948.7
Deposits of 20 largest depositors as a percentage of total deposits of the Bank	6.20%	7.03%

₹ in million

Concentration of advances[1]	At March 31, 2018	At March 31, 2017
Total advances to 20 largest borrowers (including banks)	1,365,485.0	1,176,210.0
Advances to 20 largest borrowers as a percentage of total advances of the Bank	14.11%	13.16%

1. *Represents credit exposure (funded and non-funded) including derivatives exposures as per RBI guidelines on exposure norms.*

₹ in million

Concentration of exposures[1]	At March 31, 2018	At March 31, 2017
Total exposure to 20 largest borrowers/customers (including banks)	1,431,945.8	1,209,099.8
Exposures to 20 largest borrowers/customers as a percentage of total exposure of the Bank	13.95%	12.90%

1. *Represents credit and investment exposures as per RBI guidelines on exposure norms.*

₹ in million

Concentration of NPAs	At March 31, 2018	At March 31, 2017
Total exposure[1] to top four NPA accounts	154,385.3	149,247.4

1. *Represents gross exposure (funded and non-funded).*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

(II) *Sector-wise advances*

₹ in million, except percentages

Sr. No.	Particulars	Outstanding advances	Gross NPAs	% of gross NPAs to total advances in that sector
		At March 31, 2018		
A.	**Priority sector**			
1	Agriculture and allied activities	393,267.6	12,330.0	3.14%
2	Advances to industries sector eligible as priority sector lending	231,019.8	4,387.3	1.90%
3	Services of which:	75,247.9	1,599.6	2.13%
	Transport operators	14,846.4	165.5	1.12%
	Wholesale trade	36,832.9	971.5	2.64%
4	Personal loans of which:	243,380.3	2,498.2	1.03%
	Housing	229,255.3	2,255.3	0.98%
	Vehicle loans	11,946.7	120.2	1.01%
	Sub-total (A)	942,915.6	20,815.1	2.21%
B.	**Non-priority sector**			
1	Agriculture and allied activities	–	–	0.00%
2	Advances to industries sector of which:	1,629,611.9	415,068.6	25.47%
	Infrastructure	484,409.9	127,310.9	26.28%
	Basic metal and metal products	253,136.8	63,862.2	25.23%
3	Services of which:	1,109,598.3	75,133.1	6.77%
	Commercial real estate	280,361.6	10,704.7	3.82%
	Wholesale trade	131,292.0	5,789.1	4.41%
	Non-banking financial companies	135,066.6	0.2	0.00%
4	Personal loans[1] of which:	1,697,325.1	21,385.0	1.26%
	Housing	1,120,039.7	8,706.7	0.78%
	Sub-total (B)	4,436,535.3	511,586.7	11.53%
	Total (A)+(B)	5,379,450.9	532,401.8	9.90%

1. *Excludes commercial business loans and dealer funding.*
2. *Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.*

₹ in million, except percentages

Sr. No.	Particulars	Outstanding advances	Gross NPAs	% of gross NPAs to total advances in that sector
		At March 31, 2017		
A.	**Priority sector**			
1	Agriculture and allied activities	341,765.2	10,634.9	3.11%
2	Advances to industries sector eligible as priority sector lending	179,014.5	5,417.8	3.03%
3	Services of which:	157,736.7	2,460.1	1.56%
	Transport operators	94,243.6	1,109.2	1.18%
	Wholesale trade	21,329.9	424.1	1.99%

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million, except percentages

Sr. No.	Particulars	At March 31, 2017		
		Outstanding advances	Gross NPAs	% of gross NPAs to total advances in that sector
4	Personal loans of which:	401,622.2	4,805.5	1.20%
	Housing	259,814.7	2,241.1	0.86%
	Vehicle loans	130,646.7	2,233.1	1.71%
	Sub-total (A)	**1,080,138.6**	**23,318.3**	**2.16%**
B.	**Non-priority sector**			
1	Agriculture and allied activities	-	-	-
2	Advances to industries sector of which:	1,621,712.6	321,120.6	19.80%
	Infrastructure	532,398.0	86,004.1	16.15%
	Basic metal and metal products	323,388.0	80,392.5	24.86%
3	Services of which:	908,101.3	66,357.4	7.31%
	Commercial real estate	262,610.0	7,694.1	2.93%
	Wholesale trade	126,313.8	6,978.8	5.53%
	Non-banking financial companies	112,359.7	0.2	0.00%
4	Personal loans[1] of which:	1,214,651.5	10,797.5	0.89%
	Housing	898,475.2	5,014.8	0.56%
	Sub-total (B)	**3,744,465.4**	**398,275.5**	**10.64%**
	Total (A)+(B)	**4,824,604.0**	**421,593.8**	**8.74%**

1.   *Excludes commercial business loans and dealer funding.*

2.   *Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.*

(III) Overseas assets, NPAs and revenue

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Total assets[1]	931,385.2	946,250.3
Total NPAs (net)	122,524.3	79,506.2
Total revenue[1]	38,091.2	53,711.9

1.   *Represents the total assets and total revenue of foreign operations as reported in Schedule 18 of the financial statements, note no. 5 on information about business and geographical segments.*

(IV) Off-balance sheet special purpose vehicles (SPVs) sponsored (which are required to be consolidated as per accounting norms) for the year ended March 31, 2018

(a)   The following table sets forth, the names of SPVs/trusts sponsored by the Bank/subsidiaries which are consolidated.

Sr. No.	Name of the SPV sponsored[1]
A.	**Domestic**
	1. ICICI Strategic Investments Fund[2]
	2. India Advantage Fund-III[2]
	3. India Advantage Fund-IV[2]
B.	**Overseas**
	None

1.   *SPVs/Trusts which are consolidated and set-up/sponsored by the Bank/Subsidiaries of the Bank.*

2.   *The nature of business of the above entities is venture capital fund.*

SCHEDULES

forming part of the Accounts *(Contd.)*

(b) The following table sets forth, the names of SPVs/trusts which are not sponsored by the Bank/subsidiaries and are consolidated.

Sr. No.	Name of the SPV
A.	**Domestic**
	None
B.	**Overseas**
	None

28. Intra-group exposure

The following table sets forth, for the periods indicated, the details of intra-group exposure.

₹ in million

Sr. No.	Particulars	At March 31, 2018	At March 31, 2017
1.	Total amount of intra-group exposures	125,838.4	91,990.1
2.	Total amount of top 20 intra-group exposures	125,838.4	91,990.1
3.	Percentage of intra-group exposure to total exposures of the Bank on borrowers/customers	1.23%	0.98%
4.	Details of breach of limits on intra-group exposures and regulatory action thereon, if any	Nil	Nil

29. Exposure to sensitive sectors

The Bank has exposure to sectors, which are sensitive to asset price fluctuations. The sensitive sectors include capital markets and real estate.

The following table sets forth, for the periods indicated, the position of exposure to capital market sector.

₹ in million

Sr. No.	Particulars	At March 31, 2018	At March 31, 2017
1.	Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the corpus of which is not exclusively invested in corporate debt	24,451.5	26,647.1
2.	Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures and units of equity-oriented mutual funds	1,336.0	1,574.9
3.	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	49,530.2	53,953.3
4.	Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/convertible bonds/convertible debentures/units of equity oriented mutual funds does not fully cover the advances	-	-
5.	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stock brokers and market makers	74,928.9	58,604.7
6.	Loans sanctioned to corporate against the security of shares/bonds/debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources	-	-

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Sr. No.	Particulars	At March 31, 2018	At March 31, 2017
7.	Bridge loans to companies against expected equity flows/issues	-	324.3
8.	Underwriting commitments taken up by the Bank in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds	-	-
9.	Financing to stockbrokers for margin trading	-	-
10.	All exposures to venture capital funds (both registered and unregistered)	5,634.3	5,263.1
11.	Others	591.7	2,307.3
	Total exposure to capital market[1]	**156,472.6**	**148,674.7**

1. At March 31, 2018, excludes investment in equity shares of ₹ 27,085.1 million (March 31, 2017: ₹ 18,098.1 million) exempted from the regulatory ceiling, out of which investments of ₹ 25,481.8 million (March 31, 2017: ₹ 17,887.0 million) were acquired under resolution schemes of RBI.

The following table sets forth, for the periods indicated, the summary of exposure to real estate sector.

₹ in million

Sr. No.	Particulars	At March 31, 2018	At March 31, 2017
I	**Direct exposure**	**2,003,591.0**	1,764,643.6
	i) Residential mortgages	1,573,084.4	1,361,624.8
	of which: individual housing loans eligible for priority sector advances	188,656.5	185,680.7
	ii) Commercial real estate[1]	400,703.7	365,609.4
	iii) Investments in Mortgage Backed Securities (MBS) and other securitised exposure	29,802.9	37,409.4
	a. Residential	25,370.6	33,382.6
	b. Commercial real estate	4,432.3	4,026.8
II	**Indirect exposure**	**189,766.3**	135,414.3
	i) Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	189,766.3	135,414.3
	ii) Others	-	-
	Total exposure to real estate sector	**2,193,357.3**	**1,900,057.9**

1. Commercial real estate exposure include loans to individuals against non-residential premises, loans given to land and building developers for construction, corporate loans for development of special economic zone, loans to borrowers where servicing of loans is from a real estate activity and exposures to mutual funds/venture capital funds/private equity funds investing primarily in the real estate companies.

30. Factoring business

At March 31, 2018, the outstanding receivables acquired by the Bank under factoring business were Nil (March 31, 2017: ₹ 2,061.0 million).

31. Risk category-wise country exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The funded country exposure (net) of the Bank as a percentage of total funded assets for United States of America was 3.08% (March 31, 2017: 2.27%) and for Singapore was 1.13% (March 31, 2017: 1.20%). As the net funded exposure to United States of America and Singapore exceeded 1.0% of total funded assets, the Bank held a provision of ₹ 455.0 million on country exposure at March 31, 2018 (March 31, 2017: ₹ 375.0 million) based on RBI guidelines.

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the details of exposure (net) and provision held by the bank.

₹ in million

Risk category	Exposure (net) at March 31, 2018	Provision held at March 31, 2018	Exposure (net) at March 31, 2017	Provision held at March 31, 2017
Insignificant	914,183.7	455.0	741,032.4	375.0
Low	282,931.3	-	203,202.9	-
Moderately Low	8,706.1	-	10,958.7	-
Moderate	7,737.7	-	15,919.2	-
Moderately High	9,928.4	-	-	-
High	-	-	-	-
Very High	-	-	-	-
Total	**1,223,487.2**	**455.0**	**971,113.2**	**375.0**

32. Details of Single Borrower Limit and Borrower Group Limit exceeded by the Bank

During the year ended March 31, 2018 and March 31, 2017, the Bank has complied with the RBI guidelines on single borrower and borrower group limit.

33. Unsecured advances against intangible assets

The Bank has not made advances against intangible collaterals of the borrowers, which are classified as 'Unsecured' in the financial statements at March 31, 2018 (March 31, 2017: Nil).

34. Revaluation of fixed assets

The Bank follows the revaluation model for its premises (land and buildings) as per AS 10 – 'Property, Plant and Equipment'. The Bank had initially revalued its premises at March 31, 2016. In accordance with the Bank's policy, annual revaluation was carried out during the year ended March 31, 2018 through external valuers, using methodologies such as direct comparison method and income generation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2018 was ₹ 56,637.9 million (March 31, 2017: ₹ 57,161.9 million) as compared to the historical cost less accumulated depreciation of ₹ 26,606.0 million (March 31, 2017: ₹ 26,740.5 million).

The revaluation reserve is not available for distribution of dividend.

35. Fixed Assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Bank, as included in fixed assets.

₹ in million

Particulars	At March 31, 2018	At March 31, 2017
At cost at March 31 of preceding year	15,066.6	13,136.6
Additions during the year	3,573.5	1,950.3
Deductions during the year	(32.0)	(20.3)
Depreciation to date	(14,033.0)	(11,807.7)
Net block	**4,575.1**	**3,258.9**

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

36. Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Bank.

Sr. No.	Contingent liability	Brief Description
1.	Claims against the Bank, not acknowledged as debts	This item represents demands made in certain tax and legal matters against the Bank in the normal course of business and customer claims arising in fraud cases. In accordance with the Bank's accounting policy and AS 29, the Bank has reviewed and classified these items as possible obligations based on legal opinion/judicial precedents/assessment by the Bank.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards liability for partly paid investments. These payment obligations of the Bank do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts in the normal course of its business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts, which are derivative instruments. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4.	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Bank in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers' credit standing. Through these instruments, the Bank undertakes to make payments for its customers' obligations, either directly or in case the customers fail to fulfil their financial or performance obligations.
5.	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Bank undertakes in its normal course of business. The Bank offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Bank also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6.	Other items for which the Bank is contingently liable	Other items for which the Bank is contingently liable primarily include the amount of government securities bought/sold and remaining to be settled on the date of financial statements. This also includes the value of sell down options and other facilities pertaining to securitisation, the notional principal amounts of credit derivatives, amount applied in public offers under Application Supported by Blocked Amounts (ASBA), bill re-discounting, amount transferred to RBI under the Depositor Education and Awareness Fund (DEAF), exposure under partial credit enhancement, commitment towards contribution to venture fund and the amount that the Bank is obligated to pay under capital contracts. Capital contracts are job orders of a capital nature which have been committed.

37. Insurance business

The following table sets forth, for the periods indicated, the break-up of income derived from insurance business.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2018	Year ended March 31, 2017
1.	Income from selling life insurance policies	8,821.1	9,644.2
2.	Income from selling non-life insurance policies	1,133.5	888.9
3.	Income from selling mutual fund/collective investment scheme products	4,999.5	2,681.3

SCHEDULES

forming part of the Accounts *(Contd.)*

38. Employee benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening obligations	**16,686.9**	14,191.6
Service cost	**275.0**	253.7
Interest cost	1,113.1	1,116.5
Actuarial (gain)/loss	(1,162.8)	2,436.0
Liabilities extinguished on settlement	(1,399.0)	(1,182.5)
Benefits paid	(122.1)	(128.4)
Obligations at the end of year	**15,391.1**	**16,686.9**
Opening plan assets, at fair value	**16,888.1**	**13,191.6**
Expected return on plan assets	1,433.4	1,143.2
Actuarial gain/(loss)	(449.6)	589.5
Assets distributed on settlement	(1,554.5)	(1,313.9)
Contributions	108.4	3,406.1
Benefits paid	(122.1)	(128.4)
Closing plan assets, at fair value	**16,303.7**	**16,888.1**
Fair value of plan assets at the end of the year	16,303.7	16,888.1
Present value of the defined benefit obligations at the end of the year	(15,391.1)	(16,686.9)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefit s')	(310.1)	(68.4)
Asset/(liability)	**602.5**	**132.8**
Cost[1]		
Service cost	275.0	253.7
Interest cost	1,113.1	1,116.5
Expected return on plan assets	(1,433.4)	(1,143.2)
Actuarial (gain)/loss	(713.2)	1,846.5
Curtailments & settlements (gain)/loss	155.5	131.4
Effec t of the limit in para 59(b) of AS 15 on 'employee benefits'	241.8	68.4
Net cost	**(361.2)**	**2,273.3**
Actual return on plan assets	983.8	1,732.7
Expected employer's contribution next year	3,000.0	3,000.0
Investment details of plan assets		
Insurer managed funds	0.88%	0.80%
Government of India securities	48.98%	47.80%
Corporate bonds	43.48%	39.38%
Equity securities in listed companies	6.00%	6.02%
Others	0.66%	6.00%
Assumptions		
Discount rate	7.45%	6.75%
Salary escalation rate:		
On Basic pay	1.50%	1.50%
On Dearness relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%

1. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
Plan assets	16,303.7	16,888.1	13,191.6	10,103.4	9,018.8
Defined benefit obligations	(15,391.1)	(16,686.9)	(14,191.6)	(12,999.9)	(10,209.9)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	(310.1)	(68.4)	-	-	-
Surplus/(deficit)	602.5	132.8	(1,000.0)	(2,896.5)	(1,191.1)
Experience adjustment on plan assets	(449.6)	589.5	(4.1)	104.7	(29.1)
Experience adjustment on plan liabilities	290.1	(80.0)	1,503.4	1,271.2	2,549.6

Gratuity

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening obligations	8,701.8	7,386.8
Add: Adjustment for exchange fluctuation on opening obligations	0.4	(2.7)
Adjusted opening obligations	8,702.2	7,384.1
Service cost	893.4	716.6
Interest cost	599.3	587.8
Actuarial (gain)/loss	(318.5)	723.8
Past service cost	14.7	-
Liability transferred from/to other companies	4.4	68.1
Benefits paid	(807.8)	(778.6)
Obligations at the end of the year	9,087.7	8,701.8
Opening plan assets, at fair value	8,559.0	6,933.0
Expected return on plan assets	689.6	527.7
Actuarial gain/(loss)	(115.9)	454.5
Contributions	650.5	1,354.3
Asset transferred from/to other companies	4.5	68.1
Benefits paid	(807.8)	(778.6)
Closing plan assets, at fair value	8,979.9	8,559.0
Fair value of plan assets at the end of the year	8,979.9	8,559.0
Present value of the defined benefit obligations at the end of the year	(9,087.7)	(8,701.8)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	-	-
Asset/(liability)	(107.8)	(142.8)

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Cost[1]		
Service cost	893.4	716.6
Interest cost	599.3	587.8
Expected return on plan assets	(689.6)	(527.7)
Actuarial (gain)/loss	(202.6)	269.3
Past service cost	14.7	-
Exchange fluctuation loss/(gain)	0.4	(2.7)
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	-	-
Net cost	615.6	1,043.3
Actual return on plan assets	573.7	982.2
Expected employer's contribution next year	1,500.0	1,500.0
Investment details of plan assets		
Insurer managed funds	-	-
Government of India securities	27.49%	19.70%
Corporate bonds	48.70%	51.94%
Special deposit schemes	3.25%	3.41%
Equity	15.70%	14.92%
Others	4.86%	10.03%
Assumptions		
Discount rate	7.60%	6.75%
Salary escalation rate	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%

1. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
Plan assets	8,979.9	8,559.0	6,933.0	6,570.7	5,729.9
Defined benefit obligations	(9,087.7)	(8,701.8)	(7,386.7)	(6,754.6)	(5,818.5)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	-	-	-	-	-
Surplus/(deficit)	(107.8)	(142.8)	(453.7)	(183.9)	(88.6)
Experience adjustment on plan assets	(115.9)	454.5	(345.7)	589.1	(29.5)
Experience adjustment on plan liabilities	162.0	125.2	120.1	41.9	217.6

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Bank has not made any provision for the year ended March 31, 2018 (year ended March 31, 2017: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening obligations	22,596.8	19,920.6
Service cost	1,233.8	1,097.0
Interest cost	1,512.4	1,549.2
Actuarial (gain)/loss	412.4	252.8
Employees contribution	2,314.8	2,116.6
Liability transferred from/to other companies	304.8	225.7
Benefits paid	(2,850.6)	(2,565.1)
Obligations at end of the year	**25,524.4**	**22,596.8**
Opening plan assets	**22,596.8**	**19,920.6**
Expected return on plan assets	1,960.4	1,828.8
Actuarial gain/(loss)	(35.6)	(26.8)
Employer contributions	1,233.8	1,097.0
Employees contributions	2,314.8	2,116.6
Asset transferred from/to other companies	304.8	225.7
Benefits paid	(2,850.6)	(2,565.1)
Closing plan assets	**25,524.4**	**22,596.8**
Plan assets at the end of the year	25,524.4	22,596.8
Present value of the defined benefit obligations at the end of the year	(25,524.4)	(22,596.8)
Asset/(liability)	**-**	**-**
Cost[1]		
Service cost	1,233.8	1,097.0
Interest cost	1,512.4	1,549.2
Expected return on plan assets	(1,960.4)	(1,828.8)
Actuarial (gain)/loss	448.0	279.6
Net cost	**1,233.8**	**1,097.0**
Actual return on plan assets	1,924.8	1,802.0
Expected employer's contribution next year	1,320.2	1,173.8
Investment details of plan assets		
Government of India securities	46.67%	43.38%
Corporate bonds	46.57%	50.20%
Special deposit scheme	2.12%	2.40%
Others	4.64%	4.02%
Assumption		
Discount rate	7.60%	6.75%
Expected rate of return on assets	8.95%	8.55%
Discount rate for the remaining term to maturity of investments	7.55%	7.09%
Average historic yield on the investment	8.90%	8.89%
Guaranteed rate of return	8.65%	8.65%

1. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

SCHEDULES
forming part of the Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
Plan assets	**25,524.4**	22,596.8	19,920.6	17,746.8	15,689.8
Defined benefit obligations	**(25,524.4)**	(22,596.8)	(19,920.6)	(17,746.8)	(15,693.3)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	-	-	-	-	-
Surplus/(deficit)	-	-	-	-	(3.5)
Experience adjustment on plan assets	**(35.6)**	(26.8)	8.7	346.4	(150.5)
Experience adjustment on plan liabilities	**412.4**	252.8	199.0	322.3	(49.1)

The Bank has contributed ₹ 1,982.2 million to provident fund for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 1,823.6 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Bank has contributed ₹ 207.2 million for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 197.4 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Bank has contributed ₹ 76.8 million for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 64.4 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, movement in provision for compensated absence.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Cost[1]	**675.3**	728.9
Assumptions		
Discount rate	**7.60%**	6.75%
Salary escalation rate	**7.00%**	7.00%

1.   *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

39. **Movement in provision for credit cards/debit cards/savings accounts and direct marketing agents reward points**

The following table sets forth, for the periods indicated, movement in provision for credit cards/debit cards/savings accounts reward points.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening provision for reward points	1,627.3	1,417.5
Provision for reward points made during the year	1,573.0	1,725.4
Utilisation/write-back of provision for reward points	(1,307.4)	(1,515.6)
Closing provision for reward points[1]	1,892.9	1,627.3

1. *The closing provision is based on the actuarial valuation of accumulated credit cards/debit cards/savings accounts reward points.*

The following table sets forth, for the periods indicated, movement in provision for reward points to direct marketing agents.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening provision for reward points	201.5	168.1
Provision for reward points made during the year	101.1	145.4
Utilisation/write-back of provision for reward points	(123.0)	(112.0)
Closing provision for reward points	179.6	201.5

40. **Provisions and contingencies**

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Provisions for depreciation of investments	18,773.4	6,088.2
Provision towards non-performing and other assets[1,2]	142,445.2	146,859.5
Provision towards income tax		
- Current[3]	26,618.5	21,801.2
- Deferred	(20,047.2)	(7,026.0)
Floating provision	-	-
Other provisions and contingencies[4]	11,851.2	(866.3)
Total provisions and contingencies	**179,641.1**	**166,856.6**

1. *Includes provision towards NPA amounting to ₹ 163,793.6 million (March 31, 2017: ₹ 164,334.2 million).*

2. *During the year ended March 31, 2017, the Bank has fully utilised an amount of ₹ 36,000.0 million from collective contingency and related reserve.*

3. *During the year ended March 31, 2018, the Bank has recognised Minimum Alternate Tax (MAT) credit as an asset amounting to ₹ 2,178.0 million, as the normal income tax liability related to the year ended March 31, 2017 was less than the MAT computed as per section 115JB of the Income tax Act, 1961. The MAT asset has been fully utilised against the normal income tax liability for the year ended March 31, 2018.*

4. *Includes general provision made towards standard assets amounting to ₹ 2,771.1 million (March 31, 2017: reversal of provision by ₹ 3,392.4 million).*

The Bank has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of AS 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Bank recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Bank does not expect the outcome of these proceedings to have a materially adverse effect on its financial results.

The following table sets forth, for the periods indicated, the movement in provision for legal and fraud cases, operational risk and other contingencies.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening provision	7,861.3	6,146.6
Movement during the year (net)	3,135.3	1,714.7
Closing provision	10,996.6	7,861.3

1. *Excludes provision towards sundry expenses.*

41. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2018 amounted to ₹ 6,571.3 million (March 31, 2017: ₹ 14,775.1 million).

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income Tax Act, 1961. The Bank is of the opinion that all transactions with international related parties and specified transactions with domestic related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

42. Deferred tax

At March 31, 2018, the Bank has recorded net deferred tax assets of ₹ 74,770.2 million (March 31, 2017: ₹ 54,722.3 million), which have been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2018[1]	At March 31, 2017[2]
Deferred tax assets		
Provision for bad and doubtful debts	102,010.3	78,109.5
Foreign currency translation reserve[3]	861.2	5,721.3
Others	6,603.6	4,565.4
Total deferred tax assets	109,475.1	88,396.2
Deferred tax liabilities		
Special reserve deduction	28,653.2	26,870.6
Depreciation on fixed assets	4,974.6	5,243.7
Interest on refund of taxes[3]	1,077.1	1,559.6
Total deferred tax liabilities	34,704.9	33,673.9
Total net deferred tax assets/(liabilities)	74,770.2	54,722.3

1. *Tax rate of 34.944% is adopted based on Finance Act, 2018.*
2. *Tax rate of 34.608% is adopted based on Finance Act, 2017.*
3. *These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).*

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

As per ICDS and subsequent circular issued by Central Board of Direct Taxes, during the year ended March 31, 2017, the Bank had recognised tax expense and deferred tax asset on closing balance of Foreign Currency Translation Reserve (FCTR) at March 31, 2017. Delhi High Court struck down certain part of ICDS in November 2017. Further, pursuant to amendments in Income tax Act, 1961 through Finance Act, 2018, the movement during the year in FCTR has become taxable effective from April 1, 2016. Accordingly, tax expense of ₹ 4,159.0 million and equal amount of deferred tax asset on the opening balance of FCTR at April 1, 2016 recognised earlier under ICDS has been reversed.

43. Details of provisioning pertaining to fraud accounts

The following table sets forth, for the periods indicated, the details of provisioning pertaining to fraud accounts.

₹ in million, except number of frauds

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Number of frauds reported	2,938[1]	3,359
Amount involved in frauds	5,895.7[1]	4,210.7
Provision made[1]	2,087.5	584.9
Unamortised provision debited from balance in profit and loss account under 'Reserves and Surplus'	199.8	-

1. Excludes amount written off and interest reversal.

Additionally, during the year ended March 31, 2018, the Bank accounted for three borrower accounts with outstanding of ₹ 7,948.7 million as fraud and made a provision of ₹ 2,894.5 million through profit and loss account and ₹ 5,054.2 million through balance in profit and loss account under 'Reserves and Surplus'. As permitted by RBI, provision made through balance in profit and loss account under 'Reserves and Surplus' will be reversed and recognised through profit and loss account in the subsequent quarters of the next financial year.

44. Proposed dividend on equity and preference shares

The Board of Directors at its meeting held on May 7, 2018 has recommended a dividend of ₹ 1.50 per equity share for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 2.50 per equity share). The declaration and payment of dividend is subject to requisite approvals.

The Board at its meeting held on April 2, 2018 recommended an interim dividend of ₹ 100.00 per preference share for the year ended March 31, 2018. The interim dividend will be placed for ratification by the shareholders as final dividend. The Board of Directors had recommended a dividend of ₹ 100.00 per preference share for the year ended March 31, 2017.

According to the revised AS 4 - 'Contingencies and events occurring after the balance sheet date' as notified by the Ministry of Corporate Affairs through amendments to Companies (Accounting Standards) Amendment Rules, 2016, the Bank has not accounted for proposed dividend (including tax) as a liability for the year ended March 31, 2018. However, the Bank has reckoned proposed dividend in determining capital funds in computing capital adequacy ratio at March 31, 2018.

45. Dividend distribution tax

Dividend received from Indian subsidiaries, on which dividend distribution tax has been paid by them and dividend received from overseas subsidiaries, on which tax has been paid under section 115BBD of the Income Tax Act, 1961, have been reduced from dividend to be distributed by the Bank for the purpose of computation of dividend distribution tax as per section 115-O of the Income Tax Act, 1961.

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

46. Related party transactions

The Bank has transactions with its related parties comprising subsidiaries, associates/joint ventures/other related entities, key management personnel and relatives of key management personnel.

I. Related parties

Subsidiaries

ICICI Bank Canada, ICICI Bank UK PLC, ICICI Home Finance Company Limited, ICICI International Limited, ICICI Investment Management Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Prudential Life Insurance Company Limited, ICICI Prudential Pension Funds Management Company Limited, ICICI Prudential Trust Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Trusteeship Services Limited and ICICI Venture Funds Management Company Limited.

Associates/joint ventures/other related entities

ICICI Merchant Services Private Limited, ICICI Strategic Investments Fund[1], India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited, Comm Trade Services Limited and ICICI Foundation for Inclusive Growth.

1.   *Entity consolidated as per Accounting Standard (AS) 21 on 'Consolidated Financial Statements'.*

Akzo Nobel India Limited and FINO PayTech Limited ceased to be related parties effective from April 30, 2016 and January 5, 2017 respectively.

Key management personnel

Ms. Chanda Kochhar, Mr. N. S. Kannan, Ms. Vishakha Mulye, Mr. Vijay Chandok[1], Mr. Anup Bagchi[2], Mr. K. Ramkumar[3] and Mr. Rajiv Sabharwal[4].

1.   *Identified as related party effective from July 28, 2016.*
2.   *Identified as related party effective from February 1, 2017.*
3.   *Ceased to be related party effective close of business hours on April 30, 2016.*
4.   *Ceased to be related party effective close of business hours on January 31, 2017.*

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kaji, Mr. Mahesh Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Ms. Sudha Narayanan, Mr. Raghunathan Narayanan, Mr. Rangarajan Narayanan, Mr. Vivek Mulye, Ms. Vriddhi Mulye, Dr. Gauresh Palekar, Ms. Shalaka Gadekar, Ms. Manisha Palekar, Ms. Poonam Chandok[1], Ms. Saluni Chandok[1], Ms. Simran Chandok[1], Mr. C. V. Kumar[1], Ms. Shad Kumar[1], Ms. Sanjana Gulati[1], Ms. Mitul Bagchi[2], Mr. Aditya Bagchi[2], Mr. Shishir Bagchi[2], Mr. K. Jayakumar[3], Ms. J. Krishnaswamy[3], Ms. Sangeeta Sabharwal[4], Mr. Kartik Sabharwal[4] and Mr. Arnav Sabharwal[4].

1.   *Identified as related party effective from July 28, 2016.*
2.   *Identified as related party effective from February 1, 2017.*
3.   *Ceased to be related party effective close of business hours on April 30, 2016.*
4.   *Ceased to be related party effective close of business hours on January 31, 2017.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

II. *Transactions with related parties*

The following table sets forth, for the periods indicated, the significant transactions between the Bank and its related parties.

₹ in million

Items	Year ended March 31, 2018	Year ended March 31, 2017
Interest income		
Subsidiaries	**489.1**	691.9
Associates/joint ventures/others	**29.4**	43.5
Key management personnel	**9.0**	10.7
Relatives of key management personnel	**0.1**	0.2
Total	**527.6**	**746.3**
Fee, commission and other income		
Subsidiaries	**12,080.3**	11,198.9
Associates/joint ventures/others	**13.9**	17.6
Key management personnel	**0.0[1]**	0.2
Relatives of key management personnel	**0.0[1]**	0.0[1]
Total	**12,094.2**	**11,216.7**
Commission income on guarantees issued		
Subsidiaries	**35.2**	25.5
Associates/joint ventures/others	**0.1**	0.0[1]
Key management personnel	**-**	-
Relatives of key management personnel	**-**	-
Total	**35.3**	**25.5**
Income on custodial services		
Subsidiaries	**26.8**	10.4
Associates/joint ventures/others	**-**	1.5
Key management personnel	**-**	-
Relatives of key management personnel	**-**	-
Total	**26.8**	**11.9**
Gain/(loss) on forex and derivative transactions (net)[2]		
Subsidiaries	**44.5**	478.6
Associates/joint ventures/others	**(0.0)[1]**	-
Key management personnel	**-**	-
Relatives of key management personnel	**-**	-
Total	**44.5**	**478.6**
Dividend income		
Subsidiaries	**12,140.6**	14,190.3
Associates/joint ventures/others	**62.9**	-
Total	**12,203.5**	**14,190.3**
Insurance claims received		
Subsidiaries	**127.5**	116.4
Associates/joint ventures/others	**-**	-
Total	**127.5**	**116.4**

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

		₹ in million
Items	Year ended March 31, 2018	Year ended March 31, 2017
Recovery of lease of premises, common corporate and facilities expenses		
Subsidiaries	1,611.1	1,474.9
Associates/joint ventures/others	69.2	64.5
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	1,680.3	1,539.4
Payment of lease of premises, common corporate and facilities expenses		
Subsidiaries	73.1	85.5
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	73.1	85.5
Recovery for secondment of employees		
Subsidiaries	11.2	29.3
Associates/joint ventures/others	8.7	8.0
Total	19.9	37.3
Reimbursement of expenses from related parties		
Subsidiaries	1.4	1.6
Associates/joint ventures/others	3.3	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	4.7	1.6
Interest expense		
Subsidiaries	303.6	339.3
Associates/joint ventures/others	5.4	15.6
Key management personnel	10.2	6.7
Relatives of key management personnel	3.1	2.9
Total	322.3	364.5
Remuneration to wholetime directors[3]		
Key management personnel	232.9	223.5
Total	232.9	223.5
Reimbursement of expenses to related parties		
Subsidiaries	784.5	543.5
Associates/joint ventures/others	0.1	0.2
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	784.6	543.7
Insurance premium paid		
Subsidiaries	2,869.0	1,830.5
Associates/joint ventures/others	-	-
Total	2,869.0	1,830.5

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Items	Year ended March 31, 2018	Year ended March 31, 2017
Brokerage, fee and other expenses		
Subsidiaries	503.9	951.7
Associates/joint ventures/others	6,833.4	5,919.6
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	7,337.3	6,871.3
Donation given		
Subsidiaries	-	-
Associates/joint ventures/others	560.0	475.0
Total	560.0	475.0
Dividend paid		
Subsidiaries	-	-
Associates/joint ventures/others	-	-
Key management personnel	8.3	17.7
Relatives of key management personnel	0.0[1]	0.0[1]
Total	8.3	17.7
Purchase of investments		
Subsidiaries	50,279.2	7,074.0
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	50,279.2	7,074.0
Investment in certificate of deposits (CDs)/bonds issued by the Bank		
Subsidiaries	-	5,018.9
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	-	5,018.9
Investments in the securities issued by related parties		
Subsidiaries	-	-
Associates/joint ventures/others	6,462.0	5,779.5
Total	6,462.0	5,779.5
Sale of investments		
Subsidiaries	29,950.3	15,486.1
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	29,950.3	15,486.1

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Items	Year ended March 31, 2018	Year ended March 31, 2017
Redemption/buyback of securities		
Subsidiaries	5,065.0	5,862.2
Associates/joint ventures/others	190.1	566.1
Total	5,255.1	6,428.3
Unfunded risk participation		
Subsidiaries	1,291.6	2,075.2
Associates/joint ventures/others	-	-
Key management personnel		-
Relatives of key management personnel	-	-
Total	1,291.6	2,075.2
Sale of loans		
Subsidiaries	1,403.9	-
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	1,403.9	-
Purchase of fixed assets		
Subsidiaries	1.2	10.8
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	1.2	10.8
Sale of fixed assets		
Subsidiaries	2.2	1.2
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	2.2	1.2

1. *Insignificant amount.*

2. *The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank, within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.*

3. *Excludes the perquisite value on account of employee stock options exercised.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

III. Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Bank and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Interest income		
1. ICICI Home Finance Company Limited	368.5	558.7
2. ICICI Securities Primary Dealership Limited	111.6	89.3
Fee, commission and other income		
1. ICICI Prudential Life Insurance Company Limited	8,818.7	9,675.3
2. ICICI Prudential Asset Management Company Limited	1,360.8	86.6
3. ICICI Lombard General Insurance Company Limited	1,213.7	937.3
Commission income on guarantees issued		
1. ICICI Bank UK PLC	33.3	24.1
Income on custodial services		
1. ICICI Prudential Asset Management Company Limited	23.7	8.1
2. ICICI Securities Primary Dealership Limited	3.1	2.3
Gain/(loss) on forex and derivative transactions (net)[1]		
1. ICICI Securities Primary Dealership Limited	(565.1)	(258.0)
2. ICICI Bank UK PLC	535.3	825.0
3. ICICI Prudential Life Insurance Company Limited	54.0	11.8
4. ICICI Prudential Asset Management Company Limited	14.8	10.6
5. ICICI Lombard General Insurance Company Limited	8.7	14.7
6. ICICI Home Finance Company Limited	(7.9)	(113.1)
Dividend income		
1. ICICI Prudential Life Insurance Company Limited	5,435.9	5,449.1
2. ICICI Prudential Asset Management Company Limited	2,268.6	1,629.5
3. ICICI Securities Limited	1,771.8	2,050.3
4. ICICI Securities Primary Dealership Limited	672.3	2,782.9
Insurance claims received		
1. ICICI Prudential Life Insurance Company Limited	85.3	85.1
2. ICICI Lombard General Insurance Company Limited	42.2	31.3
Recovery of lease of premises, common corporate and facilities expenses		
1. ICICI Home Finance Company Limited	377.5	346.7
2. ICICI Securities Limited	288.0	269.8
3. ICICI Bank UK PLC	260.6	275.2
4. ICICI Prudential Life Insurance Company Limited	232.7	183.7
5. ICICI Lombard General Insurance Company Limited	226.4	201.3
Payment of lease of premises, common corporate and facilities expenses		
1. ICICI Venture Funds Management Company Limited	66.3	66.5
2. ICICI Home Finance Company Limited	2.0	10.5
Recovery for secondment of employees		
1. ICICI Securities Limited	10.1	9.8
2. I-Process Services (India) Private Limited	8.7	8.0
3. ICICI Investment Management Company Limited	-	17.6

SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Reimbursement of expenses from related parties		
1. India Infradebt Limited	3.3	-
2. ICICI Home Finance Company Limited	1.4	1.4
3. ICICI Bank Canada	-	0.1
Interest expense		
1. ICICI Prudential Life Insurance Company Limited	190.0	93.5
2. ICICI Securities Limited	87.1	218.4
Remuneration to wholetime directors[2]		
1. Ms. Chanda Kochhar	63.3	58.7
2. Mr. N. S. Kannan	45.1	40.7
3. Ms. Vishakha Mulye	43.1	36.7
4. Mr. Vijay Chandok[3]	44.1	26.1
5. Mr. Anup Bagchi[4]	37.3	8.5
7. Mr. K. Ramkumar[5]	N.A.	11.1
6. Mr. Rajiv Sabharwal[6]	N.A.	41.7
Reimbursement of expenses to related parties		
1. ICICI Securities Limited	553.8	0.3
2. ICICI Lombard General Insurance Company Limited	193.6	-
3. ICICI Prudential Life Insurance Company Limited	2.4	509.9
Insurance premium paid		
1. ICICI Lombard General Insurance Company Limited	1, 699.5	1,271.0
2. ICICI Prudential Life Insurance Company Limited	1,169.5	559.5
Brokerage, fee and other expenses		
1. I-Process Services (India) Private Limited	4,516.6	3,572.8
2. ICICI Merchant Services Private Limited	2,303.1	2,318.4
Donation given		
1. ICICI Foundation for Inclusive Growth	560.0	475.0
Dividend paid		
1. Ms. Chanda Kochhar	5.7	11.7
2. Mr. N. S. Kannan	1.1	2.1
3. Ms. Vishakha Mulye	1.5	2.6
4. Mr. Vijay Chandok[3]	0.0[7]	-
5. Mr. Anup Bagchi[4]	-	-
6. Mr. Rajiv Sabharwal[6]	N.A.	1.4
Purchase of investments		
1. ICICI Securities Primary Dealership Limited	42,642.3	2,124.0
2. ICICI Prudential Life Insurance Company Limited	6,045.6	4,685.2
Investment in certificate of deposits (CDs)/bonds issued by the Bank		
1. ICICI Prudential Life Insurance Company Limited	-	3,250.0
2. ICICI Bank UK PLC	-	1,018.9
3. ICICI Securities Primary Dealership Limited	-	750.0
Investments in the securities issued by related parties		
1. India Infradebt Limited	6,462.0	5,779.5

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Sale of investments		
1. ICICI Prudential Life Insurance Company Limited	16,353.3	10,700.3
2. ICICI Securities Primary Dealership Limited	12,379.0	2,512.4
3. ICICI Lombard General Insurance Company Limited	1,218.0	2,273.4
Redemption/buyback of investments		
1. ICICI Bank Canada	5,065.0	5,862.2
2. India Advantage Fund-III	108.2	41.3
3. India Advantage Fund-IV	81.9	35.6
Unfunded risk participation		
1. ICICI Bank UK PLC	1,291.6	2,075.2
Sale of loans		
1. ICICI Bank UK PLC	1,403.9	-
Purchase of fixed assets		
1. ICICI Home Finance Company Limited	1.1	-
2. ICICI Securities Primary Dealership Limited	0.1	4.0
3. ICICI Securities Limited	-	4.3
4. ICICI Prudential Life Insurance Company Limited	-	1.9
5. ICICI Prudential Asset Management Company Limited	-	0.5
Sale of fixed assets		
1. ICICI Prudential Asset Management Company Limited	2.2	-
2. ICICI Securities Limited	-	1.2

1. *The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank, within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.*
2. *Excludes the perquisite value on account of employee stock options exercised.*
3. *Identified as related party effective from July 28, 2016.*
4. *Identified as related party effective from February 1, 2017.*
5. *Ceased to be related party effective close of business hours on April 30, 2016.*
6. *Ceased to be related party effective close of business hours on January 31, 2017.*
7. *Insignificant amount.*

IV. Related party outstanding balances

The following table sets forth, for the periods indicated, the balance payable to/receivable from related parties.

₹ in million

Items	At March 31, 2018	At March 31, 2017
Deposits with the Bank		
Subsidiaries	7,652.6	5,069.8
Associates/joint ventures/others	1,070.4	3,749.2
Key management personnel	146.1	145.2
Relatives of key management personnel	120.8	56.2
Total	8,989.9	9,020.4

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Items	At March 31, 2018	At March 31, 2017
Investments of related parties in the Bank		
Subsidiaries	3,477.6	3,522.8
Associates/joint ventures/others	-	-
Key management personnel	7.9	6.6
Relatives of key management personnel	0.0[1]	0.0[1]
Total	3,485.5	3,529.4
Call/term money borrowed		
Subsidiaries	-	-
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	-	-
Reverse repurchase		
Subsidiaries	23,044.5	-
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	23,044.5	-
Payables[2]		
Subsidiaries	515.1	9.0
Associates/joint ventures/others	749.8	729.4
Key management personnel	0.0[1]	0.0[1]
Relatives of key management personnel	0.0[1]	0.0[1]
Total	1,264.9	738.4
Deposits by the Bank		
Subsidiaries	886.9	540.0
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	886.9	540.0
Call/term money lent		
Subsidiaries	3,000.0	-
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	3,000.0	-
Investments of the Bank		
Subsidiaries	98,315.7	103,222.4
Associates/joint ventures/others	4,147.6	4,326.8
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	102,463.3	107,549.2

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Items	At March 31, 2018	At March 31, 2017
Advances		
Subsidiaries	4,077.2	4,784.8
Associates/joint ventures/others	-	-
Key management personnel	161.1	204.0
Relatives of key management personnel	0.7	0.9
Total	4,239.0	4,989.7
Receivables²		
Subsidiaries	1,608.2	1,292.9
Associates/joint ventures/others	1.9	5.9
Key management personnel	-	-
Relatives of key man agment personnel	-	-
Total	1,610.1	1,298.8
Guarantees/letters of credit/indemnity given by the Bank		
Subsidiaries	13,747.5	11,674.6
Associates /jointventures/others	1.1	7.7
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	13,748.6	11,682.3
Guarantees/letters of credit/indemnity issued by related parties		
Subsidiaries	1,983.4	3,862.0
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	1,983.4	3,862.0
Swaps/forward contracts (notional amount)		
Subsidiaries	731,169.6	288,432.8
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	731,169.6	288,432.8
Unfunded risk participation		
Subsidiaries	1,279.4	2,070.0
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	1,279.4	2,070.0

1. *Insignificant amount.*

2. *Excludes mark-to-market on outstanding derivative transactions.*

3. *At March 31, 2018, 38,444,750 (March 31, 2017: 34,321,540, after adjusting for bonus shares issued by the Bank during the year ended March 31, 2018) employee stock options for key management personnel were outstanding.*

4. *During the year ended March 31, 2018, 408,119 (March 31, 2017: 1,115,730), after adjusting for bonus shares issued by the Bank during the year ended March 31, 2018, employee stock options with total exercise price of ₹ 60.0 million (March 31, 2017: ₹ 170.9 million) were exercised by the key management personnel.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

V. Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from related parties.

₹ in million

Items	Year ended March 31, 2018	Year ended March 31, 2017
Deposits with the Bank		
Subsidiaries	26,475.9	40,191.5
Associates/joint ventures/others	5,613.6	5,258.0
Key management personnel	198.2	293.7
Relatives of key management personnel	550.5	62.3
Total	32,838.2	45,805.5
Investments of related parties in the Bank[1]		
Subsidiaries	3,529.3	5,068.9
Associates/joint ventures/others	-	-
Key management personnel	7.9	7.1
Relatives of key management personnel	0.0[2]	0.0[2]
Total	3,537.2	5,076.0
Call/term money borrowed		
Subsidiaries	1,000.0	-
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	1,000.0	-
Reverse repurchase		
Subsidiaries	23,044.5	-
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	23,044.5	-
Payables[1,3]		
Subsidiaries	515.1	232.7
Associates/joint ventures/others	1,191.8	729.4
Key management personnel	0.1	0.1
Relatives of key management personnel	0.1	0.0[2]
Total	1,707.1	962.2
Deposits by the Bank		
Subsidiaries	4,426.2	1,778.7
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	4,426.2	1,778.7
Call/term money lent		
Subsidiaries	8,450.0	10,000.0
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	8,450.0	10,000.0

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Items	Year ended March 31, 2018	Year ended March 31, 2017
Investments of the Bank		
Subsidiaries	103,222.4	110,374.0
Associates/joint ventures/others	6,099.8	4,326.9
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	109,322.2	114,700.9
Advances		
Subsidiaries	20,158.8	14,157.5
Associates/joint ventures/others	-	0.2
Key management personnel	203.6	206.7
Relatives of key management personnel	3.1	8.6
Total	20,365.5	14,373.0
Receivables[3]		
Subsidiaries	1,683.7	1,681.5
Associates/joint ventures/others	137.1	69.7
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	1,820.8	1,751.2
Guarantees/letters of credit/indemnity given by the Bank		
Subsidiaries	14,043.2	15,167.0
Associates/joint ventures/others	9.8	7.7
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	14,053.0	15,174.7
Guarantees/letters of credit/indemnity issued by related parties[1]		
Subsidiaries	4,155.1	3,862.0
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	4,155.1	3,862.0
Swaps/forward contracts (notional amount)		
Subsidiaries	853,591.5	303,545.4
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	853,591.5	303,545.4
Unfunded risk participation		
Subsidiaries	3,562.2	2,075.2
Associates/joint ventures/others	-	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	3,562.2	2,075.2

1. *Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.*
2. *Insignificant amount.*
3. *Excludes mark-to-market on outstanding derivative transactions.*

SCHEDULES
forming part of the Accounts *(Contd.)*

VI. Letters of comfort

The Bank has issued letters of comfort on behalf of its banking subsidiary ICICI Bank UK PLC to Financial Services Authority, UK (now split into two separate regulatory authorities, the Prudential Regulation Authority and the Financial Conduct Authority) to confirm that the Bank intends to financially support ICICI Bank UK PLC in ensuring that it meets all of its financial obligations as they fall due.

The Bank has issued an undertaking on behalf of ICICI Securities Inc. for Singapore dollar 10.0 million (currently equivalent to ₹ 498.2 million) to the Monetary Authority of Singapore (MAS) and has executed indemnity agreement on behalf of ICICI Bank Canada to its independent directors for a sum not exceeding Canadian dollar 2.5 million each (currently equivalent to ₹ 126.6 million), aggregating to Canadian dollar 17.5 million (currently equivalent to ₹ 886.4 million). The aggregate amount of ₹ 1,384.6 million at March 31, 2018 (March 31, 2017: ₹ 1,314.5 million) is included in the contingent liabilities.

The letters of comfort in the nature of letters of awareness that were outstanding at March 31, 2018 issued by the Bank on behalf of its subsidiaries in respect of their borrowings made or proposed to be made, aggregated to ₹ 12,363.0 million (March 31, 2017: ₹ 12,363.0 million).

In addition to the above, the Bank has also issued letters of comfort in the nature of letters of awareness on behalf of its subsidiaries for other incidental business purposes. These letters of awareness are in the nature of factual statements or confirmation of facts and do not create any financial impact on the Bank.

47. Details of amount transferred to The Depositor Education and Awareness Fund (the Fund) of RBI

The following table sets forth, for the periods indicated, the movement in amount transferred to the Fund.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening balance	4,841.2	3,584.1
Add: Amounts transferred during the year	1,906.2	1,346.0
Less: Amounts reimbursed by the Fund towards claims during the year	(92.8)	(88.9)
Closing balance	6,654.6	4,841.2

48. Small and micro enterprises

The following table sets forth, for the periods indicated, details relating to enterprises covered under the Micro, Small and Medium Enterprises Development (MSMED) Act, 2006.

₹ in million

Sr. No.	Particulars	At March 31, 2018		At March 31, 2017	
		Principal	Interest	Principal	Interest
1.	The Principal amount and the interest due thereon remaining unpaid to any supplier	-	-	-	-
2.	The amount of interest paid by the buyer in terms of Section 16, along with the amount of the payment made to the supplier beyond the due date	-	-		-
3.	The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding the interest specified under MSMED Act, 2006	30.8	0.5	-	-
4.	The amount of interest accrued and remaining unpaid	-	-		
5.	The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowed as a deductible expenditure under Section 23	-	-		

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

49. Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2018 was ₹ 627.2 million (year ended March 31, 2017: Nil).

As mentioned by RBI in its press release dated March 29, 2018, RBI has through an order dated March 26, 2018, imposed a monetary penalty of ₹ 589.0 million on the Bank for non-compliance with directions/guidelines issued by RBI. This penalty has been imposed in exercise of powers vested in RBI under the provisions of Section 47A(1) (c) read with Section 46(4)(i) of the Banking Regulation Act, 1949. During the year ended March 31, 2018, an overseas regulator imposed a composition sum of ₹ 38.2 million for non-adherence of rules under AML regulations at one of the Bank's overseas branches, resulting from regulatory inspection conducted in 2013 and subsequently, pursuant to consultant's review of records, relating to the period of May 2012 to April 2014.

In February 2015, penalty was imposed on several banks, including the Bank, by the Financial Intelligence Unit - India for failure in reporting of attempted suspicious transactions, with respect to the incidents concerning the media sting operation in September 2013. A penalty of ₹ 1.4 million was levied on the Bank, which the Bank had paid and filed an appeal against the penalty with the Appellate Tribunal. In June 2017, the Appellate Tribunal ruled that the penalty was not sustainable and asked the appellant banks to be careful and report such matters in future.

50. Disclosure on Remuneration

Compensation Policy and practices

(A) Qualitative Disclosures

a) *Information relating to the bodies that oversee remuneration.*

- **Name, composition and mandate of the main body overseeing remuneration**

  The Board Governance, Remuneration and Nomination Committee (BGRNC/ Committee) is the body which oversees the remuneration aspects. The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the whole time/ independent Directors and the Board and to extend or continue the term of appointment of independent Director on the basis of the report of performance evaluation of independent Directors, recommending to the Board a policy relating to the remuneration for the Directors, Key Managerial Personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime Directors (WTDs), commission and fee payable to non- executive Directors subject to applicable regulations, approving the policy for and quantum of bonus payable to members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employee Stock Option Scheme (ESOS) and decide on the grant of the Bank's stock options to employees and WTDs of the Bank and its subsidiary companies.

- **External consultants whose advice has been sought, the body by which they were commissioned, and in what areas of the remuneration process**

  The Bank did not take advice from an external consultant on any area of remuneration during the year ended March 31, 2018.

- **Scope of the Bank's remuneration policy (eg. by regions, business lines), including the extent to which it is applicable to foreign subsidiaries and branches**

  The Compensation Policy of the Bank, as last amended during the year ended March 31, 2018 and approved by the BGRNC and the Board at their meeting held on May 3, 2017, pursuant to the guidelines issued by RBI, covers all employees of the Bank, including those in overseas branches of the Bank. In addition to the Bank's Compensation Policy guidelines, the overseas branches also adhere to relevant local regulations.

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

- **Type of employees covered and number of such employees**

  All employees of the Bank are governed by the Compensation Policy. The total number of permanent employees of the Bank at March 31, 2018 was 81,548.

b) *Information relating to the design and structure of remuneration processes.*

- **Key features and objectives of remuneration policy**

  The Bank has under the guidance of the Board and the BGRNC, followed compensation practices intended to drive meritocracy within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy, the key elements of which are given below.

  - **Effective governance of compensation:** The BGRNC has oversight over compensation. The Committee defines Key Performance Indicators (KPIs) for WTDs and equivalent positions and the organisational performance norms for bonus based on the financial and strategic plan approved by the Board. The KPIs include both quantitative and qualitative aspects. The BGRNC assesses organisational performance as well as the individual performance for WTDs and equivalent positions. Based on its assessment, it makes recommendations to the Board regarding compensation for WTDs and equivalent positions and bonus for employees, including senior management and key management personnel.

  - **Alignment of compensation philosophy with prudent risk taking:** The Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non-financial indicators of performance including aspects like risk management and customer service. In addition, the Bank has an employee stock option scheme aimed at aligning compensation to long term performance through stock option grants that vest over a period of time. Compensation of staff in financial and risk control functions is independent of the business areas they oversee and depends on their performance assessment.

- **Whether the remuneration committee reviewed the firm's remuneration policy during the past year, and if so, an overview of any changes that were made**

  During the year ended March 31, 2018, the Bank's Compensation Policy was reviewed by the BGRNC and the Board at their meeting held on May 3, 2017. The disclosures were reviewed pursuant to RBI circular on Disclosures in Financial Statements.

- **Discussion of how the Bank ensures that risk and compliance employees are remunerated independently of the businesses they oversee**

  The compensation of staff engaged in control functions like Risk and Compliance depends on their performance, which is based on achievement of the key results of their respective functions. Their goal sheets do not include any business targets.

c) *Description of the ways in which current and future risks are taken into account in the remuneration processes.*

- **Overview of the key risks that the Bank takes into account when implementing remuneration measures**

  The Board approves the risk framework for the Bank and the business activities of the Bank are undertaken within this framework to achieve the financial plan. The risk framework includes the Bank's risk appetite, limits framework and policies and procedures governing various types of risk. KPIs of WTDs & equivalent positions, as well as employees, incorporate relevant risk management related aspects. For example, in addition to performance targets in areas such as growth and profits, performance indicators include aspects such as the desired funding profile and asset quality. The BGRNC takes into consideration all the above aspects while assessing organisational and individual performance and making compensation-related recommendations to the Board.

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

* **Overview of the nature and type of key measures used to take account of these risks, including risk difficult to measure**

  The annual performance targets and performance evaluation incorporate both qualitative and quantitative aspects including asset quality, provisioning, increase in stable funding sources, refinement/improvement of the risk management framework, effective management of stakeholder relationships and mentoring key members of the top and senior management.

* **Discussion of the ways in which these measures affect remuneration**

  Every year, the financial plan/targets are formulated in conjunction with a risk framework with limit structures for various areas of risk/lines of business, within which the Bank operates to achieve the financial plan. To ensure effective alignment of compensation with prudent risk taking, the BGRNC takes into account adherence to the risk framework in conjunction with which the financial plan/targets have been formulated. KPIs of WTDs and equivalent positions, as well as employees, incorporate relevant risk management related aspects. For example, in addition to performance targets in areas such as growth and profits, performance indicators include aspects such as the desired funding profile and asset quality. The BGRNC takes into consideration all the above aspects while assessing organisational and individual performance and making compensation-related recommendations to the Board.

* **Discussion of how the nature and type of these measures have changed over the past year and reasons for the changes, as well as the impact of changes on remuneration.**

  The nature and type of these measures have not changed over the past year and hence, there is no impact on remuneration.

d) *Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration*

* **Overview of main performance metrics for Bank, top level business lines and individuals**

  The main performance metrics include profits, loan growth, deposit growth, risk metrics (such as quality of assets), compliance with regulatory norms, refinement of risk management processes and customer service. The specific metrics and weightages for various metrics vary with the role and level of the individual.

* **Discussion of how amounts of individual remuneration are linked to the Bank-wide and individual performance**

  The BGRNC takes into consideration above mentioned aspects while assessing performance and making compensation-related recommendations to the Board regarding the performance assessment of WTDs and equivalent positions. The performance assessment of individual employees is undertaken based on achievements compared to their goal sheets, which incorporate various aspects/metrics described earlier.

* **Discussion of the measures the Bank will in general implement to adjust remuneration in the event that performance metrics are weak, including the Bank's criteria for determining 'weak' performance metrics**

  The Bank's Compensation Policy outlines the measures the Bank will implement in the event of a reasonable evidence of deterioration in financial performance. Should such an event occur in the manner outlined in the policy, the BGRNC may decide to apply malus on none, part or all of the unvested deferred variable compensation.

e) *Description of the ways in which the Bank seeks to adjust remuneration to take account of the longer term performance*

* **Discussion of the Bank's policy on deferral and vesting of variable remuneration and, if the fraction of variable remuneration that is deferred differs across employees or groups of employees, a description of the factors that determine the fraction and their relative importance**

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

The quantum of bonus for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. Within this percentage, if the quantum of bonus exceeds a predefined threshold percentage of the total fixed pay, a part of the bonus is deferred and paid over a period. These thresholds for deferrals are same across employees.

- **Discussion of the Bank's policy and criteria for adjusting deferred remuneration before vesting and (if permitted by national law) after vesting through claw back arrangements**

  The deferred portion of variable pay is subject to malus, under which the Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence, breach of integrity or in the event of a reasonable evidence of deterioration in financial performance. In such cases, variable pay already paid out may also be subjected to clawback arrangements, as applicable.

f) *Description of the different forms of variable remuneration that the Bank utilises and the rationale for using these different forms*

- **Overview of the forms of variable remuneration offered. A discussion of the use of different forms of variable remuneration and, if the mix of different forms of variable remuneration differs across employees or group of employees, a description of the factors that determine the mix and their relative importance**

  The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management and performance bonus to its middle and senior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service. The Bank also pays variable pay to sales officers and relationship managers in wealth management roles while ensuring that such pay-outs are in accordance with applicable regulatory requirements.

  The Bank ensures higher proportion of variable pay at senior levels and lower variable pay for front-line staff and junior management levels.

(B) Quantitative disclosures

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of WTDs (including MD and CEO) and equivalent positions.

₹ in million, except numbers

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Number of meetings held by the BGRNC	7	10
Remuneration paid to its members during the financial year (sitting fees)	0.3	0.5
Number of employees who received a variable remuneration award[1]	4	6
Number and total amount of sign-on awards made	-	-
Number and total amount of guaranteed bonuses awarded	-	-
Details of severance pay, in addition to accrued benefits	-	-
Breakdown of amount of remuneration awards for the financial year		
Fixed[2]	222.7	231.5
Variable[3]	-	-
- Deferred	-	-
- Non-deferred	-	-
Share-linked instruments[3,4]	4,526,500	5,071,000
Total amount of deferred remuneration paid out during the year	6.1	16
Total amount of outstanding deferred remuneration		
Cash	N.A.	6.1
Shares (nos.)	-	-
Shares-linked instruments[4]	14,825,250	14,747,150

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million, except numbers

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Other forms	-	-
Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments	-	6.1
Total amount of reductions during the year due to ex-post explicit adjustments	-	-
Total amount of reductions during the year due to ex-post implicit adjustments	-	-

1. *Includes deferred remuneration paid during the year to retired WTDs.*
2. *Fixed pay includes basic salary, supplementary allowances, superannuation, contribution to provident fund and gratuity fund by the Bank.*
3. *For the years ended March 31, 2018 and March 31, 2017, variable pay and share-linked instruments represent amounts paid/options awarded for the years ended March 31, 2017 and March 31, 2016 respectively, as per RBI approvals. For the year ended March 31, 2018, ₹ 90.4 million of variable pay (year ended March 31, 2017: ₹ 75.6 million) and 4,307,500 share-linked instruments (year ended March 31, 2017: 4,526, 500 option) are subject to RBI approval.*
4. *Pursuant to the issuance of bonus shares by the Bank on June 24, 2017, the share-linked instruments have been adjusted with increase of one option for every 10 outstanding options.*

Payment of compensation in the form of profit related commission to the non-executive directors

The Board at its meeting held on September 16, 2015 and the shareholders at their meeting held on July 11, 2016 approved the payment of profit related commission of ₹ 1.0 million per annum to be paid to each non-executive Director of the Bank (excluding government nominee and part-time Chairman) subject to the availability of net profits at the end of each financial year.

The Bank accordingly recognised an amount of ₹ 5.1 million as profit related commission payable to the non-executive Directors during the year ended March 31, 2018, subject to requisite approvals. For the year ended March 31, 2017, the Bank had recognised an amount of ₹ 6.0 million as profit related commission payable to the non-executive Directors, which was paid in August 2017 after obtaining the shareholders' approval in the Annual General Meeting of the Bank.

51. Corporate Social Responsibility

The gross amount required to be spent by the Bank on Corporate Social Responsibility (CSR) related activities during the year ended March 31, 2018 was ₹ 1,702.0 million (March 31, 2017: ₹ 1,997.3 million).

The following table sets forth, for the periods indicated, the amount spent by the Bank on CSR related activities.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2018			Year ended March 31, 2017		
		In cash	Yet to be paid in cash	Total	In cash	Yet to be paid in cash	Total
1.	Construction/acquisition of any asset	-	-	-	-	-	-
2.	On purposes other than (1) above	1,361.6	342.2	1,703.8	980.1	843.5	1,823.6

The following table sets forth, for the periods indicated, the details of related party transactions pertaining to CSR related activities.

₹ in million

Sr. No.	Related Party	Year ended March 31, 2018	Year ended March 31, 2017
1.	ICICI Foundation	560.0	475.0
2.	FINO PayTech Limited	-	50.0
	Total	560.0	525.0

Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the details of movement of amounts yet to be paid for CSR related activities.

₹ in million

Particulars	At March 31, 2018	At March 31, 2017
Opening balance	1,363.7	815.7
Provided during the year	1,703.8	1,823.6
Paid during the year	(1,987.5)	(1,275.6)
Closing balance	**1,080.0**	**1,363.7**

52. Disclosure of customer complaints

The following table sets forth, for the periods indicated, the movement of the outstanding number of complaints.

Complaints relating to the Bank's customers on the Bank's ATMs	Year ended March 31, 2018	Year ended March 31, 2017
No. of complaints pending at the beginning of the year	29	107
No. of complaints received during the year	2,356	4,687
No. of complaints redressed during the year	2,310	4,765
No. of complaints pending at the end of the year	75	29

1. *The above does not include complaints redressed within one working day.*

Complaints relating to the Bank's customers on other banks' ATMs	Year ended March 31, 2018	Year ended March 31, 2017
No. of complaints pending at the beginning of the year	1,763	1,602
No. of complaints received during the year	124,361	106,709
No. of complaints redressed during the year	122,180	106,548
No. of complaints pending at the end of the year	3,944	1,763

1. *The above does not include complaints redressed within one working day.*

Complaints relating to other than ATM transactions	Year ended March 31, 2018	Year ended March 31, 2017
No. of complaints pending at the beginning of the year	2,480	1,691
No. of complaints received during the year	110,626	106,077
No. of complaints redressed during the year	110,916	105,288
No. of complaints pending at the end of the year	2,190	2,480

1. *The above does not include complaints redressed within one working day.*

Total complaints	Year ended March 31, 2018	Year ended March 31, 2017
No. of complaints pending at the beginning of the year	4,272	3,400
No. of complaints received during the year	237,343	217,473
No. of complaints redressed during the year	235,406	216,601
No. of complaints pending at the end of the year	6,209	4,272

1. *The above does not include complaints redressed within one working day.*

Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the details of awards during the year.

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
No. of unimplemented awards at the beginning of the year	-	-
No. of awards passed by the Banking Ombudsmen during the year	-	-
No. of awards implemented during the year	-	-
No. of unimplemented awards at the end of the year	-	-

53. Drawdown from reserves

The Bank has not drawn any amount from reserves during the year ended March 31, 2018 (year ended March 31, 2017: Nil).

54. Investor Education and Protection Fund

The unclaimed dividend amount due to be transferred to the Investor Education and Protection Fund during the year ended March 31, 2018 has been transferred without any delay.

55. Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

Signatures to Schedules 1 to 18

As per our report of even date.   For and on behalf of the Board of Directors

For **B S R & Co. LLP** Chartered Accountants ICAI Firm Registration no.: 101248W/W-100022	**M. K. Sharma** Chairman DIN-00327684	**Uday Madhav Chitale** Director DIN-00043268	**Chanda Kochhar** Managing Director & CEO DIN-00043617

Venkataramanan Vishwanath Partner Membership no.: 113156	**N. S. Kannan** Executive Director DIN-00066009	**Vishakha Mulye** Executive Director DIN-00203578	**Vijay Chandok** Executive Director DIN-01545262	**Anup Bagchi** Executive Director DIN-00105962

Place: Mumbai Date: May 7, 2018	**P. Sanker** Senior General Manager (Legal) & Company Secretary	**Rakesh Jha** Chief Financial Officer	**Ajay Mittal** Chief Accountant



ICICI Bank

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Members of
ICICI Bank Limited

Report on the Audit of the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of ICICI Bank Limited (hereinafter referred to as the 'Bank' or the 'Holding Company') and its subsidiaries (the Holding Company and its subsidiaries together referred to as the 'Group') and its associates, which comprise the Consolidated Balance Sheet as at 31 March 2018, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement, for the year then ended, including a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the 'consolidated financial statements').

Management's Responsibility for the Consolidated Financial Statements

The Holding Company's Board of Directors is responsible for the preparation of these consolidated financial statements in terms of the requirements of the Companies Act, 2013 (the 'Act') that give a true and fair view of the consolidated state of affairs, consolidated profit / loss and consolidated cash flows of the Group including its associates, in accordance with the accounting principles generally accepted in India, including the Accounting Standards prescribed under Section 133 of the Act, provisions of Section 29 of the Banking Regulation Act, 1949, and the circulars, guidelines and directions issued by Reserve Bank of India ('RBI') from time to time. The respective Board of Directors of the companies and the trustees of the trusts included in the Group and of its associates are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and of its associates and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, and the implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

In preparing the consolidated financial statements, the respective Board of Directors of the companies and the trustees of the trusts included in the Group and of its associates, are responsible for assessing the ability of the Group and of its associates to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

While conducting the audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Holding Company's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements.

INDEPENDENT AUDITORS' REPORT

We are also responsible to conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group and its associates' ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify the opinion. Our conclusions are based on the audit evidence obtained up to the date of the auditor's report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern.

We believe that the audit evidence obtained by us and the audit evidence obtained by the other auditors in terms of their reports referred to in sub-paragraphs 1 to 3 of the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries and associates, the aforesaid consolidated financial statements give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group and its associates as at 31 March 2018, their consolidated profit and their consolidated cash flows for the year ended on that date.

Other Matters

1. We did not audit the financial statements of nine branches of Bank included in the consolidated financial statements, whose annual financial statements reflect total assets of ₹ 1,352,287 million as at 31 March 2018 as well as the total revenue of ₹ 53,427 million for the year ended 31 March 2018. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors.

2. We did not audit the financial statements of nine subsidiaries, whose financial statements reflect total assets of ₹ 883,803 million and net assets of ₹ 122,290 million as at 31 March 2018, total revenues of ₹ 50,761 million and net cash inflow amounting to ₹ 25,784 million for the year ended on that date, as considered in the consolidated financial statements. The consolidated financial statements also include the Group's share of net profit of ₹ 509 million for the year ended 31 March 2018, as considered in the consolidated financial statements, in respect of one associate whose financial statements have not been audited by us. These financial statements have been audited by other auditors whose reports have been furnished to us by management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates and our report in terms of sub-section (3) of Section 143 of the Act, insofar as it relates to the aforesaid subsidiaries and associates, is based solely on the reports of the other auditors.

    Certain of these subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. Our opinion in so far as it relates to the balances and affairs of such subsidiaries located outside India is based on the report of other auditors.

3. We have jointly audited with other auditor, the financial statements of one subsidiary whose financial statements reflect total assets of ₹ 1,418,213 million and net assets of ₹ 68,845 million as at 31 March 2018, total revenues of ₹ 325,992 million and net cash outflow amounting to ₹ 8,866 million for the year ended 31 March 2018. For the purpose of the consolidated financial statements, we have relied upon the work of the other auditor, to the extent of work performed by them and our report in terms of sub-section (3) of Section 143 of the Act, insofar as it relates to this subsidiary, is based solely on the report of the other auditor, to the extent of work performed by them.

INDEPENDENT AUDITORS' REPORT

4. The consolidated financial statements also include the Group's share of net profit of ₹ 6 million for the year ended 31 March 2018, as considered in the consolidated financial statements, in respect of five associates, whose financial statements / financial information have not been audited by us. These financial statements / financial information are unaudited and have been furnished to us by management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these associates, and our report in terms of sub-section (3) of Section 143 of the Act in so far as it relates to the aforesaid associates, is based solely on such unaudited financial statements / financial information. In our opinion and according to the information and explanations given to us by management, these financial statements / financial information are not material to the Group.

5. The auditors of ICICI Prudential Life Insurance Company Limited have reported, 'The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2018 is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2018 has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. We have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the standalone financial statements of the Company'.

6. The auditors of ICICI Lombard General Insurance Company Limited have reported, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (the "IBNR"), Incurred But Not Enough Reported (the "IBNER") and Premium Deficiency Reserve (the "PDR") is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2018 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI. We have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company'.

Our opinion above on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements / financial information certified by management.

Report on Other Legal and Regulatory Requirements

As required by Section 143 (3) of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of subsidiaries and associates, as noted in the 'Other Matters' paragraph, we report, to the extent applicable, that:

(a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements;

(b) In our opinion, proper books of account as required by law relating to the presentation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books and reports of the other auditors;

(c) The consolidated Balance Sheet, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement dealt with by this report are in agreement with the relevant books of account maintained for purpose of preparation of the consolidated financial statements;

(d) In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, to the extent they are not inconsistent with the accounting policies prescribed by RBI;

INDEPENDENT AUDITORS' REPORT

(e) On the basis of the written representations received from the directors of the Holding Company as on 31 March 2018 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors of its subsidiary companies and associate companies incorporated in India, none of the directors of the Group companies and its associate companies incorporated in India is disqualified as on 31 March 2018 from being appointed as a director in terms of Section 164 (2) of the Act;

(f) With respect to the adequacy of the internal financial controls with reference to the financial statements of the Holding Company, its subsidiary companies and associate companies incorporated in India and the operating effectiveness of such controls, refer to our separate Report in 'Annexure A'; and

(g) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the report of the other auditors on the separate financial statements as also the other financial information of the subsidiaries and associates, as noted in the 'Other Matters' paragraph:

(i) The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group and its associates. Refer Note 7 to the consolidated financial statements;

(ii) Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, on long-term contracts including derivative contracts - Refer Note 7 to the consolidated financial statements in respect of such items as it relates to the Group and its associates;

(iii) There has been no delay in transferring amounts to the Investor Education and Protection Fund by the Holding Company and its subsidiary companies and associate companies incorporated in India during the year ended 31 March 2018; and

(iv) The disclosures in the consolidated financial statements regarding holdings as well as dealings in Specified Bank Notes during the period from 8 November 2016 to 30 December 2016 have not been made since they do not pertain to the financial year ended 31 March 2018. However, amounts as appearing in the audited consolidated financial statements for the year ended 31 March 2017 have been disclosed.

For **B S R & Co. LLP**
Chartered Accountants
Firm's Registration No: 101248W/W–100022

Venkataramanan Vishwanath
Mumbai
Partner
7 May 2018
Membership No: 113156

ANNEXURE A to the Independent Auditors' Report of even date on the Consolidated Financial Statements of ICICI Bank Limited

Report on the Internal Financial Controls under clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013

In conjunction with our report of the consolidated financial statements of ICICI Bank Limited its subsidiary companies and its associate companies (collectively referred to as 'the Group') as of and for the year ended 31 March 2018, we have audited the internal financial controls over financial reporting of ICICI Bank Limited (hereinafter referred to as the 'Holding Company'), its subsidiary companies and associate companies which are companies incorporated in India, as of that date.

Management's responsibility for internal financial controls

The respective Board of Directors of the Holding Company, its subsidiary companies and its associates companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Group considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the 'Guidance Note') issued by the Institute of Chartered Accountants of India (the 'ICAI'). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013 (the 'Act').

Auditor's responsibility

Our responsibility is to express an opinion on the Group's internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note issued by the ICAI and the Standards on Auditing (the 'Standards'), issued by the ICAI and deemed to be prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both issued by the ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the Group's internal financial controls system over financial reporting.

Meaning of internal financial controls over financial reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

ANNEXURE A to the Independent Auditors' Report of even date on the Consolidated Financial Statements of ICICI Bank Limited

Inherent limitations of internal financial controls over financial reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Holding Company, its subsidiary companies and its associate companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at 31 March 2018, based on the internal control over financial reporting criteria established by the Group considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

Other matters

The auditors of ICICI Prudential Life Insurance Company Limited have reported, 'The actuarial valuation of liabilities for life policies in force and policies where premium is discontinued but liability exists as at 31 March 2018 has been certified by the Appointed Actuary as per the IRDA Financial Statements Regulations, and has been relied upon by us, as mentioned in para "Other Matter" of our audit report on the standalone financial statements for the year ended 31 March 2018. Accordingly, our opinion on the internal financial controls over financial reporting does not include reporting on the operating effectiveness of the management's internal controls over the valuation and accuracy of the aforesaid actuarial valuation'.

The auditors of ICICI Lombard General Insurance Company Limited have reported, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (the "IBNR"), Incurred But Not Enough Reported (the "IBNER") and Premium Deficiency Reserve (the "PDR") is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2018 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI. The said actuarial valuations of liabilities for outstanding claims reserves and the PDR have been relied upon by us as mentioned in Other Matters paragraph in our Audit Report on the financial statements for the year ended 31 March 2018. Accordingly, our opinion on the internal financial controls over financial reporting does not include reporting on the adequacy and operating effectiveness of the internal financial controls over the valuation and accuracy of the aforesaid actuarial liabilities'.

Our aforesaid report under Section 143 (3) (i) of the Act on the adequacy and operating effectiveness of the internal financial controls over financial reporting insofar as it relates to nine subsidiaries companies, one subsidiary company which is jointly audited with another auditor and an associate company, which are companies incorporated in India, is based on the corresponding reports of the auditors of such companies incorporated in India.

Our opinion on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Act is not modified in respect of the above matters with respect to our reliance on the work done and the reports of other auditors.

For **B S R & Co. LLP**
Chartered Accountants
Firm's Registration No: 101248W/W–100022

Venkataramanan Vishwanath
Partner
Membership No: 113156

Mumbai
7 May 2018

Consolidated Financial Statements of ICICI Bank Limited
CONSOLIDATED BALANCE SHEET
at March 31, 2018

₹ in '000s

	Schedule	At 31.03.2018	At 31.03.2017
CAPITAL AND LIABILITIES			
Capital	1	12,858,100	11,651,071
Employees stock options outstanding		55,699	62,562
Reserves and surplus	2	1,093,383,172	1,034,606,322
Minority interest	2A	60,081,860	48,653,128
Deposits	3	5,857,961,125	5,125,872,643
Borrowings	4	2,294,018,266	1,882,867,563
Liabilities on policies in force		1,314,884,251	1,154,974,441
Other liabilities and provisions	5	609,567,929	598,558,799
TOTAL CAPITAL AND LIABILITIES		11,242,810,402	9,857,246,529
ASSETS			
Cash and balances with Reserve Bank of India	6	332,726,026	318,912,598
Balances with banks and money at call and short notice	7	557,265,307	485,996,088
Investments	8	3,722,076,772	3,043,732,910
Advances	9	5,668,542,198	5,153,173,140
Fixed assets	10	94,650,053	93,379,618
Other assets	11	867,550,046	762,052,175
TOTAL ASSETS		11,242,810,402	9,857,246,529
Contingent liabilities	12	18,910,358,283	13,078,415,868
Bills for collection		287,054,059	227,555,510
Significant accounting policies and notes to accounts	17 &18		

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

As per our Report of even date. For and on behalf of the Board of Directors

For **B S R & Co. LLP**
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

M. K. Sharma
Chairman
DIN-00327684

Uday Madhav Chitale
Director
DIN-00043268

Chanda Kochhar
Managing Director & CEO
DIN-00043617

Venkataramanan Vishwanath
Partner
Membership no.: 113156

N. S. Kannan
Executive Director
DIN-00066009

Vishakha Mulye
Executive Director
DIN-00203578

Vijay Chandok
Executive Director
DIN-01545262

Anup Bagchi
Executive Director
DIN-00105962

Place: Mumbai
Date: May 7, 2018

P. Sanker
Senior General Manager
(Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

Consolidated Financial Statements of ICICI Bank Limited

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended March 31, 2018

₹ in '000s

	Schedule	Year ended 31.03.2018	Year ended 31.03.2017
I. INCOME			
Interest earned	13	621,623,505	609,399,802
Other income	14	568,067,510	524,576,505
TOTAL INCOME		1,189,691,015	1,133,976,307
II. EXPENDITURE			
Interest expended	15	342,620,468	348,358,328
Operating expenses	16	557,556,292	481,699,705
Provisions and contingencies (refer note 18.7)		198,518,808	190,514,979
TOTAL EXPENDITURE		1,098,695,568	1,020,573,012
III. PROFIT/(LOSS)			
Net profit for the year		90,995,447	113,403,295
Less: Minority interest		13,873,582	11,519,450
Net profit after minority interest		77,121,865	101,883,845
Profit brought forward		215,045,471	198,210,764
TOTAL PROFIT/(LOSS)		292,167,336	300,094,609
IV. APPROPRIATIONS/TRANSFERS			
Transfer to Statutory Reserve		16,944,000	24,503,000
Transfer to Reserve Fund		10,541	9,824
Transfer to Capital Reserve		25,654,600	52,933,000
Transfer to/(from) Investment Reserve Account		-	-
Transfer to Special Reserve		6,206,000	4,867,000
Transfer to/(from) Revenue and other reserves		6,454,526	446,499
Dividend paid during the year		14,574,649	9,456
Corporate dividend tax paid during the year		2,331,407	2,280,359
Balance carried over to balance sheet		219,991,613	215,045,471
TOTAL		292,167,336	300,094,609
Significant accounting policies and notes to accounts	17 & 18		
Earnings per share[1] (refer note 18.1)			
Basic (₹)		12.02	15.91
Diluted (₹)		11.89	15.84
Face value per share (₹)		2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

1. *Pursuant to the issue of bonus shares by the Bank during the year ended March 31, 2018, earnings per share has been restated for the year ended March 31, 2017.*

As per our Report of even date.   For and on behalf of the Board of Directors

For **B S R & Co. LLP**
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

M. K. Sharma
Chairman
DIN-00327684

Uday Madhav Chitale
Director
DIN-00043268

Chanda Kochhar
Managing Director & CEO
DIN-00043617

Venkataramanan Vishwanath
Partner
Membership no.: 113156

N. S. Kannan
Executive Director
DIN-00066009

Vishakha Mulye
Executive Director
DIN-00203578

Vijay Chandok
Executive Director
DIN-01545262

Anup Bagchi
Executive Director
DIN-00105962

Place: Mumbai
Date: May 7, 2018

P. Sanker
Senior General Manager
(Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

Consolidated Financial Statements of ICICI Bank Limited

CONSOLIDATED CASH FLOW STATEMENT
for the year ended March 31, 2018

₹ in '000s

	Schedule	Year ended 31.03.2018	Year ended 31.03.2017
Cash flow from/(used in) operating activities			
Profit before taxes		95,911,046	126,574,260
Adjustments for:			
Depreciation and amortisation		10,390,761	10,444,420
Net (appreciation)/depreciation on investments[1]		(21,343,283)	(57,426,431)
Provision in respect of non-performing and other assets		147,516,047	157,937,006
General provision for standard assets		2,960,374	(3,733,753)
Provision for contingencies & others		9,763,944	2,257,433
(Profit)/loss on sale of fixed assets		(29,027)	14,230
Employees stock options grants		131,128	180,903
	(i)	245,300,990	236,248,068
Adjustments for:			
(Increase)/decrease in investments		(147,368,884)	(66,071,502)
(Increase)/decrease in advances		(687,502,223)	(411,803,233)
Increase/(decrease) in deposits		732,088,482	615,098,725
(Increase)/decrease in other assets		(80,169,309)	(81,035,546)
Increase/(decrease) in other liabilities and provisions		175,987,900	292,951,343
	(ii)	(6,964,034)	349,139,787
Refund/(payment) of direct taxes	(iii)	(44,507,633)	(59,032,520)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	193,829,323	526,355,335
Cash flow from/(used in) investing activities			
Purchase of fixed assets		(10,421,438)	(13,167,144)
Proceeds from sale of fixed assets		265,828	156,340
(Purchase)/sale of held to maturity securities		(495,578,927)	(3,046,583)
Net cash flow from/(used in) investing activities	(B)	(505,734,537)	(16,057,387)
Cash flow from/(used in) financing activities			
Proceeds from issue of share capital (including ESOPs)		3,939,495	1,772,579
Proceeds from long-term borrowings		430,554,398	403,761,367
Repayment of long-term borrowings		(404,339,556)	(508,077,502)
Net proceeds/(repayment) of short-term borrowings		383,766,528	(217,920,893)
Dividend and dividend tax paid		(17,161,116)	(34,230,910)
Net cash flow from/(used in) financing activities	(C)	396,759,749	(354,695,359)
Effect of exchange fluctuation on translation reserve	(D)	228,112	(1,053,605)
Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		85,082,647	154,548,984
Cash and cash equivalents at beginning of the year		804,908,686	650,359,702
Cash and cash equivalents at end of the year		889,991,333	804,908,686

1. *For the year ended March 31, 2018, includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, through initial public offers (IPO) (year ended March 31, 2017: gain on sale of a part of equity investment in a subsidiary, ICICI Prudential Life Insurance Company Limited, through IPO).*

2. *Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.*

As per our Report of even date.   For and on behalf of the Board of Directors

For **B S R & Co. LLP**
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

M. K. Sharma
Chairman
DIN-00327684

Uday Madhav Chitale
Director
DIN-00043268

Chanda Kochhar
Managing Director & CEO
DIN-00043617

Venkataramanan Vishwanath
Partner
Membership no.: 113156

N. S. Kannan
Executive Director
DIN-00066009

Vishakha Mulye
Executive Director
DIN-00203578

Vijay Chandok
Executive Director
DIN-01545262

Anup Bagchi
Executive Director
DIN-00105962

Place: Mumbai
Date: May 7, 2018

P. Sanker
Senior General Manager
(Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

SCHEDULES

forming part of the Consolidated Balance Sheet

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 1 - CAPITAL		
Authorised capital		
10,000,000,000 equity shares of ₹ 2 each (March 31, 2017: 6,375,000,000 equity shares of ₹ 2 each)[1]	20,000,000	12,750,000
15,000,000 shares of ₹ 100 each (March 31, 2017: 15,000,000 shares of ₹ 100 each)[2]	1,500,000	1,500,000
350 preference shares of ₹ 10 million each (March 31, 2017: 350 preference shares of ₹ 10 million each)[3]	3,500,000	3,500,000
Equity share capital		
Issued, subscribed and paid-up capital		
5,824,476,135 equity shares of ₹ 2 each (March 31, 2017: 5,814,768,430 equity shares)	11,648,952	11,629,537
Add: 603,514,641[4] equity shares of ₹ 2 each (March 31, 2017: 9,707,705 equity shares) issued during the year	1,207,029	19,415
	12,855,981	11,648,952
Add: 266,089 equity shares of ₹ 10 each forfeited (March 31, 2017: 266,089 equity shares)	2,119	2,119
TOTAL CAPITAL	12,858,100	11,651,071

1. *Pursuant to the approval of shareholders, the Bank has increased its authorised share capital during the year ended March 31, 2018.*
2. *These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.*
3. *Pursuant to RBI circular dated March 30, 2010, the issued and paid-up preference shares are grouped under Schedule 4- 'Borrowings'.*
4. *Represents 582,984,544 equity shares issued as bonus shares pursuant to approval by the shareholders of the Bank through postal ballot on June 12, 2017 and 20,530,097 equity shares (year ended March 31, 2017: 9,707,705 equity shares) issued pursuant to exercise of employee stock options during the year ended March 31, 2018.*
5. *Each equity share of the Bank with face value of ₹ 10 was sub-divided into five equity shares with face value of ₹ 2 each on December 5, 2014.*

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 2 - RESERVES AND SURPLUS		
I. **Statutory reserve**		
Opening balance	212,024,519	187,521,519
Additions during the year	16,944,000	24,503,000
Deductions during the year	-	-
Closing balance	228,968,519	212,024,519
II. **Special Reserve**		
Opening balance	88,181,700	83,314,700
Additions during the year	6,206,000	4,867,000
Deductions during the year	-	
Closing balance	94,387,700	88,181,700
III. **Securities premium**		
Opening balance	323,932,017	321,993,492
Additions during the year[1]	4,036,426	1,938,525
Deductions during the year[2]	(1,165,969)	
Closing balance	326,802,474	323,932,017

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

		₹ in '000s
	At 31.03.2018	At 31.03.2017
IV. Investment reserve account		
Opening balance	-	-
Additions during the year	-	-
Deductions during the year	-	-
Closing balance	-	-
V. Unrealised investment reserve[3]		
Opening balance	160,445	(4,444)
Additions during the year	36,647	164,889
Deductions during the year	(9,160)	-
Closing balance	187,932	160,445
VI. Capital reserve		
Opening balance	102,851,016	49,918,016
Additions during the year[4]	25,654,600	52,933,000
Deductions during the year	-	-
Closing balance[5]	128,505,616	102,851,016
VII. Foreign currency translation reserve		
Opening balance	19,123,004	20,176,609
Additions during the year	241,842	-
Deductions during the year	(13,730)	(1,053,605)
Closing balance	19,351,116	19,123,004
VIII. Revaluation reserve (refer note 18.16)		
Opening balance	30,651,113	28,174,747
Additions during the year[6]	263,895	2,989,949
Deductions during the year[7]	(638,616)	(513,583)
Closing balance	30,276,392	30,651,113
IX. Reserve fund		
Opening balance	55,858	46,034
Additions during the year[8]	10,541	9,824
Deductions during the year	-	-
Closing balance	66,399	55,858
X. Revenue and other reserves		
Opening balance	42,581,179	40,057,014
Additions during the year	8,533,984	3,967,610
Deductions during the year	(1,015,799)	(1,443,445)
Closing balance[9,10,11]	50,099,364	42,581,179
XI. Balance in profit and loss account[12]	214,737,660	215,045,471
TOTAL RESERVES AND SURPLUS	1,093,383,172	1,034,606,322

1. *Includes ₹ 3,905.3 million (March 31, 2017: ₹ 1,753.2 million) on exercise of employee stock options.*

2. *Represents amount utilised on account of issuance of bonus shares during the year ended March 31, 2018.*

3. *Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.*

4. *Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.*

5. *Includes capital reserve on consolidation amounting to ₹ 79.1 million (March 31, 2017: ₹ 79.1 million).*

6. *Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.*

7. *Represents amount transferred by the Bank from Revaluation Reserve to General Reserve on account of incremental depreciation charge on revaluation amounting to ₹ 572.4 million (year ended March 31, 2017: ₹ 494.9 million) and revaluation surplus on assets sold amounting to ₹ 66.2 million (year ended March 31, 2017: ₹ 18.7 million) for the year ended March 31, 2018.*

8. *Includes appropriations made to Reserve Fund in accordance with regulations applicable to Sri Lanka branch.*

9. *Includes unrealised profit/(loss), net of tax, of ₹ (530.3) million (March 31, 2017: ₹ (401.5) million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.*

10. *Includes restricted reserve of ₹ 4.4 million (March 31, 2017: ₹ 4.5 million) primarily relating to lapsed contracts of the life insurance subsidiary.*

11. *Includes debenture redemption reserve amounting to ₹ 58.1 million (March 31, 2017: Nil) of ICICI Lombard General Insurance Company Limited.*

12. *Includes deduction amounting to ₹ 5,254.0 million as provision by the Bank for frauds on non-retail accounts, which will be reversed and recognised through profit and loss account in the subsequent quarters of the next financial year as permitted by RBI.*

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 2A - MINORITY INTEREST		
Opening minority interest	48,653,128	33,556,448
Subsequent increase/(decrease) during the year	11,428,732	15,096,680
CLOSING MINORITY INTEREST	60,081,860	48,653,128

₹ in '000s

			At 31.03.2018	At 31.03.2017
SCHEDULE 3 - DEPOSITS				
A.	I.	Demand deposits		
		i) From banks	65,794,398	52,732,148
		ii) From others	847,859,874	715,167,490
	II.	Savings bank deposits	2,092,910,102	1,790,098,258
	III.	Term deposits		
		i) From banks	115,526,501	97,676,104
		ii) From others	2,735,870,250	2,470,198,643
TOTAL DEPOSITS			5,857,961,125	5,125,872,643
B.	I.	Deposits of branches in India	5,552,574,768	4,826,135,485
	II.	Deposits of branches/subsidiaries outside India	305,386,357	299,737,158
TOTAL DEPOSITS			5,857,961,125	5,125,872,643

₹ in '000s

			At 31.03.2018	At 31.03.2017
SCHEDULE 4 - BORROWINGS				
I.	**Borrowings in India**			
	i)	Reserve Bank of India	141,737,000	18,069,000
	ii)	Other banks	82,624,079	56,390,754
	iii)	Other institutions and agencies		
		a) Government of India	-	-
		b) Financial institutions	298,463,118	150,138,907
	iv)	Borrowings in the form of		
		a) Deposits	2,313,944	2,909,950
		b) Commercial paper	12,901,469	12,071,154
		c) Bonds and debentures (excluding subordinated debt)	252,991,640	228,456,559
	v)	Application money-bonds	-	-
	vi)	Capital instruments		
		a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	94,800,000	39,430,000
		b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	84,035,112	84,982,344
		c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of ₹ 10.0 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	3,500,000	3,500,000
		d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	143,330,107	166,448,635
TOTAL BORROWINGS IN INDIA			1,116,696,469	762,397,303

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2018	At 31.03.2017
II.	**Borrowings outside India**			
	i)	Capital instruments		
		a) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	-	60,071,450
		b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	9,761,898	9,716,800
	ii)	Bonds and notes	437,325,520	442,010,859
	iii)	Other borrowings	730,234,379	608,671,151
	TOTAL BORROWINGS OUTSIDE INDIA		**1,177,321,797**	**1,120,470,260**
	TOTAL BORROWINGS		**2,294,018,266**	**1,882,867,563**

1. Secured borrowings in I and II above amount to ₹ 167,214.3 million (March 31, 2017: ₹ 166,827.0 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.

₹ in '000s

		At 31.03.2018	At 31.03.2017
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS			
I.	Bills payable[1]	73,070,858	83,080,574
II.	Inter-office adjustments (net)	976,360	1,759,072
III.	Interest accrued	35,896,541	35,011,965
IV.	Sundry creditors	279,328,231	230,150,438
V.	General provision for standard assets	28,572,331	25,518,660
VI.	Others (including provisions)[1,2,3]	191,723,608	223,038,090
TOTAL OTHER LIABILITIES AND PROVISIONS		**609,567,929**	**598,558,799**

1. Balances in travel and prepaid card accounts amounting to ₹ 10,910.4 million have been re-classified from line item 'VI. Others (including provisions)' to line item 'I. Bills payable' for the year ended March 31, 2017 by the Bank, in accordance with RBI guidelines.

2. Includes specific provision for standard loans of the Bank amounting to ₹ 7,967.1 million (March 31, 2017: ₹ 21,023.8 million).

3. Includes corporate dividend tax payable amounting to ₹ 381.8 million (March 31, 2017: ₹ 788.9 million).

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	82,118,828	73,825,506
II. Balances with Reserve Bank of India in current accounts	250,607,198	245,087,092
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**332,726,026**	**318,912,598**

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	3,592,062	4,465,023
b) In other deposit accounts	23,227,230	16,102,847
ii) Money at call and short notice		
a) With banks	190,613,750	285,000,000
b) With other institutions	5,783,189	8,730,636
TOTAL	223,216,231	314,298,506
II. Outside India		
i) In current accounts	200,772,076	104,677,741
ii) In other deposit accounts	43,495,469	17,843,526
iii) Money at call and short notice	89,781,531	49,176,315
TOTAL	334,049,076	171,697,582
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**557,265,307**	**485,996,088**

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 8 - INVESTMENTS		
I. **Investments in India [net of provisions]**		
i) Government securities	**1,803,209,154**	1,401,496,218
ii) Other approved securities	-	-
iii) Shares (includes equity and preference shares)[1]	**127,550,060**	111,508,062
iv) Debentures and bonds	**339,631,755**	258,576,027
v) Assets held to cover linked liabilities of life insurance business	**975,019,684**	878,783,451
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits and other related investments)	**372,350,812**	285,060,731
TOTAL INVESTMENTS IN INDIA	**3,617,761,465**	2,935,424,489
II. **Investments outside India [net of provisions]**		
i) Government securities	**55,945,624**	54,360,645
ii) Others (equity shares, bonds and certificate of deposits)	**48,369,683**	53,947,776
TOTAL INVESTMENTS OUTSIDE INDIA	**104,315,307**	108,308,421
TOTAL INVESTMENTS	**3,722,076,772**	3,043,732,910
A. **Investments in India**		
Gross value of investments[2]	**3,631,283,280**	2,944,393,594
Less: Aggregate of provision/depreciation/(appreciation)	**13,521,815**	8,969,105
Net investments	**3,617,761,465**	2,935,424,489
B. **Investments outside India**		
Gross value of investments	**111,536,033**	110,262,601
Less: Aggregate of provision/depreciation/(appreciation)	**7,220,726**	1,954,180
Net investments	**104,315,307**	**108,308,421**
TOTAL INVESTMENTS	**3,722,076,772**	3,043,732,910

1. *Includes cost of investment in associates amounting to ₹ 4,981.0 million (March 31, 2017: ₹ 3,759.2 million) and goodwill on consolidation of associates amounting to ₹ 58.1 million (March 31, 2017: ₹ 54.7 million).*

2. *Includes net appreciation amounting to ₹ 100,750.7 million (March 31, 2017: ₹ 109,657.3 million) on investments held to cover linked liabilities of life insurance business.*

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2018	At 31.03.2017
SCHEDULE 9 - ADVANCES [NET OF PROVISIONS]				
A.	i)	Bills purchased and discounted[1]	298,198,152	216,853,688
	ii)	Cash credits, overdrafts and loans repayable on demand	1,312,537,092	1,027,910,024
	iii)	Term loans	4,057,806,954	3,908,409,428
TOTAL ADVANCES			5,668,542,198	5,153,173,140
B.	i)	Secured by tangible assets (includes advances against book debts)	4,224,797,621	3,998,058,632
	ii)	Covered by bank/government guarantees	83,969,085	94,769,402
	iii)	Unsecured	1,359,775,492	1,060,345,106
TOTAL ADVANCES			5,668,542,198	5,153,173,140
C.	I.	Advances in India		
	i)	Priority sector	929,701,682	1,065,527,064
	ii)	Public sector	197,704,530	129,991,400
	iii)	Banks	777,335	3,448,842
	iv)	Others	3,449,858,940	2,778,374,653
TOTAL ADVANCES IN INDIA			4,578,042,487	3,977,341,959
	II.	Advances outside India		
	i)	Due from banks	19,294,596	5,705,535
	ii)	Due from others		
		a) Bills purchased and discounted	103,993,215	69,699,735
		b) Syndicated and term loans	626,140,089	735,318,062
		c,) Others	341,071,811	365,107,849
TOTAL ADVANCES OUTSIDE INDIA			1,090,499,711	1,175,831,181
TOTAL ADVANCES			5,668,542,198	5,153,173,140

1.   *Net of bills re-discounted amounting to Nil (March 31, 2017: Nil).*

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 10 - FIXED ASSETS		
I. **Premises**		
Gross block		
At cost at March 31 of preceding year	88,093,455	80,650,323
Additions during the year[1]	3,498,313	8,049,900
Deductions during the year	(2,045,555)	(606,768)
Closing balance	89,546,213	88,093,455
Less: Depreciation to date[2]	(16,523,586)	(14,749,865)
Net block[3]	73,022,627	73,343,590
II. **Other fixed assets (including furniture and fixtures)**		
Gross block		
At cost at March 31 of preceding year	63,839,400	59,567,170
Additions during the year	8,946,032	7,487,340
Deductions during the year	(1,771,367)	(3,215,110)
Closing balance	71,014,065	63,839,400
Less: Depreciation to date[4]	(51,801,248)	(46,217,995)
Net block	19,212,817	17,621,405
III. **Assets given on lease**		
Gross block		
At cost at March 31 of preceding year	16,904,628	17,299,544
Additions during the year	-	
Deductions during the year	(189,999)	(394,916)
Closing balance	16,714,629	16,904,628
Less: Depreciation to date, accumulated lease adjustment and provisions[5]	(14,300,020)	(14,490,005)
Net block	2,414,609	2,414,623
TOTAL FIXED ASSETS	94,650,053	93,379,618

1. *Includes revaluation gain amounting to ₹ 263.9 million on account of revaluation carried out by the Bank and ICICI Home Finance Company Limited (March 31, 2017: ₹ 2,989.9 million).*

2. *Includes depreciation charge amounting to ₹ 2,003.5 million for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 1,937.7 million), including depreciation charge of ₹ 576.8 million for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 494.9 million) on account of revaluation.*

3. *Includes assets of ₹ 37.4 million of the Bank (March 31, 2017: ₹ 72.0 million) which are held for sale.*

4. *Includes depreciation charge amounting to ₹ 7,217.9 million for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 7,178.6 million).*

5. *The depreciation charge/lease adjustment/provisions is an insignificant amount for the year ended March 31, 2018 (year ended March 31, 2017: insignificant amount).*

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	-	-
II. Interest accrued	89,296,089	72,634,680
III. Tax paid in advance/tax deducted at source (net)	66,655,117	62,954,769
IV. Stationery and stamps	130,676	29,003
V. Non-banking assets acquired in satisfaction of claims[1,2,3]	19,748,594	25,527,485
VI. Advance for capital assets	1,892,601	1,973,768
VII. Deposits	18,025,278	13,826,899
VIII. Deferred tax asset (net) (refer note 18.10)	78,182,968	56,128,036
IX. Deposits in Rural Infrastructure and Development Fund	269,249,912	241,126,021
X. Others[4,5]	324,368,811	287,851,514
TOTAL OTHER ASSETS	867,550,046	762,052,175

1. *During the year ended March 31, 2018, the Bank acquired assets amounting to ₹ 952.6 million (year ended March 31, 2017: ₹ 16,252.2 million) in satisfaction of claims under debt-asset swap transactions with certain borrowers. Assets amounting to ₹ 279.1 million were sold during the year ended March 31, 2018 (year ended March 31, 2017: ₹ 500.3 million).*

2. *During the year ended March 31, 2018, the Bank converted certain non-banking assets into banking assets amounting to ₹ 345.6 million (year ended March 31, 2017: ₹ 288.5 million).*

3. *Represents balance net of provision held by the Bank amounting to ₹ 13,184.2 million (March 31, 2017: ₹ 7,401.2 million).*

4. *Includes receivable amounting to ₹ 3,988.7 million pertaining to a non-performing loan sold during the year ended March 31, 2018, which was received by the Bank on April 2, 2018.*

5. *Includes goodwill on consolidation amounting to ₹ 1,117.5 million (March 31, 2017: ₹ 1,126.2 million).*

₹ in '000s

	At 31.03.2018	At 31.03.2017
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Group not acknowledged as debts	72,343,905	52,682,642
II. Liability for partly paid investments	12,455	912,455
III. Liability on account of outstanding forward exchange contracts[1]	4,461,284,115	4,410,995,113
IV. Guarantees given on behalf of constituents		
a) In India	746,315,695	723,437,252
b) Outside India	207,158,854	210,871,211
V. Acceptances, endorsements and other obligations	409,964,977	478,522,536
VI. Currency swaps[1]	417,771,418	411,068,964
VII. Interest rate swaps, currency options and interest rate futures[1]	12,456,227,130	6,746,703,570
VIII. Other items for which the Group is contingently liable	139,279,734	43,222,125
TOTAL CONTINGENT LIABILITIES	18,910,358,283	13,078,415,868

1. *Represents notional amount.*

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Profit and Loss Account

₹ in '000s

	Year ended 31.03.2018	Year ended 31.03.2017
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	**432,528,240**	420,803,718
II. Income on investments	**161,256,201**	154,560,724
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**8,104,078**	6,230,029
IV. Others[1,2]	**19,734,986**	27,805,331
TOTAL INTEREST EARNED	**621,623,505**	**609,399,802**

1. Includes interest on income tax refunds amounting to ₹ 2,802.2 million (March 31, 2017: ₹ 4,544.1 million).

2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

₹ in '000s

	Year ended 31.03.2018	Year ended 31.03.2017
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	**112,628,543**	96,343,758
II. Profit/(loss) on sale of investments (net)[1]	**72,499,841**	103,025,387
III. Profit/(loss) on revaluation of investments (net)	**(4,429,497)**	(3,809,897)
IV. Profit/(loss) on sale of land, buildings and other assets (net)[2]	**29,027**	(14,230)
V. Profit/(loss) on exchange/derivative transactions (net)	**15,856,263**	15,150,619
VI. Premium and other operating income from insurance business	**369,369,032**	312,027,717
VII. Miscellaneous income (including lease income)[3]	**2,114,301**	1,853,151
TOTAL OTHER INCOME	**568,067,510**	**524,576,505**

1. For the year ended March 31, 2018, includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, through initial public offers (IPO) (year ended March 31, 2017: gain on sale of a part of equity investment in a subsidiary, ICICI Prudential Life Insurance Company Limited, through IPO). Refer note 18.14 - Sale of equity shareholding in subsidiaries.

2. Includes profit/(loss) on sale of assets given on lease.

3. Includes share of profit/(loss) from associates of ₹ 515.2 million (March 31, 2017: ₹ (41.9) million).

₹ in '000s

	Year ended 31.03.2018	Year ended 31.03.2017
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	**237,396,889**	232,626,495
II. Interest on Reserve Bank of India/inter-bank borrowings	**15,506,754**	15,194,760
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**89,716,825**	100,537,073
TOTAL INTEREST EXPENDED	**342,620,468**	**348,358,328**

SCHEDULES

forming part of the Consolidated Profit and Loss Account *(Contd.)*

₹ in '000s

		Year ended 31.03.2018	Year ended 31.03.2017
SCHEDULE 16 - OPERATING EXPENSES			
I.	Payments to and provisions for employees	83,335,270	78,932,552
II.	Rent, taxes and lighting[1]	13,090,545	14,051,579
III.	Printing and stationery	2,077,493	2,009,142
IV.	Advertisement and publicity	12,479,424	9,109,658
V.	Depreciation on property	9,221,415	9,116,381
VI.	Depreciation (including lease equalisation) on leased assets	12	12
VII.	Directors' fees, allowances and expenses	90,476	95,468
VIII.	Auditors' fees and expenses	258,748	251,492
IX.	Law charges	1,604,643	1,535,687
X.	Postages, courier, telephones, etc.	5,207,606	4,603,585
XI.	Repairs and maintenance	17,203,371	13,404,090
XII.	Insurance	5,031,155	3,901,930
XIII.	Direct marketing agency expenses	17,714,553	13,549,279
XIV.	Claims and benefits paid pertaining to insurance business	65,636,309	57,922,567
XV.	Other expenses pertaining to insurance business[2]	270,737,611	219,059,330
XVI.	Other expenditure	53,867,661	54,156,953
TOTAL OPERATING EXPENSES		557,556,292	481,699,705

1.   *Includes lease expense of ₹ 10,990.8 million (March 31, 2017: ₹ 9,810.1 million).*

2.   *Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).*

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited, together with its subsidiaries, joint ventures and associates (collectively, the Group), is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

ICICI Bank Limited (the Bank), incorporated in Vadodara, India is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21 on 'Consolidated Financial Statements'. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank's share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority of India (IRDAI), National Housing Bank (NHB) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

The preparation of consolidated financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Future results could differ from these estimates.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	79.22%
4.	ICICI Securities Holdings Inc.[1]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[1]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/ venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[2]	India	Subsidiary	Pension fund management	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	54.88%
14.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	55.92%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%
17.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
18.	I-Process Services (India) Private Limited[3]	India	Associate	Services related to back end operations	19.00%
19.	NIIT Institute of Finance Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking, finance and insurance	18.79%
20.	ICICI Merchant Services Private Limited[3]	India	Associate	Merchant acquiring and servicing	19.01%
21.	India Infradebt Limited[3]	India	Associate	Infrastructure finance	38.09%
22.	India Advantage Fund-III[3]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV[3]	India	Associate	Venture capital fund	47.14%

1. ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.

2. ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

3. These entities have been accounted as per the equity method as prescribed by AS 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

Comm Trade Services Limited has not been consolidated under AS 21, since the investment is temporary in nature. Falcon Tyres Limited, in which the Bank holds 26.39% equity shares has not been accounted as per equity method under AS 23, since the investment is temporary in nature.

SIGNIFICANT ACCOUNTING POLICIES

1. Transactions involving foreign exchange

The consolidated financial statements of the Group are reported in Indian rupees (₹), the national currency of India. Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches, offshore banking units, foreign subsidiaries) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/ losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations.

The premium or discount arising on inception of forward exchange contracts in domestic operations that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

2. Revenue recognition

a)   Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines. Further, interest income was recognised upon realisation under the Strategic Debt Restructuring (SDR) or prudential norms on change in ownership of borrowing entities (change in management outside SDR) or scheme for sustainable structuring of stressed assets (S4A) schemes, from the date of invocation till the end of stand-still period/implementation date. With effect from February 12, 2018, RBI has withdrawn these schemes and interest income, for cases where the SDR, change in management outside SDR or S4A schemes were not implemented at that date, has been recognised as per the income recognition and asset classification norms of RBI.

b)   Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period.

c)   Income on discounted instruments is recognised over the tenure of the instrument.

d)   Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

e)   Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

f)   Project appraisal/structuring fee is accounted for on the completion of the agreed service.

g)   Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

h)   Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

i)   Fund management and portfolio management fees are recognised on an accrual basis.

j)   The annual/renewal fee on credit cards and debit cards are amortised on a straight line basis over one year.

k)   All other fees are accounted for as and when they become due.

l)   The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

m)   Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight- line basis over the period of the certificate.

n)   Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

o)   Life insurance premium for non-linked policies is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders' are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

p)   In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of the risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of applicable tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance ceded is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.

q)   In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms of the relevant treaty with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

r)   In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which they are cancelled.

s)   In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a segmental revenue account level. The expected claim cost is calculated and duly certified by the Appointed Actuary.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

3. Stock based compensation

The following entities within the group have granted stock options to their employees:

- ICICI Bank Limited
- ICICI Prudential Life Insurance Company Limited
- ICICI Lombard General Insurance Company Limited

The Employees Stock Option Scheme (the Scheme) of the Bank provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies.

The Group, except the overseas banking subsidiaries, follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the meeting of the Board Governance, Remuneration & Nomination Committee or other relevant committee in which the options are granted, on the stock exchange on which the shares of the Bank, ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model.

4. Income taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon the management's judgement as to whether their realisation is considered as reasonably certain. However, in case of domestic companies, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

Minimum Alternate Tax (MAT) credit is recognised as an asset to the extent there is convincing evidence that the Group will pay normal income tax during specified period, i.e., the period for which MAT credit is allowed to be carried forward as per prevailing provisions of the Income Tax Act 1961. In accordance with the recommendation contained in the guidance note issued by ICAI, MAT credit is to be recognised as an asset in the year in which it becomes eligible for set off against normal income tax. The Group reviews MAT credit entitlements at each balance sheet date and writes down the carrying amount to the extent there is no longer convincing evidence to the effect that the Group will pay normal income tax during the specified period.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

5. Claims and benefits paid

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on management estimates or on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Salvaged stock is recognised at estimated net realisable value based on independent valuer's report. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience/ actuarial valuation. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity.

In the case of life insurance business, benefits paid comprise policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival and maturity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation. Reinsurance claims receivable are accounted for in the period in which the claim is intimated.

6. Liability for life policies in force

In the case of life insurance business, the liabilities for life policies in force are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938 (amended by Insurance Laws (Amendment) Act, 2015) and regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India.

7. Reserve for unexpired risk

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable to, and is to be allocated to succeeding accounting periods. For fire, marine, cargo and miscellaneous business it is calculated on a daily pro-rata basis, except in the case of marine hull business which is computed at 100.00% of net premium written on all unexpired policies at balance sheet date.

8. Actuarial method and valuation

In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, morbidity, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations.

The greater of liability calculated using discounted cash flows and unearned premium reserves is held for the unexpired portion of the risk for the non-unit liabilities of linked business and attached riders.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date.

An unexpired risk reserve and a reserve in respect of claims incurred but not reported are created, for one year renewable group term insurance.

The interest rates used for valuing the liabilities are in the range of 4.66% to 6.13% per annum (previous year – 3.49% to 6.20% per annum).

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Mortality rates used are based on the published "Indian Assured Lives Mortality (2006 – 2008) Ult." mortality table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.38% (previous year – 4.55%).

9. Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

10. Employee benefits

Gratuity

The Group pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Group makes contribution to trusts which administer the funds on their own account or through insurance companies.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Actuarial valuation of the gratuity liability is determined by an actuary appointed by the Group. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation Fund and National Pension Scheme

The Bank contributes 15.0% of the total annual basic salary of certain employees to superannuation funds, a defined contribution plan, managed and administered by insurance companies. Further, the Bank contributes 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The Bank also gives an option to its employees allowing them to receive the amount in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Bank to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account.

ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management Company and ICICI Venture Funds Management Company have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

Pension

The Bank provides for pension, a defined benefit plan covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount for eligible employees. The Group makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner and the balance contributions are transferred to funds administered by trustees. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an actuary appointed by the Group.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

The overseas branches of the Bank and its eligible employees contribute a certain percentage of their salary towards respective government schemes as per local regulatory guidelines. The contribution made by the overseas branches is recognised in profit and loss account at the time of contribution.

Compensated absences

The Group provides for compensated absences based on actuarial valuation conducted by an independent actuary.

11. Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

12. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

13. Investments

i) Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a) All investments are classified into 'Held to Maturity', 'Available for Sale' and 'Held for Trading'. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

b) 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

c) 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as 'Available for Sale', is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The Sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the Sovereign regulator or counterparty quotes.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at ₹ 1, as per RBI guidelines.

Securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of conversion of outstanding loan is fully provided for. Non-performing investments are identified based on the RBI guidelines.

Depreciation on equity shares acquired and held by the Bank under SDR, S4A and change in management outside SDR schemes is provided over a period of four calendar quarters from the date of conversion of debt into equity in accordance with RBI guidelines. With effect from February 12, 2018, the depreciation is provided over a period of four quarters for the schemes which have been implemented prior to that date as per extant RBI guidelines.

d) Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

e) The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund.

f) Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

g) Profit/loss on sale of investments in the 'Held to Maturity' category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in 'Available for Sale' and 'Held for Trading' categories is recognised in the profit and loss account.

h) Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

i) Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.

j) At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided for.

k) The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

l) The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

ii) The Bank's consolidating venture capital fund carries investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors' equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty.

iii) The Bank's primary dealership and securities broking subsidiaries classify the securities held with the intention of holding for short-term and trading as stock-in-trade which are valued at lower of cost or market value. The securities classified by primary dealership subsidiary as held-to-maturity, as permitted by RBI, are carried at amortised cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv) The Bank's housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

v) The Bank's overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in 'Available for Sale' category directly in their reserves. Further unrealised gain/loss on investment in 'Held for Trading' category is accounted directly in the profit and loss account. Investments in 'Held to Maturity' category are carried at amortised cost.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

vi) In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the IRDA (Investment) Regulations, 2016, and various other circulars/notifications issued by the IRDAI in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a. All debt securities and redeemable preference shares are considered as 'held to maturity' and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b. Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE).

c. Mutual fund units are valued based on the previous day's net asset value.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' and 'Liabilities on policies in force' in the balance sheet for Shareholders' fund and Policyholders' fund respectively for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a. All debt securities including government securities and non-convertible preference shares are considered as 'held to maturity' and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount on a constant yield basis over the holding/maturity period.

b. Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the last quoted closing price on the NSE and in case these are not listed on NSE, then based on the last quoted closing price on the BSE.

c. Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

d. Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares, convertible preference shares and mutual fund units are taken to 'Revenue and other reserves' in the balance sheet for general insurance business.

Insurance subsidiaries assess at each balance sheet date whether there is any indication that any investment may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 21.92% of the total investments at March 31, 2018.

14. Provisions/write-offs on loans and other credit facilities

i) Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

a) The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed on the basis of the ageing of the loans in the non-performing category. In respect of non-retail loans reported as fraud to RBI and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period of four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per extant RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with RBI directions, including RBI direction for provision on accounts referred to the National Company Law Tribunal (NCLT) under the Insolvency and Bankruptcy Code, 2016. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

b) Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

In respect of non-performing loans and advances accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is later, falls due, subject to satisfactory performance of the account during the period. Prior to February 12, 2018, standard restructured loans were upgraded to the standard category when satisfactory payment performance was evidenced during the specified period and after the loan reverted to the normal level of standard asset provisions/risk weights. With effect from February 12, 2018, non-performing and restructured loans are upgraded to standard only after satisfaction of certain payment and rating threshold criteria specified under RBI guidelines on Resolution of Stressed Assets – Revised Framework.

c) Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d) The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sector and provision on exposures to step-down subsidiaries of Indian companies. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

e) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

f) The Bank makes floating provision as per the Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

ii) In the case of the Bank's housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

iii) In the case of the Bank's overseas banking subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 9.68% of the total loans at March 31, 2018.

15. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised over the life of the transaction based on the method prescribed in the guidelines.

In accordance with RBI guidelines, in case of non-performing/special mention account-2 loans sold to securitisation company (SC)/reconstruction company (RC), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

The Canadian subsidiary has entered into securitisation arrangements in respect of its originated and purchased mortgages. ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognise the mortgages securitised as "Loans and Advances" and the amounts received through securitisation are recognised as "Other borrowings".

16. Property, Plant and Equipment

Property, Plant and Equipment (PPE), other than premises of the Bank and its housing finance subsidiary are carried at cost less accumulated depreciation and impairment, if any. In case of the Bank and its housing finance subsidiary, premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of PPE on a straight-line basis. The useful life of the groups of PPE for domestic group companies is based on past experience and expectation of usage, which for some categories of PPE, is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.

Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

In case of the Bank, items individually costing up to ₹ 5,000/- are depreciated fully over a period of 12 months from the date of purchase. Further, profit on sale of premises by the Bank is appropriated to capital reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually.

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are carried at lower of net book value and net realisable value. Further, the Bank creates provision on non-banking assets as per specific RBI directions.

17. Accounting for derivative contracts

The Group enters into derivative contracts such as interest rate and currency options, interest rate and currency futures, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. Hedge swaps are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked to market, except in the case of the Bank's overseas banking subsidiaries. In overseas subsidiaries, in case of fair value hedge, the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account and in case of cash flow hedges, changes in the fair value of effective portion of the cash flow hedge are taken to 'Revenue and other reserves' and ineffective portion, if any, are recognised in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

18. Impairment of assets

The immovable fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is treated as impaired when its carrying amount exceeds its recoverable amount. The impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the impaired assets exceeds their recoverable value. The Bank and its housing finance subsidiary follows revaluation model of accounting for its premises and the recoverable amount of the revalued assets is considered to be close to its revalued amount. Accordingly, separate assessment for impairment of premises is not required.

19. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis.

20. Earnings per share

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the group outstanding during the year, except where the results are anti-dilutive.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

SCHEDULE 18

Notes forming part of the accounts

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20-Earnings per share. Basic earnings per equity share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

	₹ in million, except per share data	
	Year ended March 31, 2018	Year ended March 31, 2017
Basic		
Weighted average no. of equity shares outstanding	6,417,180,759	6,401,835,901
Net profit attributable to equity share holders	77,121.8	101,883.8
Basic earnings per share (₹)	12.02	15.91
Diluted		
Weighted average no. of equity shares outstanding	6,482,375,300	6,428,315,579
Net profit attributable to equity share holders	77,098.8	101,837.1
Diluted earnings per share (₹)[2]	11.89	15.84
Nominal value per share (₹)	2.00	2.00

1. *Pursuant to the issue of bonus shares by the Bank during the year ended March 31, 2018, number of shares and per share information has been restated for the year ended March 31, 2017.*

2. *The dilutive impact is due to options granted to employees by the Group.*

2. Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I. *Related parties*

Associates/other related entities

ICICI Merchant Services Private Limited, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited and ICICI Foundation for Inclusive Growth.

Akzo Nobel India Limited and FINO PayTech Limited ceased to be related parties effective from April 30, 2016 and January 5, 2017 respectively.

Key management personnel

Ms. Chanda Kochhar, Mr. N. S. Kannan, Ms. Vishakha Mulye, Mr. Vijay Chandok[1], Mr. Anup Bagchi[2], Mr. K. Ramkumar[3] and Mr. Rajiv Sabharwal[4].

1. *Identified as related party effective from July 28, 2016.*
2. *Identified as related party effective from February 1, 2017.*
3. *Ceased to be related party effective close of business hours on April 30, 2016.*
4. *Ceased to be related party effective close of business hours on January 31, 2017.*

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kaji, Mr. Mahesh Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Ms. Sudha Narayanan, Mr. Raghunathan Narayanan, Mr. Rangarajan Narayanan, Mr. Vivek Mulye, Ms. Vriddhi Mulye, Dr. Gauresh Palekar, Ms. Shalaka Gadekar, Ms. Manisha Palekar, Ms. Poonam Chandok[1], **Ms. Saluni Chandok[1],** Ms. Simran Chandok[1], Mr. C. V. Kumar[1], Ms. Shad Kumar[1], Ms. Sanjana Gulati[1], Ms. Mitul Bagchi[2], Mr. Aditya Bagchi[2], Mr. Shishir Bagchi[2], Mr. Arun Bagchi[2], Mr. K. Jayakumar[3], **Ms.** J. Krishnaswamy[3], **Ms. Sangeeta Sabharwal[4], Mr. Kartik Sabharwal[4],** Mr. Arnav Sabharwal[4] and Dr. Sanjiv Sabharwal[4].

1. *Identified as related party effective from July 28, 2016.*
2. *Identified as related party effective from February 1, 2017.*
3. *Ceased to be related party effective close of business hours on April 30, 2016.*
4. *Ceased to be related party effective close of business hours on January 31, 2017.*

II. *Transactions with related parties*

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Interest income		
Associates/others	212.6	188.8
Key management personnel	9.0	10.7
Relatives of key management personnel	0.1	0.2
Total	**221.7**	199.7
Fee, commission and other income		
Associates/others	25.1	26.0
Key management personnel	0.5	2.4
Relatives of key management personnel	0.0[1]	0.0[1]
Total	25.6	28.4
Commission income on guarantees issued		
Associates/others	0.1	0.0[1]
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	0.1	0.0[1]
Insurance premium received		
Associates/others	34.0	52.8
Key management personnel	2.6	4.0
Relatives of key management personnel	4.6	3.1
Total	41.2	59.9
Income on custodial services		
Associates/others	-	1.1
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	-	1.1
Gain/(loss) on forex and derivative transactions (net)[2]		
Associates/others	(0.0)[1]	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	(0.0)[1]	-
Dividend income		
Associates/others	63.8	-
Total	63.8	-

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Reimbursement of expenses to the Group		
Associates/others	3.3	-
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	3.3	-
Recovery of lease of premises, common corporate and facilities expenses		
Associates/others	69.2	96.5
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	69.2	96.5
Recovery of secondment of employees		
Associates/others	8.7	8.0
Total	8.7	8.0
Interest expense		
Associates/others	5.4	15.6
Key management personnel	10.2	6.7
Relatives of key management personnel	3.1	2.9
Total	18.7	25.2
Remuneration to wholetime directors[3]		
Key management personnel	232.9	223.5
Total	232.9	223.5
Reimbursement of expenses to related parties		
Associates/others	0.1	0.2
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	0.1	0.2
Insurance claims paid		
Associates/others	0.1	5.6
Key management personnel	-	-
Relatives of key management personnel	0.4	-
Total	0.5	5.6
Brokerage, fee and other expenses		
Associates/others	7,030.4	6,248.2
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	7,030.4	6,248.2
Donation given		
Associates/others	1,182.2	975.9
Total	1,182.2	975.9
Dividend paid		
Associates/others	-	-
Key management personnel	8.5	18.1
Relatives of key management personnel	0.0[1]	0.0[1]
Total	8.5	18.1
Investments in the securities issued by related parties		
Associates/others	12,907.0	9,759.5
Total	12,907.0	9,759.5

Consolidated Financial Statements of ICICI Bank Limited
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Redemption/buyback of securities		
Associates/others	647.2	267.7
Total	**647.2**	**267.7**

1. *Insignificant amount.*
2. *The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.*
3. *Excludes the perquisite value on account of employee stock options exercised.*

III. **Material transactions with related parties**

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Interest income		
1. India Infradebt Limited	212.6	153.9
2. ICICI Merchant Services Private Limited	-	34.9
Fee, commission and other income		
1. India Infradebt Limited	23.4	22.2
2. ICICI Merchant Services Private Limited	1.6	3.7
Commission income on guarantees issued		
1. NIIT Institute of Finance Banking and Insurance Training Limited	0.1	0.0[1]
Insurance premium received		
1. ICICI Foundation for Inclusive Growth	30.0	30.2
2. FINO PayTech Limited[2]	N.A.	16.7
Income on custodial services		
1. India Advantage Fund-III	-	0.6
2. India Advantage Fund-IV	-	0.5
Gain/(loss) on forex and derivative transactions (net)[3]		
1. ICICI Merchant Services Private Limited	(0.0)[1]	-
2. India Infradebt Limited	(0.0)[1]	-
Dividend income		
1. India Infradebt Limited	63.8	-
Reimbursement of expenses to the Group		
1. India Infradebt Limited	3.3	-
Recovery of lease of premises, common corporate and facilities expenses		
1. ICICI Foundation for Inclusive Growth	63.6	58.3
2. FINO PayTech Limited[2]	N.A.	31.9
Recovery of secondment of employees		
1. I-Process Services (India) Private Limited	8.7	8.0
Interest expense		
1. ICICI Foundation for Inclusive Growth	2.4	2.5
2. India Infradebt Limited	1.7	11.1

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
3.　Ms. Chanda Kochhar	9.5	5.3
Remuneration to wholetime directors[4]		
1.　**Ms.** Chanda Kochhar	**63.3**	58.7
2.　Mr. N. S. Kannan	**45.1**	40.7
3.　Ms. Vishakha Mulye	**43.1**	36.7
4.　Mr. Vijay Chandok[5]	**44.1**	26.1
5.　Mr. Anup Bagchi[6]	**37.3**	8.5
6.　Mr. K. Ramkumar[7]	**N.A.**	11.1
7.　Mr. Rajiv Sabharwal[8]	**N.A.**	41.7
Reimbursement of expenses to related parties		
1.　NIIT Institute of Finance Banking and Insurance Training Limited	**0.1**	0.2
Insurance claims paid		
1.　I-Process Services (India) Private Limited	**0.1**	0.1
2.　FINO PayTech Limited[2]	**N.A.**	4.3
3.　Akzo Nobel India Limited[7]	**N.A.**	1.2
4.　Mr. Deepak Kochhar	**0.4**	-
Brokerage, fee and other expenses		
1.　I-Process Services (India) Private Limited	**4,600.8**	3,646.6
2.　ICICI Merchant Services Private Limited	**2,415.9**	2,432.1
Donation g iven		
1.　**ICICI Foundation for Inclusive Growth**	**1,182.2**	975.9
Dividend paid		
1.　Ms. Chanda Kochhar	**5.7**	11.7
2.　Mr. N. S. Kannan	**1.1**	2.4
3.　Ms. Vishakha Mulye	**1.7**	2.6
4.　Mr. Vijay Chandok[5]	**0.0[1]**	-
5.　Mr. Anup Bagchi[6]	**0.0[1]**	-
6.　Mr. Rajiv Sabharwal[8]	**N.A.**	1.4
Investments in the securities issued by related parties		
1.　India Infradebt Limited	**12,907.0**	9,759.5
Redemption/buyback of securities		
1.　India Advantage Fund-IV	**386.4**	168.1
2.　India Advantage Fund-III	**260.8**	99.6

1. *Insignificant amount.*

2. *Ceased to be related party effective from January 5, 2017.*

3. *The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.*

4. *Excludes the perquisite value on account of employee stock options exercised.*

5. *Identified as related party effective from July 28, 2016.*

6. *Identified as related party effective from February 1, 2017.*

7. *Ceased to be related party effective close of business hours on April 30, 2016.*

8. *Ceased to be related party effective close of business hours on January 31, 2017.*

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

IV. *Related party outstanding balances*

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

₹ in million

Items	At March 31, 2018	At March 31, 2017
Deposits with the Group		
Associates/others	1,069.6	3,749.2
Key management personnel	146.1	145.2
Relatives of key management personnel	120.8	56.2
Total	1,336.5	3,950.6
Payables		
Associates/others	761.0	731.4
Key management personnel	0.0[1]	0.0[1]
Relatives of key management personnel	0.0[1]	0.0[1]
Total	761.0	731.4
Investments by the Group		
Associates/others	6,939.3	7,112.8
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	6,939.3	7,112.8
Investments of related parties in the Group		
Associates/others	-	-
Key management personnel	10.7	8.7
Relatives of key management personnel	0.0[1]	0.0[1]
Total	10.7	8.7
Advances		
Associates/others	-	-
Key management personnel	161.1	204.0
Relatives of key management personnel	0.7	0.9
Total	161.8	204.9
Receivables		
Associates/others	85.7	61.0
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	85.7	61.0
Guarantees issued by the Group		
Associates/others	1.1	7.7
Key management personnel	-	-
Relatives of key management personnel	-	-
Total	1.1	7.7

1. *Insignificant amount.*
2. *At March 31, 2018, 38,444,750 (March 31, 2017: 34,321,540, after adjusting for bonus shares issued by the Bank during the year ended March 31, 2018) employee stock options for key management personnel were outstanding.*
3. *During the year ended March 31, 2018, 408,119 (March 31, 2017: 1,115,730), after adjusting for bonus shares issued by the Bank during the year ended March 31, 2018, employee stock options with total exercise price of ₹ 60.0 million (March 31, 2017: ₹ 170.9 million) were exercised by the key management personnel.*

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

V. *Related party maximum balances*

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from related parties.

₹ in million

Items	Year ended March 31, 2018	Year ended March 31, 2017
Deposits with the Group		
Key management personnel	198.2	293.7
Relatives of key management personnel	550.5	62.3
Payables[1]		
Key management personnel	0.1	0.1
Relatives of key management personnel	0.1	0.0[2]
Investments of related parties in the Group		
Key management personnel	10.7	9.1
Relatives of key management personnel	0.0[2]	0.0[2]
Advances		
Key management personnel	203.6	206.7
Relatives of key management personnel	3.1	8.6

1. *Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.*

2. *Insignificant amount.*

3. Employee Stock Option Scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting of options. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance vested on April 30, 2018 and option granted in September 2015 which would vest to the extent of 50% on April 30, 2018 and balance 50% would vest on April 30, 2019. However, for the options granted in September 2015, if the participant's employment terminates due to retirement (including pursuant to any early/voluntary retirement scheme), all the unvested options would lapse. Options granted in January 2018 would vest at the end of four years from the date of grant.

Options granted prior to March 2014 vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September 2011 vested in a graded manner over a five-years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant.

Pursuant to the issuance of bonus shares approved by the shareholders on June 12, 2017, stock options were also adjusted with increase of one option for every 10 outstanding options and the exercise prices of options were proportionately adjusted. Accordingly the option and exercise price numbers are re-stated.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

The exercise price of the Bank's options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of ₹ 175.82. This exercise price was average closing price on stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

Based on intrinsic value of options, no compensation cost was recognised during the year ended March 31, 2018 (year ended March 31, 2017: Nil). If the Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2018 would have been higher by ₹ 3,526.6 million (year ended March 31, 2017: ₹ 5,107.5 million) including additional cost of ₹ 74.3 million (March 31, 2017: ₹ 1,393.1 million) due to change in exercise period and proforma profit after tax would have been ₹ 64,247.6 million (year ended March 31, 2017: ₹ 92,903.4 million). On a proforma basis, the Bank's basic and diluted earnings per share would have been ₹ 10.01 (year ended March 31, 2017: ₹ 14.51) and ₹ 9.91 (March 31, 2017: ₹ 14.45) respectively for the year ended March 31, 2018. The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Risk-free interest rate	7.06% to 7.59%	7.43% to 7.77%
Expected life	3.90 to 6.90 years	3.89 to 5.89 years
Expected volatility	31.71% to 32.92%	32.03% to 33.31%
Expected dividend yield	0.73% to 1.81%	2.04% to 2.15%

The weighted average fair value of options granted during the year ended March 31, 2018 was ₹ 86.43 (year ended March 31, 2017: ₹ 76.72).

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant. The expected term of an option is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option. Expected term of option is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option are based on recent dividend activity.

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2018		Year ended March 31, 2017	
	Number of options[1]	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	226,715,682	217.12	210,787,022	214.87
Add: Granted during the year	35,137,770	251.05	36,716,130	222.09
Less: Lapsed during the year, net of re-issuance	5,114,174[2]	248.30	10,108,994	242.30
Less: Exercised during the year	21,067,028	187.00	10,678,476	166.00
Outstanding at the end of the year	235,672,250	224.19	226,715,682	217.12
Options exercisable	136,428,736	208.44	120,512,112	195.06

1. *Adjusted for bonus issuance.*

2. *Adjusted on account of fractional entitlement payout due to issuance of bonus shares.*

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the summary of stock options outstanding at March 31, 2018.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-99	1,849,150	79.12	4.91
100-199	47,665,539	165.43	4.85
200-299	185,857,561	240.57	9.43
300-399	300,000	309.50	13.79

The following table sets forth, the summary of stock options outstanding at March 31, 2017.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-99	2,355,045	79.08	5.93
100-199	59,262,913	164.74	5.65
200-299	165,097,724	237.89	9.98
300-399	-	-	-

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2018 was ₹ 296.94 (year ended March 31, 2017: ₹ 234.38)

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2018 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would have been any incremental compensation cost of ₹ 39.7 million for the year ended March 31, 2018 (for the year ended March 31, 2017: Nil).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

				₹ except number of options
	Stock options outstanding			
	Year ended March 31, 2018		Year ended March 31, 2017	
Particulars	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	2,398,838	352.49	5,999,175	233.72
Add: Granted during the year	656,300	468.60	-	-
Less: Forfeited/lapsed during the year	82,650	410.92	578,575	396.80
Less : Exercised during the year	151,600	261.08	3,021,762	108.33
Outstanding at the end of the year	2,820,888	382.70	2,398,838	352.49
Options exercisable	2,193,488	358.13	2,398,838	352.49

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2018.

Range of exercise price (₹ per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
100-299	340,113	130.00	2.1
300-400	1,853,375	400.00	0.1
400-500	627,400	468.60	11.4

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2017.

Range of exercise price (₹ per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
100-299	422,113	130.00	3.1
300-400	1,976,725	400.00	1.1

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2018 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would not have been any incremental compensation cost for the year ended March 31, 2018 (for the year ended March 31, 2017: Nil).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2018		Year ended March 31, 2017	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	3,180,324	125.83	7,004,248	113.71
Add: Granted during the year	-	-	-	-
Less: Forfeited/ lapsed during the year	21,250	113.06	78,000	193.85
Less : Exercised during the year	2,663,934	130.13	3,745,924	101.75
Outstanding at the end of the year	495,140	103.28	3,180,324	125.83
Options exercisable	495,140	103.28	3,180,324	125.83

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2018.

Range of exercise price (₹ per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (number of years)
35-99	147,140	80.89	1.34
100-200	348,000	112.74	2.31

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2017.

Range of exercise price (₹ per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (number of years)
35-99	1,034,824	60.42	2.78
100-200	2,145,500	157.38	2.41

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2018 would have been higher by ₹ 3,417.2 million (March 31, 2017: ₹ 4,926.5 million) including additional cost of ₹ 74.3 million (March 31, 2017: ₹ 1,369.2 million) due to change in exercise period and the proforma consolidated profit after tax would have been ₹ 73,704.6 million (March 31, 2017: ₹ 96,957.3 million). On a proforma basis, the Group's basic earnings per share would have been ₹ 11.49 (March 31, 2017: ₹ 15.15) and diluted earnings per share would have been ₹ 11.37 (March 31, 2017: ₹ 15.08).

4. **Fixed assets**

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

₹ in million

Particulars	At March 31, 2018	At March 31, 2017
At cost at March 31 of preceding year	20,348.6	17,803.2
Additions during the year	4,062.4	2,628.2
Deductions during the year	(104.8)	(82.8)
Depreciation to date	(18,678.7)	(15,941.1)
Net block	**5,627.5**	**4,407.5**

5. **Assets on lease**

5.1 *Assets taken under operating lease*

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

₹ in million

Particulars	At March 31, 2018	At March 31, 2017
Not later than one year	510.1	455.2
Later than one year and not later than five years	1,628.9	1,385.9
Later than five years	664.1	353.7
Total	**2,803.1**	**2,194.8**

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

5.2 *Assets under finance lease*

The following table sets forth, for the periods indicated, the details of finance leases.

₹ in million

Particulars	At March 31, 2018	At March 31, 2017
Future minimum lease receipts		
Present value of lease receipts	1,136.8	-
Unmatured finance charges	77.5	-
Sub total	**1,214.3**	-
Less: collective provision	(3.0)	-
Total	**1,211.3**	-

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	At March 31, 2018	At March 31, 2017
Maturity profile of future minimum lease receipts		
- Not later than one year	281.8	-
- Later than one year and not later than five years	788.7	-
- Later than five years	143.8	-
Total	1,214.3	-
Less: collective provision	(3.0)	-
Total	1,211.3	-

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

₹ in million

Particulars	At March 31, 2018	At March 31, 2017
Maturity profile of future present value of finance lease receipts		
- Not later than one year	256.4	-
- Later than one year and not later than five years	740.2	-
-Later than five years	140.2	-
Total	1,136.8	-
Less: collective provision	(3.0)	-
Total	1,133.8	-

6. Preference shares

At March 31, 2018, certain government securities amounting to ₹ 3,338.9 million (March 31, 2017: ₹ 3,219.7 million) were earmarked against redemption of preference shares issued by the Bank. The preference shares have been subsequently redeemed after approval from RBI on April 20, 2018, as per the original terms of the issue.

7. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Provision for depreciation of investments	19,489.3	9,364.2
Provision towards non-performing and other assets[1]	147,516.1	157,453.2
Provision towards income tax		
- Current[2]	40,782.1	31,375.6
- Deferred	(21,992.9)	(6,685.4)
Other provisions and contingencies[3]	12,724.2	(992.6)
Total provisions and contingencies	198,518.8	190,515.0

1. *During the year ended March 31, 2017, the Bank has fully utilised an amount of ₹ 36,000.0 million from collective contingency and related reserve.*

2. *During the year ended March 31, 2018, the Bank has recognised Minimum Alternate Tax (MAT) credit as an asset amounting to ₹ 2,178.0 million, as the normal income tax liability related to the year ended March 31, 2017 was less than the MAT computed as per section 115JB of the Income tax Act, 1961. The MAT asset has been fully utilised against the normal income tax liability for the year ended March 31, 2018.*

3. *Includes general provision towards standard assets made amounting to ₹ 2,960.4 million (March 31, 2017: reversal of provision by ₹ 3,733.8 million).*

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The Group has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of Accounting Standard - 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Group recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Group does not expect the outcome of these proceedings to have a materially adverse effect on its financial results. For insurance contracts booked in its life insurance subsidiary, reliance has been placed on the Appointed Actuary for actuarial valuation of "liabilities for policies in force". The Appointed Actuary has confirmed that the assumptions used in valuation of liabilities for policies in force are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI.

8. **Staff retirement benefits**

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening obligations	16,686.9	14,191.6
Service cost	275.0	253.7
Interest cost	1,113.1	1,116.5
Actuarial (gain)/loss	(1,162.8)	2,436.0
Liabilities extinguished on settlement	(1,399.0)	(1,182.5)
Benefits paid	(122.1)	(128.4)
Obligations at the end of year	15,391.1	16,686.9
Opening plan assets, at fair value	16,888.1	13,191.6
Expected return on plan assets	1,433.4	1,143.2
Actuarial gain/(loss)	(449.6)	589.5
Assets distributed on settlement	(1,554.5)	(1,313.9)
Contributions	108.4	3,406.1
Benefits paid	(122.1)	(128.4)
Closing plan assets, at fair value	16,303.7	16,888.1
Fair value of plan assets at the end of the year	16,303.7	16,888.1
Present value of defined benefit obligations at the end of the year	(15,391.1)	(16,686.9)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	(310.1)	(68.4)
Asset/(liability)	602.5	132.8
Cost[1]		
Service cost	275.0	253.7
Interest cost	1,113.1	1,116.5
Expected return on plan assets	(1,433.4)	(1,143.2)
Actuarial (gain)/loss	(713.2)	1,846.5
Curtailments & settlements (gain)/loss	155.5	131.4
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	241.8	68.4
Net cost	(361.2)	2,273.3
Actual return on plan assets	983.8	1,732.7
Expected employer's contribution next year	3,000.0	3,000.0

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Investment details of plan assets		
Insurer Managed Funds	0.88%	0.80%
Government of India securities	48.98%	47.80%
Corporate Bonds	43.48%	39.38%
Equity securities in listed companies	6.00%	6.02%
Others	0.66%	6.00%
Assumptions		
Discount rate	7.45%	6.75%
Salary escalation rate:		
On Basic Pay	1.50%	1.50%
On Dearness Relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%

1.   *Included in line item 'Payments to and provision for employees' of Schedule 16- Operating expenses.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
Plan assets	16,303.7	16,888.1	13,191.6	10,103.4	9,018.8
Defined benefit obligations	(15,391.1)	(16,686.9)	(14,191.6)	(12,999.9)	(10,209.9)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	(310.1)	(68.4)	-	-	-
Surplus/(deficit)	602.5	132.8	(1,000.0)	(2,896.5)	(1,191.1)
Experience adjustment on plan assets	(449.6)	589.5	(4.1)	104.7	(29.1)
Experience adjustment on plan liabilities	290.1	(80.0)	1,503.4	1,271.2	2,549.6

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening obligations	11,172.6	9,389.8
Add: Adjustment for exchange fluctuation on opening obligation	0.4	(2.7)
Adjusted opening obligations	11,173.0	9,387.1
Service cost	1,178.2	954.6
Interest cost	775.8	745.5
Actuarial (gain)/loss	(316.3)	1,016.1
Past service cost	16.1	-
Obligations transferred from/to other companies	33.4	17.4
Benefits paid	(1,013.6)	(948.1)
Obligations at the end of the year	11,846.6	11,172.6

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening plan assets, at fair value	10,443.4	8,361.6
Expected return on plan assets	830.2	632.3
Actuarial gain/(loss)	(124.7)	542.2
Contributions	803.4	1,838.0
Assets transferred from/to other companies	33.4	17.4
Benefits paid	(1,013.6)	(948.1)
Closing plan assets, at fair value	10,972.1	10,443.4
Fair value of plan assets at the end of the year	10,972.1	10,443.4
Present value of the defined benefit obligations at the end of the year	(11,846.6)	(11,172.6)
Unrecognised past service cost	-	-
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	-	-
Asset/(liability)	(874.5)	(729.2)
Cost for the year[1]		
Service cost	1,178.2	954.6
Interest cost	775.8	745.5
Expected return on plan assets	(830.2)	(632.3)
Actuarial (gain)/loss	(191.6)	473.9
Past service cost	16.1	-
Losses/(gains) on "Acquisition/Divestiture"	-	-
Exchange fluctuation loss/(gain)	0.4	(2.7)
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	-	-
Net cost	948.7	1,539.0
Actual return on plan assets	705.5	1,174.2
Expected employer's contribution next year	1,838.0	1,838.0
Investment details of plan assets		
Insurer managed funds	18.15%	18.03%
Government of India securities	22.50%	16.15%
Corporate bonds	39.86%	42.56%
Special Deposit schemes	2.66%	2.79%
Equity	12.85%	12.23%
Others	3.98%	8.24%
Assumptions		
Discount rate	7.30%-7.85%	6.75%-7.55%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%
Estimated rate of return on plan assets	7.50%-8.00%	7.50%-8.00%

1. *Included in line item 'Payments to and provision for employees' of Schedule 16- Operating expenses.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
Plan assets	10,972.1	10,443.4	8,361.6	7,862.7	6,744.3
Defined benefit obligations	(11,846.6)	(11,172.6)	(9,389.8)	(8,470.2)	(7,252.6)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	-	-	-	-	(0.1)
Surplus/(deficit)	(874.5)	(729.2)	(1,028.2)	(607.5)	(508.4)
Experience adjustment on plan assets	(124.7)	542.2	(398.1)	699.4	(8.4)
Experience adjustment on plan liabilities	261.8	269.8	171.4	70.6	308.7

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Group has not made any provision for the year ended March 31, 2018 (year ended March 31, 2017: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening obligations	26,198.8	23,209.5
Service cost	1,380.7	1,225.8
Interest cost	1,757.2	1,800.7
Actuarial (gain)/loss	501.7	310.6
Employees contribution	2,619.1	2,379.6
Obligations transferred from/to other companies	354.5	141.0
Benefits paid	(3,224.1)	(2,868.4)
Obligations at end of the year	29,587.9	26,198.8
Opening plan assets	26,198.8	23,209.5
Expected return on plan assets	2,274.0	2,119.6
Actuarial gain / (loss)	(15.1)	(8.3)
Employer contributions	1,380.7	1,225.8
Employees contributions	2,619.1	2,379.6
Assetstransfer from/to other companies	354.5	141.0
Benefits paid	(3,224.1)	(2,868.4)
Closing plan assets	29,587.9	26,198.8
Plan assets at the end of the year	29,587.9	26,198.8
Present value of the defined benefit obligations at the end of the year	(29,587.9)	(26,198.8)
Asset/(liability)	-	-
Cost for the year[1]		

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Service cost	1,380.7	1,225.8
Interest cost	1,757.2	1,800.7
Expected return on plan assets	(2,274.0)	(2,119.6)
Actuarial (gain)/loss	516.8	318.9
Net cost	1,380.7	1,225.8
Actual return on plan assets	2,258.8	2,111.3
Expected employer's contribution next year	1,479.1	1,313.0
Investment details of plan assets		
Government of India securities	47.65%	43.93%
Corporate Bonds	45.17%	49.50%
Special deposit scheme	1.84%	2.08%
Others	5.34%	4.49%
Assumptions		
Discount rate	7.35%-7.60%	6.75%-7.45%
Expected rate of return on assets	8.18%-8.95%	7.90%-9.09%
Discount rate for the remaining term to maturity of investments	7.55%-8.05%	7.00%-7.20%
Average historic yield on the investment	8.28%-8.95%	8.20%-8.99%
Guaranteed rate of return	8.55%-8.65%	8.65%

1.   *Included in line item 'Payments to and provision for employees' of Schedule 16- Operating expenses.*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Plan assets	29,587.9	26,198.8	23,209.5	20,683.7
Defined benefit obligations	(29,587.9)	(26,198.8)	(23,209.5)	(20,683.7)
Amount not recognised as an asset (limit in para 59(b) AS 15 on 'employee benefits')	-	-	-	-
Surplus/(deficit)	-	-	-	-
Experience adjustment on plan assets	(15.1)	(8.3)	27.1	347.0
Experience adjustment on plan liabilities	501.6	310.5	252.5	325.7

The Group has contributed ₹ 2,663.0 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 2,432.9 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed ₹ 219.8 million for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 209.7 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed ₹ 114.0 million for the year ended March 31, 2018 (March 31, 2017: ₹ 95.8 million) to NPS for employees who had opted for the scheme.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Compensated absence

The following table sets forth, for the periods indicated, cost for compensated absence.

₹ in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Cost[1]	799.9	864.9
Assumptions		
Discount rate	7.30%-7.85%	6.75%-7.55%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%

1.   Included in line item 'Payments to and provision for employees' of schedule- 16 Operating expenses.

9. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2018 amounted to ₹ 18,789.2 million (March 31, 2017: ₹ 24,690.2 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

10. Deferred tax

At March 31, 2018, the Group has recorded net deferred tax asset of ₹ 78,183.0 million (March 31, 2017: ₹ 56,128.0 million), which have been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2018	At March 31, 2017
Deferred tax assets		
Provision for bad and doubtful debts	103,939.1	79,581.1
Foreign currency translation reserve[1]	861.2	5,721.3
Others	9,863.4	6,231.6
Total deferred tax assets	114,663.7	91,534.0
Deferred tax liabilities		
Special reserve deduction	29,671.7	27,811.3
Mark-to-market gains[1]	346.5	354.0
Depreciation on fixed assets	5,084.3	5,354.0
Interest on refund of taxes[1]	1,077.1	1,559.6
Others	301.1	327.1
Total deferred tax liabilities	36,480.7	35,406.0
Total net deferred tax assets/(liabilities)	78,183.0	56,128.0

1.   These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

As per ICDS and subsequent circular issued by Central Board of Direct Taxes, during the year ended March 31, 2017, the Bank had recognised tax expense and deferred tax asset on closing balance of Foreign Currency Translation Reserve (FCTR) at March 31, 2017. Delhi High Court struck down certain part of ICDS in November 2017. Further, pursuant to amendments in Income Tax Act, 1961 through Finance Act, 2018, the movement during the year in FCTR has become taxable effective from April 1, 2016. Accordingly, tax expense of ₹ 4,159.0 million and equal amount of deferred tax asset on the opening balance of FCTR at April 1, 2016 recognised earlier under ICDS has been reversed.

11. Information about business and geographical segments

A. Business Segments

The business segments of the Group have been presented as follows:

i. **Retail banking** includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework". This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii. **Wholesale banking** includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii. **Treasury** includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

iv. **Other banking** includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v. **Life insurance** represents results of ICICI Prudential Life Insurance Company Limited.

vi. **General insurance** represents results of ICICI Lombard General Insurance Company Limited.

vii. **Others** includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities of the Bank are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The results of reported segments for the year ended March 31, 2018 are not comparable with that of reported segments for the year ended March 31, 2017 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the business segment results for the year ended March 31, 2018.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	502,625.4	300,940.3	515,895.5	31,134.7	325,235.3	95,244.7	59,249.7	(640,634.6)	1,189,691.0
2	Segment results	71,414.2	(82,813.0)	77,451.4	5,705.4	17,191.3	11,962.3	21,040.8	(12,167.8)	109,784.6
3	Unallocated expenses									-
4	Operating profit (2) – (3)									109,784.6
5	Income tax expenses (net)/(net deferred tax credit)									18,789.2
6	Net profit[1] (4) – (5)									90,995.4
	Other information									
7	Segment assets	2,586,385.4	2,657,712.2	3,304,242.1	680,805.1	1,415,129.1	294,632.6	313,824.1	(154,758.3)	11,097,972.3
8	Unallocated assets[2]									144,838.1
9	Total assets (7) + (8)									11,242,810.4
10	Segment liabilities	4,135,023.7	1,672,682.4	2,947,045.6[3]	611,878.3[3]	1,417,238.7[3]	297,406.3[3]	316,293.7[3]	(154,758.3)[3]	11,242,810.4
11	Unallocated liabilities									-
12	Total liabilities (10) + (11)									11,242,810.4
13	Capital expenditure	7,393.7	1,302.8	24.3	89.6	2,430.6	478.1	461.3	-	12,180.4
14	Depreciation	6,665.6	1,081.8	17.7	123.5	436.8	546.5	366.0	(16.5)	9,221.4

1. *Includes share of net profit of minority shareholders.*
2. *Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).*
3. *Includes share capital and reserves and surplus.*

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the **business segment results for the year ended March 31, 2017.**

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	453,911.8	306,405.7	542,908.7	38,400.8	270,526.5	84,339.3	55,312.1	(617,828.6)	**1,133,976.3**
2	**Segment results**	**53,853.0**	(74,341.1)	**120,814.5**	3,021.7	17,848.6	9,101.0	21,764.3	(13,968.5)	**138,093.5**
3	Unallocated expenses									-
4	Operating profit (2) – (3)									138,093.5
5	Income tax expenses (net)/(net deferred tax credit)									24,690.2
6	Net profit[1] (4) – (5)									113,403.3
	Other information									
7	Segment assets	2,136,950.4	2,612,652.8	2,748,508.8	643,246.1	1,244,377.1	230,609.9	254,195.7	(132,377.1)	9,738,163.7
8	Unallocated assets[2]									119,082.8
9	Total assets (7) + (8)									9,857,246.5
10	Segment liabilities	3,678,085.9	1,495,191.4	2,511,263.2[3]	568,308.2[3]	1,247,425.2[3]	233,508.8[3]	255,840.9[3]	(132,377.1)[3]	9,857,246.5
11	Unallocated liabilities									-
12	**Total liabilities (10) + (11)**									**9,857,246.5**
13	Capital expenditure	6,547.3	616.2	19.4	77.5	4,324.1	629.5	333.3	-	12,547.3
14	Depreciation	6,396.2	1,108.6	15.6	145.0	578.3	547.6	341.5	(16.4)	9,116.4

1. *Includes share of net profit of minority shareholders.*
2. *Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).*
3. *Includes share capital and reserves and surplus.*

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

B. *Geographical segments*

The Group has reported its operations under the following geographical segments.

- **Domestic operations** comprise branches and subsidiaries/joint ventures in India.

- **Foreign operations** comprise branches and subsidiaries/joint ventures outside India and offshore banking units in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

₹ in million

Revenue	Year ended March 31, 2018	Year ended March 31, 2017
Domestic operations	1,133,473.4	1,059,385.7
Foreign operations	56,217.6	74,590.6
Total	**1,189,691.0**	**1,133,976.3**

₹ in million

Assets	At March 31, 2018	At March 31, 2017
Domestic operations	9,632,242.3	8,299,937.4
Foreign operations	1,465,730.0	1,438,226.3
Total	**11,097,972.3**	**9,738,163.7**

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

	Capital expenditure incurred during the		Depreciation provided during the	
	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2018	Year ended March 31, 2017
Domestic operations	11,954.1	12,437.2	9,072.2	8,958.2
Foreign operations	226.3	110.1	149.2	158.2
Total	**12,180.4**	**12,547.3**	**9,221.4**	**9,116.4**

12. Penalties/fines imposed by banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2018 was ₹ 627.2 million (year ended March 31, 2017: Nil).

As mentioned by RBI in its press release dated March 29, 2018, RBI has through an order dated March 26, 2018, imposed a monetary penalty of ₹ 589.0 million on the Bank for non-compliance with directions/guidelines issued by RBI. This penalty has been imposed in exercise of powers vested in RBI under the provisions of Section 47A(1) (c) read with Section 46(4)(i) of the Banking Regulation Act, 1949. During the year ended March 31, 2018, an overseas regulator imposed a composition sum of ₹ 38.2 million for non-adherence of rules under AML regulations at one of the Bank's overseas branches, resulting from regulatory inspection conducted in 2013 and subsequently, pursuant to consultant's review of records, relating to the period of May 2012 to April 2014.

Consolidated Financial Statements of ICICI Bank Limited
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

In February 2015, penalty was imposed on several banks, including the Bank, by the Financial Intelligence Unit - India for failure in reporting of attempted suspicious transactions, with respect to the incidents concerning the media sting operation in September 2013. A penalty of ₹ 1.4 million was levied on the Bank, which the Bank had paid and filed an appeal against the penalty with the Appellate Tribunal. In June 2017, the Appellate Tribunal ruled that the penalty was not sustainable and asked the appellant banks to be careful and report such matters in future.

13. **Additional information to consolidated accounts**

Additional information to consolidated accounts at March 31, 2018 (Pursuant to Schedule III of the Companies Act, 2013)

₹ in million

Name of the entity	Net assets[1]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	95.1%	1,051,589.4	87.9%	67,774.2
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	0.9%	9,742.6	1.4%	1,116.3
ICICI Securities Limited	0.7%	8,250.9	7.2%	5,533.6
ICICI Home Finance Company Limited	1.5%	16,133.2	0.8%	642.5
ICICI Trusteeship Services Limited	0.0%[2]	6.5	0.0%[2]	0.6
ICICI Investment Management Company Limited	0.0%[2]	109.6	0.0%[2]	0.7
ICICI Venture Funds Management Company Limited	0.2%	2,179.8	0.1%	111.8
ICICI Prudential Life Insurance Company Limited	6.2%	68,852.6	21.0%	16,198.3
ICICI Lombard General Insurance Company Limited	4.8%	52,750.4	11.2%	8,617.8
ICICI Prudential Trust Limited	0.0%[2]	14.6	0.0%[2]	1.9
ICICI Prudential Asset Management Company Limited	0.7%	8,233.3	8.1%	6,255.5
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	263.3	(0.0%)[2]	(6.6)
Foreign				
ICICI Bank UK PLC	3.0%	33,027.6	(2.1%)	(1,646.7)
ICICI Bank Canada	2.5%	27,670.1	2.9%	2,222.6
ICICI International Limited	0.0%[2]	92.8	0.0%[2]	4.6
ICICI Securities Holdings Inc.	0.0%[2]	127.2	0.0%[2]	0.1
ICICI Securities Inc.	0.0%[2]	181.2	0.1%	43.6
Other consolidated entities				
Indian				
ICICI Strategic Investments Fund	0.0%[2]	231.3	0.0%[2]	13.3
Foreign				
NIL	-	-	-	-
Minority interests	(5.4%)	(60,081.9)	(18.0%)	(13,873.6)
Associates				
Indian				
I-Process Services (India) Private Limited	-	-	-	-
NIIT Institute of Finance Banking and Insurance Training Limited	-	-	0.0%[2]	2.9
ICICI Merchant Services Private Limited	-	-	-	-

₹ in million

Name of the entity	Net assets[1]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
India Infradebt Limited	-	-	0.6%	432.5
India Advantage Fund III	-	-	0.0%[2]	10.9
India Advantage Fund IV	-	-	(0.0%)[2]	(7.9)
Foreign				
NIL	-	-	-	-
Joint Ventures				
NIL	-	-	-	-
Inter-company adjustments	(10.2%)	(113,077.5)	(21.2%)	(16,327.0)
Total net assets/net profit	100.0%	1,106,297.0	100.0%	77,121.9

1. *Total assets minus total liabilities.*

2. *Insignificant.*

Additional information to consolidated accounts at March 31, 2017 (Pursuant to Schedule III of the Companies Act, 2013)

₹ in million

Name of the entity	Net assets[1]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	95.5%	999,510.7	96.2%	98,010.9
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	0.9%	9,435.2	4.0%	4,116.0
ICICI Securities Limited	0.5%	4,850.5	3.3%	3,376.1
ICICI Home Finance Company Limited	1.5%	16,071.7	1.8%	1,832.6
ICICI Trusteeship Services Limited	0.0%[2]	5.9	0.0%[2]	0.6
ICICI Investment Management Company Limite d	0.0%[2]	108.9	(0.0%)[2]	(6.6)
ICICI Venture Funds Management Company Limited	0.2%	2,068.3	0.1%	92.7
ICICI Prudential Life Insurance Company Limited	6.1%	64,080.4	16.5%	16,822.3
ICICI Lombard General Insurance Company Limited	4.2%	44,025.4	6.9%	7,018.8
ICICI Prudential Trust Limited	0.0%[2]	13.0	0.0%[2]	0.5
ICICI Prudential Asset Management Company Limited	0.7%	7,331.7	4.7%	4,804.7
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	269.9	(0.0%)[2]	(5.7)
Foreign				
ICICI Bank UK PLC	3.3%	34,580.0	(1.1%)	(1,078.8)
ICICI Bank Canada	2.9%	30,459.7	(1.7%)	(1,686.4)
ICICI International Limited	0.0%[2]	87.7	(0.0%)[2]	(4.2)
ICICI Securities Holdings Inc.	0.0%[2]	127.0	(0.0%)[2]	(0.0)
ICICI Securities Inc.	0.0%[2]	135.9	0.0%[2]	10.2
Other consolidated entities				
Indian				
ICICI Strategic Investments Fund	0.0%[2]	227.2	0.1%	95.5
Foreign				
NIL	-	-	-	-
Minority interests	(4.6%)	(48,653.1)	(11.3%)	(11,519.4)

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Name of the entity	Net assets[1]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Associates				
Indian				
Fino Pay Tech Limited	-	-	(0.0%)[2]	(14.9)
I-Process Services (India) Private Limited	-	-	(0.0%)[2]	(5.0)
NIIT Institute of Finance Banking and Insurance Training Limited	-	-	(0.0%)[2]	(4.2)
ICICI Merchant Services Private Limited	-	-	-	-
India Infradebt Limited	-	-	0.1%	149.1
India Advantage Fund III	-	-	(0.1%)	(91.0)
India Advantage Fund IV	-	-	(0.1%)	(75.8)
Foreign				
NIL	-	-	-	-
Joint Ventures				
NIL	-	-	-	-
Inter-company adjustments	(11.2%)	(118,416.0)	(19.4%)	(19,954.2)
Total net assets/net profit	**100.0%**	**1,046,320.0**	**100.0%**	**101,883.8**

1.   Total assets minus total liabilities.
2.   Insignificant

14. Sale of equity shareholding in subsidiaries

During the year ended March 31, 2018, the Bank sold approximately 7.00% of its shareholding in ICICI Lombard General Insurance Company Limited in the initial public offer (IPO) for a total consideration of ₹ 20,994.3 million and made a gain (net of IPO related expenses) of ₹ 17,113.2 million on this sale. Further, the Bank sold approximately 20.78% of its shareholding in ICICI Securities Limited in the IPO for a total consideration of ₹ 34,801.2 million and made a gain (net of IPO related expenses) of ₹ 32,081.6 million on this sale.

During the year ended March 31, 2017, the Bank sold approximately 12.63% of its shareholding in ICICI Prudential Life Insurance Company Limited in the IPO for a total consideration of ₹ 60,567.9 million and made a gain (net of IPO related expenses) of ₹ 51,298.8 million on this sale.

15. Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. DBR.BP.BC.No.63/21.04.018/2016-17 dated April 18, 2017, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 15.0% of the published net profits after tax for the reference period or (b) the additional Gross NPAs identified by RBI exceed 15.0% of the published incremental Gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's supervisory process for the year ended March 31, 2017.

The following table sets forth for the period indicated, details of divergence in the asset classification and provisioning as per RBI's supervisory process for the year ended March 31, 2016.

₹ in million

Sr. No.	Particulars	At March 31, 2016
1.	Gross NPAs as reported by the Bank	262,212.5
2.	Gross NPAs as assessed by RBI[1]	313,258.6
3.	Divergence in gross NPAs (2)-(1)	51,046.1

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Sr. No.	Particulars	At March 31, 2016
4.	Net NPAs as reported by the Bank	129,630.8
5.	Net NPAs as assessed by RBI	169,968.9
6.	Divergence in net NPAs (5)-(4)	40,338.1
7.	Provisions for NPAs as reported by the Bank	132,581.7
8.	Provisions for NPAs as assessed by RBI[1]	143,289.7
9.	Divergence in provisioning (8)-(7)	10,708.0
10.	Reported net profit after tax of the Bank for the year ended March 31, 2016	97,262.9
11.	Adjusted (notional) net profit after tax of the Bank for the year ended March 31, 2016 after taking into account the divergence in provisioning[1]	90,260.7

1.   *Excludes investment in shares of ₹ 1,071.9 million with an additional provision requirement of ₹ 168.0 million and an impact of ₹ 109.9 million on net profit after tax for the year ended March 31, 2016.*

The impact of changes in classification and provisioning arising out of the RBI's annual supervisory process for the year ended March 31, 2016 has been fully given effect to in the audited financial statements for the year ended March 31, 2017.

16. Revaluation of fixed assets

The Bank and its housing finance subsidiary follow the revaluation model for their premises (land and buildings) as per AS 10 – 'Property, Plant and Equipment'. The Bank had initially revalued its premises at March 31, 2016 and its housing finance subsidiary revalued its premises at March 31, 2017. In accordance with the policy, annual revaluation was carried out during the year ended March 31, 2018 through external valuers, using methodologies such as direct comparison method and income generation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2018 was ₹ 57,416.0 million (March 31, 2017: ₹ 57,940.4 million) as compared to the historical cost less accumulated depreciation of ₹ 27,144.0 million (March 31, 2017: ₹ 27,291.5 million).

The revaluation reserve is not available for distribution of dividend.

17. Proposed dividend on equity and preference shares

The Board of Directors at its meeting held on May 7, 2018 has recommended a dividend of ₹ 1.50 per equity share for the year ended March 31, 2018 (year ended March 31, 2017: ₹ 2.50 per equity share). The declaration and payment of dividend is subject to requisite approvals.

The Board at its meeting held on April 2, 2018 recommended an interim dividend of ₹ 100.00 per preference share for the year ended March 31, 2018. The interim dividend will be placed for ratification by the shareholders as final dividend. The Board of Directors had recommended a dividend of ₹ 100.00 per preference share for the year ended March 31, 2017.

According to the revised AS 4 - 'Contingencies and events occurring after the balance sheet date' as notified by the Ministry of Corporate Affairs through amendments to Companies (Accounting Standards) Amendment Rules, 2016, the Bank has not accounted for proposed dividend (including tax) as a liability for the year ended March 31, 2018.

18. Dividend distribution tax

Dividend received from Indian subsidiaries, on which dividend distribution tax has been paid by them and dividend received from overseas subsidiaries, on which tax has been paid under section 115BBD of the Income Tax Act, 1961, have been reduced from dividend to be distributed by the Bank for the purpose of computation of dividend distribution tax as per section 115-O of the Income Tax Act, 1961.

Consolidated Financial Statements of ICICI Bank Limited

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

19. Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view on the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

20. Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

Signatures to Schedules 1 to 18

As per our report of even date.   For and on behalf of the Board of Directors

For **B S R & Co. LLP**	**M. K. Sharma**	**Uday Madhav Chitale**	**Chanda Kochhar**
Chartered Accountants	Chairman	Director	Managing Director & CEO
ICAI Firm Registration no.:	DIN-00327684	DIN-00043268	DIN-00043617
101248W/W-100022			

Venkataramanan Vishwanath	**N. S. Kannan**	**Vishakha Mulye**	**Vijay Chandok**	**Anup Bagchi**
Partner	Executive Director	Executive Director	Executive Director	Executive Director
Membership no.: 113156	DIN-00066009	DIN-00203578	DIN-01545262	DIN-00105962

	P. Sanker	**Rakesh Jha**	**Ajay Mittal**
Place: Mumbai	Senior General Manager	Chief Financial Officer	Chief Accountant
Date: May 7, 2018	(Legal) & Company Secretary		

STATEMENT PURSUANT TO SECTION 129 OF COMPANIES ACT, 2013

STATEMENT CONTAINING SALIENT FEATURES OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES, ASSOCIATE COMPANIES AND JOINT VENTURES

Part "A": Subsidiaries

₹ in million

Particulars	ICICI Securities Primary Dealership Limited	ICICI Securities Limited	ICICI Securities Holdings Inc.[1]	ICICI Securities Inc.[1]	ICICI Home Finance Company Limited	ICICI Trusteeship Services Limited	ICICI Investment Management Company Limited	ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited	ICICI Lombard General Insurance Company Limited	ICICI International Limited[2]	ICICI Bank UK PLC[2]	ICICI Bank Canada[3,4]	ICICI Prudential Trust Limited	ICICI Prudential Asset Management Company Limited	ICICI Prudential Pension Funds Management Company Limited[1]
The date since when subsidiary was acquired	September 15, 1993	March 9, 1995	June 12, 2000	June 13, 2000	November 1, 1999	September 1, 1999	March 9, 2000	March 25, 1998	October 1, 2000	July 1, 2001	February 27, 1998	August 19, 2003	October 13, 2003	August 26, 2005	August 26, 2005	April 22, 2009
Paid-up share capital[5]	1,563.4	1,610.7	728.2	571.7	10,987.5	0.5	100.0	10.0	14,355.0	4,539.5	58.7	27,379.7	29,024.6	1.0	176.5	290.0
Reserves & Surplus	8,179.0	6,640.2	(601.0)	(390.5)	5,145.7	6.0	9.6	2,170.1	54,489.5	48,210.9	34.1	5,647.9	4,444.8	13.6	8,056.8	(26.7)
Total assets	172,419.7	28,709.8	127.3	300.7	102,267.3	6.6	109.9	3,315.1	1,418,212.8	297,496.6	101.7	253,161.9	314,247.0	14.9	11,669.1	273.1
Total liabilities (excluding capital and reserves)	162,677.3	20,458.9	0.1	119.5	86,134.1	0.1	0.3	1,135.0	1,349,368.3	244,746.2	8.9	220,134.3	280,777.6	0.3	3,435.8	9.8
Investments (Including investment in subsidiaries)[6]	154,457.3	518.2	94.5	Nil	2,610.5	3.8	65.6	1,886.5	1,385,401.1	181,926.7	—	52,459.0	24,545.8	11.3	6,550.8	242.5
Turnover (Gross income from operations)	11,128.3	18,568.0	Nil	250.8	9,569.3	0.4	Nil	677.4	270,687.7	126,000.7	22.0	8,576.2	9,692.6	5.2	18,186.4	1.8
Profit/(loss) before taxation	1,731.5	8,504.2	(0.1)	44.6	1,119.4	0.8	1.0	169.0	17,195.6	11,962.3	4.6	(1,981.6)	2,752.6	2.5	9,491.1	(6.6)
Provision for taxation	615.2	2,970.6	(0.2)	1.0	476.9	0.2	0.3	57.2	997.3	3,344.5	Nil	(316.5)	752.2	0.6	3,235.6	(0.0)
Profit/(loss) after taxation	1,116.3	5,533.6	0.1	43.6	642.5	0.6	0.7	111.8	16,198.3	8,617.8	4.6	(1,665.1)	2,000.4	1.9	6,255.5	(6.6)
Dividend (including corporate dividend tax)[7]	809.1	2,132.5	Nil	Nil	595.8	Nil	Nil	Nil	11,921.0	818.4	Nil	Nil	Nil	0.2	5,353.9	Nil
% of shareholding	100.00%	79.22%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	54.88%	55.92%	100.00%	100.00%	100.00%	50.80%	51.00%	100.00%

amount less than 0.1 million

Notes :

1. ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.
2. The financial information of ICICI Bank UK PLC and ICICI International Limited has been translated into Indian Rupees at the closing rate at March 31, 2018 of 1 USD = ₹ 65.1750.
3. The financial information of ICICI Bank Canada is for the period January 1, 2017 to December 31, 2017, being their financial year.
4. The financial information of ICICI Bank Canada has been translated into Indian Rupees at the closing rate at December 31, 2017 of 1 CAD = ₹ 50.9650.
5. Paid-up share capital does not include share application money.
6. Investments include securities held as stock in trade.
7. Represents dividend on equity shares paid during the year.
8. Names of subsidiaries which are yet to commence operations : None
9. Names of subsidiaries which have been liquidated or sold during the year: None

STATEMENT PURSUANT TO SECTION 129 OF COMPANIES ACT, 2013

Part "B": Associate companies and joint ventures

₹ in million

	Name of associate companies/joint ventures	I-Process Services (India) Private Limited	NIIT Institute of Finance Banking and Insurance Training Limited	ICICI Merchant Services Private Limited	India Infradebt Limited	Falcon Tyres Limited
1	Latest audited balance sheet date	March 31, 2017	March 31, 2017	March 31, 2017	March 31, 2018	March 31, 2015
2	Date on which the Associate or Joint Venture was associated or acquired	October 4, 2005	August 7, 2006	December 31, 2009	November 27, 2012	December 4, 2014
3	**Shares of associate companies/joint ventures held by ICICI Group at March 31, 2018**					
	Number of equity shares	9,880	1,900,000	75,582,000	220,049,180	20,445,177
	Amount of investment in associate companies/joint ventures[2]	Nil	24.7	400.1	3,589.0	Nil
	Extent of holding (%)	19.00%	18.79%	19.01%	38.09%	26.39%
4	Description of significant influence	Note 3	Note 3	Note 3	Note 4	Note 4
5	Reason of non-consolidation of the associate/ joint venture	N.A.	N.A.	N.A.	N.A.	Note 5
6	Networth attributable to shareholding as per latest audited balance sheet	(14.4)	21.6	612.6	3,585.5	N.A.
7	Profit/(loss) for the year ended March 31, 2018					
i	Considered in consolidation	Nil	3.2	Nil	509.4	N.A.
ii	Not considered in consolidation	(3.2)	13.9	115.4	815.4	N.A.

Notes:

1 *The above statement has been prepared based on the principles of Accounting Standard (AS) 23 - Accounting for Investments in Associates in Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India (ICAI), and therefore does not include the companies where ICICI Group does not have any significant influence as defined under AS 23, although the group holds more than 20.00% of total share capital in those companies.*

2 *Represents carrying value.*

3 *In terms of AS 23, issued by ICAI, ICICI Group is deemed to have significant influence through its voting power and representation on the Board of directors of the investee company.*

4 *In terms of AS 23, issued by ICAI, ICICI Group is deemed to have significant influence due to its holding being more than 20.00% of the voting power in the investee company.*

5 *The investment in Falcon Tyres Limited is temporary in nature.*

6 *Names of associates or joint ventures which are yet to commence operations: None*

7 Names of associates or joint ventures which have been liquidated or sold during the year: None

For and on behalf of the Board of Directors

M. K. Sharma
Chairman
DIN-00327684

Uday Madhav Chitale
Director
DIN-00043268

Chanda Kochhar
Managing Director & CEO
DIN-00043617

N. S. Kannan
Executive Director
DIN-00066009

Vishakha Mulye
Executive Director
DIN-00203578

Vijay Chandok
Executive Director
DIN-01545262

Anup Bagchi
Executive Director
DIN-00105962

Place: Mumbai
Date: May 7, 2018

P. Sanker
Senior General Manager
(Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

BASEL PILLAR 3 DISCLOSURES

at March 31, 2018

Pillar 3 disclosures at March 31, 2018 as per Basel III guidelines of RBI have been disclosed separately on the Bank's website under 'Regulatory Disclosures Section' on the home page. The link to this section is http://www.icicibank.com/regulatory-disclosure.page.

The section contains the following disclosures:

- Qualitative and quantitative disclosures at March 31, 2018
  - Scope of application
  - Capital adequacy
  - Credit risk
  - Securitisation exposures
  - Market risk
  - Operational risk
  - Interest rate risk in the banking book (IRRBB)
  - Liquidity risk
  - Counterparty credit risk
  - Risk management framework of non-banking group companies
  - Disclosure requirements for remuneration
  - Equities – Disclosure for banking book positions
  - Leverage ratio
- Composition of capital
- Composition of capital - reconciliation requirements
- Main features of regulatory capital instruments
- Full terms and conditions of regulatory capital instruments

GLOSSARY OF TERMS

Average advances	Average of advances as reported in form A to RBI
Average assets	For the purpose of performance analysis, represents averages of daily balances, except averages of foreign branches which are fortnightly averages for the period till September 2014. From October 2014, averages of foreign branches are also averages of daily balances
Average cost of funds	Cost of interest bearing liabilities
Average deposits	Average of deposits as reported in form A to RBI
Average equity	Quarterly average of equity share capital and reserves
Average total assets	For the purpose of business ratio, represents averages of total assets as reported in form X to RBI
Average yield	Yield on interest earning asse ts
Business	Total of average deposits plus average advances as reported in form A to RBI
Business per employee	Average deposits plus average advances divided by number of employees
Book value per share	Share capital plus reserves divided by outstanding number of equity shares
Capital (for CRAR)	Capital includes share capital, reserves and surplus (revaluation reserve and foreign currency translation reserve are considered at discounted amount), capital instruments and general provisions as per the RBI Basel III guidelines
Capital to risk weighted assets ratio (CRAR)	Capital (for CRAR) divided by Risk Weighted Assets (RWAs)
Earnings per share	Net profit after tax divided by weighted average number of equity shares outstanding during the year
High quality liquid assets	Stock of liquid assets which can be readily sold at little or no loss of value or used as collateral to obtain funds
Interest income to working funds	Interest income divided by working funds
Interest spread	Average yield less average cost of funds
Liquidity coverage ratio	Stock of unencumbered high quality liquid assets divided by total net cash outflows estimated for the next 30 calendar days
Net interest income	Total interest earned less total interest paid
Net interest margin	Total interest earned less total interest paid divided by average interest earning assets
Net profit per employee	Net profit after tax divided by number of employees
Non-interest income to working funds	Non-interest income divided by working funds
Number of employees	Quarterly average of number of employees. The number of employees includes sales executives, employees on fixed term contracts and interns
Operating profit	Profit before provisions and contingencies
Operating profit to working funds	Operating profit divided by working funds
Provision coverage ratio	Provision for non-performing advances divided by gross non-performing advances
Return on assets	Net profit after tax divided by average total assets
Return on average assets	Net profit after tax divided by average assets
Return on average equity	Net profit after tax divided by average equity
Risk weighted assets (RWAs)	RWAs are computed by assigning risk weights as per the RBI Basel III guidelines to various on-balance sheet exposures, off-balance sheet exposures and undrawn exposures
Working funds	Average of total assets as reported in form X to RBI

NOTES

NOTES



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ICICI BANK LIMITED
ICICI Bank Towers,
Bandra-Kurla Complex,
Mumbai 400 051

www.icicibank.com

 facebook.com/icicibank

 twitter.com/icicibank

 youtube.com/icicibank

 linkedin.com/company/icici-bank

 instagram.com/icicibank

Design Consultants -
WyattPrism Communications

BUSINESS RESPONSIBILITY REPORT

SECTION A: GENERAL INFORMATION ABOUT THE COMPANY

1. **Corporate Identity Number (CIN) of the Company:** L65190GJ1994PLC021012

2. **Name of the Company:** ICICI Bank Limited

3. **Registered address:** ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara – 390 007, Gujarat, India.

4. **Website:** www.icicibank.com

5. **E-mail id:** companysecretary@icicibank.com

6. **Financial Year reported:** 2017-2018

7. **Sector(s) that the Company is engaged in (industrial activity code-wise:**
   Code: 64191-ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

8. **List three key products/services that the Company manufactures/provides:**
   ICICI Bank Limited (the Bank), incorporated in Vadodara, India, is a publicly held banking company engaged in providing a wide range of banking and financial services including retail banking, corporate banking and treasury operations.

9. **Total number of locations where business activity is undertaken by the Company**

   i.   Number of International Locations (Provide details of major 5)

   ICICI Bank has banking subsidiaries in the United Kingdom and Canada, branches in Bahrain, China, Dubai International Financial Centre, Qatar Financial Centre, Hong Kong, Singapore, South Africa, Sri Lanka and the United States, and representative offices in Bangladesh, Indonesia, Malaysia, and the United Arab Emirates. ICICI Bank's subsidiary in the United Kingdom also has a branch each in Belgium and Germany.

   ii. Number of National Locations

   At March 31, 2018, ICICI Bank had a network of 4,867 branches with presence in over 2,850 locations in India.

10. **Markets served by the Company – Local/State/National/International**

    ICICI Bank serves customers in national and international locations.

SECTION B: FINANCIAL DETAILS OF THE COMPANY

1. **Paid up Capital (INR):** ₹ 12.86 billion

2. ***Total Turnover (INR):** ₹ 723.86 billion

   *Total turnover represents the sum of "Interest earned" (Schedule 13 of the accounts) and "Other income" (Schedule 14 of the accounts).

3. **Total profit after taxes (INR):** ₹ 67.77 billion

4. **Total Spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)**

   The Bank has spent ₹ 1.70 billion or 2.0% of its average net profits of the last three financial years ending March 31, 2015, March 31, 2016 and March 31, 2017 towards CSR activities. Appropriate disclosures as prescribed under the Companies Act, 2013 have been made in the annual report for the year ended March 31, 2018 (FY2018).

5. **List of activities in which expenditure in 4 above has been incurred:**

   The Bank's expenditures towards corporate social responsibility were focused on skill development for sustainable livelihoods, elementary education and rural development activities including digital villages, financial inclusion and financial literacy.

BUSINESS RESPONSIBILITY REPORT

SECTION C: OTHER DETAILS

1. **Does the Company have any Subsidiary Company/Companies?**

   Yes

2. **Do the Subsidiary Company/Companies participate in the BR Initiatives of the parent company? If yes, then indicate the number of such subsidiary company(s)**

   The major domestic subsidiaries of the Bank contribute to the corpus of ICICI Foundation and towards relief and welfare. Some subsidiaries also undertake additional activities independently.

3. **Do any other entity/entities (e.g. suppliers, distributors etc.) that the Company does business with, participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity/entities? [Less than 30%, 30-60%, More than 60%]**

   No

SECTION D: BR INFORMATION

1. **Details of Director/Directors responsible for BR**

   a) *Details of the Director/Directors responsible for implementation of the BR policy/policies*

   Certain of the principles or components of the principles of the National Voluntary Guidelines (NVGs) on social, environmental and economic responsibilities of business have more relevance to a manufacturing company and the same has been specified under the respective sections. The Company has in place the policies and processes to address such principles of the NVGs on social, environmental and economic responsibilities of business which are applicable.

   - DIN: 00105962
   - Name: Mr. Anup Bagchi
   - Designation: Executive Director

   b) *Details of the BR head*

S. No	Particulars	Details
1	DIN (if applicable)	Not applicable
2	Name	Mr. Ranganath Athreya (with effect from July 28, 2018)
3	Designation	General Manager & Company Secretary
4	Telephone number	+91-22-2653 6709
5	E-mail id	companysecretary@icicibank.com

2. **Principle-wise (as per NVGs) BR Policy/policies (Reply in Y/N)**

The NVGs on social, environmental and economic responsibilities of business prescribed by the Ministry of Corporate Affairs advocates the nine principles (detailed below) as P1-P9 to be followed:

P1	Businesses should conduct and govern themselves with Ethics, Transparency and Accountability
P2	Businesses should provide goods and services that are safe and contribute to sustainability throughout their life cycle
P3	Businesses should promote the well-being of all employees
P4	Businesses should respect the interests of, and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable and marginalised
P5	Businesses should respect and promote human rights
P6	Business should respect, protect, and make efforts to restore the environment
P7	Businesses, when engaged in influencing public and regulatory policy, should do so in a responsible manner
P8	Businesses should support inclusive growth and equitable development
P9	Businesses should engage with and provide value to their customers and consumers in a responsible manner

The principle wise responses are mentioned in the Annexure to this report.

2a. If answer to S.No. 1 of the annexure against any principle, is 'No', the reasons for the same have been mentioned therein.

3. **Governance related to BR**

- *Indicate the frequency with which the Board of Directors, Committee of the Board or CEO to assess the BR performance of the Company. Within 3 months, 3-6 months, Annually, More than 1 year*

  Annually

- *Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently it is published?*

  The Bank publishes the BR Report annually. The hyperlink for viewing the report is http://www.icicibank.com/aboutus/annual.html

SECTION E: PRINCIPLE-WISE PERFORMANCE

Principle 1

1. *Does the policy relating to ethics, bribery and corruption cover only the company? Yes/No. Does it extend to the Group/Joint Ventures/Suppliers/Contractors/NGOs/Others?*

The Bank is committed to acting professionally, fairly and with integrity in all its dealings. The Bank, through the Group Code of Business Conduct & Ethics, has adopted a 'zero-tolerance' approach to bribery and corruption. The Bank has put in place an 'Anti-Bribery and Anti-Corruption Policy', which sets forth obligations on part of every employee for prevention, detection and reporting of any act of bribery or corruption. The Group Code of Business Conduct & Ethics which captures the behavioural and ethical standards along with the 'zero tolerance' towards bribery covers all subsidiaries of the Bank. The Code is applicable to directors and employees of the Bank as well as the directors and employees of the subsidiary companies.

2. *How many stakeholder complaints have been received in the past financial year and what percentage was satisfactorily resolved by the management?*

The number of complaints received from shareholders in fiscal 2018 were 196 and all the complaints have been resolved.

With respect to employees, the Bank has a mechanism as provided under the Whistle Blower Policy whereby employees can raise their concerns. A report on the concerns received and the manner in which they are dealt with is periodically reported to the Audit Committee.

BUSINESS RESPONSIBILITY REPORT

The Customer Service Council (CSC) of the Bank functions as the Standing Committee on Customer Service. The CSC is chaired by a Wholetime Director. Business Heads and the Heads of related departments are members of the CSC. The CSC focuses on building and strengthening customer service orientation in the Bank through initiating various measures including simplifying processes for improvement in customer service levels. The Board of the Bank has constituted a Customer Service Committee which reviews the customer service initiatives, oversees the functioning of the CSC and evolves innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers. Of the 4,272 complaints outstanding at the beginning of the year and 237,343 complaints received during the year, 235,406 complaints have been resolved.

Principle 2

1. *List up to 3 of your products or services whose design has incorporated social or environmental concerns, risks and/or opportunities:*

   The Bank provides sustainable banking products to cater to different classes of customers through an expansive network of branches, ATMs, mobile, phone, internet and doorstep banking. Customised products include personal loans, home loans, loans for asset purchases and a wide range of savings products. The Bank also offers a selection of cards for convenience to complement the distinct lifestyle needs of customers. In addition, the Bank's Rural & Inclusive Banking Group focuses on rural and below poverty line customers. For details, please refer the "Business Overview" and "Promoting Inclusive Growth" sections of the Annual Report for fiscal 2018.

   The Bank through its Technology Finance Group (TFG) assists projects that relate to areas such as energy & environment conservation, education, health and sanitation. Some of the initiatives taken in this connection include plantation crop initiatives for the benefit of tribal communities in select blocks of Palghar and Thane District through " Vidhayak Sansad", a NGO working for tribal development, assistance to Kasturba Solar Khadi Mahila to meet the operating expenses for their existing solar charkha cluster and for setting up additional capacity in Melghat in Amravati district and assistance for construction of a green building for Rural Self Employment Training Institute in Jodhpur. In terms of social projects, support was provided to various organisations like Akshaya Patra Foundation for setting up of a modern kitchen to provide mid-day meals, Bhavani Vidyarthi Kalyan Pratishthan for construction of a hostel for 400 girl students from marginalised background in Beed district of Maharashtra, MelJol (an NGO) for making children and youth financially literate in backward areas of Gadchiroli district in Maharashtra and Institute for Exceptional Children (a non-profit organisation) for providing mental health diagnosis and care intervention to children, adolescents, adults belonging to economically and socially underprivileged section and their caregivers. Further, support was provided to the Swachh Bharat Abhiyan, a national initiative announced by the Prime Minister by contributing towards a part of the cost of constructing 1,150 toilets in various locations of Tamil Nadu through local bodies.

   The ICICI Foundation focuses on the areas of elementary education and skill development for sustainable livelihoods. For details, please refer the "Promoting Inclusive Growth" section of the Annual Report for FY2018.

2. *For each such product, provide the following details in respect of resource use (energy, water, raw material etc.) per unit of product (optional):*

   Considering the nature of business of the Bank and the products/initiatives referred to above, some of the questions below are not applicable to the Bank.

   i. Reduction during sourcing/production/distribution achieved since the previous year throughout the value chain?

      NA

   ii. Reduction during usage by consumers (energy, water) has been achieved since the previous year?

      Please refer to the response under Principle 6.

3. *Does the company have procedures in place for sustainable sourcing (including transportation)?*

   NA

4. *Has the company taken any steps to procure goods and services from local & small producers, including communities surrounding their place of work?*

   If yes, what steps have been taken to improve their capacity and capability of local and small vendors?

   NA

5. **Does the company have a mechanism to recycle products and waste? If yes what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%). Also, provide details thereof, in about 50 words or so.**

   Considering that the Bank is not a manufacturing unit, the waste generated at its offices is managed as per the waste disposal process. The Bank has procedures in place to dispose off e-waste through authorised e-waste vendors. There are sewage treatment plants at two of our large offices where waste water is entirely treated & re-utilised for gardening, flushing & cooling tower requirements.

Principle 3

1. **Please indicate the total number of employees:**

   The Bank had 82,724 employees (including contractual employees) at March 31, 2018.

2. **Please indicate the total number of employees hired on temporary/contractual/casual basis:**

   The Bank had 345 employees at March 31, 2018 on fixed term contract.

3. **Please indicate the number of permanent women employees:**

   The Bank had 23,153 women employees at March 31, 2018.

4. **Please indicate the number of permanent employees with disabilities:**

   The Bank does not specifically track the number of disabled employees. The Bank is an equal opportunity employer and treats all employees at par. Based on the income tax declarations which enable claiming income tax deduction for self-disability, the Bank had 71 such employees.

5. **Do you have an employee association that is recognised by management:**

   No

6. **What percentage of your permanent employees are members of this recognised employee association?**

   NA

7. **Please indicate the number of complaints relating to child labour, forced labour, involuntary labour, sexual harassment in the last financial year and pending, as on the end of the financial year.**

   The Bank does not engage in any form of child labour/forced labour/involuntary labour and does not adopt any discriminatory employment practices. The Bank has a policy against sexual harassment and a formal process for dealing with complaints of harassment or discrimination. The said policy is in line with relevant Act passed by the Parliament in 2013. The Bank, through the policy ensures that all such complaints are resolved within defined timelines. During CY2017, 99 cases were actioned and were disposed off.

8. **What percentage of your under mentioned employees were given safety and skill up-gradation training in the last year?**

   Permanent employees

   Permanent women employees

   Casual/temporary/contractual employees

   Employees with disabilities

   Employee health and safety is of prime importance to ICICI Bank. The Bank conducts robust and periodic training like advanced and basic fire safety training, first aid and defensive driving training and evacuation related training for floor marshals and employees across offices and branches. Periodic fire evacuation drills were conducted at the office locations as well as branches, to sensitise employees about fire safety norms and regulations. The fire safety training is also conducted for Probationary Officers and Sales Officers at the respective academies. The Bank has tie-ups with vendors to educate and demonstrate use of fire-fighting equipment to branch staff. The Bank conducts comprehensive safety training for women employees where they are trained on situation reaction and self-defense and updated on legal provisions relevant to their safety. The Bank has a Quick Response Team (QRT) to respond to women employees if they are in distress while commuting. Each QRT is a specially equipped vehicle. It is GPS enabled and carries a stretcher and fire extinguishers along with a team trained to deal with medical and personal safety related emergencies. The Bank has also made available iTravelSafe, a mobile application, to its employees, which can be used to send distress alerts to bank's helpline for assistance if the need arises.

BUSINESS RESPONSIBILITY REPORT

The Bank continues to focus on capability building. The Bank has learning centers where training programs, designed to meet the evolving skill requirements of employees are conducted. Orientation sessions for new employees, role specific functional academies and capability building programs, leadership mentoring programs and professional development programs for junior level to senior executives all form part of the trainings conducted. Employees are also provided access to a suite of e-learning programs. In fiscal 2018, the Bank delivered average of eight mandays of learning covering all employees, including permanent women employees and employees with disabilities.

Principle 4

1. *Has the company mapped its internal and external stakeholders? Yes/No*

   Yes

2. *Out of the above, has the company identified the disadvantaged, vulnerable & marginalised stakeholders*

   The Bank is guided by Reserve Bank of India (RBI) prescribed guidelines on priority sector lending, lending to small and marginal farmers, lending to weaker section etc., and government-led initiatives to improve access to financial services, and insurance and pension cover for reaching out to disadvantaged, vulnerable and marginalised stakeholders.

3. *Are there any special initiatives taken by the company to engage with the disadvantaged, vulnerable and marginalised stakeholders. If so, provide details thereof, in about 50 words or so.*

   ICICI Foundation undertakes a number of initiatives for the under-privileged, including a large scale skill development initiative. The Bank's Rural & Inclusive Banking Group focuses on rural development and empowering the below poverty line customers. For details, please refer the "Promoting Inclusive Growth" section of the Annual Report.

   The Bank is taking steps to enable easier access to the Bank's branches and ATMs for the physically challenged and is also providing facility for the visually challenged to transact at ATMs. The Bank through its Technology Finance Group has supported/granted assistance to entities engaged in a number of activities that benefit the under-privileged, including skill development, healthcare, medical research & treatment facilities, school education and upgrading quality of nursing education for girls.

   For further details, please refer the "Business Overview" and "Promoting Inclusive Growth" sections of the Annual Report of FY2018.

Principle 5

1. *Does the policy of the company on human rights cover only the company or extend to the Group/Joint Ventures/ Suppliers/ Contractors/NGOs/Others?*

   The Bank's philosophy of non-discrimination among employees, meritocracy and mechanisms for redressal of employee issues applies across the Bank and its subsidiaries.

   ICICI Bank follows the code issued by The Banking Codes and Standards Board of India which covers aspects like good & fair banking practices, transparency in services & products, high operating standards, cordial relationship with consumers & measures which build confidence of the consumer in the banking system.

   The Bank also seeks to ensure that there is no discrimination in selection of suppliers and vendors, and has put in place a grievance redressal mechanism for the same.

2. *How many stakeholder complaints have been received in the past financial year and what percent was satisfactorily resolved by the management?*

   Please refer response to question number 2 under Principle 1.

Principle 6

1. *Does the policy related to Principle 6 cover only the company or extends to the Group/Joint Ventures/Suppliers/ Contractors/ NGOs/others.*

   As outlined under Principle 2, the aspects outlined under this Principle are not substantially relevant to the Bank given the nature of its business. The Bank complies with applicable environmental regulations in respect of its premises and operations. Further, the Bank participates in initiatives towards addressing environmental issues.

2. *Does the company have strategies/initiatives to address global environmental issues such as climate change, global warming, etc? Y/N. If yes, please give hyperlink for webpage etc.*

Yes. As an environmentally responsible corporate, ICICI Bank has been striving towards imbibing green sustainable processes, policies and practices. 'Go Green' is an organisation-wide initiative that promotes cost efficient environment-friendly automated channels and building awareness and consciousness of our environment among employees. The new branches/offices have been designed such that they are equipped with energy efficient air conditioners, LED lights, motion detector sensors and other energy conservation measures. Energy conservation measures such as installation of energy efficient equipment, Variable Refrigerant Flow (VRF) technology in Air Conditioning System, Polarised refrigerant additive for improving compressor efficiency of Air Conditioning Systems, Electronically Commuted blowers in Air Handling Units (AHU) have been installed across the Bank's offices/branches. Around 200 ATMs have been converted into solar ATMs and 410 Grameen branches have been using solar power. Third party power purchase agreements for 8 MW for solar power have been entered into for the offices at Bandra-Kurla Complex and Chandivali in Mumbai and the Hyderabad towers.

To reduce paper consumption, ICICI Bank emphasises the use of alternate banking channels like internet banking, mobile banking, phone banking, insta-banking, ATMs, fully electronic branches and tab banking. ICICI Bank has moved from paper intensive processing to image based electronic processing. The Bank has endeavoured to reach out to customers and seek their collaboration in the 'Go Green' movement, encouraging online bill payment, online funds transfer and subscribing to e-statements to migrate customers to 'paperless' and 'commute-free' modes of conducting banking transactions. Green PINs and credit card e-statements have been enabled for specific customer segments.

The Bank also adopted corporate objectives for environment conservation activities in conformity with the ISO-14001 standard "International Organisation for Standardisation" for environmental management systems. This enables the organisation in developing policy and objectives for addressing the twin objectives of environmental sustainability and assessment of impact of the Bank's activities, products and services on the environment. The Corporate headquarters of ICICI Bank has been successfully re-audited for ISO 14001 : 2015 compliance in April 2018.

The Bank has received awards and recognitions for its green initiatives and energy conservation efforts as detailed below:

1. National Awards for Excellence in Energy Management-2017 by the Confederation of Indian Industry for seven towers;
2. Gold at Global Environment Awards 2017 organised by the Energy and Environment Foundation;
3. Silver award for Quality Project on Energy Conservation at ICICI Bank Towers by Quality Council of India; and
4. ISO 14001 re-audit completion for BKC towers.

3. *Does the company identify and assess potential environmental risks? Y/N*

The Bank complies with applicable environmental regulations in respect of its premises and operations. The Bank is aware of the potential environmental risks and participates in initiatives as mentioned above to address the environmental concerns.

4. *Does the company have any project related to Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if Yes, whether any environmental compliance report is filed?*

The above question is not applicable to the Bank as it is not a manufacturing company. However, the Bank assists projects that promote bio-diversity and environmental sustainability and projects that reduce greenhouse gas emissions.

5. *Has the company undertaken any other initiatives on – clean technology, energy efficiency, renewable energy, etc. Y/N. If yes, please give hyperlink for web page etc.*

As outlined above, the Bank participates in several initiatives in the area of environment sustainability.

6. *Are the Emissions/Waste generated by the company within the permissible limits given by CPCB/SPCB for the financial year being reported?*

The Bank complies with applicable environmental regulations in respect of its premises and operations.

BUSINESS RESPONSIBILITY REPORT

7. *Number of show cause/ legal notices received from CPCB/SPCB which are pending (i.e. not resolved to satisfaction) as on end of Financial Year.*

There were no outstanding notices at March 31, 2018.

Principle 7

1. *Is your company a member of any trade and chamber or association? If Yes, Name only those major ones that your business deals with:*

The Bank is a member of various trade bodies and associations such as the Indian Banks' Association and Confederation of Indian Industry in India and Institute of International Finance. The senior management of the Bank are members of various committees constituted by government, regulators and industry bodies.

2. *Have you advocated/lobbied through above associations for the advancement or improvement of public good? Yes/No; if yes specify the broad areas (drop box: Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy security, Water, Food Security, Sustainable Business Principles, Others)*

The Bank, through trade bodies and associations, puts forth a number of suggestions with respect to the economy in general and the banking sector in particular. The Bank, directly, and along with ICICI Foundation has been working on several initiatives for promotion of inclusive growth. The Bank and ICICI Foundation partner with state governments and other organisations to promote initiatives in the field of elementary education, sustainable livelihoods and rural development.

The Wholetime Directors and members of senior management participate in various committees/ working groups constituted by the Government of India and the Reserve Bank of India.

Principle 8

1. *Does the company have specified programmes/initiatives/projects in pursuit of the policy related to Principle 8? If yes details thereof.*

The major initiatives taken up are in the areas of skill development through the ICICI Foundation for Inclusive Growth and the creation of digital villages which is a joint effort of the Bank and ICICI Foundation. The skill training initiatives of ICICI Foundation include the ICICI Academy for Skills focused on providing skill training to underprivileged youth in urban and semi-urban areas, the Digital Villages initiative, a pan-India programme focused on providing locally relevant skills to village residents, and two Rural Self Employment Training Institutes (RSETIs) providing vocational training to rural youth from economically weaker sections. The total number of youth trained till date under these initiatives crossed 267,000 individuals at March 31, 2018. Under the Digital Villages initiative, over 600 villages have been converted into Digital Villages, which involves three elements including complete digitisation of all financial transactions and commercial activities in the villages, providing vocational training free of cost to the villagers and access to credit to enhance their livelihoods. The Bank also pursues initiatives in the area of rural development, including efforts to improve financial inclusion and provide access to savings account, insurance and pension products.

For details, please refer the "Promoting Inclusive Growth" section of the Annual Report.

2. *Are the programmes/projects undertaken through in-house team/own foundation/external NGO/government structures/any other organisation?*

The projects/programmes are undertaken primarily through in-house teams and ICICI Foundation, with the assistance of implementation partners as required.

3. *Have you done any impact assessment of your initiative?*

Periodic reviews are undertaken on various projects. The Bank's initiatives in the area of rural development, particularly with regard to progress made in providing access to banking and financial services to underprivileged customers are reviewed regularly. In addition, ICICI Foundation assesses the impact of all programmes undertaken by it. Baseline and endline research studies, process documentation and impact evaluation are carried out for the initiatives undertaken. For instance, in fiscal 2018, an assessment was conducted on the impact of skill training to the individuals in Digital Villages in terms of their employability and economic improvement.

4. **What is your company's direct contribution to community development projects- Amount in INR and the details of the projects undertaken.**

The Bank has spent ₹ 1.70 billion in FY2018 on corporate social responsibility related activities. The expenditure has been undertaken primarily on skill development and sustainable livelihoods, elementary education and rural development related activities including the digital villages programme, financial inclusion and financial literacy.

5. **Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words, or so.**

Community development forms the core for all initiatives undertaken by the Bank. The programmes of ICICI Foundation are designed to reflect the needs of each target population. ICICI Foundation encourages the active engagement of key stakeholders such as governments, NGOs, Panchayati Raj Institutions (PRIs), communities and other local institutions in the project planning and implementation to facilitate developing and building community ownership while ensuring the sustainability of the programmes. Other initiatives in the area of rural development, including the ICICI Digital Village initiative, also encourage community participation at the village level and are focused on providing opportunities to target customers to improve their livelihood.

Principle 9

1. **What percentage of customer complaints/consumer cases are pending as on the end of financial year.**

The Bank resolved 97.4% of customer complaints/consumer cases during fiscal 2018.

2. **Does the company display product information on the product label, over and above what is mandated as per local laws? Yes/No/N.A. /Remarks (additional information).**

This aspect is not applicable as the Bank is not a manufacturing company. The Bank complies with disclosure requirements relating to its products and services.

3. **Is there any case filed by any stakeholder against the company regarding unfair trade practices, irresponsible advertising and/or anti-competitive behaviour during the last five years and pending as on end of financial year. If so, provide details thereof, in about 50 words or so.**

In the ordinary course of banking business, several customers and borrowers have disputes with the Bank which could result in their filing a civil suit, criminal complaint or a consumer complaint alleging deficiency of services. The Bank always strives to have a cordial relationship with its customers/ borrowers and attempts to have an amicable settlement of the dispute but in some cases the Bank needs to pursue legal resolution of the same.

4. **Did your Company carry out any consumer survey/consumer satisfaction trends?**

The Bank on a continuous basis measures the satisfaction levels of customers transacting across various touch points. As part of this exercise, which is referred to as FOCUS (Feedback of the Customer), the customer's feedback and satisfaction levels with the transaction experience are measured. Approximately, 160,000 customers were contacted every month for their feedback in fiscal 2018. This feedback is then analysed and the insights from the same are implemented to improve products and processes and enhance the service quality of the Bank.

Besides, the Bank also conducts a detailed Customer Satisfaction Study (C-SAT). Existing customers of the Bank and competition are met for a detailed interview where their feedback regarding the product and channel experiences are captured.

In addition, extensive diagnostic research in specific areas is conducted on a regular basis. The focus of the research is to identify areas of improvement in the products and services of the Bank and define appropriate steps for improvement.

BUSINESS RESPONSIBILITY REPORT

ANNEXURE

		P1- Please refer Note P1	P2- Please refer Note P2	P3- Please refer Note P3	P4- Please refer Note P4	P5- Please refer Note P5	P6- Please refer Note P6	P7- Please refer Note P7	P8- Please refer Note P8	P9- Please refer Note P9
1	Do you have a policy/policies for....	Y	Y	Y	Y	Y	N	N	Y	Y
2	Has the policy been formulated in consultation with the relevant stakeholders?	Y	Y	Y	Y	Y	-	-	Y	Y
3	Does the policy conform to any national /international standards? If yes, specify? (50 words)	Y	Y	Y	Y	Y	-	-	Y	Y
4	Has the policy been approved by the Board?*	Y	Y	Y	Y	Y	-	-	Y	Y
	If yes, has it been signed by MD/owner/CEO/appropriate Board Director?	Y	Y	Y	Y	Y	-	-	Y	Y
5	Does the Company have a specified committee of the Board/Director/Official to oversee the implementation of the policy	Y	Y	Y	Y	Y	-	-	Y	Y
6	Indicate the link for the policy to be viewed online?	Y	Y	Y	Y	Y	-	-	Y	Y
7	Has the policy been formally communicated to all relevant internal and external stakeholders?	Y	Y	Y	Y	Y	-	-	Y	Y
8	Does the company have in-house structure to implement the policy/policies.	Y	Y	Y	Y	Y	-	-	Y	Y
9	Does the Company have a grievance redressal mechanism related to the policy/policies to address stakeholders' grievances related to the policy/policies?	Y	Y	Y	Y	Y	-	-	Y	Y
10	Has the company carried out independent audit/evaluation of the working of this policy by an internal or external agency? Please see #	Y	Y	Y	Y	Y	-	-	Y	Y

P1 | Sr No 3- The Bank has an Anti Bribery & Anti Corruption Policy, Group Code of Business Conduct and Ethics and Whistle Blower Policy. The Anti-Bribery & Anti-Corruption Policy broadly conforms to the requirements of anti-bribery statutes and the regulatory guidance issued in relation to the same. While the corporate governance requirements prescribed under the Listing Regulations require the Bank to have a Code of Conduct, there is no prescribed standard for the same. The Group Code of Business Conduct and Ethics is based on professional and ethical standards which the Bank believes all its employees as well as Directors should adopt. The Whistle Blower Policy broadly conforms to the standards set by the Protected Disclosure Scheme of Reserve Bank of India. The Whistle Blower Policy also confirms to the requirements as stipulated by the Companies Act, 2013 and its rules. Sr No 6- The Group Code of Business Conduct and Ethics is available on the website of the Bank (www.icicibank.com). The other policies are internal documents and accessible only to employees of the organisation.

P2	The Bank complies with regulations governing its products and services and has taken initiatives to promote inclusive growth and environmental sustainability. Sr No 3 and 6 - The ICICI Foundation for Inclusive Growth focuses on the areas of elementary education, sustainable livelihoods, primary healthcare and financial inclusion. The Bank has a Corporate Social Responsibility Policy which can be viewed on the weblink http://www.icicibank.com/managed-assets/docs/about-us/ICICI-Bank-CSR-Policy.pdf. The initiatives of ICICI Foundation for Inclusive Growth can be viewed on the link www.icicifoundation.org. The details of agri and rural banking products and facilities are available on http://www.icicibank.com/rural/index.html. The Bank also formulates a three-year financial inclusion plan which is approved by the Board of the Bank and has clear targets disaggregated to the Bank's controlling offices across various states.
P3	Sr No 3- In line with the general laws and regulations and sound ethical practices followed nationally, the Bank has adopted employee oriented policies covering areas such as employee benefits and sexual harassment at the workplace which endeavour to provide an environment of care, nurturing and opportunity to accomplish professional aspirations. Sr No 6- These policies can be viewed online only by the employees of the organisation.
P4	The principle enunciates the aspect of being responsive towards all stakeholders especially those who are disadvantaged, vulnerable and marginalised. Sr No 3 and 6- The Bank has set processes in place to achieve the objectives addressed by this principle. The ICICI Foundation for Inclusive Growth works towards inclusive growth through interventions in areas like elementary education, sustainable livelihoods and healthcare. The Bank has a Corporate Social Responsibility Policy which can be viewed on the weblink http://www.icicibank.com/managed-assets/docs/about-us/ICICI-Bank-CSR-Policy.pdf.The details of financial inclusion efforts of ICICI Group are available on http://www.icicigroupcompanies.com/financial_inclusion_efforts.html. The details of agri and rural banking products and facilities are available on http://www.icicibank.com/rural/index.html. The Bank also formulates a three-year financial inclusion plan which is approved by the Board of the Bank and has clear targets disaggregated to the Bank's controlling offices across various states.
P5	Sr No 3- The Group Code of Business Conduct & Ethics (Code) which has been adopted by the Bank and all its subsidiary companies addresses the requirements of this principle. The Code emphasises fair employment practices & diversity, fair competition, prohibition of harassment & intimidation and safety at the workplace. The Bank follows the Code of Commitment based on the standards issued by the Banking Codes and Standards Board of India which covers aspects like good and fair banking practices, transparency in services and products, high operating standards and cordial relationship with customers. The Bank is an equal opportunity employer and believes in providing a safe workplace and an enabling work environment to its employees. Sr No 6- The Group Code of Business Conduct and Ethics is available on the website of the Bank (www.icicibank.com). The Code of Commitment is available at the Bank's branches and made available to customers on their request.
P6	The aspects outlined under this Principle are not substantially relevant to the Bank given the nature of its business. The Bank complies with applicable environmental regulations in respect of its premises and operations. Further, the Bank participates in initiatives towards addressing environmental issues. The Bank also requires the borrowers of project loans to comply with the various national environmental standards.
P7	While there is no specific policy outlined for this principle, the Bank, through trade bodies and associations, puts forth a number of suggestions with respect to the economy in general and the banking sector in particular. The Bank, directly, and along with the ICICI Foundation for Inclusive Growth has been working on several initiatives for promotion of inclusive growth.
P8	Sr No 3 and 6- The Bank has a Corporate Social Responsibility Policy which can be viewed on the weblink http://www.icicibank.com/managed-assets/docs/about-us/ICICI-Bank-CSR-Policy.pdf. The ICICI Foundation for Inclusive Growth focuses on the areas of elementary education, sustainable livelihoods, primary healthcare and financial inclusion. The details of financial inclusion efforts of ICICI Group are available on http://www.icicigroupcompanies.com/financial_inclusion_efforts.html. The details of agri and rural banking products and facilities are available on http://www.icicibank.com/rural/index.html. The initiatives of ICICI Foundation for Inclusive Growth can be viewed on the link www.icicifoundation.org. The Bank also formulates a three-year financial inclusion plan which is approved by the Board of the Bank and has clear targets disaggregated to the Bank's controlling offices across various states.
P9	Sr No 3- The Bank has a Customer Grievance Redressal Policy and a Customer Compensation Policy which conform to the guidelines issued by Reserve Bank of India . The Bank also has a Customer Rights Policy which enshrines the basis rights of the customer and the responsibilities of the Bank. Sr No 6- The two policies can be viewed online on http://www.icicibank.com/notice-board.html. The Customer Rights Policy can be viewed online on http://www.icicibank.com/managed-assets/docs/personal/general-links/code-of-commitment/customer-rights-policy.pdf.
*	Policies wherever stated have been approved by the Board/Committee of the Board/senior management of the Bank
#	All policies and processes are subject to audits and reviews done internally in the Bank from time to time